ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
OPPORTUNITY PLUS
CONTRACT PROSPECTUS – MAY 1, 2013

The Contracts. The contracts described in this prospectus are group deferred variable and fixed annuity contracts issued by ING Life Insurance and Annuity Company (the "Company," "we," "us," "our"). The contracts may be single purchase payment contracts, which allow for lump-sum payments, or installment purchase payment contracts, which are designed for installment payments but which also accept lump-sum payments. They are intended to be used as funding vehicles for certain types of supplemental retirement programs, including those that qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended ("Tax Code").

Why Reading This Prospectus Is Important. Before you participate in the contract through a supplemental retirement program, you should read this prospectus. It provides facts about the contract and its investment options. Prospective contract holders (generally a school district or a public university or college in the State of New York to which we issue a master contract) should read this prospectus to help determine if the contract is appropriate for those employees eligible to participate. You may participate in this contract if you are an eligible employee of a school board or public university or college in the State of New York. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account, you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"). Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the **"INVESTMENT OPTIONS"** on page 12 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Interest Options.
- Guaranteed Accumulation Account
- Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2013 Statement of Additional Information ("SAI") free of charge by indicating your request on your enrollment materials, by calling the Opportunity Plus Service Center at 1-800-677-4636 or by writing to us at the address listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75962. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-180532. The SAI table of contents is listed on page 51 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The Funds

Alger Green Fund (Class A)[1]
Amana Growth Fund[1]
Amana Income Fund[1]
American Century® Income & Growth Fund (A Class)[1]
American Century® Inflation-Adjusted Bond Fund (Investor Class)[1]
BlackRock Mid Cap Value Opportunities Fund (Investor A Shares)[1]
Calvert VP SRI Balanced Portfolio
EuroPacific Growth Fund® (Class R-4)[1]
Fidelity® VIP Asset Manager Portfolio (Initial Class)
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP High Income Portfolio (Initial Class)
Fidelity® VIP Index 500 Portfolio (Initial Class)
Fidelity® VIP Overseas Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
ING Balanced Portfolio (Class I)
ING Baron Growth Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class I)
ING Clarion Global Real Estate Portfolio (Class I)
ING Global Bond Portfolio (Class I)
ING Global Resources Portfolio (Class S)
ING Growth and Income Portfolio (Class I)
ING Index Plus LargeCap Portfolio (Class I)
ING Index Plus MidCap Portfolio (Class I)
ING Index Plus SmallCap Portfolio (Class I)
ING Intermediate Bond Portfolio (Class I)
ING International Index Portfolio (Class I)
ING Invesco Comstock Portfolio (Class S)[2]
ING Invesco Equity and Income Portfolio (Class I)[2]
ING JPMorgan Emerging Markets Equity Portfolio (Class I)

ING Large Cap Growth Portfolio (Class I)
ING Large Cap Value Portfolio (Class I)
ING Marsico Growth Portfolio (Class I)
ING MidCap Opportunities Portfolio (Class I)
ING MFS Total Return Portfolio (Class I)
ING Money Market Portfolio (Class I)
ING Oppenheimer Global Portfolio (Class I)
ING PIMCO High Yield Portfolio (Class I)
ING PIMCO Total Return Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class I)
ING Russell™ Large Cap Growth Index Portfolio (Class I)
ING Small Company Portfolio (Class I)
ING Strategic Allocation Conservative Portfolio (Class I)[3]
ING Strategic Allocation Growth Portfolio (Class I)[3]
ING Strategic Allocation Moderate Portfolio (Class I)[3]
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
ING T. Rowe Price Growth Equity Portfolio (Class I)
ING Templeton Foreign Equity Portfolio (Class I)
Invesco Mid Cap Core Equity Fund (Class A)[1]
Invesco V.I. American Franchise Fund (Series I)[2]
Invesco V.I. Core Equity Fund (Series I)
Lord Abbett Series Fund – Mid Cap Stock Portfolio (Class VC)
New Perspective Fund® (Class R-4)[1]
Oppenheimer Developing Markets Fund (Class A)[1]
Pax World Balanced Fund (Individual Investor Class)[1]
The Growth Fund of America® (Class R-4)[1]
USAA Precious Metals and Minerals Fund (Adviser Shares)[1]
Washington Mutual Investors Fund℠ (Class R-4)[1]
Wells Fargo Advantage Special Small Cap Value Fund (Class A)[1]

(1) This fund is available to the general public, in addition to being available through variable annuity contracts. **See "INVESTMENT OPTIONS."**
(2) This fund has changed its name since the date of the last prospectus supplement. See the table in **APPENDIX III–Fund Descriptions** for the former fund name.
(3) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. **See "FEES–Funds Fees and Expenses"** for additional information.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company: To answer your questions, contact your local representative or write or call the Company through:

For all regular mail, please use:

Opportunity Plus Service Center
ING National Trust
P.O. Box 9810
Providence, RI 02940-8010

For overnight delivery, please use:

Opportunity Plus Service Center
ING National Trust
4400 Computer Drive
Westborough, MA 01581

1-800-OPP-INFO
(1-800-677-4636)

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company through the Opportunity Plus Service Center to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out. We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual participating in a supplemental retirement program, where the program uses the contract as a funding option.

Plan Sponsor: The sponsor of your supplemental retirement program. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. The contract holder is generally a school district or a public university or college in the State of New York to which we have issued the master contract. We may also refer to the contract holder as the contract owner.

We, us, our (the "Company"): ING Life Insurance and Annuity Company. We issue the contract.

The Contract and Your Supplemental Retirement Program

Supplemental Retirement Program ("plan"): A plan sponsor has established a supplemental retirement program for you. The term "contract(s)" in this prospectus refers to the group deferred variable annuity contract offered as a funding option for that plan.

Plan Type: We refer to the supplemental retirement program in this prospectus as a 403(b) or Roth 403(b) plan. **For a description, see "TAX CONSIDERATIONS."**

Use of an Annuity Contract in Your Plan: Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b) or Roth 403(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit and the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your local representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Contract Rights

You generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the contract holder or its delegate. **See "TAX CONSIDERATIONS–Taxation of Qualified Contracts–Distributions–Eligibility–403(b) and Roth 403(b) Plans."**

Contract Facts

Free Look/Right to Cancel: Contract holders and participants may cancel their purchase no later than 10 days after they receive the contract (or other document evidencing their interest). **See "RIGHT TO CANCEL."**

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT"** and **"INCOME PHASE."**

Withdrawals: During the accumulation phase, you may, subject to the limits in the contract and your plan, withdraw all or a part of your account value. Certain fees and taxes may apply. **See "WITHDRAWALS"** and **"TAX CONSIDERATIONS."** Amounts withdrawn from the Guaranteed Accumulation Account may be subject to a market value adjustment. **See APPENDIX I**.

Systematic Distribution Options: You may elect to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees: Certain fees are deducted from your account value. **See "FEE TABLE"** and **"FEES."**

Taxation: Amounts you receive as a distribution will generally be included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You provide ING Life Insurance and Annuity Company with your completed enrollment materials and we may set up one or more accounts for you. We may set up account(s) for employer contributions and/or contributions from your salary.

STEP 2: You direct us to invest your account dollars in any of the following investment options:

- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of the separate account. Each one invests in a specific mutual fund.) The subaccount(s) selected purchases shares of its corresponding fund.



Payments to Your Account
Step 1 ||
ING Life Insurance and Annuity Company
|| Step 2 ||
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 2 ||
Mutual Fund A
Mutual Fund B

Income Phase (receiving income phase payments from your contract)

The contract offers several income phase payment options. **See "INCOME PHASE."** In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides a death benefit to your beneficiary(ies); and
- Select fixed income phase payments, variable income phase payments (that vary based on the performance of the variable investment options you select), or a combination of fixed and variable income phase payments.

FEE TABLE

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See the "FEES" Section for:
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Redemption Fees; and
- Premium and Other Taxes.

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted.*

Early Withdrawal Charge[1] (as a percentage of amount withdrawn)	5.0%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses
(as a percentage of average account value)

	Maximum Charges	Current Charges
Mortality and Expense Risk Charge[2]	1.00%	1.00%
Administrative Expense Charge[3]	0.25%	0.20%
Total Separate Account Annual Expenses	1.25%	1.20%

Optional Endorsement Charges (Applicable only if you elected to purchase optional Minimum Guaranteed Withdrawal Benefit Endorsement prior to April 29, 2011)

Minimum Guaranteed Withdrawal Benefit Endorsement Charge ("MGWB Endorsement Charge")(as a percentage of the MGWB Base)[4]

Maximum Annual Charge (charge deducted quarterly):	1.20%
Current Annual Charge (charge deducted quarterly):	0.40%

---

* State premium taxes (which currently range from 0.0% to 4.0% of purchase payments) may apply, but are not reflected in the fee tables or examples. **See "FEES–Premium and Other Taxes."**

1 This is a deferred sales charge. For single purchase payment contracts, there is no withdrawal charge. For installment purchase payment contracts, the early withdrawal charge applies to account values in the Fixed Account and to account values in the subaccounts and the Guaranteed Accumulation Account that were attributable to amounts held in the Fixed Account at any time. The early withdrawal charge reduces over time and may be calculated differently where both a Roth 403(b) account and traditional 403(b) account are available. These fees may be waived, reduced or eliminated in certain circumstances. **See "FEES."**

2 The mortality and expense risk charge for the ING Money Market Portfolio subaccount is currently 0.35% on an annual basis.

3 We reserve the right to deduct a daily charge of not more than 0.25% on an annual basis from the subaccounts. Effective May 1, 2013, the current administrative expense charge increased from 0.10% to 0.20%.

4 We deduct the MGWB Endorsement Charge from the subaccounts in which you are invested on each quarterly endorsement anniversary. In addition, a pro rata portion of the quarterly charge will be deducted upon a full surrender of the eligible account value, upon cancellation of the endorsement, and upon the application of the eligible account value to an income phase option. **See "MGWB Endorsement Charge"** and **"Calculating the Minimum Guaranteed Withdrawal Benefit Base,"** for further information on this charge and on the Minimum Guaranteed Withdrawal Benefit Base ("MGWB Base").

Separate Account Charge Table

The following table shows the total annual charges you could pay, based upon the amounts you invested in the subaccounts (unless otherwise indicated), if you elected to purchase the MGWB Endorsement prior to April 29, 2011, based on maximum or current charges under the contract. For purposes of these tables, we have assumed that the value of the amounts invested in the subaccounts is the same as the MGWB Base.

Maximum Charges:

Maximum Mortality & Expense Risk Charge	1.00%
Maximum Administrative Expense Charge	0.25%
Maximum MGWB Endorsement Charge (if MGWB Endorsement was selected prior to April 29, 2011) (as percent of MGWB Base)	1.20%
Total	2.45%

Current Charges:

Current Mortality & Expense Risk Charge	1.00%
Current Administrative Expense Charge	0.20%
Current MGWB Endorsement Charge (if MGWB Endorsement was selected prior to April 29, 2011) (as percent of MGWB Base)	0.40%
Total	1.60%

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.10%	1.55%

See the "FEES–Fund Fees and Expenses" section of this prospectus for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the fund's affiliates.

Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the maximum separate account annual expenses applicable to the particular fund, and fund fees and expenses. The examples also assume you elected the MGWB Endorsement with the maximum annual charge of 1.20% of the MGWB Base (deducted quarterly).

Maximum Fund Fees and Expenses Examples. The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5.0% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$907	$1,733	$2,576	$4,206	$402	$1,218	$2,051	$4,206

Minimum Fund Fees and Expenses Examples. The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5.0% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$770	$1,331	$1,920	$2,885	$258	$794	$1,355	$2,885

*   This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to installment purchase payment contracts. The installment purchase payment contracts schedule is listed in **"FEES."** Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years one, three and five, and the 5.0% charge would apply. At the end of the 10th account year the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

** This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump-sum withdrawal is requested within three years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX VI**, we provide condensed financial information about the separate account subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS" for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution and administration. Failure to meet any of these complex tax, securities or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are deferred variable annuity contracts that the Company offers in connection with supplemental retirement programs under Tax Code section 403(b), including Roth 403(b). The plans are established by school boards and public universities and colleges in the State of New York, for their participants.

There are two group deferred variable annuity contracts:
- Single purchase payment contracts issued for lump-sum transfers to us of amounts accumulated under a pre-existing plan; and
- Installment purchase payment contracts established to accept continuing periodic payments, but which may also accept lump-sum transfers.

We reserve the right to set a minimum purchase payment on single purchase payment contracts. Lump-sum transfers below this minimum will be applied to an installment purchase payment contract.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Types of Accounts. There are three types of accounts that may be available under your contract:

- An employer pre-tax account that will be credited with employer contributions (if any) and any portion of any transfer or rollover contributions attributable to such amounts;
- An employee pre-tax account that will be credited with employee salary reduction contributions (if any) and the portion of any transfer or rollover contributions attributable to such amounts; and
- An employee Roth 403(b) account that will be credited with employee after-tax salary contributions to the Roth 403(b) account (if any) and the portion of any transfer or rollover contribution attributable to such amounts.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b) or Roth 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your local representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. The contract holder completes the required forms and the local representative submits them to the Company. We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, your local representative will assist you in completing an enrollment form and submitting it to the Opportunity Plus Service Center. **See "CONTRACT OVERVIEW– Questions: Contacting the Company."** If your enrollment is accepted, we establish one or more accounts for you under the contract(s). We may establish an employee account for contributions from your salary or rollover amount, an employer account for employer contributions, and a Roth 403(b) account for employee contributions from your salary or rollover amount. Your account includes amounts held under both the installment purchase payment contract and the single purchase payment contract.

Acceptance or Rejection of Application or Enrollment Forms. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold payments for longer periods with the permission of the contract holder. If we agree to this, we will deposit the payments in the ING Money Market Portfolio subaccount until the forms are completed (for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any payments.

Allocating Purchase Payments to the Investment Options. You direct us to allocate initial purchase payments to the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and by telephone or electronically.

Allocations must be in whole percentages and there may be limitations on the number of investment options that can be selected at any one time. **See "INVESTMENT OPTIONS"** and **"TRANSFERS."**

Tax Code Restriction. The Tax Code places some limitations on contributions to your account. **See "TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your local representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement program. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;

- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;

- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and

- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. If you are exchanging from another annuity contract, New York state law requires completion of replacement forms, which will assist you in this comparison. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your local representative or tax adviser to make sure that the exchange will be handled so that it is tax free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. The contract holder is the school district or a public university or college to which we have issued the master contract.

Who Owns Money Accumulated Under the Contract? We establish one or more accounts for you under the contracts. Generally, we establish an employee account to receive salary reduction and rollover amounts, an employer account to receive employer contributions, and Roth 403(b) account(s) to receive employee after-tax salary reduction and rollover amounts. You have the right to the value of your employee account and any employer account, to the extent you are vested as interpreted by the contract holder.

What Rights Do I Have Under the Contract? You generally hold all rights under the contract and may make all elections for your accounts, subject to the consent and approval of the contract holder or its delegate in connection with certain distributions and other transactions related to your account. **See "CONTRACT OVERVIEW–Contract Rights"** and **"TAX CONSIDERATIONS–Taxation of Qualified Contracts–Distributions–Eligibility."**

RIGHT TO CANCEL

When and How to Cancel. You or the contract holder may cancel your purchase within 10 days after receiving the contract (or other document evidencing your interest) by returning it to the Opportunity Plus Service Center or your local representative along with a written notice of cancellation.

Refunds. We will produce a refund to you or the contract holder no later than seven calendar days after we receive the contract or other document evidencing your interest and the written notice of cancellation at the Opportunity Plus Service Center. The refund will equal the dollars contributed to the contract plus any earnings and less any losses attributable to the purchase payments allocated to the variable investment options. Any mortality and expense risk charges, administrative expense charges, or optional endorsement charges deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge. We will not apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, generally a school district or a public university or college in the State of New York to which we have issued the master contract, or you instruct us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are called subaccounts of Variable Annuity Account C. Each subaccount invests in a specific mutual fund. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of each fund in **APPENDIX III**. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Insurance-Dedicated Funds *(Mixed and Shared Funding).* Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance.
- Shared funding – bought by more than one company.

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

- Alger Green Fund
- Amana Growth Fund
- Amana Income Fund
- American Century® Income & Growth Fund
- American Century® Inflation-Adjusted Bond Fund
- BlackRock Mid Cap Value Opportunities Fund
- EuroPacific Growth Fund®
- Invesco Mid Cap Core Equity Fund

- New Perspective Fund®
- Oppenheimer Developing Markets Fund
- Pax World Balanced Fund
- The Growth Fund of America®
- USAA Precious Metals and Minerals Fund
- Washington Mutual Investors Fund^SM
- Wells Fargo Advantage Special Small Cap Value Fund

See **"TAX CONSIDERATIONS–Taxation of Qualified Contracts–Special Considerations for Section 403(b) Plans"** for information about investing in one of the public funds under a 403(b) or Roth 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:

- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:

- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company." See also "TRANSFERS"** for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Options

For descriptions of the fixed interest options, **see APPENDICES I** and **II** and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge from the Opportunity Plus Service Center at the address and telephone number listed in **"CONTRACT OVERVIEW– Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:

- **Choose options appropriate for you.** Your ING representative can help you evaluate which investment options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses, the fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Furthermore, be aware that there may be:

- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more than 25 investment options can be selected at any one time.

FEES

The following repeats and adds to information provided in the **"FEE TABLE"** section. Please review both this section and the Fee Table for information on fees.

Transaction Fees

Early Withdrawal Charge

Under installment purchase payment contracts, withdrawals of all or a portion of your Fixed Account value, or of account values held in the subaccounts or the Guaranteed Accumulation Account that were attributable to amounts held in the Fixed Account at any time, may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. There is no early withdrawal charge under installment purchase payment contracts of amounts distributed under the terms of a settlement agreement with the New York Attorney General dated October 10, 2006, nor on any earnings attributable to such distributed amounts. In addition, there is no early withdrawal charge for any amounts withdrawn under single purchase payment contracts.

Amount. The charge is a percentage of the amount withdrawn. The percentage will be determined by the early withdrawal charge schedule that applies to your account. The charge will never be more than 8.5% of total payments to your account.

Purpose. This is a deferred sales charge. This charge may be referred to as a surrender charge in your contract or certificate/enrollment materials. The charge reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

The early withdrawal charge applies to:
- Amounts deposited in the Fixed Account and any earnings on such amounts;
- Amounts that came from a subaccount or the Guaranteed Accumulation Account but were then transferred to the Fixed Account (and any earnings on such amounts); or
- Amounts that came from the Fixed Account but were then transferred to a subaccount or the Guaranteed Accumulation Account (and any earnings on such amounts).

Types of Fees
Your account may incur the following types of fees:
- **Transaction Fees**
  - ▷ Early Withdrawal Charge
  - ▷ Redemption Fees
- **Fees Deducted from Investments in the Subaccounts**
  - ▷ Mortality and Expense Risk Charge
  - ▷ Administrative Expense Charge
  - ▷ MGWB Endorsement Charge
- **Fund Fees and Expenses**

Terms to Understand in the Schedules
- **Account Year**-a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
- **Purchase Payment Period** (for installment purchase payment contracts)-the period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is bi-weekly, a payment period is completed after 26 payments are made. If only 25 payments are made, the payment period is not completed until the 26th payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

Early Withdrawal Charge Schedules

Withdrawals from the Fixed Account and Variable Investment Options*	
Purchase Payment Periods Completed	Early Withdrawal Charge
Fewer than 5	5.0%
5 or more but fewer than 7	4.0%
7 or more but fewer than 9	3.0%
9 or 10	2.0%
More than 10	0.0%

Early Withdrawal Charge Schedule for the Guaranteed Accumulation Account for Certain New York Contracts

The following schedule applies to withdrawals from the Guaranteed Accumulation Account under installment purchase payment master contracts issued after July 29, 1993 in the State of New York. This schedule is based on the number of completed account years. For all other contracts, the applicable early withdrawal charge schedule for withdrawals from the Guaranteed Accumulation Account under installment purchase payment contracts is the same schedule that applies to withdrawals from the Fixed Account and Variable Investment Options above.

Withdrawals from the Guaranteed Accumulation Account for Certain Installment Purchase Payment Contracts*	
Account Years Completed	Early Withdrawal Charge
Fewer than 3	5.0%
3 or more but fewer than 4	4.0%
4 or more but fewer than 5	3.0%
5 or more but fewer than 6	2.0%
6 or more but fewer than 7	1.0%
7 or more	0.0%

*   The early withdrawal charge applies to account values in the variable investment options and the Guaranteed Accumulation Account only if they were attributable to amounts held in the Fixed Account at any time.

Early Withdrawal Charge Schedule When Two or More Accounts Are Available. There is no early withdrawal charge for single purchase payment contracts. For installment purchase payment contracts, for the purposes of calculating early withdrawal charges, the number of purchase payment periods will be calculated in the following manner:

- The employer pre-tax account, if any, will at all times be credited with the same number of purchase payment periods as the employee account (either employee pre-tax or employee Roth 403(b)) with the greatest number of purchase payment periods completed; and
- If an employee Roth 403(b) account or employee pre-tax account is established and the other type of employee account was already in existence, the new employee account will initially be credited with the same number of purchase payments as were made, if any, to the existing employee account. After the new employee account is established, the number of additional purchase payment periods credited from that point forward to either employee account will be based solely on the number of subsequent purchase payments, if any, made to that particular employee account. This may result in a different number of purchase payment periods completed for the employee pre-tax account and the employee Roth 403(b) account.

For example, if a Roth 403(b) installment account is established for a participant who at that time has made 23 installment payments to her pre-tax 403(b) employee installment account, at the time the participant's Roth 403(b) installment account is initially established we will credit it with the same number of installment payments as were made to the existing account (i.e., 23). Thereafter, any future payments the participant makes to her pre-tax account will be credited toward the number of payment periods completed for that account only, while any future payments the participant makes to her Roth 403(b) account will be credited toward the number of payment periods completed only for the Roth 403(b) account.

Waiver. The early withdrawal charge is waived for portions of a withdrawal that are:

- Used to provide payments to you during the income phase;
- Paid because of your death before income phase payments begin;
- Paid where your account value is $2,500 or less and no part of the account has been taken as a withdrawal or a loan or used to provide income phase payments within the prior 12 months;
- Withdrawn because of the election of a systematic distribution option (**see "SYSTEMATIC DISTRIBUTION OPTIONS"**);
- Withdrawn when you are 59½ or older, have an installment purchase payment account and have completed at least nine purchase payment periods;
- Withdrawn due to disability as specified in the Tax Code;
- Withdrawn on or after the 10th anniversary of the effective date of the account;
- Withdrawn due to a financial hardship as defined in the Tax Code; or
- Withdrawn due to your separation from service with your current employer, while meeting the age and service requirements to receive benefits under the New York State Teachers' or Employee's Retirement Systems (even if you are not a member of either system).

Severance from Employment. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless the severance from employment would have otherwise qualified as a separation from service prior to the Economic Growth and Tax Relief Reconciliation Act of 2001, and you meet the other requirements set forth in the contract.

Free Withdrawals. If you are between the ages of 59½ and 70½, you may withdraw up to 10% of your account value during each calendar year without being charged a withdrawal fee. The free withdrawal only applies to the first partial withdrawal you make in each calendar year. The 10% amount will be based on your account value calculated on the valuation date next following our receipt of your request for withdrawal. Outstanding contract loans are excluded from the account value when calculating the 10% free withdrawal amount.

The free withdrawal will not apply to:

- A full withdrawal of your account; or
- Partial withdrawals due to a default on a contract loan.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Fees Deducted from Investments in the Subaccounts

Mortality and Expense Risk Charge

Amount. During the accumulation phase, the mortality and expense risk charge is 1.00% annually of your account value invested in the subaccounts, except amounts invested in the ING Money Market Portfolio subaccount, for which the mortality and expense risk charge is 0.35% annually. We may charge a different fee for different funds (but not beyond the maximum amount.) **See "INCOME PHASE–Charges Deducted"** for fees deducted during the income phase.

When/How. We deduct this fee daily from the subaccounts corresponding to the funds you select. We do not deduct this fee from any fixed interest option.

Purpose. The fee compensates us for the mortality and expense risks we assume under the contracts:

- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Administrative Expense Charge

Maximum Amount. 0.25%. Effective May 1, 2013, the current administrative expense charge increased from 0.10% to 0.20%. We reserve the right, however, to charge up to 0.25% on an annual basis from your account value invested in the funds.

When/How. We deduct this fee daily from your account value held in the subaccounts corresponding to the funds you select. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This charge helps defray our cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

MGWB Endorsement Charge

Maximum Amount. We charge this fee only if you elected to purchase the MGWB Endorsement, which was only available prior to April 29, 2011. The maximum annual charge for the MGWB Endorsement is 1.20% of the MGWB Base, deducted as a quarterly charge of 0.30%. The current annual charge for the MGWB Endorsement is 0.40% of the MGWB Base, deducted as a quarterly charge of 0.10%.

Please see "**OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT**– Calculating the Minimum Guaranteed Withdrawal Benefit Base" for how and when the MGWB Base is calculated.

When/How. We deduct this fee on each quarterly endorsement anniversary date from the portion of the eligible account value invested in the subaccounts, in the same proportion that this amount bears to the total eligible account value invested in all subaccounts. While we do not deduct this charge from amounts invested in any fixed interest option, the charge is calculated as a percentage of the MGWB Base, which includes amounts you have invested in the fixed interest options. If the amount invested in the subaccounts is insufficient to satisfy any portion of the MGWB Endorsement Charge on a quarterly endorsement anniversary date, we reserve the right to deduct any remaining MGWB Endorsement Charge on the next business day in which you have amounts invested in the subaccounts sufficient to satisfy the remaining charge.

A "quarterly endorsement anniversary date" is the date three months from the date the MGWB Endorsement becomes effective (the "endorsement date") that falls on the same date of the month as the endorsement date. For example, if the endorsement date is February 12, the quarterly endorsement anniversary date is May 12. If there is no corresponding date in the month, the quarterly endorsement anniversary date will be the last date of such month. If the quarterly endorsement anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day. An "endorsement anniversary" is the date one calendar year from the endorsement date, and each date thereafter that is the same date and month as the endorsement date. We call the consecutive one year period starting on the endorsement date and each endorsement anniversary and ending on the date before the next endorsement anniversary an "endorsement year**."**

In addition, a pro rata portion of the quarterly charge will be deducted upon a full surrender of the eligible account value, upon cancellation of the MGWB Endorsement, and upon the application of the eligible account value to an income phase option.

Purpose. The fee compensates us for the insurance risks we take in providing the guaranteed withdrawals available under the MGWB Endorsement. If the amount we deduct for this fee is not enough to cover the costs of these risks, we will bear the loss, while if the amount we deduct for this fee exceeds such risks, we will earn a profit from this fee. We do not expect to earn a profit from this fee.

Fund Fees and Expenses

As shown in the fund prospectuses and described in **"FEE TABLE–Fund Fees and Expenses,"** each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2012, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:
- Fidelity Investments®
- American Funds®
- OppenheimerFunds, Inc.
- Franklin® Templeton® Investments
- Wells Fargo Funds Management, LLC
- Amana Funds
- Lord Abbett Funds
- Invesco Investments
- Pax World Funds
- American Century Investments®
- Calvert Funds
- BlackRock, Inc.
- USAA Funds
- Alger Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2012, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Currently, there is no premium tax on annuities under New York regulations. If the state does impose a premium tax, it would be deducted from the amount applied to an income phase payment option. We reserve the right to deduct a charge for state premium tax at any time from the purchase payment(s) or from the account value at any time, but no earlier than when we have a tax liability under state law.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Deductions, if any, from the fixed interest options (e.g. withdrawals, fees); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative charge (if any). **We discuss these deductions in more detail in "FEE TABLE" and "FEES."**

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and administrative expense charge, and any other fees, deducted daily from investments in the separate account.

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

$5,000 contribution

Step 1 ‖

ING Life Insurance and Annuity Company

Step 2 ‖

Variable Annuity Account C		
Subaccount A 300 accumulation units	Subaccount B 80 accumulation units	Etc.

‖ **Step 3** ‖

Fund A	Fund B

Step 1: You make an initial contribution of $5,000.

Step 2:
- You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- You direct us to invest $2,000 in Fund B. The purchase payment purchases 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the then current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Any subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed after the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, you may transfer among investment options. During the income phase you may make up to 12 transfers per calendar year among available investment options. You may make a request in writing, by telephone or electronically. Transfers must be made in accordance with the terms of the contract and your plan. **Transfers from fixed interest options are restricted as outlined in APPENDICES I and II.**

Value of Transferred Dollars. The value of amounts transferred into or out of the subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the Opportunity Plus Service Center, or if you are participating in the Dollar Cost Averaging Program, after your scheduled transfer. **See "CONTRACT OVERVIEW–Questions: Contacting the Company."**

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. The contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this program. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount from the ING Money Market Portfolio to the Fixed Account, Guaranteed Accumulation Account, or one or more subaccounts that you select. Allocations to the Fixed Account may limit your ability to execute subsequent transfers out of this fixed option. Amounts transferred to or from the Fixed Account and subsequently withdrawn from the contract during the accumulation phase may be subject to early withdrawal charge. **See "FEES."** Amounts transferred from the Guaranteed Accumulation Account before the end of a guaranteed term may be subject to a market value adjustment. **See APPENDIX I and the Guaranteed Accumulation Account prospectus.**

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or the Opportunity Plus Service Center at the number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** This program is not available to the participants in the Asset Rebalancing Program.

Asset Rebalancing Program. This program allows you to have your account value automatically reallocated to specified percentages on a scheduled basis. If elected, only account values invested in the variable investment options are eligible to be rebalanced. Account values invested in the Guaranteed Accumulation Account and the Fixed Account are not eligible to be rebalanced. To elect to participate in Asset Rebalancing, you should contact the Opportunity Plus Service Center at the number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** This program is not available to participants in the Dollar Cost Averaging Program.

WITHDRAWALS

Taxes, Fees and Deductions
Amounts withdrawn may be subject to one or more of the following:
- **Early Withdrawal Charge (see "FEES–Early Withdrawal Charge")**
- **Optional Minimum Guaranteed Withdrawal Benefit Endorsement Charge (see "FEES–MGWB Endorsement Charge")**
- **Redemption Fees (see "FEES–Redemption Fees")**
- **Market Value Adjustment (see APPENDIX I)**
- **Tax Penalty (see "TAX CONSIDERATIONS")**
- **Tax Withholding (see "TAX CONSIDERATIONS")**

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

Making a Withdrawal. Subject to the Tax Code withdrawal restrictions described below and the rules of your plan, you may withdraw all or a portion of your account value at any time during the accumulation phase. Withdrawals may be subject to approval by the contract holder or the contract holder's delegate. **See "CONTRACT OVERVIEW–Contract Rights"** and **"TAX CONSIDERATIONS–Taxation of Qualified Contracts–Special Considerations for Section 403(b) Plans."**

Steps for Making a Withdrawal. You must:
- Select the Withdrawal Amount.
  - ▹ Full Withdrawal: You will receive, reduced by any required withholding tax, tax penalties, redemption fees (if applicable), and MGWB Endorsement charges (if applicable), your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge; or
  - ▹ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, tax penalties, and redemption fees (if applicable), the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account; and
- Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options, from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the Opportunity Plus Service Center.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation after we receive a request for withdrawal in good order at the Opportunity Plus Service Center; or
- On such later date as specified on the disbursement form (as allowed under our administrative procedures).

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, the payment will be sent no later than seven calendar days following our receipt of the disbursement form in good order at the Opportunity Plus Service Center.

Withdrawal Restrictions from 403(b) Plans. Section 403(b)(11) of the Tax Code generally prohibits withdrawal under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment or financial hardship, of the following:
- Salary reduction contributions made after December 31, 1988;
- Earnings on those contributions; and
- Earnings during such period on amounts held as of December 31, 1988.

Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship. Other withdrawals may be allowed as provided for under the Tax Code or regulations.

Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "TAX CONSIDERATIONS–Taxation of Qualified Contracts–Distributions– Eligibility–403(b) and Roth 403(b) Plans."**

Reinstatement Privilege. The contract allows one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for early withdrawal charges imposed at the time of withdrawal. Any MGWB Endorsement that was in effect at the time of the full withdrawal will not be reinstated. We will reinstate in the same investment options and proportions in place at the time of withdrawal. Special rules apply to reinstatements of amounts withdrawn from the Guaranteed Accumulation Account. **See APPENDIX I**. Seek competent advice regarding the tax consequences associated with reinstatement.

Employer Directed Withdrawals. If permitted by the plan, we may, at the contract holder's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT

General. After April 28, 2011, the Minimum Guaranteed Withdrawal Benefit Endorsement ("MGWB Endorsement") is no longer available for purchase, but if you elected to purchase this endorsement prior to this date the MGWB Endorsement generally guarantees that you may withdraw specified amounts from your account each calendar year. Depending upon the option you select, these withdrawals may be guaranteed for a defined period or for your life. The MGWB Endorsement may also provide for guaranteed payments in the event your eligible account value is reduced to zero, subject to the terms, conditions and limitations noted below.

Any date required by this endorsement that falls on a date when the NYSE is closed for trading will be applied as of the next date the NYSE is open.

The MGWB Endorsement may not have been available for all investors. If you purchased the MGWB Endorsement before April 29, 2011, in order to be eligible for a withdrawal, you must otherwise qualify for withdrawals under the terms of the Tax Code and your retirement plan. The MGWB Endorsement guarantees withdrawals up to a specified amount each calendar year. It does not guarantee any return of principal or purchase payments, nor does it guarantee performance of any specific fund under the contract. The MGWB Endorsement has no cash surrender value. You should consult a qualified financial or tax adviser when evaluating the MGWB Endorsement.

Applicability.
The MGWB Endorsement is not available in connection with Roth 403(b) accounts. Amounts in a Roth 403(b) account are not used to determine the MGWB Base, and any purchase payments contributed as Roth 403(b) after-tax salary reductions are not included as eligible purchase payments for purposes of the MGWB Endorsement. In addition, withdrawals from Roth 403(b) accounts are disregarded for purposes of the MGWB Endorsement. The MGWB Endorsement is not applicable to amounts invested in or contributed to the ING 403(b)(7) mutual fund program that may be offered under your plan. Any transfers from investment options offered under the Opportunity Plus 403(b)(1) annuity to any investment option offered under the ING 403(b)(7) mutual fund program will be treated as a withdrawal and will cause the MGWB Endorsement to enter into the Withdrawal Phase. Once the MGWB Endorsement has entered the Withdrawal Phase, any such transfer from investment options offered under the Opportunity Plus 403(b)(1) annuity to any investment option offered under the ING 403(b)(7) mutual fund program will also be treated as a withdrawal, as described in "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base," below.

Charges for the MGWB Endorsement. The maximum annual charge for the MGWB Endorsement is 1.20% of the MGWB Base, deducted as a quarterly charge of 0.30%. The current annual charge for the MGWB Endorsement is 0.40% of the MGWB Base, deducted as a quarterly charge of 0.10%. **See "FEES–MGWB Endorsement Charge."**

Overview of the MGWB Endorsement. The MGWB Endorsement has two phases. The first phase, called the "Growth Phase," begins on the endorsement date and ends as of the business day before the first partial withdrawal is taken. The second phase is called the "Withdrawal Phase." This phase begins as of the date you take the first partial withdrawal of any kind under the contract, while the MGWB Endorsement is in effect. During the accumulation phase under the contract, the MGWB Endorsement may be in either the Growth Phase or the Withdrawal Phase. During both the Withdrawal Phase and the Growth Phase, we require that your eligible account value be allocated in accordance with certain limitations. **See "Investment Option Restrictions," below.**

At the time you decide to take your first partial withdrawal from the contract (thereby triggering the Withdrawal Phase), you must elect one of two endorsement withdrawal options. These options determine the benefits you may receive under the MGWB Endorsement, and are in part restricted based upon your age on the date the Withdrawal Phase begins, as follows:

- **If you are between age 50 and 54 on the date the Withdrawal Phase begins**, you may only elect endorsement withdrawal option A; and
- **If you are age 55 or over on the date the Withdrawal Phase begins,** you may select between endorsement withdrawal option A and endorsement withdrawal option B.

Once an endorsement withdrawal option is selected, it may not be changed.

Endorsement Withdrawal Options. Before entering the Withdrawal Phase by taking a partial withdrawal, you must elect an endorsement withdrawal option. If you purchase the MGWB Endorsement at a time when you have elected a systematic distribution option under the contract (**see "SYSTEMATIC DISTRIBUTION OPTIONS"**), and you do not terminate the systematic distribution option at the time the MGWB Endorsement is elected, the Withdrawal Phase will begin with your next scheduled systematic distribution, and you therefore must elect an endorsement withdrawal option. You should carefully consider the impact an existing systematic distribution option will have on the MGWB Endorsement withdrawal options before electing the MGWB Endorsement. Election of the endorsement withdrawal option must be received in good order and must accompany your partial withdrawal request, as permitted by your plan.

When electing an endorsement withdrawal option, you should compare the benefits available under each option with those otherwise available through the income phase payment options available under your contract. Once an endorsement withdrawal option has been elected, it cannot be changed.

The available endorsement withdrawal options are as follows:

Endorsement Withdrawal Option	Age on the date Withdrawal Phase begins	Maximum Annual Withdrawal Percentage
A (Non Life)	50+	7%
B (Life)	55-64	4%
	65+	5%

Under endorsement withdrawal option A, the Maximum Annual Withdrawal Percentage ("MAW Percentage") is 7% (**see "Calculating the Maximum Annual Withdrawal," below**), and in the event the MGWB Endorsement enters Automatic Periodic Benefit Status, MGWB Periodic Payments will continue only until the MGWB Remaining Guaranteed Balance is reduced to zero, at which point all benefits under the MGWB Endorsement will end. **See "Automatic Periodic Benefit Status" and "MGWB Periodic Payments," below**.

Under endorsement withdrawal option B, the MAW Percentage is 4% if you are between age 55 and 64 on the date the Withdrawal Phase begins, and 5% if you are age 65 or older on the date the Withdrawal Phase begins (**see "Calculating the Maximum Annual Withdrawal," below**); however, in the event the MGWB Endorsement enters Automatic Periodic Benefit Status, MGWB Periodic Payments will continue for your lifetime, even if the MGWB Remaining Guaranteed Balance is reduced to zero. **See "Automatic Periodic Benefit Status"** and **"MGWB Periodic Payments," below.**

Calculating the Minimum Guaranteed Withdrawal Benefit Base. In order to determine the amount you may withdraw under the MGWB Endorsement (**see "Calculating the Maximum Annual Withdrawal" below**), we first determine the Minimum Guaranteed Withdrawal Benefit Base ("MGWB Base"). The initial MGWB Base is equal to your eligible account value, on the date of the MGWB Endorsement (the "endorsement date"). During the Growth Phase, the MGWB Base is recalculated on each endorsement anniversary, for a maximum of 10 years following the endorsement date. For example, if the endorsement date is March 1, 2011, the MGWB Base will be recalculated on March 1, 2012, and on each March 1 up to and including March 1, 2021. We call the date that the MGWB Base is recalculated the "ratchet date." The minimum initial MGWB Base is $25,000; the maximum MGWB Base is $1,000,000 (or such greater amount as we may otherwise allow), including any transfer or rollover amounts we receive within 12 months of the endorsement date. The subsequent maximum MGWB Base on any ratchet date is limited to $5,000,000. We call the amount in excess of these limits "ineligible purchase payments." For purposes of this calculation, we call any salary deferral amounts received during the Growth Phase and any transfer/rollover amounts received within the first 12 months from the endorsement date (during the Growth Phase) as "eligible purchase payments."

As of each ratchet date, the MGWB Base equals the greater of:
- The current MGWB Base; or
- Your current eligible account value, less any ineligible purchase payments.

On any other date, the MGWB Base equals:
- The MGWB Base on the previous ratchet date; plus
- Any eligible purchase payments applied since the previous ratchet date.

For purposes of calculating the MGWB Base on or prior to the first ratchet date, the endorsement date will be treated as the previous ratchet date for this calculation.

During the Withdrawal Phase, the MGWB Base is recalculated to reflect any election to exercise the MGWB Reset Option and to reflect any adjustments for partial withdrawals that cause the Maximum Annual Withdrawal to be exceeded. **See "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base," below.**

Calculating the Maximum Annual Withdrawal. The Maximum Annual Withdrawal ("MAW") is the maximum amount that may be withdrawn from your eligible account value in any calendar year that the MGWB Endorsement is in effect, without reducing the MGWB Endorsement benefit guarantee in future years. The MAW is generally determined by multiplying the MAW Percentage (**see "Endorsement Withdrawal Options," above**) by the MGWB Base as of the date the MAW is determined.

The initial MAW is determined on the last day of the Growth Phase, by multiplying:
- The applicable MAW Percentage, based upon your age and the endorsement withdrawal option you select (**see "Endorsement Withdrawal Options," above**), by
- The MGWB Base as of that date.

Once determined, neither the endorsement withdrawal option nor the MAW Percentage may be changed.

Thereafter, the MAW will be recalculated each time the MGWB Base is increased or decreased (**see "Calculating the Minimum Guaranteed Withdrawal Benefit Base," above and "MGWB Reset Option," below**), so as to equal the MAW Percentage multiplied by the newly recalculated MGWB Base.

Calculating the MGWB Remaining Guaranteed Balance. The "MGWB Remaining Guaranteed Balance" is the amount guaranteed to be available for withdrawal from your eligible account value over time, while the MGWB Endorsement is in effect.

During the Growth Phase, the MGWB Remaining Guaranteed Balance is equal to the MGWB Base.

During the Withdrawal Phase, the MGWB Remaining Guaranteed Balance will be recalculated at the time of each withdrawal, at the time the MGWB Reset Option is exercised, and at the time any endorsement benefits are paid. **See "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base," "MGWB Periodic Payments," and "MGWB Reset Option," below.**

In the event you have elected endorsement withdrawal option A (non life), and the MGWB Remaining Guaranteed Balance is reduced to zero, the MGWB Endorsement will terminate and no additional endorsement benefits will be paid.

Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base. Depending upon the amount of the withdrawal, a partial withdrawal can impact the value of the MGWB Remaining Guaranteed Balance and the MGWB Base. All amounts withdrawn, with the exception of any amounts withdrawn from a Roth 403(b) account, will be considered in determining the impact of the withdrawal on the MGWB Remaining Guaranteed Balance and the MGWB Base. Note that amounts that may have been classified as ineligible purchase payments will also be considered in determining the impact of the withdrawal on the MGWB Remaining Guaranteed Balance and the MGWB Base.

Withdrawals during each calendar year that cumulatively do not exceed the then-applicable MAW will decrease the MGWB Remaining Guaranteed Balance by the amount of each withdrawal, but will not result in a recalculation of the MGWB Base. **See APPENDIX IV–Example 1**.

Any withdrawal that causes the cumulative withdrawals for the current calendar year to exceed the MAW will immediately reduce the MGWB Remaining Guaranteed Balance and the MGWB Base to the lesser of:

- The MGWB Remaining Guaranteed Balance immediately prior to the withdrawal minus the amount of the withdrawal; or
- Your eligible account value immediately after the withdrawal.

See APPENDIX IV–Example 2.

For purposes of determining whether the MAW has been exceeded, and the value of the MGWB Remaining Guaranteed Balance, the amount of any withdrawal from the Guaranteed Accumulation Account will be the withdrawal amount reduced by any negative MVA, but not increased by any positive MVA. See **APPENDIX IV–Example 3. See also "Withdrawals from the Guaranteed Accumulation Account," below; APPENDIX I; and the Guaranteed Accumulation Account Prospectus.**

Similarly, for purposes of determining whether the MAW has been exceeded, and the value of the MGWB Remaining Guaranteed Balance, the amount of any withdrawal will be the amount after deduction of any early withdrawal charge. **See APPENDIX IV–Example 3**. **See also "Early Withdrawal Charges," below.**

Withdrawals will be taken on a pro rata basis from each variable and fixed investment option unless you direct otherwise. Withdrawals not taken on a pro rata basis as well as any withdrawal from a Fixed Allocation Investment Option, whether or not taken on a pro rata basis, may result in MGWB Rebalancing. **See "Investment Option Restrictions" below.**

Early Withdrawal Charges. Amounts withdrawn up to the MAW are not subject to early withdrawal charges. Amounts withdrawn in excess of the MAW are subject to any applicable early withdrawal charges.

Withdrawals from the Guaranteed Accumulation Account. Amounts withdrawn from the Guaranteed Accumulation Account are subject to any applicable market value adjustment ("MVA"). **See APPENDIX I and the Guaranteed Accumulation Account prospectus.**

Required Minimum Distributions. To the extent a withdrawal is taken to satisfy the Required Minimum Distribution ("RMD") rules of the Tax Code applicable to your account, and such withdrawal exceeds the MAW for a specific calendar year, the withdrawal will not cause a recalculation of the MGWB Remaining Guaranteed Balance or the MGWB Base, subject to the following rules:

- If, on the first business day of any calendar year, a participant's RMD for that calendar year, applicable to that participant's eligible account value, is greater than the MAW on that date, an Additional Withdrawal Amount will be set on that date to be equal to that portion of the RMD that exceeds the MAW. Otherwise, the Additional Withdrawal Amount will be set to zero;
- Any withdrawals taken in a calendar year will count first against the MAW for that calendar year;
- Once the MAW for the then-current calendar year has been taken, additional amounts withdrawn in excess of the MAW will count against and reduce any Additional Withdrawal Amount and are not considered withdrawals that exceed the MAW;
- Withdrawals that exceed the Additional Withdrawal Amount will reduce the MGWB Base and MGWB Remaining Guaranteed Balance, as described in "Impact of Withdrawals on the MGWB Remaining Guaranteed Balance and MGWB Base," above. This will cause a recalculation of the MAW as described in "Calculating the Maximum Annual Withdrawal," above; and
- The Additional Withdrawal Amount is set to zero at the end of each calendar year, and remains at zero until it is recalculated the following calendar year. The Additional Withdrawal Amount, when recalculated, will not include your RMD for a calendar year, or any portion thereof, which may otherwise be taken after the calendar year's end. **Therefore, the timing of taking your RMD is important in preserving the maximum benefit of the MGWB Endorsement.**

See APPENDIX IV–Example 4.

Special rules may apply to withdrawals from certain investment options. **See "Investment Option Restrictions," below.**

Automatic Periodic Benefit Status. As indicated in the Endorsement Withdrawal Options section above, if your eligible account value is reduced to zero (other than by a withdrawal that exceeds the MAW) while the MGWB Endorsement is in effect, the MGWB Endorsement will enter Automatic Periodic Benefit Status and MGWB Periodic Payments will be paid in accordance with the endorsement withdrawal option you have elected. **See "MGWB Periodic Payments," below.**

If your eligible account value is reduced to zero by a withdrawal that exceeds the MAW, your account and the MGWB Endorsement will terminate. In addition, all provisions of the contract will terminate with the exception of any provisions relating to a Roth 403(b) account. Such provisions will continue to apply with respect to the Roth 403(b) account value only.

When the MGWB Endorsement enters Automatic Periodic Benefit Status, the impacted participant account is modified as follows:
- Except for provisions relating to a Roth 403(b) account, no other benefits under the contract apply, other than as provided under the MGWB Endorsement;
- No additional purchase payments will be accepted, except purchase payments made to a Roth 403(b) account;
- Any other endorsements will terminate unless otherwise specified under the applicable endorsement or except to the extent that the MGWB Endorsement is applicable to the value in a Roth 403(b) account; and
- The impacted participant account (other than a Roth 403(b) account) and the MGWB Endorsement will terminate at the earliest of:
  ▷ Under endorsement withdrawal option A (non life), payment of the final MGWB Periodic Payment; or
  ▷ Payment of the MGWB Death Benefit (**see "MGWB Death Benefit," below**).

If a participant is not receiving payments under a systematic distribution option at the time the MGWB Endorsement enters Automatic Periodic Benefit Status, and the MAW exceeds the partial withdrawals for that endorsement year (including the partial withdrawal that caused the MGWB Endorsement to enter Automatic Periodic Benefit Status), the excess of the MAW over such partial withdrawals will be paid immediately to the participant.

MGWB Periodic Payments. Upon entering Automatic Periodic Benefit Status, you will begin to receive MGWB Periodic Payments equal to the MAW on the date the MGWB Endorsement enters such status. Unless you are receiving periodic payments under a systematic distribution option at the time Automatic Periodic Benefit Status begins, you will receive MGWB Periodic Payments annually. If you are receiving periodic payments under a systematic distribution option, MGWB Periodic Payments will begin with the next scheduled payment under this option, and will be made at the same frequency in equal amounts such that the sum of all payments in each calendar year will equal the annual MGWB Periodic Payment.

Once you have entered Automatic Periodic Benefit Status, MGWB Periodic Payments will continue in accordance with the endorsement withdrawal option you have selected (**see "Endorsement Withdrawal Options," above**). In the event you elected endorsement withdrawal option A (non life), and the MGWB Remaining Guaranteed Balance is less than or equal to the MAW at the time an MGWB Periodic Payment is due, that payment will equal the MGWB Remaining Guaranteed Balance, and will be the final MGWB Periodic Payment.

MGWB Death Benefit. If you die while the MGWB Endorsement is in Automatic Periodic Benefit Status, MGWB Periodic Payments will end, and to the extent an MGWB Remaining Guaranteed Balance remains under the MGWB Endorsement, it will be payable as the MGWB Death Benefit. The MGWB Death Benefit will be payable in one lump-sum to the person or persons entitled to death benefit proceeds under the contract.

MGWB Reset Option. While the MGWB Endorsement is in the Withdrawal Phase, you may elect to reset the MGWB Base and the MGWB Remaining Guaranteed Balance to your eligible account value on the date we receive the reset request in good order. Any additional MAW amount resulting from the reset may be withdrawn during the remainder of that calendar year.

The MGWB Reset Option is subject to the following requirements:
- We must receive your reset request in good order at our Opportunity Plus Service Center on or prior to an applicable reset option date;
- A reset may only be elected on a reset option date stated in your MGWB Endorsement schedule;
- Your eligible account value must be greater than the MGWB Base; and
- Your eligible account value must not have reached the maximum MGWB Base.

Currently, the reset option date is the first endorsement anniversary following the first day the MGWB Endorsement enters the Withdrawal Phase, and occurring every 12 months thereafter.

If the MGWB Reset Option is exercised we may, at our discretion, increase or decrease the MGWB Endorsement Charge at the time of such exercise; however, it will never exceed the maximum MGWB Endorsement Charge shown in "MGWB Endorsement Charge," above. If we issued the MGWB Endorsement in this form as of the reset option date, the MGWB Endorsement Charge at time of reset will not exceed the charge then in effect for MGWB Endorsements issued prior to April 29, 2011 as of the current MGWB Endorsement's reset option date. In addition, upon reset, the MGWB Endorsement will become subject to any investment option restrictions then in effect for MGWB Endorsement issued at the time of reset.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you with guaranteed withdrawals (subject to the terms and conditions described in this prospectus), we require that your eligible account value be allocated in accordance with certain limitations. In general, to the extent you choose not to invest in Accepted Investment Options, we require that at least 25% of your eligible account value not so invested be invested in the Fixed Allocation Investment Options. We will require this allocation regardless of your investment instructions to the contrary, as described below.

While the MGWB Endorsement is in effect, eligible account value allocated to investment options other than Accepted Investment Options will be rebalanced so as to maintain at least 25% of such eligible account value in the Fixed Allocation Investment Options. **See "MGWB Rebalancing," below.**

   Accepted Investment Options. Currently, the only Accepted Investment Option is the ING MFS Total Return Portfolio. We may designate newly available investment options as Accepted Investment Options or reclassify any existing investment options as Accepted Investment Options.

   Conditional Investment Options. Conditional Investment Options consist of the following three categories:
- **Fixed Allocation Investment Options:** Currently, the Fixed Allocation Investment Options are the ING Fixed Account, the ING Intermediate Bond Portfolio, and the Guaranteed Accumulation Account. We may add newly-available investment options as Fixed Allocation Investment Options;
- **Restricted Investment Options:** Currently, there are no investment options designated as Restricted Investment Options. Transfers or deposits into Restricted Investment Options are not permitted while the MGWB Endorsement is in effect. We may in the future designate newly-available investment options as Restricted Investment Options; and
- **Other Investment Options:** We call any investment not designated as a Fixed Allocation Investment Option, Restricted Investment Option, or Accepted Investment Option an "Other Investment Option." Other Investment Options are subject to restrictions as to the amount of eligible account value that may be invested or transferred into such investment options.

   Fixed Rebalancing Investment Option. The ING Intermediate Bond Portfolio is designated as the Fixed Rebalancing Investment Option.

   MGWB Rebalancing. If, on any MGWB Rebalancing Date (defined below), your eligible account value invested in the Fixed Allocation Investment Options is less than 25% of your eligible account value invested in the Conditional Investment Options, we will automatically rebalance your eligible account value allocated to the Conditional Investment Options so that 25% of this amount is allocated to the Fixed Allocation Investment Options. Any amount so rebalanced will be allocated to the Fixed Rebalancing Investment Option. Accepted Investment Options are excluded from MGWB Rebalancing. MGWB Rebalancing is done on a pro rata basis from the Other Investment Options to the Fixed Rebalancing Investment Option, and will be the last transaction processed on that date.

The MGWB Rebalancing Dates are as follows:
- The endorsement date and any endorsement anniversary;
- Any day on which you withdraw amounts from the Fixed Allocation Investment Options;
- Any day on which you transfer or reallocate amounts from the Fixed Allocation Investment Options, whether such transfer or reallocation is automatic or directed by you; and
- Any day on which we receive transfer/rollover amounts that are considered eligible purchase payments under the MGWB Endorsement.

See APPENDIX V.

MGWB Rebalancing will not occur on an MGWB Rebalancing Date if you are entirely invested in Accepted Investment Options, or if at least 25% of your eligible account value invested in the Conditional Investment Options is allocated to the Fixed Allocation Investment Options.

MGWB Rebalancing is separate from any other automatic rebalancing under the contract. However, if another automatic rebalancing option under the contract causes your allocations to be out of compliance with the investment option restrictions noted above, MGWB Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations.

In certain circumstances MGWB Rebalancing may result in a reallocation into the Fixed Rebalancing Investment Option even if you have not previously been invested in it. **See APPENDIX V. By electing to purchase the MGWB Endorsement, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Rebalancing Investment Option. You should not purchase the MGWB Endorsement if you do not wish to have your eligible account value reallocated in this manner.**

Cancellation of the MGWB Endorsement. You may cancel the MGWB Endorsement on the 5th endorsement anniversary, on the 10th endorsement anniversary, or on any endorsement anniversary thereafter, by providing us written notice in good order at the Opportunity Plus Service Center on or prior to the applicable endorsement anniversary.

Other than as provided under "Automatic Periodic Benefit Status" above, the MGWB Endorsement will automatically terminate on the next valuation following the occurrence of the following:
- The MGWB Guaranteed Remaining Balance is reduced to zero (if a non life endorsement withdrawal option was elected);
- The contract is terminated accordance with contractual provisions;
- You initiate a loan;
- You initiate income phase payments; or
- You die.

The MGWB Endorsement has no cash surrender value or other non-forfeiture benefits upon termination.

Federal Tax Considerations. We currently treat any amounts paid to you under the MGWB Endorsement while in Automatic Periodic Benefit Status as income phase payments rather than withdrawals.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine which systematic distribution options are available, call the Opportunity Plus Service Center at 1-800-677-4636.

The following systematic distribution options may be available:
- **SWO-Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining investment flexibility for amounts accumulated under the contract. You may not elect this option if you have an outstanding contract loan;
- **LEO-Life Expectancy Option.** This option provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. **See "TAX CONSIDERATIONS;"** and
- **ECO-Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law at the later of age 70½ or retirement and pay you that amount once a year.

Features of a Systematic Distribution Option

If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. The Company may offer additional systematic distribution options or discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Terminating a Systematic Distribution Option. Once a systematic distribution option is elected, you may revoke it at any time by submitting a written request to the Opportunity Plus Service Center. Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again until the next calendar year, nor may any other systematic distribution option be elected unless the Tax Code permits it.

Taxation. Withdrawals received through these options and revocations of elections may have tax consequences. **See "TAX CONSIDERATIONS."**

LOANS

Availability. You may take a loan from your account value during the accumulation phase if permitted by your plan. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Loans are not available under contracts issued as a Roth 403(b) annuity or from Roth 403(b) accounts, and a participant Roth account is excluded from the calculation of the amount available for loan. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the Opportunity Plus Service Center. Read the terms of the loan agreement before submitting any request.

DEATH BENEFIT

During the Income Phase
This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see "INCOME PHASE."**

The contract provides a death benefit in the event of your death, which is payable to the beneficiary you name for your account. The designated beneficiary may be changed at any time. Such change will not become effective until written notice of the change is received by the Company. In the event there is no beneficiary designated on your account, the death benefit will be payable to your estate.

During the Accumulation Phase

Payment Process:
- Following your death, your beneficiary must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and a payment request in good order at the Opportunity Plus Service Center, we will mail payment, unless otherwise requested.

Until a payment option is selected, account dollars will remain invested as at the time of your death, and no distribution will be made.

If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:
- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options (**see "INCOME PHASE–Payment Options"**); or
- Payment in accordance with an available systematic distribution option (subject to certain limitations) (**see "SYSTEMATIC DISTRIBUTION OPTIONS"**).

The beneficiary may also leave the account value invested in the contract, subject to Tax Code limits on the length of time amounts may remain invested.

Guaranteed Death Benefit. Effective December 31, 2006, a guaranteed death benefit was made available under the contract, which generally guarantees that the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. The guaranteed death benefit applies to all death benefits payable on or after December 31, 2006. There is no additional charge for the guaranteed death benefit.

Calculating the Value of the Death Benefit. The death benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation following our receipt of proof of death and a payment request in good order at the Opportunity Plus Service Center where:

a. Is the adjusted purchase payment total, which is the sum of all purchase payment(s) to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero; and

b. Is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable.

If the amount of (a) is greater than the amount in (b), the Company will deposit the difference in your account. The amount, if any, will be credited to the ING Money Market Portfolio and deposited as of the second valuation (the date of the second close of the NYSE) following our receipt of proof of death acceptable to us and a payment request in good order at the Opportunity Plus Service Center.

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any positive MVA, as of the third valuation (the date of the third close of the NYSE) following our receipt of proof of death acceptable to us and a payment request in good order at the Opportunity Plus Service Center.

If the amount of (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, as of the second valuation (the date of the second close of the NYSE) following our receipt of proof of death acceptable to us and a payment request in good order at the Opportunity Plus Service Center.

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, as of the next valuation (the date of the next close of the NYSE) following our receipt of the distribution request. The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

Calculating Adjusted Purchase Payments. For accounts established on or after December 31, 2006, the adjusted purchase payment total above is initially equal to the first purchase payment. For accounts established before December 31, 2006, the adjusted purchase payment total is initially equal to the current account value, excluding any amounts taken as a loan, as of the close of the NYSE on the last business day in December 2006 on which the NYSE was open (December 29, 2006). For all accounts, the adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:

- A is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and
- B is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

Payment of Death Benefit or Proceeds.

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

We may have used the following terms in prior prospectuses:

Annuity Phase – Income Phase

Annuity Option – Payment Option

Annuity Payment – Income Phase Payment

Annuitization – Initiating Income Phase Payments

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving income phase payments, you must notify us in writing of the following:
- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate payments. Once a payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump-sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect the amount of your income phase payment include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, whether fixed, variable or a combination of both fixed and variable payments are selected and, for variable payments, the assumed net investment rate selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payment amounts do not vary over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available during the income phase. You may make up to 12 transfers per calendar year among available investment options. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5.0% or 3.5%. If you select a 5.0% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts selected is greater than 5.0% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5.0%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling the Opportunity Plus Service Center. **See "CONTRACT OVERVIEW–Questions: Contacting the Company."**

Minimum Payment Amounts. The income phase payment option selected must result in one or both of the following:
- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you must elect a lump-sum payment.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables on the next page), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. We also deduct a daily administrative charge of up to 0.25% annually from amounts held in the subaccounts. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. **See "FEES."**

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at the following address:

> ING
> USFS Customer Service Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT–The Retained Asset Account"** for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:
- **Annuitant -** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary -** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with the option of having payments guaranteed for a choice of 5-30 years or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contractholder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • This option allows a choice of 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** Payments end after the deaths of both annuitants.
Life Income - Two Lives - Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 60 months and a maximum of 360 months, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contractholder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income - Refund Option - fixed payment only	**Length of Payments:** For as long as either annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income payments paid.
Life Income - Two Lives-Cash Refund Option - fixed payment only	**Length of Payments:** For as long as the annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3-30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contractholder, the beneficiary may receive a lump-sum payment equal to the present value of the remaining guaranteed payments, and we will not impose any early withdrawal charge.

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you attain age 95.

Lump-Sum Payment: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one sum. A lump-sum elected before three years of payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will assess the applicable early withdrawal charge.

If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional payments are made. **See "FEES–Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Opportunity Plus Service Center.

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments, or the 3.5% or 5.0% assumed net investment rate for variable payments).

TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

In this Section:
- **Introduction;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company**

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

Qualified Contracts. The contracts described in this prospectus may be purchased on a tax-qualified basis (qualified contracts). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 403(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek qualified legal advice.**

Roth Accounts. Tax Code section 402A allows employees of public schools and certain Tax Code 501(c)(3) organizations offering 403(b) plans to contribute after-tax salary contributions to a Roth 403(b) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "Investment Options" section of this prospectus under the heading "Additional Risks of Investing in the Funds - Public Funds." In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $51,000 (as indexed for 2013). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) or Roth 403(b) plan to generally no more than $17.500 (2013). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 403(b) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b) or Roth 403(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $5,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with a qualified tax adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

10% Penalty Tax. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 403(b). A partial or full distribution of purchase payments to a Roth 403(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 403(b) account is defined as a distribution that meets the following requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon:

- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship;
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Lifetime Required Minimum Distributions (403(b) and Roth 403(b))

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (403(b) and Roth 403(b))

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2012, your entire balance must be distributed to the designated beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

403(b) and Roth 403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

In-Plan Roth Rollovers

Tax Code section 403(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) account), vested non-Roth amounts otherwise eligible for distribution may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 403(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Code section 72(t) that would normally apply to distributions from a 403(b) plan to the extent such amounts are attributable to rollovers from a 403(b) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

On January 2, 2013, The American Taxpayer Relief Act of 2012 (HR 8) was signed into law. This law expanded a participant's ability to convert their pre-tax monies in a 403(b) plan into Roth post tax funds through a taxable "In-Plan Roth Rollover" transfer. Although this new law is effective for In-Plan Roth Rollover transfers made on or after December 31, 2012, and may include amounts held under a plan prior to that date, there are many issues from a federal income tax and plan administration perspective that need to be resolved before a recordkeeper may offer this new In-Plan Roth Rollover feature to plan sponsors. Consequently, In-Plan Roth Rollover transfers may not yet be available through the contract.

The tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek qualified legal and tax advice regarding your particular situation.

Assignment and Other Transfers

403(b) and Roth 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Tax Consequences of Living Benefits and Enhanced Death Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a contract occurs under a minimum guaranteed withdrawal benefit rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB rider or the MGAB rider could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code section 72(b) for tax purposes. Please consult your tax adviser about the tax consequences of living benefits.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization as withdrawals rather than annuity payments. Please consult your tax adviser before electing a partial annuitization.

Enhanced Death Benefits. The contract offers a death benefit that may exceed the greater of purchase payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract. Please consult your tax adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0.0% to 7.0%. After the first year of the participant account, renewal commissions up to 3.0% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7.0% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset based commission ranging up to 0.50%, and may also pay asset based compensation equal to 0.10% of systematic distribution option payments, including payments under the MGWB Endorsement. **See "SYSTEMATIC DISTRIBUTION OPTIONS"** and **"OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT."**

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7.0% of total purchase payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2012, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- ING Financial Partners, Inc.
- Symetra Investment Services, Inc.
- LPL Financial Corporation
- American Portfolios Financial Services, Inc.
- MetLife Securities, Inc.
- Cetera Financial Group
- Morgan Stanley Smith Barney LLC
- Lincoln Financial Advisors Corporation
- Financial Telesis Inc./Jhw Financial Services Inc.
- Walnut Street Securities, Inc.®
- PlanMember Securities Corporation
- Northwestern Mutual Investment Services, LLC
- Royal Alliance Associates, Inc.
- NFP Securities, Inc.
- Morgan Keegan and Company, Inc.
- Securities America, Inc.
- Cadaret, Grant & Co., Inc.
- Tower Square Securities, Inc.®
- NIA Securities, L.L.C.
- RBC Capital Markets, LLC
- Woodbury Financial Services, Inc.
- National Planning Corporation
- Merrill Lynch, Pierce, Fenner & Smith Incorporated
- PFS Investments Inc.
- First Allied Securities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts and/or services over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:

- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

The OMNI Financial Group, Inc. (OMNI) is a third party administrator which has established a Preferred Provider Program ("P3") and has recommended the Company for inclusion in the P3 program based upon the Company meeting or exceeding the established P3 qualifications and standards. For school districts that utilize OMNI services and have enrolled in the P3 program, the Company pays OMNI $36 per year for each actively contributing Opportunity Plus participant to cover a share of the school districts' plan administration fees payable to OMNI.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Opportunity Plus Service Center

We established the Opportunity Plus Service Center to provide administrative support to you and other participants of the Opportunity Plus Program. This office handles enrollment, billing, transfers, redemptions and inquiries. Send forms and correspondence to:

> For all <u>regular mail</u>, please use:
>
> Opportunity Plus Service Center
> ING National Trust
> P.O. Box 9810
> Providence, RI 02940-8010
>
> For <u>overnight delivery</u>, please use:
>
> Opportunity Plus Service Center
> ING National Trust
> 4400 Computer Drive
> Westborough, MA 01581
>
> Telephone Number: 1-800-OPP-INFO (1-800-677-4636)

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect the deduction of all recurring charges during each period (e.g., mortality and expense risk charges, administrative expense charges, and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Contract Modification

We may change the contract as required by federal or state law, including any future changes necessary to maintain the contract or account as a designated Roth 403(b) annuity contract or account under the Tax Code, regulations, IRS rulings or requirements. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, ING Financial Advisers, LLC ability to distribute the contract or upon the separate account.

- Litigation. Notwithstanding the foregoing, the Company and/or ING Financial Advisers, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

- Regulatory Matters. As with other financial services companies, the Company and its affiliates, including ING Financial Advisers, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holidays), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Opportunity Plus Service Center at the number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."**

APPENDIX I
Guaranteed Accumulation Account

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts applied to the Guaranteed Accumulation Account will be deposited in a nonunitized separate account of the Company. This Appendix is only a summary of certain facts about the Guaranteed Accumulation Account. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the Opportunity Plus Service Center at the address or telephone number listed in **"Contract Overview–Questions: Contacting the Company."**

General Disclosure. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.
- The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to the Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Interest Rate Lock. Certain contracts may provide a 45 day interest rate lock in connection with external transfers into Guaranteed Accumulation Account, which you must elect at the time you initiate the external transfer. Under this rate lock provision, if applicable, we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:
a.   Is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
b.   Is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider.

If applicable, this rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract -- once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:
- Market Value Adjustment (MVA) - as described in this appendix and in the Guaranteed Accumulation Account prospectus;
- Tax Penalties and/or Tax withholding - **see "TAX CONSIDERATIONS;"** or
- Early Withdrawal Charge - **see "FEES."**

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative as follows:
- If you have elected ECO as described in **"SYSTEMATIC DISTRIBUTION OPTIONS,"** no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account;
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account; and
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term-three years or fewer; and
- Long-term-10 years or less, but greater than three years.

At the end of a guaranteed term, you may:
- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. **See "Fees and Other Deductions" in this section.**

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Borrowing Against Amounts Held in the Guaranteed Accumulation Account. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we will distribute as a loan.

MGWB Endorsement. For information regarding investing in the Guaranteed Accumulation Account while the MGWB Endorsement is in effect, **please see "OPTIONAL MINIMUM GUARANTEED WITHDRAWAL BENEFIT ENDORSEMENT."**

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. This means that the guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement, will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

We will not credit your account for market value adjustments that were deducted at the time of withdrawal or refund any taxes that were withheld, unless required by law.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW–Questions: Contacting the Company."** *The number assigned to the registration statement for this offering is 333-180532.*

APPENDIX II
Fixed Account

The Fixed Account is an investment option available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. The Fixed Account is only available under installment purchase payment contracts.


Additional information about this option may be found in the contract.


General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees are based on the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. There may be multiple interest rates in effect under the contract at any given time.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES–Early Withdrawal Charge."**

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. There is no limit on the number of transfers that you can make out of the Fixed Account in a calendar year. However, we only allow you to transfer amounts that equal your account value in the Fixed Account multiplied by the current maximum percentage of the transfer allowed (the "window") minus any previous transfers you made from this option during the calendar year. We will waive the transfer limit when your account value in the Fixed Account is $1,000 or less.

Income Phase. By notifying the Opportunity Plus Service Center at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

Contract Loans. Contract loans may be made from pre-tax account values held in the Fixed Account.

APPENDIX III
Fund Descriptions

List of Fund Name Changes

New Fund Name	Former Fund Name
ING Invesco Comstock Portfolio	ING Invesco Van Kampen Comstock Portfolio
ING Invesco Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio
Invesco V.I. American Franchise Fund	Invesco Van Kampen V.I. American Franchise Fund

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW–Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Alger Green Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles.
American Century® Income & Growth Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks long-term capital growth by investing in common stocks. Income is a secondary objective.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
American Century® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investments in inflation-indexed securities.
BlackRock Mid Cap Value Opportunities Fund **Investment Adviser:** BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Investment Management, Inc. **Subadvisers:** (equity portion of Portfolio): New Amsterdam Partners LLC Calvert manages the fixed-income portion of the Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio.	A *non-diversified* Portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.
EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company℠	Seeks to provide long-term growth of capital.
Fidelity® VIP Asset Manager Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** Fidelity Investments Money Management, Inc. ("FIMM"), FMR Co., Inc. ("FMRC") and other investment advisers. Effective December 31, 2012, Geode Capital Management LLC ("Geode"), a registered commodity pool operator, was appointed as the manager of the commodity central fund and its subsidiary.	Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP High Income Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks a high level of current income, while also considering growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Index 500 Portfolio **Investment Adviser:** FMR **Subadvisers:** Geode and FMRC	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Fidelity® VIP Overseas Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks long-term growth of capital.
Franklin Small Cap Value Securities Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
ING Balanced Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Global Resources Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Index Plus LargeCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
ING Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, LLC	Seeks capital growth and income.
ING Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term growth of capital and current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation
ING Money Market Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC *** There is no guarantee that the ING Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING Strategic Allocation Conservative Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisors, Inc.	Seeks long-term growth of capital.
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisors, Inc.	Seeks capital growth.
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisors, Inc.	Seeks long-term growth of capital.
Lord Abbett Series Fund – Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC (Lord Abbett)	The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
New Perspective Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital. Future income is a secondary objective.
Oppenheimer Developing Markets Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund aggressively seeks capital appreciation.
Pax World Balanced Fund **Investment Adviser:** Pax World Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.
USAA Precious Metals and Minerals Fund **Investment Adviser:** USAA Asset Management Company	A *non-diversified* fund that seeks long-term capital appreciation and to protect the purchasing power of your capital against inflation.
Washington Mutual Investors Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
Wells Fargo Advantage Special Small Cap Value Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks long-term capital appreciation.


APPENDIX IV
MGWB ENDORSEMENT PARTIAL WITHDRAWAL EXAMPLES


For the purposes of these examples, eligible account value means your account value excluding any amount invested in an employee Roth 403(b) account.

Example 1: Adjustment to the MGWB Remaining Guaranteed Balance for a withdrawal that does not exceed the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000, and a net withdrawal of $5,000 (with $0 early withdrawal charges and/or MVA) is taken.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance
Values just prior to the withdrawal	$100,000	$100,000	$100,000
Values after the withdrawal	$95,000	$100,000	$95,000

MGWB Remaining Guaranteed Balance is reduced dollar for dollar for withdrawals that do not exceed the Maximum Annual Withdrawal.

Example 2: Adjustment to the MGWB Remaining Guaranteed Balance and the MGWB Base for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume (a) the Maximum Annual Withdrawal is $5,000; (b) the MAW Percentage is 5%; (c) a net withdrawal of $2,000 (with $0 early withdrawal charges and/or MVA) is taken; (d) cumulative net withdrawals previously taken during the calendar year totaled $4,000; and (e) eligible account value has decreased to $90,000 prior to this withdrawal.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$90,000	$100,000	$96,000	$5,000
Values after the withdrawal	$88,000	$88,000	$88,000	$4,400

The net withdrawal of $2,000 has caused the cumulative net withdrawals taken during the calendar year to equal $6,000 ($4,000 + $2,000), which exceeds the Maximum Annual Withdrawal of $5,000. As a result, the MGWB Base and the MGWB Remaining Guaranteed Balance are reduced to the lesser of the MGWB Remaining Guaranteed Balance less the net withdrawal, $94,000 ($96,000 - $2,000), or the eligible account value immediately after the withdrawal, $88,000 ($90,000 - $2,000). The Maximum Annual Withdrawal is now reduced to $4,400 ($88,000 x 5%).

Example 3: Adjustment to the MGWB Remaining Guaranteed Balance and the MGWB Base for a withdrawal in excess of the Maximum Annual Withdrawal, including early withdrawal charges and/or negative MVA.

Assume the Maximum Annual Withdrawal is $5,000, the MAW Percentage is 5%, and a net withdrawal of $5,500 (with early withdrawal charges or negative MVA of $500) is taken.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$100,000	$100,000	$100,000	$5,000
Values after the withdrawal	$94,000	$94,000	$94,000	$4,700

The gross withdrawal of $6,000 ($5,500 + $500) reduces eligible account value. The net withdrawal of $5,500 exceeds the Maximum Annual Withdrawal of $5,000. As a result, the MGWB Base and the MGWB Remaining Guaranteed Balance are reduced to the lesser of the MGWB Remaining Guaranteed Balance less the net withdrawal, $94,500 (100,000 - $5,500) or the eligible account value immediately after the withdrawal, $94,000 ($100,000 - $6,000). The Maximum Annual Withdrawal is now reduced to $4,700 ($94,000 x 5%).

Example 4: A withdrawal exceeds the Maximum Annual Withdrawal but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. On the first day of the calendar year, the Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set to equal the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

Also assume a net withdrawal of $2,000 (with $0 early withdrawal charges and/or MVA) is taken and cumulative net withdrawals previously taken during the calendar year totaled $4,000.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to the withdrawal	$96,000	$100,000	$96,000	$5,000
Values after the withdrawal	$94,000	$100,000	$94,000	$5,000

Total net withdrawals taken, $6,000 ($4,000 + $2,000), exceed the Maximum Annual Withdrawal, $5,000. However the MGWB Base and the MGWB Remaining Guaranteed Balance are not adjusted as described in Example 2 above because the total net withdrawals taken ($6,000) did not exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount of $6,000 ($5,000 + 1,000). Instead, only the MGWB Remaining Guaranteed Balance is reduced dollar for dollar for the amount of the withdrawal to $94,000 ($96,000 - $2,000). If the total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the MGWB Base and the MGWB Remaining Guaranteed Balance would be adjusted as described in Example 2, above.

Example 5: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000, the MAW Percentage is 5%, and the eligible account value has increased above the MGWB Base.

	Eligible Account Value	MGWB Base	MGWB Remaining Guaranteed Balance	Maximum Annual Withdrawal
Values just prior to reset	$110,000	$100,000	$90,000	$5,000
Values after the reset	$110,000	$110,000	$110,000	$5,500

Upon reset, the MGWB Base and the MGWB Remaining Guaranteed Balance are increased to the eligible account value. The Maximum Annual Withdrawal is now $5,500 ($110,000 x 5%).

APPENDIX V
EXAMPLES OF MGWB REBALANCING

The following examples are designed to assist you in understanding how MGWB Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, you purchased the MGWB Endorsement and your eligible account value (i.e., your account value excluding any amounts invested in an employee Roth 403(b) account) is $100,000, which is allocated 100% to Accepted Investment Options. No MGWB Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, you invested an additional purchase payment of $500,000, bringing your total eligible account value to $600,000, and you allocated this purchase payment 100% to Other Investment Options. Because the percentage allocated to the Fixed Allocation Investment Options (0%) is less than 25% of the total amount allocated to the Fixed Allocation Investment Options and the Other Investment Options, we will automatically reallocate $125,000 from the amount allocated to the Other Investment Options (25% of the $500,000 allocated to the Other Investment Options) to the Fixed Rebalancing Investment Option. Your ending allocations will be $100,000 to Accepted Investment Options, $125,000 to the Fixed Rebalancing Investment Option, and $375,000 to the Other Investment Options.

II. Partial Withdrawals

A. Assume that on Day 1, you purchased the MGWB Endorsement and your eligible account value is $100,000, which is allocated 70% to Accepted Investment Options ($70,000), 25% to the Fixed Allocation Investment Options ($25,000), and 5% to Other Investment Options ($5,000). No MGWB Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, you requested a partial withdrawal of $24,000 from the Fixed Allocation Investment Options. Because the remaining amount allocated to the Fixed Allocation Investment Options ($1,000) is less than 25% of the total amount allocated to the Fixed Allocation Investment Options and the Other Investment Options, we will automatically reallocate $500 from the Other Investment Options to the Fixed Rebalancing Investment Option, so that the amount allocated to the Fixed Allocation Investment Options ($1,500) is 25% of the total amount allocated to the Fixed Allocation Investment Options and Other Investment Options ($6,000).

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2012, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2012 are not reflected in the following information.

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.45% FOR ING MONEY MARKET PORTFOLIO AND 1.10% FOR ALL OTHER SUBACCOUNTS
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ALGER GREEN FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.48	$14.36	$13.24	$10.30						
Value at end of period	$15.32	$13.48	$14.36	$13.24						
Number of accumulation units outstanding at end of period	28,279	26,469	26,164	13,626						
AMANA GROWTH FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.87	$14.28	$12.44	$10.20						
Value at end of period	$15.26	$13.87	$14.28	$12.44						
Number of accumulation units outstanding at end of period	214,728	157,698	94,190	36,336						
AMANA INCOME FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.94	$13.81	$12.44	$10.38						
Value at end of period	$15.12	$13.94	$13.81	$12.44						
Number of accumulation units outstanding at end of period	672,083	588,358	356,863	118,389						
AMERICAN CENTURY® INCOME & GROWTH FUND										
Value at beginning of period	$10.19	$10.02	$8.89	$7.64	$11.83	$12.01	$10.38	$10.03	$8.99	$7.02
Value at end of period	$11.52	$10.19	$10.02	$8.89	$7.64	$11.83	$12.01	$10.38	$10.03	$8.99
Number of accumulation units outstanding at end of period	552,002	522,290	508,571	522,791	484,138	470,664	493,914	537,573	430,969	270,116
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.49	$11.16	$10.69	$10.11						
Value at end of period	$13.18	$12.49	$11.16	$10.69						
Number of accumulation units outstanding at end of period	1,617,868	1,424,631	630,079	289,327						
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.91	$16.16	$12.99	$10.25						
Value at end of period	$17.81	$15.91	$16.16	$12.99						
Number of accumulation units outstanding at end of period	238,121	201,327	101,850	6,981						
CALVERT VP SRI BALANCED PORTFOLIO										
Value at beginning of period	$32.50	$31.39	$28.29	$22.80	$33.54	$32.97	$30.61	$29.27	$27.31	$23.11
Value at end of period	$35.53	$32.50	$31.39	$28.29	$22.80	$33.54	$32.97	$30.61	$29.27	$27.31
Number of accumulation units outstanding at end of period	360,380	374,179	388,657	399,658	403,349	448,638	486,325	530,186	578,904	618,903
EUROPACIFIC GROWTH FUND®										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.88	$15.06	$13.91	$10.10	$17.16	$14.58	$12.09	$9.87		
Value at end of period	$15.19	$12.88	$15.06	$13.91	$10.10	$17.16	$14.58	$12.09		
Number of accumulation units outstanding at end of period	2,293,194	2,412,834	2,529,375	2,451,826	2,180,852	1,751,756	1,126,138	298,219		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP ASSET MANAGER[SM] PORTFOLIO										
Value at beginning of period	$22.46	$23.28	$20.58	$16.10	$22.81	$19.95	$18.77	$18.23	$17.45	$14.94
Value at end of period	$24.99	$22.46	$23.28	$20.58	$16.10	$22.81	$19.95	$18.77	$18.23	$17.45
Number of accumulation units outstanding at end of period	715,320	712,506	737,091	760,132	773,804	766,297	815,717	903,477	1,017,631	1,144,415
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$36.35	$37.67	$32.46	$24.16	$42.45	$36.46	$32.97	$28.47	$24.91	$19.58
Value at end of period	$41.86	$36.35	$37.67	$32.46	$24.16	$42.45	$36.46	$32.97	$28.47	$24.91
Number of accumulation units outstanding at end of period	4,700,180	4,803,413	4,924,094	4,886,994	4,704,381	4,815,027	4,854,925	4,554,960	3,987,863	3,526,154
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$23.72	$23.73	$20.81	$16.14	$28.43	$28.29	$23.77	$22.68	$20.54	$15.92
Value at end of period	$27.52	$23.72	$23.73	$20.81	$16.14	$28.43	$28.29	$23.77	$22.68	$20.54
Number of accumulation units outstanding at end of period	1,747,487	1,851,626	1,979,608	2,019,631	1,985,243	2,278,217	2,330,504	2,306,989	2,369,317	2,209,984
FIDELITY® VIP HIGH INCOME PORTFOLIO										
Value at beginning of period	$12.65	$12.28	$10.90	$7.65	$10.30	$10.12	$9.19	$9.03	$8.33	$6.61
Value at end of period	$14.29	$12.65	$12.28	$10.90	$7.65	$10.30	$10.12	$9.19	$9.03	$8.33
Number of accumulation units outstanding at end of period	642,122	573,846	597,037	602,582	491,879	548,816	571,769	484,034	424,740	481,946
FIDELITY® VIP INDEX 500 PORTFOLIO										
Value at beginning of period	$26.27	$26.00	$22.84	$18.22	$29.21	$27.98	$24.42	$23.53	$21.49	$16.90
Value at end of period	$30.12	$26.27	$26.00	$22.84	$18.22	$29.21	$27.98	$24.42	$23.53	$21.49
Number of accumulation units outstanding at end of period	3,619,900	3,685,829	3,805,751	3,874,366	3,816,430	3,989,637	4,183,212	4,282,810	4,392,230	4,214,321
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$8.53	$10.40	$9.29	$7.41	$13.33	$11.47	$9.82	$8.33	$7.40	$5.21
Value at end of period	$10.19	$8.53	$10.40	$9.29	$7.41	$13.33	$11.47	$9.82	$8.33	$7.40
Number of accumulation units outstanding at end of period	341,012	355,599	359,772	402,280	396,703	428,820	369,267	303,048	289,347	245,549
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$20.19	$21.19	$16.69	$13.05	$19.69	$20.37	$17.59	$16.33	$13.33	$10.95
Value at end of period	$23.64	$20.19	$21.19	$16.69	$13.05	$19.69	$20.37	$17.59	$16.33	$13.33
Number of accumulation units outstanding at end of period	495,756	501,013	543,368	427,582	379,037	354,211	360,740	298,925	212,288	20,815
ING BALANCED PORTFOLIO										
Value at beginning of period	$36.79	$37.65	$33.33	$28.23	$39.66	$37.95	$34.85	$33.76	$31.17	$26.48
Value at end of period	$41.35	$36.79	$37.65	$33.33	$28.23	$39.66	$37.95	$34.85	$33.76	$31.17
Number of accumulation units outstanding at end of period	630,019	692,758	758,971	844,431	826,873	907,786	992,419	1,083,124	1,212,176	1,296,685
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$20.75	$20.51	$16.37	$12.23	$21.03	$20.02	$17.55	$16.51	$13.03	$10.39
Value at end of period	$24.57	$20.75	$20.51	$16.37	$12.23	$21.03	$20.02	$17.55	$16.51	$13.03
Number of accumulation units outstanding at end of period	760,765	764,203	733,526	658,113	575,621	569,083	536,101	490,493	391,073	121,637
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.95	$9.16	$8.15	$6.30	$10.42	$10.67				
Value at end of period	$10.16	$8.95	$9.16	$8.15	$6.30	$10.42				
Number of accumulation units outstanding at end of period	1,834,866	1,903,993	1,806,537	1,823,999	1,802,754	1,965,894				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.62	$5.22	$4.44	$2.94	$4.93	$4.19	$3.94	$3.56	$3.64	$2.53
Value at end of period	$4.93	$4.62	$5.22	$4.44	$2.94	$4.93	$4.19	$3.94	$3.56	$3.64
Number of accumulation units outstanding at end of period	1,467,839	1,454,535	1,306,052	1,294,158	998,012	1,051,767	914,446	1,082,710	864,758	915,253
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.60	$10.23	$8.88	$6.71	$9.74					
Value at end of period	$11.98	$9.60	$10.23	$8.88	$6.71					
Number of accumulation units outstanding at end of period	1,247,524	1,120,729	1,100,279	1,054,467	914,997					

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.91	$13.55	$11.81	$9.81	$11.73	$10.89	$10.15	$10.01		
Value at end of period	$14.84	$13.91	$13.55	$11.81	$9.81	$11.73	$10.89	$10.15		
Number of accumulation units outstanding at end of period	1,218,098	1,339,300	1,126,151	1,046,131	1,042,676	855,228	685,845	644,905		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.70	$13.01	$10.80	$7.94	$13.59	$9.75				
Value at end of period	$11.25	$11.70	$13.01	$10.80	$7.94	$13.59				
Number of accumulation units outstanding at end of period	1,607,227	1,825,628	1,775,339	1,751,786	1,593,082	1,391,650				
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$29.36	$34.13	$30.95	$21.60	$36.21	$34.10	$29.48	$29.32	$26.23	$20.69
Value at end of period	$31.73	$29.36	$34.13	$30.95	$21.60	$36.21	$34.10	$29.48	$29.32	$26.23
Number of accumulation units outstanding at end of period	740,608	820,395	848,241	902,167	905,419	988,543	1,062,400	1,226,375	1,485,047	1,836,502
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$230.41	$233.35	$206.50	$160.14	$259.35	$243.92	$215.73	$201.50	$187.76	$150.43
Value at end of period	$263.86	$230.41	$233.35	$206.50	$160.14	$259.35	$243.92	$215.73	$201.50	$187.76
Number of accumulation units outstanding at end of period	400,707	429,960	464,419	468,271	491,621	546,591	618,831	675,776	784,200	907,962
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$19.52	$19.73	$17.49	$14.34	$23.06	$22.18	$19.55	$18.74	$17.12	$13.71
Value at end of period	$22.10	$19.52	$19.73	$17.49	$14.34	$23.06	$22.18	$19.55	$18.74	$17.12
Number of accumulation units outstanding at end of period	1,254,912	1,326,056	1,430,670	1,501,479	1,573,667	1,839,370	2,024,733	2,140,821	2,392,049	2,418,495
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$23.45	$23.96	$19.85	$15.22	$24.63	$23.58	$21.76	$19.78	$17.13	$13.07
Value at end of period	$27.30	$23.45	$23.96	$19.85	$15.22	$24.63	$23.58	$21.76	$19.78	$17.13
Number of accumulation units outstanding at end of period	1,742,367	1,773,437	1,812,468	1,819,648	1,759,943	1,859,167	1,947,854	1,856,102	1,675,767	1,232,142
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$16.71	$17.01	$13.98	$11.31	$17.20	$18.53	$16.44	$15.43	$12.77	$9.47
Value at end of period	$18.58	$16.71	$17.01	$13.98	$11.31	$17.20	$18.53	$16.44	$15.43	$12.77
Number of accumulation units outstanding at end of period	1,078,786	1,085,530	1,110,384	1,121,972	1,120,220	1,243,903	1,363,094	1,316,513	1,155,531	810,650
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$94.03	$88.32	$81.21	$73.52	$81.14	$77.30	$75.03	$73.47	$70.76	$67.24
Value at end of period	$101.75	$94.03	$88.32	$81.21	$73.52	$81.14	$77.30	$75.03	$73.47	$70.76
Number of accumulation units outstanding at end of period	424,443	439,731	502,606	516,806	576,494	703,379	685,422	673,418	623,553	672,361
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$10.22	$11.75	$11.00	$10.12						
Value at end of period	$12.00	$10.22	$11.75	$11.00						
Number of accumulation units outstanding at end of period	179,397	183,247	181,453	182,656						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$14.49	$14.95	$13.12	$10.31	$16.39	$16.94	$14.77	$14.42	$12.47	$10.15
Value at end of period	$17.01	$14.49	$14.95	$13.12	$10.31	$16.39	$16.94	$14.77	$14.42	$12.47
Number of accumulation units outstanding at end of period	582,410	631,813	728,860	766,795	824,062	985,817	1,075,448	1,142,127	777,786	302,672
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.32	$12.57	$11.31	$9.31	$12.27	$11.97	$10.73	$9.83		
Value at end of period	$13.74	$12.32	$12.57	$11.31	$9.31	$12.27	$11.97	$10.73		
Number of accumulation units outstanding at end of period	1,096,486	1,159,658	1,236,752	1,318,432	1,423,377	1,689,827	1,816,696	1,132,003		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$16.84	$20.75	$17.38	$10.20	$21.10	$15.35	$11.39	$10.54		
Value at end of period	$19.87	$16.84	$20.75	$17.38	$10.20	$21.10	$15.35	$11.39		
Number of accumulation units outstanding at end of period	808,150	858,659	970,196	1,034,573	981,394	1,087,498	979,897	821,241		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.32	$10.31								
Value at end of period	$12.06	$10.32								
Number of accumulation units outstanding at end of period	1,991,261	1,811,359								
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.55	$8.34	$7.06	$6.33	$9.15	$10.06				
Value at end of period	$9.70	$8.55	$8.34	$7.06	$6.33	$9.15				
Number of accumulation units outstanding at end of period	3,041,085	3,250,029	3,320,697	3,299,759	3,054,174	2,942,653				
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.58	$9.82	$8.25	$6.45	$10.03					
Value at end of period	$10.70	$9.58	$9.82	$8.25	$6.45					
Number of accumulation units outstanding at end of period	249,078	250,338	266,785	228,424	222,270					
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.03	$10.94	$10.03	$8.57	$11.13	$10.78	$9.79			
Value at end of period	$12.16	$11.03	$10.94	$10.03	$8.57	$11.13	$10.78			
Number of accumulation units outstanding at end of period	2,581,579	2,732,609	3,029,548	3,132,263	3,186,934	3,775,909	13,850			
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$57.32	$57.51	$57.57	$57.58	$56.29	$53.71	$51.39	$50.07	$49.72	$49.45
Value at end of period	$57.08	$57.32	$57.51	$57.57	$57.58	$56.29	$53.71	$51.39	$50.07	$49.72
Number of accumulation units outstanding at end of period	496,734	543,895	627,823	824,957	1,255,219	2,844,911	2,061,958	367,555	384,115	456,502
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.26	$13.48	$11.73	$8.49	$14.37	$13.62	$11.66	$9.71		
Value at end of period	$14.76	$12.26	$13.48	$11.73	$8.49	$14.37	$13.62	$11.66		
Number of accumulation units outstanding at end of period	6,538,272	6,972,743	7,408,486	7,607,082	7,651,915	8,717,736	9,479,603	9,918,176		
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.47	$13.96	$12.31	$8.30	$10.80	$10.58	$9.94			
Value at end of period	$16.38	$14.47	$13.96	$12.31	$8.30	$10.80	$10.58			
Number of accumulation units outstanding at end of period	565,452	399,549	301,912	178,994	59,568	37,526	18,758			
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$14.15	$13.84	$13.00	$11.66	$11.80	$10.89	$10.58	$10.47	$10.13	$10.05
Value at end of period	$15.10	$14.15	$13.84	$13.00	$11.66	$11.80	$10.89	$10.58	$10.47	$10.13
Number of accumulation units outstanding at end of period	2,199,223	1,993,304	2,071,244	1,831,519	1,322,612	760,653	600,663	663,553	542,483	189,541
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$10.04	$10.65	$9.10	$7.33	$11.03	$10.54	$9.51			
Value at end of period	$11.04	$10.04	$10.65	$9.10	$7.33	$11.03	$10.54			
Number of accumulation units outstanding at end of period	1,145,275	1,256,326	1,361,430	1,325,733	1,146,541	1,021,942	7,611			
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.37	$13.92	$12.47	$10.63						
Value at end of period	$16.27	$14.37	$13.92	$12.47						
Number of accumulation units outstanding at end of period	102,626	79,558	63,578	61,488						
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$14.95	$15.49	$12.58	$9.96	$14.59	$13.92	$12.03	$11.02	$9.73	$7.15
Value at end of period	$16.94	$14.95	$15.49	$12.58	$9.96	$14.59	$13.92	$12.03	$11.02	$9.73
Number of accumulation units outstanding at end of period	764,050	744,462	764,341	668,263	568,936	433,813	450,154	435,923	519,294	585,454

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$19.43	$19.28	$17.53	$15.03	$19.86	$18.96	$17.67	$17.19	$16.08	$14.29
Value at end of period	$21.59	$19.43	$19.28	$17.53	$15.03	$19.86	$18.96	$17.67	$17.19	$16.08
Number of accumulation units outstanding at end of period	135,293	96,278	77,256	82,621	89,653	117,069	97,184	105,629	103,950	49,925
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$18.60	$19.36	$17.29	$13.95	$22.03	$21.18	$18.90	$17.98	$16.21	$13.17
Value at end of period	$21.16	$18.60	$19.36	$17.29	$13.95	$22.03	$21.18	$18.90	$17.98	$16.21
Number of accumulation units outstanding at end of period	173,976	173,742	162,336	151,290	141,655	152,950	136,097	104,165	89,601	54,494
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$18.78	$19.08	$17.20	$14.26	$20.72	$19.84	$18.02	$17.39	$15.93	$13.47
Value at end of period	$21.10	$18.78	$19.08	$17.20	$14.26	$20.72	$19.84	$18.02	$17.39	$15.93
Number of accumulation units outstanding at end of period	117,597	122,760	123,451	118,726	111,966	119,845	129,552	115,515	95,249	49,780
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.43	$14.09	$11.07	$7.64	$13.57	$12.09	$11.19	$9.55		
Value at end of period	$15.43	$13.43	$14.09	$11.07	$7.64	$13.57	$12.09	$11.19		
Number of accumulation units outstanding at end of period	4,270,870	4,359,759	4,377,592	4,255,986	4,008,265	3,997,571	4,225,986	4,553,354		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$28.03	$28.62	$24.73	$17.48	$30.54	$28.07	$25.03	$23.81	$21.86	$16.86
Value at end of period	$32.97	$28.03	$28.62	$24.73	$17.48	$30.54	$28.07	$25.03	$23.81	$21.86
Number of accumulation units outstanding at end of period	1,133,016	1,109,815	1,144,278	1,187,887	1,193,388	1,294,160	1,417,850	1,611,950	1,771,556	1,670,473
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.67	$8.81	$8.17	$6.25	$10.12					
Value at end of period	$9.02	$7.67	$8.81	$8.17	$6.25					
Number of accumulation units outstanding at end of period	2,268,560	2,451,373	2,639,053	2,880,112	3,048,127					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$15.59	$16.16	$14.39	$11.03	$18.50	$18.47	$16.29	$15.04	$13.24	$10.70
Value at end of period	$17.50	$15.59	$16.16	$14.39	$11.03	$18.50	$18.47	$16.29	$15.04	$13.24
Number of accumulation units outstanding at end of period	523,835	567,354	619,705	678,744	737,124	801,536	754,938	788,992	811,334	858,894
INVESCO MID CAP CORE EQUITY FUND										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.87	$13.87	$12.45	$10.19						
Value at end of period	$14.06	$12.87	$13.87	$12.45						
Number of accumulation units outstanding at end of period	115,685	145,422	139,645	53,780						
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$8.08	$8.17	$7.53	$5.93	$8.58	$8.01	$6.93	$6.65	$6.16	$5.00
Value at end of period	$9.11	$8.08	$8.17	$7.53	$5.93	$8.58	$8.01	$6.93	$6.65	$6.16
Number of accumulation units outstanding at end of period	509,946	556,507	590,492	588,201	535,571	421,088	404,385	254,967	341,503	378,274
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$10.10									
Value at end of period	$9.77									
Number of accumulation units outstanding at end of period	206,308									
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$16.51	$17.37	$13.99	$11.16	$18.59	$18.67	$16.80	$15.68	$12.77	$10.11
Value at end of period	$18.71	$16.51	$17.37	$13.99	$11.16	$18.59	$18.67	$16.80	$15.68	$12.77
Number of accumulation units outstanding at end of period	836,872	886,701	904,005	909,112	918,372	1,010,326	961,268	886,813	500,249	92,123
NEW PERSPECTIVE FUND®										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.31	$14.56	$13.04	$9.58	$15.58	$13.57	$11.44	$10.02		
Value at end of period	$15.90	$13.31	$14.56	$13.04	$9.58	$15.58	$13.57	$11.44		
Number of accumulation units outstanding at end of period	684,146	621,220	630,048	595,160	532,037	261,372	138,930	29,909		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
OPPENHEIMER DEVELOPING MARKETS FUND										
Value at beginning of period	$41.60	$51.30	$40.80	$22.68	$44.08	$33.26	$26.84	$19.19	$14.57	$8.91
Value at end of period	$49.72	$41.60	$51.30	$40.80	$22.68	$44.08	$33.26	$26.84	$19.19	$14.57
Number of accumulation units outstanding at end of period	1,233,800	1,266,546	1,331,557	1,266,722	1,124,499	1,218,832	1,173,367	1,122,704	757,938	428,805
PAX WORLD BALANCED FUND										
Value at beginning of period	$11.77	$12.11	$10.93	$9.10	$13.27	$12.24	$11.17	$10.70	$9.54	$8.21
Value at end of period	$12.95	$11.77	$12.11	$10.93	$9.10	$13.27	$12.24	$11.17	$10.70	$9.54
Number of accumulation units outstanding at end of period	853,944	912,396	969,286	1,035,188	1,062,501	943,515	790,821	712,293	518,200	353,096
THE GROWTH FUND OF AMERICA®										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.91	$12.64	$11.37	$8.54	$14.16	$12.90	$11.74	$9.96		
Value at end of period	$14.20	$11.91	$12.64	$11.37	$8.54	$14.16	$12.90	$11.74		
Number of accumulation units outstanding at end of period	2,603,887	2,634,040	2,723,664	2,446,988	1,992,111	1,451,445	1,088,939	510,995		
USAA PRECIOUS METALS AND MINERALS FUND										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$8.71	$9.66								
Value at end of period	$7.58	$8.71								
Number of accumulation units outstanding at end of period	180,235	78,588								
WASHINGTON MUTUAL INVESTORS FUND[SM]										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.80	$11.14	$9.93	$8.43	$12.73	$12.38	$10.60	$10.09		
Value at end of period	$13.13	$11.80	$11.14	$9.93	$8.43	$12.73	$12.38	$10.60		
Number of accumulation units outstanding at end of period	1,450,357	1,485,252	1,399,928	1,250,276	1,016,205	742,033	521,512	271,058		
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND										
Value at beginning of period	$22.26	$22.98	$18.93	$14.72	$21.79	$23.95	$19.92	$18.22	$15.33	$11.44
Value at end of period	$24.98	$22.26	$22.98	$18.93	$14.72	$21.79	$23.95	$19.92	$18.22	$15.33
Number of accumulation units outstanding at end of period	1,987,343	2,046,564	2,168,778	2,126,652	2,033,090	2,126,628	2,175,935	2,031,497	1,643,534	1,093,807

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account C Opportunity Plus group deferred variable annuity prospectus dated May 1, 2013.

____ *Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.75962-13) dated.*

____ *Please send the most recent annual and/or quarterly report of ING Life Insurance and Annuity Company.*

____

CONTRACT HOLDER'S SIGNATURE

____

DATE

PRO.75962-13


VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


Statement of Additional Information dated May 1, 2013
For
OPPORTUNITY PLUS

Multiple Option Group Variable Annuity Contracts

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "Separate Account") dated May 1, 2013 relating to the Opportunity Plus Multiple Option Group Variable Annuity Contracts issued by the Separate Account and ING Life Insurance Annuity Company (the "Company").

A free prospectus is available upon request from the local Company office or by writing to or calling:

For <u>regular mail</u>, please use:

Opportunity Plus Service Center
ING National Trust
P.O. Box 9810
Providence, RI 02940-8010

For <u>overnight delivery</u>, please use:

Opportunity Plus Service Center
ING National Trust
4400 Computer Drive
Westborough, MA 01581

1-800-677-4636

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

The Company serves as the depositor for the separate account.

The Company has established the Opportunity Plus Service Center to provide administrative support to contract holders and participants investing in the Opportunity Plus Contract. This office will handle enrollments, billing, transfers, redemptions, and inquiries for all Opportunity Plus contract holders and participants. All forms and correspondence should be sent to:


For <u>regular mail,</u> please use:

Opportunity Plus Service Center
ING National Trust
P.O. Box 9810
Providence, RI 02940-8010

For <u>overnight delivery</u>, please use:

Opportunity Plus Service Center
ING National Trust
4400 Computer Drive
Westborough, MA 01581

Telephone number: 1-800-677-4636


Other than the mortality and expense risk charge and the administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **See "Fees" in the prospectus.**

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitution of available variable investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections titled **"Contract Ownership and Rights"** and **"Your Account Value."**

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2012, 2011 and 2010 amounted to $54,904,926.87, $56,593,822.08 and $43,979,093.81, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment options and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. Thereafter, variable annuity payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5.0% per annum). Selection of a 5.0% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5.0% on an annual basis. Payments would decline if the rate failed to increase by 5.0%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5.0% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by $.9971779* = .9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5.0% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports, such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2012, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account C of
ING Life Insurance and Annuity Company
Year Ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2012

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2012, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2012 and 2011. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2012, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 4, 2013

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class
Assets					
Investments in mutual funds					
at fair value	$ 4,552	$ 26	$ 30	$ 36	$ 234
Total assets	4,552	26	30	36	234
Net assets	$ 4,552	$ 26	$ 30	$ 36	$ 234
Net assets					
Accumulation units	$ 4,552	$ 26	$ 30	$ 36	$ 234
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,552	$ 26	$ 30	$ 36	$ 234
Total number of mutual fund shares	212,989	873	1,039	2,106	7,678
Cost of mutual fund shares	$ 4,686	$ 26	$ 31	$ 37	$ 231

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A
Assets					
Investments in mutual funds at fair value	$ 141	$ 34,682	$ 492	$ 2,030	$ 201
Total assets	141	34,682	492	2,030	201
Net assets	$ 141	$ 34,682	$ 492	$ 2,030	$ 201
Net assets					
Accumulation units	$ 141	$ 34,229	$ 492	$ 2,030	$ 201
Contracts in payout (annuitization)	-	453	-	-	-
Total net assets	$ 141	$ 34,682	$ 492	$ 2,030	$ 201
Total number of mutual fund shares	8,630	1,150,713	29,419	295,926	50,034
Cost of mutual fund shares	$ 147	$ 28,975	$ 482	$ 1,804	$ 155

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund
Assets					
Investments in mutual funds at fair value	$ 476	$ 206	$ 35	$ 400	$ 35,389
Total assets	476	206	35	400	35,389
Net assets	$ 476	$ 206	$ 35	$ 400	$ 35,389
Net assets					
Accumulation units	$ 476	$ 206	$ 35	$ 400	$ 35,389
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 476	$ 206	$ 35	$ 400	$ 35,389
Total number of mutual fund shares	22,796	16,289	2,286	14,063	1,316,067
Cost of mutual fund shares	$ 355	$ 174	$ 35	$ 387	$ 31,720

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Amana Income Fund		American Balanced Fund® - Class R-3		American Century Inflation- Adjusted Bond Fund - Investor Class		American Century Income & Growth Fund - A Class		American Funds American Mutual Fund® - Class R-4	
Assets										
Investments in mutual funds										
at fair value	$	51,965	$	5,771	$	54,588	$	6,374	$	61
Total assets		51,965		5,771		54,588		6,374		61
Net assets	$	51,965	$	5,771	$	54,588	$	6,374	$	61
Net assets										
Accumulation units	$	51,965	$	5,771	$	54,588	$	6,374	$	61
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	51,965	$	5,771	$	54,588	$	6,374	$	61
Total number of mutual fund shares		1,517,672		283,981		4,141,739		233,649		2,151
Cost of mutual fund shares	$	46,567	$	4,612	$	53,006	$	5,951	$	60

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	Aston/Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares
Assets					
Investments in mutual funds					
at fair value	$ 866	$ 3,328	$ 5,043	$ 8,892	$ 1,014
Total assets	866	3,328	5,043	8,892	1,014
Net assets	$ 866	$ 3,328	$ 5,043	$ 8,892	$ 1,014
Net assets					
Accumulation units	$ 866	$ 3,328	$ 5,043	$ 8,892	$ 1,014
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 866	$ 3,328	$ 5,043	$ 8,892	$ 1,014
Total number of mutual fund shares	21,113	64,989	205,079	266,306	50,970
Cost of mutual fund shares	$ 800	$ 3,082	$ 4,446	$ 8,522	$ 937

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	The Bond Fund of America[SM], Inc. - Class R-4	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income Fund[SM], Inc. - Class R-3	Cohen & Steers Realty Shares
Assets					
Investments in mutual funds at fair value	$ 9,764	$ 10,954	$ 46,174	$ 513	$ 2,138
Total assets	9,764	10,954	46,174	513	2,138
Net assets	$ 9,764	$ 10,954	$ 46,174	$ 513	$ 2,138
Net assets					
Accumulation units	$ 9,764	$ 10,954	$ 45,963	$ 513	$ 2,138
Contracts in payout (annuitization)	-	-	211	-	-
Total net assets	$ 9,764	$ 10,954	$ 46,174	$ 513	$ 2,138
Total number of mutual fund shares	525,211	845,905	24,187,720	13,858	33,118
Cost of mutual fund shares	$ 8,897	$ 10,469	$ 43,624	$ 469	$ 2,189

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Columbia[SM] Acorn Fund® - Class A	Columbia[SM] Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares
Assets					
Investments in mutual funds					
at fair value	$ 85	$ 39	$ 4,121	$ 1	$ 232
Total assets	85	39	4,121	1	232
Net assets	$ 85	$ 39	$ 4,121	$ 1	$ 232
Net assets					
Accumulation units	$ 85	$ 39	$ 4,121	$ 1	$ 232
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 85	$ 39	$ 4,121	$ 1	$ 232
Total number of mutual fund shares	2,890	1,284	278,468	79	7,648
Cost of mutual fund shares	$ 84	$ 39	$ 3,267	$ 1	$ 197

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Delaware Diversified Income Fund - Class A	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Assets					
Investments in mutual funds					
at fair value	$ 801	$ 224	$ 28	$ 491	$ 98
Total assets	801	224	28	491	98
Net assets	$ 801	$ 224	$ 28	$ 491	$ 98
Net assets					
Accumulation units	$ 801	$ 224	$ 28	$ 491	$ 98
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 801	$ 224	$ 28	$ 491	$ 98
Total number of mutual fund shares	85,586	6,454	230	3,071	5,025
Cost of mutual fund shares	$ 809	$ 197	$ 27	$ 422	$ 89

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3		EuroPacific Growth Fund® - Class R-4		Fidelity® Advisor New Insights Fund - Institutional Class		Fidelity® VIP Equity-Income Portfolio - Initial Class		Fidelity® VIP Growth Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	8,750	$	268,614	$	465	$	264,552	$	225,077
Total assets		8,750		268,614		465		264,552		225,077
Net assets	$	8,750	$	268,614	$	465	$	264,552	$	225,077
Net assets										
Accumulation units	$	8,750	$	268,614	$	465	$	261,045	$	224,328
Contracts in payout (annuitization)		-		-		-		3,507		749
Total net assets	$	8,750	$	268,614	$	465	$	264,552	$	225,077
Total number of mutual fund shares		216,321		6,635,720		20,208		13,267,396		5,352,594
Cost of mutual fund shares	$	7,355	$	270,909	$	430	$	294,296	$	165,985

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 12,167	$ 29,379	$ 1,085,469	$ 115,759	$ 20,599
Total assets	12,167	29,379	1,085,469	115,759	20,599
Net assets	$ 12,167	$ 29,379	$ 1,085,469	$ 115,759	$ 20,599
Net assets					
Accumulation units	$ 12,106	$ 29,379	$ 1,077,416	$ 115,759	$ 20,599
Contracts in payout (annuitization)	61	-	8,053	-	-
Total net assets	$ 12,167	$ 29,379	$ 1,085,469	$ 115,759	$ 20,599
Total number of mutual fund shares	2,094,095	1,825,888	41,054,034	798,779	674,261
Cost of mutual fund shares	$ 11,830	$ 33,376	$ 1,089,790	$ 100,033	$ 18,401

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors[SM], Inc. - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 22,592	$ 2,419	$ 553	$ 110,112	$ 1,203
Total assets	22,592	2,419	553	110,112	1,203
Net assets	$ 22,592	$ 2,419	$ 553	$ 110,112	$ 1,203
Net assets					
Accumulation units	$ 22,592	$ 2,419	$ 553	$ 108,689	$ 1,203
Contracts in payout (annuitization)	-	-	-	1,423	-
Total net assets	$ 22,592	$ 2,419	$ 553	$ 110,112	$ 1,203
Total number of mutual fund shares	1,489,261	86,438	16,310	6,040,167	29,553
Cost of mutual fund shares	$ 21,320	$ 2,286	$ 498	$ 87,042	$ 1,044

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Fundamental Investors[SM], Inc. - Class R-4	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend and Growth Fund - Class R4
Assets					
Investments in mutual funds at fair value	$ 37,284	$ 12,373	$ 287,158	$ 159	$ 261
Total assets	37,284	12,373	287,158	159	261
Net assets	$ 37,284	$ 12,373	$ 287,158	$ 159	$ 261
Net assets					
Accumulation units	$ 37,284	$ 12,373	$ 287,158	$ 159	$ 261
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 37,284	$ 12,373	$ 287,158	$ 159	$ 261
Total number of mutual fund shares	915,835	365,091	8,413,662	4,323	12,527
Cost of mutual fund shares	$ 29,162	$ 9,167	$ 245,028	$ 150	$ 259

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I	ING Growth Opportunities Fund - Class A	ING Real Estate Fund - Class A	ING Value Choice Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 1,985	$ 305,260	$ 63	$ 1,954	$ 4
Total assets	1,985	305,260	63	1,954	4
Net assets	$ 1,985	$ 305,260	$ 63	$ 1,954	$ 4
Net assets					
Accumulation units	$ 1,985	$ 288,145	$ 63	$ 1,954	$ 4
Contracts in payout (annuitization)	-	17,115	-	-	-
Total net assets	$ 1,985	$ 305,260	$ 63	$ 1,954	$ 4
Total number of mutual fund shares	110,231	24,878,566	2,444	120,512	251
Cost of mutual fund shares	$ 1,759	$ 298,362	$ 63	$ 1,494	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING GNMA Income Fund - Class A		ING Intermediate Bond Fund - Class A		ING Intermediate Bond Portfolio - Class I		ING Intermediate Bond Portfolio - Class S		ING BlackRock Health Sciences Opportunities Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	4,456	$	3,250	$	408,463	$	1,202	$	14,469
Total assets		4,456		3,250		408,463		1,202		14,469
Net assets	$	4,456	$	3,250	$	408,463	$	1,202	$	14,469
Net assets										
Accumulation units	$	4,456	$	3,250	$	392,854	$	1,202	$	14,469
Contracts in payout (annuitization)		-		-		15,609		-		-
Total net assets	$	4,456	$	3,250	$	408,463	$	1,202	$	14,469
Total number of mutual fund shares		493,974		321,193		31,517,204		93,253		1,086,243
Cost of mutual fund shares	$	4,444	$	3,087	$	397,692	$	1,155	$	11,911

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 97	$ 85,929	$ 502	$ 294	$ 7
Total assets	97	85,929	502	294	7
Net assets	$ 97	$ 85,929	$ 502	$ 294	$ 7
Net assets					
Accumulation units	$ 97	$ 85,594	$ 502	$ 294	$ 7
Contracts in payout (annuitization)	-	335	-	-	-
Total net assets	$ 97	$ 85,929	$ 502	$ 294	$ 7
Total number of mutual fund shares	9,053	7,840,238	46,089	27,382	674
Cost of mutual fund shares	$ 98	$ 86,720	$ 486	$ 242	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Adviser Class	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 77,810	$ 41	$ 2,303	$ 54,384	$ 27,744
Total assets	77,810	41	2,303	54,384	27,744
Net assets	$ 77,810	$ 41	$ 2,303	$ 54,384	$ 27,744
Net assets					
Accumulation units	$ 77,810	$ 41	$ -	$ 54,384	$ 27,744
Contracts in payout (annuitization)	-	-	2,303	-	-
Total net assets	$ 77,810	$ 41	$ 2,303	$ 54,384	$ 27,744
Total number of mutual fund shares	6,965,941	1,559	84,589	2,003,829	1,793,394
Cost of mutual fund shares	$ 65,546	$ 37	$ 1,951	$ 38,969	$ 26,996

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 48,491	$ 8	$ 2	$ 26	$ 101,734
Total assets	48,491	8	2	26	101,734
Net assets	$ 48,491	$ 8	$ 2	$ 26	$ 101,734
Net assets					
Accumulation units	$ 48,491	$ 8	$ 2	$ 26	$ 101,734
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 48,491	$ 8	$ 2	$ 26	$ 101,734
Total number of mutual fund shares	3,152,885	547	85	1,390	5,434,528
Cost of mutual fund shares	$ 41,084	$ 8	$ 2	$ 32	$ 109,726

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 6,568	$ 17,841	$ 307	$ 32,471	$ 26,309
Total assets	6,568	17,841	307	32,471	26,309
Net assets	$ 6,568	$ 17,841	$ 307	$ 32,471	$ 26,309
Net assets					
Accumulation units	$ 6,568	$ 17,841	$ 307	$ 32,471	$ 26,309
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 6,568	$ 17,841	$ 307	$ 32,471	$ 26,309
Total number of mutual fund shares	279,506	756,296	15,225	1,551,428	1,263,629
Cost of mutual fund shares	$ 6,373	$ 15,320	$ 305	$ 28,679	$ 22,751

The accompanying notes are an integral part of these financial statements.

19

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 16	$ 9,013	$ 8,402	$ 155	$ 193,340
Total assets	16	9,013	8,402	155	193,340
Net assets	$ 16	$ 9,013	$ 8,402	$ 155	$ 193,340
Net assets					
Accumulation units	$ 16	$ 9,013	$ 8,402	$ 155	$ 193,011
Contracts in payout (annuitization)	-	-	-	-	329
Total net assets	$ 16	$ 9,013	$ 8,402	$ 155	$ 193,340
Total number of mutual fund shares	1,044	584,103	548,823	10,970	13,063,527
Cost of mutual fund shares	$ 13	$ 8,653	$ 7,700	$ 144	$ 177,629

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Adviser Class	ING Marsico Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 338	$ 217,365	$ 708	$ 17	$ 9,713
Total assets	338	217,365	708	17	9,713
Net assets	$ 338	$ 217,365	$ 708	$ 17	$ 9,713
Net assets					
Accumulation units	$ 338	$ 214,626	$ 708	$ 17	$ 9,713
Contracts in payout (annuitization)	-	2,739	-	-	-
Total net assets	$ 338	$ 217,365	$ 708	$ 17	$ 9,713
Total number of mutual fund shares	23,118	23,549,798	77,465	1,691	510,424
Cost of mutual fund shares	$ 323	$ 190,397	$ 639	$ 17	$ 7,970

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 97	$ 1,139	$ 56,102	$ 25,679	$ 45,560
Total assets	97	1,139	56,102	25,679	45,560
Net assets	$ 97	$ 1,139	$ 56,102	$ 25,679	$ 45,560
Net assets					
Accumulation units	$ 97	$ 1,139	$ 56,102	$ 25,679	$ 45,560
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 97	$ 1,139	$ 56,102	$ 25,679	$ 45,560
Total number of mutual fund shares	5,164	71,276	3,482,423	1,592,974	3,037,362
Cost of mutual fund shares	$ 88	$ 947	$ 55,623	$ 24,464	$ 41,464

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Adviser Class		ING PIMCO High Yield Portfolio - Adviser Class		ING PIMCO High Yield Portfolio - Institutional Class		ING PIMCO High Yield Portfolio - Service Class		ING Pioneer Fund Portfolio - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	31	$	51	$	28,658	$	30,849	$	19,631
Total assets		31		51		28,658		30,849		19,631
Net assets	$	31	$	51	$	28,658	$	30,849	$	19,631
Net assets										
Accumulation units	$	31	$	51	$	28,658	$	30,849	$	19,412
Contracts in payout (annuitization)		-		-		-		-		219
Total net assets	$	31	$	51	$	28,658	$	30,849	$	19,631
Total number of mutual fund shares		1,935		4,762		2,693,463		2,902,024		1,719,022
Cost of mutual fund shares	$	29	$	49	$	27,844	$	29,705	$	17,938

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Adviser Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 273	$ 23	$ 76,026	$ 378	$ 195
Total assets	273	23	76,026	378	195
Net assets	$ 273	$ 23	$ 76,026	$ 378	$ 195
Net assets					
Accumulation units	$ 273	$ 23	$ 75,104	$ 378	$ 195
Contracts in payout (annuitization)	-	-	922	-	-
Total net assets	$ 273	$ 23	$ 76,026	$ 378	$ 195
Total number of mutual fund shares	23,837	2,085	6,727,954	33,401	7,934
Cost of mutual fund shares	$ 256	$ 22	$ 72,991	$ 347	$ 185

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 112,414	$ 377,748	$ 1,638	$ 104,568	$ 102
Total assets	112,414	377,748	1,638	104,568	102
Net assets	$ 112,414	$ 377,748	$ 1,638	$ 104,568	$ 102
Net assets					
Accumulation units	$ 112,414	$ 377,748	$ 1,638	$ 104,452	$ 102
Contracts in payout (annuitization)	-	-	-	116	-
Total net assets	$ 112,414	$ 377,748	$ 1,638	$ 104,568	$ 102
Total number of mutual fund shares	4,489,378	15,073,742	125,883	7,951,915	8,674
Cost of mutual fund shares	$ 110,377	$ 319,703	$ 1,315	$ 87,057	$ 94

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Money Market Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 7,554	$ 841	$ 4,823	$ 7,900	$ 295,287
Total assets	7,554	841	4,823	7,900	295,287
Net assets	$ 7,554	$ 841	$ 4,823	$ 7,900	$ 295,287
Net assets					
Accumulation units	$ 7,554	$ 841	$ 4,823	$ 7,900	$ 292,451
Contracts in payout (annuitization)	-	-	-	-	2,836
Total net assets	$ 7,554	$ 841	$ 4,823	$ 7,900	$ 295,287
Total number of mutual fund shares	645,606	67,524	385,552	686,976	295,287,237
Cost of mutual fund shares	$ 6,352	$ 685	$ 4,172	$ 7,079	$ 295,287

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Global Real Estate Fund - Class A	ING International SmallCap Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 92	$ 418	$ 119	$ 10,028	$ 43,640
Total assets	92	418	119	10,028	43,640
Net assets	$ 92	$ 418	$ 119	$ 10,028	$ 43,640
Net assets					
Accumulation units	$ 92	$ 418	$ 119	$ 10,028	$ 42,987
Contracts in payout (annuitization)	-	-	-	-	653
Total net assets	$ 92	$ 418	$ 119	$ 10,028	$ 43,640
Total number of mutual fund shares	5,094	$ 10,886	10,153	827,410	3,627,628
Cost of mutual fund shares	$ 81	$ 397	$ 111	$ 9,534	$ 36,493

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Baron Growth Portfolio - Adviser Class		ING Baron Growth Portfolio - Service Class		ING Columbia Small Cap Value II Portfolio - Adviser Class		ING Columbia Small Cap Value II Portfolio - Service Class		ING Davis New York Venture Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	1,419	$	129,571	$	279	$	3,292	$	12,097
Total assets		1,419		129,571		279		3,292		12,097
Net assets	$	1,419	$	129,571	$	279	$	3,292	$	12,097
Net assets										
Accumulation units	$	1,419	$	128,314	$	279	$	3,292	$	12,007
Contracts in payout (annuitization)		-		1,257		-		-		90
Total net assets	$	1,419	$	129,571	$	279	$	3,292	$	12,097
Total number of mutual fund shares		63,001		5,589,778		24,763		287,237		645,193
Cost of mutual fund shares	$	838	$	93,943	$	271	$	3,020	$	9,918

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Fidelity® VIP Mid Cap Portfolio - Service Class		ING Global Bond Portfolio - Adviser Class		ING Global Bond Portfolio - Initial Class		ING Global Bond Portfolio - Service Class		ING Growth and Income Core Portfolio - Adviser Class	
Assets										
Investments in mutual funds										
at fair value	$	4,543	$	388	$	151,398	$	1,301	$	627
Total assets		4,543		388		151,398		1,301		627
Net assets	$	4,543	$	388	$	151,398	$	1,301	$	627
Net assets										
Accumulation units	$	4,543	$	388	$	147,998	$	1,289	$	627
Contracts in payout (annuitization)		-		-		3,400		12		-
Total net assets	$	4,543	$	388	$	151,398	$	1,301	$	627
Total number of mutual fund shares		338,777		34,227		13,210,955		113,326		21,499
Cost of mutual fund shares	$	4,138	$	388	$	146,499	$	1,311	$	658

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Growth and Income Core Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service 2 Class	ING Index Solution 2025 Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 70,374	$ 270	$ 787	$ 981	$ 476
Total assets	70,374	270	787	981	476
Net assets	$ 70,374	$ 270	$ 787	$ 981	$ 476
Net assets					
Accumulation units	$ 69,672	$ 270	$ 787	$ 981	$ 476
Contracts in payout (annuitization)	702	-	-	-	-
Total net assets	$ 70,374	$ 270	$ 787	$ 981	$ 476
Total number of mutual fund shares	2,348,143	25,663	75,200	95,014	45,120
Cost of mutual fund shares	$ 63,665	$ 266	$ 750	$ 955	$ 461

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Service Class	ING Index Solution 2025 Portfolio - Service 2 Class	ING Index Solution 2035 Portfolio - Initial Class	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 87	$ 2,563	$ 372	$ 169	$ 1,815
Total assets	87	2,563	372	169	1,815
Net assets	$ 87	$ 2,563	$ 372	$ 169	$ 1,815
Net assets					
Accumulation units	$ 87	$ 2,563	$ 372	$ 169	$ 1,815
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 87	$ 2,563	$ 372	$ 169	$ 1,815
Total number of mutual fund shares	8,336	247,868	35,700	16,388	177,387
Cost of mutual fund shares	$ 86	$ 2,446	$ 358	$ 168	$ 1,711

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Initial Class	ING Index Solution 2045 Portfolio - Service Class	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Initial Class	ING Index Solution 2055 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 48	$ 34	$ 1,308	$ 20	$ 202
Total assets	48	34	1,308	20	202
Net assets	$ 48	$ 34	$ 1,308	$ 20	$ 202
Net assets					
Accumulation units	$ 48	$ 34	$ 1,308	$ 20	$ 202
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 48	$ 34	$ 1,308	$ 20	$ 202
Total number of mutual fund shares	4,542	3,278	127,584	1,675	16,620
Cost of mutual fund shares	$ 46	$ 33	$ 1,217	$ 19	$ 192

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Index Solution 2055 Portfolio - Service 2 Class	ING Index Solution Income Portfolio - Service Class	ING Index Solution Income Portfolio - Service 2 Class	ING Invesco Van Kampen Comstock Portfolio - Adviser Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 92	$ 1,133	$ 226	$ 334	$ 48,799
Total assets	92	1,133	226	334	48,799
Net assets	$ 92	$ 1,133	$ 226	$ 334	$ 48,799
Net assets					
Accumulation units	$ 92	$ 1,133	$ 226	$ 334	$ 47,712
Contracts in payout (annuitization)	-	-	-	-	1,087
Total net assets	$ 92	$ 1,133	$ 226	$ 334	$ 48,799
Total number of mutual fund shares	7,650	105,450	21,377	29,201	4,239,729
Cost of mutual fund shares	$ 87	$ 1,117	$ 223	$ 279	$ 45,650

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 712	$ 232,827	$ 277	$ 348	$ 904
Total assets	712	232,827	277	348	904
Net assets	$ 712	$ 232,827	$ 277	$ 348	$ 904
Net assets					
Accumulation units	$ 712	$ 229,117	$ 277	$ 348	$ 904
Contracts in payout (annuitization)	-	3,710	-	-	-
Total net assets	$ 712	$ 232,827	$ 277	$ 348	$ 904
Total number of mutual fund shares	19,760	6,391,092	7,633	20,983	53,848
Cost of mutual fund shares	$ 649	$ 215,346	$ 239	$ 240	$ 898

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 40,437	$ 601	$ 540,715	$ 815	$ 2,675
Total assets	40,437	601	540,715	815	2,675
Net assets	$ 40,437	$ 601	$ 540,715	$ 815	$ 2,675
Net assets					
Accumulation units	$ 39,265	$ 601	$ 536,987	$ 815	$ 2,675
Contracts in payout (annuitization)	1,172	-	3,728	-	-
Total net assets	$ 40,437	$ 601	$ 540,715	$ 815	$ 2,675
Total number of mutual fund shares	2,421,393	41,157	35,904,043	55,705	222,879
Cost of mutual fund shares	$ 33,858	$ 468	$ 462,290	$ 674	$ 2,644

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 322	$ 255,966	$ 23,376	$ 466	$ 874
Total assets	322	255,966	23,376	466	874
Net assets	$ 322	$ 255,966	$ 23,376	$ 466	$ 874
Net assets					
Accumulation units	$ 322	$ 249,237	$ 21,612	$ 466	$ 874
Contracts in payout (annuitization)	-	6,729	1,764	-	-
Total net assets	$ 322	$ 255,966	$ 23,376	$ 466	$ 874
Total number of mutual fund shares	26,142	20,997,999	2,015,160	40,235	78,041
Cost of mutual fund shares	$ 320	$ 245,573	$ 22,224	$ 433	$ 821

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Solution 2015 Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,276	$ 67,178	$ 10,582	$ 427	$ 521
Total assets	1,276	67,178	10,582	427	521
Net assets	$ 1,276	$ 67,178	$ 10,582	$ 427	$ 521
Net assets					
Accumulation units	$ 1,276	$ 67,178	$ 10,582	$ 427	$ 521
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,276	$ 67,178	$ 10,582	$ 427	$ 521
Total number of mutual fund shares	111,594	5,924,019	955,873	37,200	44,397
Cost of mutual fund shares	$ 1,249	$ 61,513	$ 10,118	$ 387	$ 505

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2025 Portfolio - Service 2 Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Initial Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 110,500	$ 15,599	$ 266	$ 1,299	$ 96,949
Total assets	110,500	15,599	266	1,299	96,949
Net assets	$ 110,500	$ 15,599	$ 266	$ 1,299	$ 96,949
Net assets					
Accumulation units	$ 110,500	$ 15,599	$ 266	$ 1,299	$ 96,949
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 110,500	$ 15,599	$ 266	$ 1,299	$ 96,949
Total number of mutual fund shares	9,509,470	1,370,723	22,475	107,825	8,106,124
Cost of mutual fund shares	$ 99,564	$ 14,404	$ 239	$ 1,250	$ 85,066

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service 2 Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Initial Class	ING Solution 2045 Portfolio - Service Class	ING Solution 2045 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 15,155	$ 117	$ 803	$ 70,077	$ 11,546
Total assets	15,155	117	803	70,077	11,546
Net assets	$ 15,155	$ 117	$ 803	$ 70,077	$ 11,546
Net assets					
Accumulation units	$ 15,155	$ 117	$ 803	$ 70,077	$ 11,546
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 15,155	$ 117	$ 803	$ 70,077	$ 11,546
Total number of mutual fund shares	1,299,776	9,736	65,780	5,791,511	971,065
Cost of mutual fund shares	$ 13,785	$ 109	$ 774	$ 60,329	$ 10,371

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Solution 2055 Portfolio - Initial Class		ING Solution 2055 Portfolio - Service Class		ING Solution 2055 Portfolio - Service 2 Class		ING Solution Growth Portfolio - Service Class		ING Solution Income Portfolio - Adviser Class	
Assets										
Investments in mutual funds										
at fair value	$	124	$	3,384	$	438	$	2,273	$	257
Total assets		124		3,384		438		2,273		257
Net assets	$	124	$	3,384	$	438	$	2,273	$	257
Net assets										
Accumulation units	$	124	$	3,384	$	438	$	2,273	$	257
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	124	$	3,384	$	438	$	2,273	$	257
Total number of mutual fund shares		10,215		279,426		36,290		228,434		23,588
Cost of mutual fund shares	$	124	$	3,125	$	414	$	2,089	$	256

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Solution Income Portfolio - Initial Class	ING Solution Income Portfolio - Service Class	ING Solution Income Portfolio - Service 2 Class	ING Solution Moderate Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 1,968	$ 13,244	$ 2,070	$ 3,570	$ 465
Total assets	1,968	13,244	2,070	3,570	465
Net assets	$ 1,968	$ 13,244	$ 2,070	$ 3,570	$ 465
Net assets					
Accumulation units	$ 1,968	$ 13,244	$ 2,070	$ 3,570	$ 465
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,968	$ 13,244	$ 2,070	$ 3,570	$ 465
Total number of mutual fund shares	177,014	1,200,712	191,823	336,776	55,644
Cost of mutual fund shares	$ 1,935	$ 12,824	$ 2,029	$ 3,284	$ 383

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 324,303	$ 586	$ 1,224	$ 247,651	$ 2,729
Total assets	324,303	586	1,224	247,651	2,729
Net assets	$ 324,303	$ 586	$ 1,224	$ 247,651	$ 2,729
Net assets					
Accumulation units	$ 322,808	$ 586	$ 1,224	$ 245,769	$ 2,729
Contracts in payout (annuitization)	1,495	-	-	1,882	-
Total net assets	$ 324,303	$ 586	$ 1,224	$ 247,651	$ 2,729
Total number of mutual fund shares	37,020,942	68,109	19,666	3,869,550	43,241
Cost of mutual fund shares	$ 289,541	$ 548	$ 890	$ 187,710	$ 2,138

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 562	$ 104,253	$ 284	$ 75	$ 67,687
Total assets	562	104,253	284	75	67,687
Net assets	$ 562	$ 104,253	$ 284	$ 75	$ 67,687
Net assets					
Accumulation units	$ 562	$ 102,028	$ 284	$ 75	$ 67,254
Contracts in payout (annuitization)	-	2,225	-	-	433
Total net assets	$ 562	$ 104,253	$ 284	$ 75	$ 67,687
Total number of mutual fund shares	50,890	9,350,073	25,646	7,798	6,906,872
Cost of mutual fund shares	$ 537	$ 106,288	$ 252	$ 60	$ 57,980

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class		ING Core Equity Research Fund - Class A		ING Strategic Allocation Conservative Portfolio - Class I		ING Strategic Allocation Growth Portfolio - Class I		ING Strategic Allocation Moderate Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	17	$	190	$	33,238	$	64,806	$	61,420
Total assets		17		190		33,238		64,806		61,420
Net assets	$	17	$	190	$	33,238	$	64,806	$	61,420
Net assets										
Accumulation units	$	17	$	190	$	32,118	$	64,163	$	60,284
Contracts in payout (annuitization)		-		-		1,120		643		1,136
Total net assets	$	17	$	190	$	33,238	$	64,806	$	61,420
Total number of mutual fund shares		1,694		14,209		2,983,670		5,896,775		5,558,350
Cost of mutual fund shares	$	15	$	161	$	29,893	$	68,081	$	61,048

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 785	$ 1,068,514	$ 6,121	$ 6	$ 2
Total assets	785	1,068,514	6,121	6	2
Net assets	$ 785	$ 1,068,514	$ 6,121	$ 6	$ 2
Net assets					
Accumulation units	$ 785	$ 990,889	$ 6,121	$ 6	$ 2
Contracts in payout (annuitization)	-	77,625	-	-	-
Total net assets	$ 785	$ 1,068,514	$ 6,121	$ 6	$ 2
Total number of mutual fund shares	32,317	43,541,711	251,691	766	332
Cost of mutual fund shares	$ 648	$ 949,437	$ 5,422	$ 6	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 44,495	$ 269,213	$ 368	$ 298,981	$ 387
Total assets	44,495	269,213	368	298,981	387
Net assets	$ 44,495	$ 269,213	$ 368	$ 298,981	$ 387
Net assets					
Accumulation units	$ 44,495	$ 265,412	$ 368	$ 297,412	$ 387
Contracts in payout (annuitization)	-	3,801	-	1,569	-
Total net assets	$ 44,495	$ 269,213	$ 368	$ 298,981	$ 387
Total number of mutual fund shares	8,209,327	17,515,509	24,160	16,834,515	22,021
Cost of mutual fund shares	$ 41,426	$ 239,207	$ 311	$ 273,845	$ 307

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 109,978	$ 176	$ 20,592	$ 5	$ 8,965
Total assets	109,978	176	20,592	5	8,965
Net assets	$ 109,978	$ 176	$ 20,592	$ 5	$ 8,965
Net assets					
Accumulation units	$ 109,216	$ 176	$ 19,980	$ 5	$ 8,846
Contracts in payout (annuitization)	762	-	612	-	119
Total net assets	$ 109,978	$ 176	$ 20,592	$ 5	$ 8,965
Total number of mutual fund shares	7,104,535	11,457	2,434,005	551	534,285
Cost of mutual fund shares	$ 104,170	$ 139	$ 19,000	$ 5	$ 8,188

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 585	$ 23,318	$ 65	$ 255	$ 3,936
Total assets	585	23,318	65	255	3,936
Net assets	$ 585	$ 23,318	$ 65	$ 255	$ 3,936
Net assets					
Accumulation units	$ 585	$ 23,318	$ -	$ 255	$ 3,936
Contracts in payout (annuitization)	-	-	65	-	-
Total net assets	$ 585	$ 23,318	$ 65	$ 255	$ 3,936
Total number of mutual fund shares	34,982	2,112,127	5,956	17,904	276,790
Cost of mutual fund shares	$ 514	$ 20,098	$ 62	$ 228	$ 3,508

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 5,776	$ 23,380	$ 12,589	$ 122,521	$ 207
Total assets	5,776	23,380	12,589	122,521	207
Net assets	$ 5,776	$ 23,380	$ 12,589	$ 122,521	$ 207
Net assets					
Accumulation units	$ 5,776	$ 23,380	$ 12,589	$ 120,938	$ 207
Contracts in payout (annuitization)	-	-	-	1,583	-
Total net assets	$ 5,776	$ 23,380	$ 12,589	$ 122,521	$ 207
Total number of mutual fund shares	315,283	1,877,929	978,936	6,241,521	10,706
Cost of mutual fund shares	$ 4,985	$ 21,374	$ 11,809	$ 111,102	$ 174

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 11,539	$ 59,954	$ 218	$ 49,515	$ 1,742
Total assets	11,539	59,954	218	49,515	1,742
Net assets	$ 11,539	$ 59,954	$ 218	$ 49,515	$ 1,742
Net assets					
Accumulation units	$ 11,539	$ 57,856	$ 218	$ 49,515	$ 1,742
Contracts in payout (annuitization)	-	2,098	-	-	-
Total net assets	$ 11,539	$ 59,954	$ 218	$ 49,515	$ 1,742
Total number of mutual fund shares	1,051,875	7,329,296	26,131	3,844,324	138,594
Cost of mutual fund shares	$ 11,587	$ 69,274	$ 203	$ 42,784	$ 1,473

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 28,744	$ 80	$ 174	$ 365	$ 40
Total assets	28,744	80	174	365	40
Net assets	$ 28,744	$ 80	$ 174	$ 365	$ 40
Net assets					
Accumulation units	$ 28,744	$ 80	$ 174	$ 365	$ 40
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 28,744	$ 80	$ 174	$ 365	$ 40
Total number of mutual fund shares	1,287,831	3,700	6,395	8,162	3,140
Cost of mutual fund shares	$ 24,496	$ 68	$ 167	$ 289	$ 39

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	JPMorgan Government Bond Fund - Select Class	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund
Assets					
Investments in mutual funds					
at fair value	$ 70	$ 135	$ 10	$ 5,049	$ 337
Total assets	70	135	10	5,049	337
Net assets	$ 70	$ 135	$ 10	$ 5,049	$ 337
Net assets					
Accumulation units	$ 70	$ 135	$ 10	$ 5,049	$ 337
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 70	$ 135	$ 10	$ 5,049	$ 337
Total number of mutual fund shares	2,659	4,388	834	408,827	18,170
Cost of mutual fund shares	$ 63	$ 121	$ 10	$ 5,077	$ 256

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Developing Growth Fund, Inc. - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 10,558	$ 93	$ 59	$ 960	$ 1,186
Total assets	10,558	93	59	960	1,186
Net assets	$ 10,558	$ 93	$ 59	$ 960	$ 1,186
Net assets					
Accumulation units	$ 10,558	$ 93	$ 59	$ 960	$ 1,186
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 10,558	$ 93	$ 59	$ 960	$ 1,186
Total number of mutual fund shares	354,168	4,685	5,312	53,536	36,854
Cost of mutual fund shares	$ 9,020	$ 99	$ 59	$ 744	$ 957

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Neuberger Berman Genesis Fund® - Trust Class
Assets					
Investments in mutual funds at fair value	$ 158	$ 95,534	$ 424	$ 718	$ 95
Total assets	158	95,534	424	718	95
Net assets	$ 158	$ 95,534	$ 424	$ 718	$ 95
Net assets					
Accumulation units	$ 158	$ 94,804	$ 424	$ 718	$ 95
Contracts in payout (annuitization)	-	730	-	-	-
Total net assets	$ 158	$ 95,534	$ 424	$ 718	$ 95
Total number of mutual fund shares	12,033	5,292,754	55,633	40,313	1,870
Cost of mutual fund shares	$ 157	$ 94,676	$ 417	$ 685	$ 93

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 8,855	$ 2,123	$ 88,013	$ 520	$ 275,812
Total assets	8,855	2,123	88,013	520	275,812
Net assets	$ 8,855	$ 2,123	$ 88,013	$ 520	$ 275,812
Net assets					
Accumulation units	$ 8,855	$ 2,123	$ 88,013	$ 520	$ 275,812
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 8,855	$ 2,123	$ 88,013	$ 520	$ 275,812
Total number of mutual fund shares	479,698	69,052	2,844,648	10,758	7,815,577
Cost of mutual fund shares	$ 8,387	$ 1,745	$ 76,481	$ 451	$ 198,079

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer Global Securities Fund/VA	Oppenheimer Global Strategic Income Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 35,375	$ 16	$ 128	$ 226	$ 109
Total assets	35,375	16	128	226	109
Net assets	$ 35,375	$ 16	$ 128	$ 226	$ 109
Net assets					
Accumulation units	$ 35,375	$ 16	$ 128	$ 226	$ 109
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 35,375	$ 16	$ 128	$ 226	$ 109
Total number of mutual fund shares	1,014,195	516	19,492	6,940	19,262
Cost of mutual fund shares	$ 32,503	$ 16	$ 127	$ 189	$ 101

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA	Parnassus Equity Income Fund - Investor Shares	Pax World Balanced Fund - Individual Investor Class
Assets					
Investments in mutual funds at fair value	$ 67	$ 10,845	$ 41	$ 622	$ 46,306
Total assets	67	10,845	41	622	46,306
Net assets	$ 67	$ 10,845	$ 41	$ 622	$ 46,306
Net assets					
Accumulation units	$ -	$ 10,845	$ -	$ 622	$ 46,306
Contracts in payout (annuitization)	67	-	41	-	-
Total net assets	$ 67	$ 10,845	$ 41	$ 622	$ 46,306
Total number of mutual fund shares	2,795	538,469	753	21,286	1,951,382
Cost of mutual fund shares	$ 61	$ 7,811	$ 39	$ 622	$ 44,122

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class		Pioneer Equity Income Fund - Class Y		Pioneer High Yield Fund - Class A		Pioneer Strategic Income Fund - Class A		Pioneer Emerging Markets VCT Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	260,067	$	1,099	$	2,178	$	1,519	$	15,901
Total assets		260,067		1,099		2,178		1,519		15,901
Net assets	$	260,067	$	1,099	$	2,178	$	1,519	$	15,901
Net assets										
Accumulation units	$	260,067	$	1,099	$	2,178	$	1,519	$	15,901
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	260,067	$	1,099	$	2,178	$	1,519	$	15,901
Total number of mutual fund shares		18,250,325		38,994		210,870		134,680		612,773
Cost of mutual fund shares	$	244,935	$	1,096	$	2,065	$	1,498	$	15,938

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - Class K	SMALLCAP World Fund® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 27,738	$ 7,180	$ 88	$ 1	$ 7,942
Total assets	27,738	7,180	88	1	7,942
Net assets	$ 27,738	$ 7,180	$ 88	$ 1	$ 7,942
Net assets					
Accumulation units	$ 27,738	$ 7,180	$ 88	$ 1	$ 7,942
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 27,738	$ 7,180	$ 88	$ 1	$ 7,942
Total number of mutual fund shares	2,649,276	676,110	8,276	121	200,407
Cost of mutual fund shares	$ 25,481	$ 6,543	$ 77	$ 1	$ 7,566

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 777	$ 226	$ 1,174	$ 37,035	$ 204,498
Total assets	777	226	1,174	37,035	204,498
Net assets	$ 777	$ 226	$ 1,174	$ 37,035	$ 204,498
Net assets					
Accumulation units	$ 777	$ 226	$ 1,174	$ 37,035	$ 204,498
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 777	$ 226	$ 1,174	$ 37,035	$ 204,498
Total number of mutual fund shares	32,770	8,638	170,866	2,776,268	15,283,830
Cost of mutual fund shares	$ 649	$ 189	$ 1,051	$ 36,380	$ 193,818

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares	Invesco Van Kampen American Franchise Fund - Class I Shares	Diversified Value Portfolio	Equity Income Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 34	$ 8,081	$ 19,755	$ 87	$ 446
Total assets	34	8,081	19,755	87	446
Net assets	$ 34	$ 8,081	$ 19,755	$ 87	$ 446
Net assets					
Accumulation units	$ 34	$ 8,081	$ 19,718	$ 87	$ 446
Contracts in payout (annuitization)	-	-	37	-	-
Total net assets	$ 34	$ 8,081	$ 19,755	$ 87	$ 446
Total number of mutual fund shares	1,256	303,011	544,526	6,071	25,319
Cost of mutual fund shares	$ 33	$ 9,352	$ 20,231	$ 79	$ 379

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Small Company Growth Portfolio		Victory Small Company Opportunity Fund - Class R		Wanger International		Wanger Select		Wanger USA	
Assets										
Investments in mutual funds										
at fair value	$	25	$	13	$	33,558	$	82,307	$	56,213
Total assets		25		13		33,558		82,307		56,213
Net assets	$	25	$	13	$	33,558	$	82,307	$	56,213
Net assets										
Accumulation units	$	25	$	13	$	33,558	$	82,307	$	56,213
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	25	$	13	$	33,558	$	82,307	$	56,213
Total number of mutual fund shares		1,256		408		1,075,916		2,988,617		1,661,147
Cost of mutual fund shares	$	21	$	13	$	32,995	$	72,736	$	50,471

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2012
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Values Fund - Class A
Assets				
Investments in mutual funds				
at fair value	$ 4,381	$ 94,956	$ 135	$ 94,083
Total assets	4,381	94,956	135	94,083
Net assets	$ 4,381	$ 94,956	$ 135	$ 94,083
Net assets				
Accumulation units	$ 4,381	$ 94,956	$ 135	$ 94,083
Contracts in payout (annuitization)	-	-	-	-
Total net assets	$ 4,381	$ 94,956	$ 135	$ 94,083
Total number of mutual fund shares	141,240	3,053,239	4,270	3,886,114
Cost of mutual fund shares	$ 3,596	$ 88,634	$ 119	$ 84,589

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class
Net investment income (loss)					
Income:					
Dividends	$ 24	$ -	$ -	$ -	$ 1
Total investment income	24	-	-	-	1
Expenses:					
Mortality, expense risk and other charges	44	-	-	-	2
Total expenses	44	-	-	-	2
Net investment income (loss)	(20)	-	-	-	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	109	6	-	-	11
Capital gains distributions	333	2	-	3	16
Total realized gain (loss) on investments and capital gains distributions	442	8	-	3	27
Net unrealized appreciation (depreciation) of investments	17	(3)	-	(1)	12
Net realized and unrealized gain (loss) on investments	459	5	-	2	39
Net increase (decrease) in net assets resulting from operations	$ 439	$ 5	$ -	$ 2	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco Small Cap Value Fund - Class Y	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 338	$ 3
Total investment income	-	-	-	338	3
Expenses:					
Mortality, expense risk and other charges	1	-	69	362	1
Total expenses	1	-	69	362	1
Net investment income (loss)	(1)	-	(69)	(24)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	(573)	(249)	725	-
Capital gains distributions	18	-	-	-	2
Total realized gain (loss) on investments and capital gains distributions	13	(573)	(249)	725	2
Net unrealized appreciation (depreciation) of investments	6	1,714	3,183	3,530	10
Net realized and unrealized gain (loss) on investments	19	1,141	2,934	4,255	12
Net increase (decrease) in net assets resulting from operations	$ 18	$ 1,141	$ 2,865	$ 4,231	$ 14

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 2	$ 8	$ 5	$ 40
Total investment income	3	2	8	5	40
Expenses:					
Mortality, expense risk and other charges	20	2	6	2	-
Total expenses	20	2	6	2	-
Net investment income (loss)	(17)	-	2	3	40
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	45	9	11	3	358
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	45	9	11	3	358
Net unrealized appreciation (depreciation) of investments	207	19	63	16	(45)
Net realized and unrealized gain (loss) on investments	252	28	74	19	313
Net increase (decrease) in net assets resulting from operations	$ 235	$ 28	$ 76	$ 22	$ 353

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 90	$ 789	$ 96	$ 1,171
Total investment income	5	90	789	96	1,171
Expenses:					
Mortality, expense risk and other charges	4	319	451	36	514
Total expenses	4	319	451	36	514
Net investment income (loss)	1	(229)	338	60	657
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	37	726	705	27	991
Capital gains distributions	24	-	17	-	451
Total realized gain (loss) on investments and capital gains distributions	61	726	722	27	1,442
Net unrealized appreciation (depreciation) of investments	(27)	2,456	2,751	640	491
Net realized and unrealized gain (loss) on investments	34	3,182	3,473	667	1,933
Net increase (decrease) in net assets resulting from operations	$ 35	$ 2,953	$ 3,811	$ 727	$ 2,590

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	American Century Income & Growth Fund - A Class	American Funds American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares
Net investment income (loss)					
Income:					
Dividends	$ 114	$ 1	$ 7	$ 31	$ 55
Total investment income	114	1	7	31	55
Expenses:					
Mortality, expense risk and other charges	66	-	7	33	39
Total expenses	66	-	7	33	39
Net investment income (loss)	48	1	-	(2)	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(134)	-	75	(59)	76
Capital gains distributions	-	-	85	-	-
Total realized gain (loss) on investments and capital gains distributions	(134)	-	160	(59)	76
Net unrealized appreciation (depreciation) of investments	800	1	(31)	614	680
Net realized and unrealized gain (loss) on investments	666	1	129	555	756
Net increase (decrease) in net assets resulting from operations	$ 714	$ 2	$ 129	$ 553	$ 772

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Aston/Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	The Bond Fund of America[SM], Inc. - Class R-4	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 79	$ 18	$ 32	$ 264	$ 564
Total investment income	79	18	32	264	564
Expenses:					
Mortality, expense risk and other charges	74	6	92	102	485
Total expenses	74	6	92	102	485
Net investment income (loss)	5	12	(60)	162	79
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	102	16	425	99	275
Capital gains distributions	191	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	293	16	425	99	275
Net unrealized appreciation (depreciation) of investments	661	51	654	214	3,725
Net realized and unrealized gain (loss) on investments	954	67	1,079	313	4,000
Net increase (decrease) in net assets resulting from operations	$ 959	$ 79	$ 1,019	$ 475	$ 4,079

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Capital World Growth & Income Fund[SM], Inc. - Class R-3	Cohen & Steers Realty Shares	Columbia[SM] Acorn Fund® - Class A	Columbia[SM] Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 35	$ -	$ -	$ 30
Total investment income	10	35	-	-	30
Expenses:					
Mortality, expense risk and other charges	3	15	1	-	39
Total expenses	3	15	1	-	39
Net investment income (loss)	7	20	(1)	-	(9)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4	77	-	587	344
Capital gains distributions	2	134	5	153	-
Total realized gain (loss) on investments and capital gains distributions	6	211	5	740	344
Net unrealized appreciation (depreciation) of investments	62	(80)	7	476	236
Net realized and unrealized gain (loss) on investments	68	131	12	1,216	580
Net increase (decrease) in net assets resulting from operations	$ 75	$ 151	$ 11	$ 1,216	$ 571

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Delaware Diversified Income Fund - Class A	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund
Net investment income (loss)					
Income:					
Dividends	$ 20	$ 2	$ 5	$ 5	$ -
Total investment income	20	2	5	5	-
Expenses:					
Mortality, expense risk and other charges	-	2	2	2	-
Total expenses	-	2	2	2	-
Net investment income (loss)	20	-	3	3	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	389	5	-	(4)	1
Capital gains distributions	-	-	7	-	-
Total realized gain (loss) on investments and capital gains distributions	389	5	7	(4)	1
Net unrealized appreciation (depreciation) of investments	103	28	(8)	34	3
Net realized and unrealized gain (loss) on investments	492	33	(1)	30	4
Net increase (decrease) in net assets resulting from operations	$ 512	$ 33	$ 2	$ 33	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity® Advisor New Insights Fund - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 9	$ 1	$ 125	$ 4,595	$ -
Total investment income	9	1	125	4,595	-
Expenses:					
Mortality, expense risk and other charges	5	-	47	2,224	5
Total expenses	5	-	47	2,224	5
Net investment income (loss)	4	1	78	2,371	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	1	(1,099)	(3,415)	4
Capital gains distributions	-	-	-	-	3
Total realized gain (loss) on investments and capital gains distributions	2	1	(1,099)	(3,415)	7
Net unrealized appreciation (depreciation) of investments	53	8	2,429	43,042	41
Net realized and unrealized gain (loss) on investments	55	9	1,330	39,627	48
Net increase (decrease) in net assets resulting from operations	$ 59	$ 10	$ 1,408	$ 41,998	$ 43

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 8,088	$ 1,360	$ 680	$ 549	$ 14,426
Total investment income	8,088	1,360	680	549	14,426
Expenses:					
Mortality, expense risk and other charges	2,592	2,237	118	273	9,704
Total expenses	2,592	2,237	118	273	9,704
Net investment income (loss)	5,496	(877)	562	276	4,722
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5,960)	2,742	378	(2,730)	10,447
Capital gains distributions	16,676	-	-	94	-
Total realized gain (loss) on investments and capital gains distributions	10,716	2,742	378	(2,636)	10,447
Net unrealized appreciation (depreciation) of investments	23,385	26,800	392	7,492	134,125
Net realized and unrealized gain (loss) on investments	34,101	29,542	770	4,856	144,572
Net increase (decrease) in net assets resulting from operations	$ 39,597	$ 28,665	$ 1,332	$ 5,132	$ 149,294

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	Mutual Global Discovery Fund - Class R	Franklin Small- Mid Cap Growth Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 2,405	$ 127	$ 345	$ 34	$ -
Total investment income	2,405	127	345	34	-
Expenses:					
Mortality, expense risk and other charges	1,221	-	234	16	4
Total expenses	1,221	-	234	16	4
Net investment income (loss)	1,184	127	111	18	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,107	(333)	78	186	57
Capital gains distributions	1,407	1,613	165	164	51
Total realized gain (loss) on investments and capital gains distributions	3,514	1,280	243	350	108
Net unrealized appreciation (depreciation) of investments	10,383	1,266	1,971	(55)	(28)
Net realized and unrealized gain (loss) on investments	13,897	2,546	2,214	295	80
Net increase (decrease) in net assets resulting from operations	$ 15,081	$ 2,673	$ 2,325	$ 313	$ 76

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors[SM], Inc. - Class R-3	Fundamental Investors[SM], Inc. - Class R-4	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 871	$ 12	$ 451	$ 59	$ 2,116
Total investment income	871	12	451	59	2,116
Expenses:					
Mortality, expense risk and other charges	959	6	316	87	2,607
Total expenses	959	6	316	87	2,607
Net investment income (loss)	(88)	6	135	(28)	(491)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,989)	51	1,680	(191)	2,413
Capital gains distributions	-	4	137	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,989)	55	1,817	(191)	2,413
Net unrealized appreciation (depreciation) of investments	20,357	117	3,203	2,681	48,646
Net realized and unrealized gain (loss) on investments	17,368	172	5,020	2,490	51,059
Net increase (decrease) in net assets resulting from operations	$ 17,280	$ 178	$ 5,155	$ 2,462	$ 50,568

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4		The Hartford Dividend and Growth Fund - Class R4		The Income Fund of America® - Class R-3		ING Balanced Portfolio - Class I		ING Growth Opportunities Fund - Class A	
Net investment income (loss)										
Income:										
Dividends	$	1	$	2	$	68	$	9,390	$	-
Total investment income		1		2		68		9,390		-
Expenses:										
Mortality, expense risk and other charges		1		-		13		3,274		-
Total expenses		1		-		13		3,274		-
Net investment income (loss)		-		2		55		6,116		-
Realized and unrealized gain (loss) on investments										
Net realized gain (loss) on investments		(7)		4		102		658		-
Capital gains distributions		-		2		2		-		-
Total realized gain (loss) on investments and capital gains distributions		(7)		6		104		658		-
Net unrealized appreciation (depreciation) of investments		40		1		53		28,971		-
Net realized and unrealized gain (loss) on investments		33		7		157		29,629		-
Net increase (decrease) in net assets resulting from operations	$	33	$	9	$	212	$	35,745	$	-

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Real Estate Fund - Class A	ING Value Choice Fund - Class A	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 44	$ -	$ 168	$ 149	$ 18,215
Total investment income	44	-	168	149	18,215
Expenses:					
Mortality, expense risk and other charges	10	-	37	19	3,603
Total expenses	10	-	37	19	3,603
Net investment income (loss)	34	-	131	130	14,612
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	310	-	77	149	(1,690)
Capital gains distributions	-	-	28	-	-
Total realized gain (loss) on investments and capital gains distributions	310	-	105	149	(1,690)
Net unrealized appreciation (depreciation) of investments	(47)	-	(133)	(27)	19,014
Net realized and unrealized gain (loss) on investments	263	-	(28)	122	17,324
Net increase (decrease) in net assets resulting from operations	$ 297	$ -	$ 103	$ 252	$ 31,936

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 50	$ 271	$ 95	$ -	$ 646
Total investment income	50	271	95	-	646
Expenses:					
Mortality, expense risk and other charges	4	119	110	-	916
Total expenses	4	119	110	-	916
Net investment income (loss)	46	152	(15)	-	(270)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5	(11,817)	459	1	(1,914)
Capital gains distributions	-	-	200	3	-
Total realized gain (loss) on investments and capital gains distributions	5	(11,817)	659	4	(1,914)
Net unrealized appreciation (depreciation) of investments	34	12,181	1,411	(1)	13,222
Net realized and unrealized gain (loss) on investments	39	364	2,070	3	11,308
Net increase (decrease) in net assets resulting from operations	$ 85	$ 516	$ 2,055	$ 3	$ 11,038

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Adviser Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 1	$ -	$ 535	$ -
Total investment income	3	1	-	535	-
Expenses:					
Mortality, expense risk and other charges	3	1	-	592	-
Total expenses	3	1	-	592	-
Net investment income (loss)	-	-	-	(57)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	12	-	(3)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	12	-	(3)	-
Net unrealized appreciation (depreciation) of investments	72	24	1	14,659	3
Net realized and unrealized gain (loss) on investments	73	36	1	14,656	3
Net increase (decrease) in net assets resulting from operations	$ 73	$ 36	$ 1	$ 14,599	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 29	$ 529	$ 241	$ 296	$ -
Total investment income	29	529	241	296	-
Expenses:					
Mortality, expense risk and other charges	23	461	38	537	-
Total expenses	23	461	38	537	-
Net investment income (loss)	6	68	203	(241)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	83	1,460	9	6,808	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	83	1,460	9	6,808	-
Net unrealized appreciation (depreciation) of investments	228	5,407	747	1,405	2
Net realized and unrealized gain (loss) on investments	311	6,867	756	8,213	2
Net increase (decrease) in net assets resulting from operations	$ 317	$ 6,935	$ 959	$ 7,972	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 880	$ -	$ 424
Total investment income	-	-	880	-	424
Expenses:					
Mortality, expense risk and other charges	-	-	1,123	9	178
Total expenses	-	-	1,123	9	178
Net investment income (loss)	-	-	(243)	(9)	246
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(1)	(7,450)	3	1,289
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(1)	(7,450)	3	1,289
Net unrealized appreciation (depreciation) of investments	-	-	3,008	195	1,128
Net realized and unrealized gain (loss) on investments	-	(1)	(4,442)	198	2,417
Net increase (decrease) in net assets resulting from operations	$ -	$ (1)	$ (4,685)	$ 189	$ 2,663

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	1	318	264	-	12
Total expenses	1	318	264	-	12
Net investment income (loss)	(1)	(318)	(264)	-	(12)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	(1,335)	(1,100)	-	10
Capital gains distributions	7	773	652	-	-
Total realized gain (loss) on investments and capital gains distributions	1	(562)	(448)	-	10
Net unrealized appreciation (depreciation) of investments	54	5,934	4,740	2	360
Net realized and unrealized gain (loss) on investments	55	5,372	4,292	2	370
Net increase (decrease) in net assets resulting from operations	$ 54	$ 5,054	$ 4,028	$ 2	$ 358

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 21	$ 1	$ 939	$ 1	$ 5,492
Total investment income	21	1	939	1	5,492
Expenses:					
Mortality, expense risk and other charges	79	1	1,585	2	2,021
Total expenses	79	1	1,585	2	2,021
Net investment income (loss)	(58)	-	(646)	(1)	3,471
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,108	-	426	8	(1,938)
Capital gains distributions	-	1	1,569	1	-
Total realized gain (loss) on investments and capital gains distributions	2,108	1	1,995	9	(1,938)
Net unrealized appreciation (depreciation) of investments	(410)	18	22,687	28	26,310
Net realized and unrealized gain (loss) on investments	1,698	19	24,682	37	24,372
Net increase (decrease) in net assets resulting from operations	$ 1,640	$ 19	$ 24,036	$ 36	$ 27,843

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Adviser Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 18	$ -	$ 66	$ 1	$ 25
Total investment income	18	-	66	1	25
Expenses:					
Mortality, expense risk					
and other charges	4	-	96	2	4
Total expenses	4	-	96	2	4
Net investment income (loss)	14	-	(30)	(1)	21
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	19	-	333	116	9
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	19	-	333	116	9
Net unrealized appreciation					
(depreciation) of investments	65	-	726	(41)	82
Net realized and unrealized gain (loss)					
on investments	84	-	1,059	75	91
Net increase (decrease) in net assets					
resulting from operations	$ 98	$ -	$ 1,029	$ 74	$ 112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 1,533	$ 623	$ 1,400	$ 1	$ 2
Total investment income	1,533	623	1,400	1	2
Expenses:					
Mortality, expense risk and other charges	587	263	428	-	-
Total expenses	587	263	428	-	-
Net investment income (loss)	946	360	972	1	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,062)	(436)	(1,005)	-	1
Capital gains distributions	-	-	-	1	-
Total realized gain (loss) on investments and capital gains distributions	(1,062)	(436)	(1,005)	1	1
Net unrealized appreciation (depreciation) of investments	5,694	2,548	5,203	1	2
Net realized and unrealized gain (loss) on investments	4,632	2,112	4,198	2	3
Net increase (decrease) in net assets resulting from operations	$ 5,578	$ 2,472	$ 5,170	$ 3	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 1,067	$ 1,890	$ 306	$ 4	$ -
Total investment income	1,067	1,890	306	4	-
Expenses:					
Mortality, expense risk and other charges	157	262	146	3	-
Total expenses	157	262	146	3	-
Net investment income (loss)	910	1,628	160	1	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	103	1,219	(656)	12	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	103	1,219	(656)	12	-
Net unrealized appreciation (depreciation) of investments	993	740	2,289	10	1
Net realized and unrealized gain (loss) on investments	1,096	1,959	1,633	22	1
Net increase (decrease) in net assets resulting from operations	$ 2,006	$ 3,587	$ 1,793	$ 23	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 890	$ 3	$ 3	$ 1,724	$ 6,026
Total investment income	890	3	3	1,724	6,026
Expenses:					
Mortality, expense risk and other charges	727	3	1	160	3,696
Total expenses	727	3	1	160	3,696
Net investment income (loss)	163	-	2	1,564	2,330
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,119)	44	-	67	(6,829)
Capital gains distributions	-	-	5	-	12,868
Total realized gain (loss) on investments and capital gains distributions	(2,119)	44	5	67	6,039
Net unrealized appreciation (depreciation) of investments	9,869	(12)	15	2,037	43,843
Net realized and unrealized gain (loss) on investments	7,750	32	20	2,104	49,882
Net increase (decrease) in net assets resulting from operations	$ 7,913	$ 32	$ 22	$ 3,668	$ 52,212

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Adviser Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 2,012	$ -	$ 20	$ 15
Total investment income	27	2,012	-	20	15
Expenses:					
Mortality, expense risk and other charges	6	762	-	70	6
Total expenses	6	762	-	70	6
Net investment income (loss)	21	1,250	-	(50)	9
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(13)	(4,005)	-	(186)	(24)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(13)	(4,005)	-	(186)	(24)
Net unrealized appreciation (depreciation) of investments	229	18,433	14	1,417	153
Net realized and unrealized gain (loss) on investments	216	14,428	14	1,231	129
Net increase (decrease) in net assets resulting from operations	$ 237	$ 15,678	$ 14	$ 1,181	$ 138

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A	ING International Capital Appreciation Fund - Class I
Net investment income (loss)					
Income:					
Dividends	$ 77	$ 146	$ 101	$ 4	$ -
Total investment income	77	146	101	4	-
Expenses:					
Mortality, expense risk					
and other charges	43	11	2,477	1	-
Total expenses	43	11	2,477	1	-
Net investment income (loss)	34	135	(2,376)	3	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	180	(136)	1	1	-
Capital gains distributions	-	217	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	180	81	1	1	-
Net unrealized appreciation					
(depreciation) of investments	564	866	-	13	-
Net realized and unrealized gain (loss)					
on investments	744	947	1	14	-
Net increase (decrease) in net assets					
resulting from operations	$ 778	$ 1,082	$ (2,375)	$ 17	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING International SmallCap Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 1	$ 1	$ 536	$ -
Total investment income	7	1	1	536	-
Expenses:					
Mortality, expense risk and other charges	2	-	13	338	5
Total expenses	2	-	13	338	5
Net investment income (loss)	5	1	(12)	198	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	113	3	9	50	31
Capital gains distributions	-	9	3	3,534	-
Total realized gain (loss) on investments and capital gains distributions	113	12	12	3,584	31
Net unrealized appreciation (depreciation) of investments	(49)	4	494	2,675	204
Net realized and unrealized gain (loss) on investments	64	16	506	6,259	235
Net increase (decrease) in net assets resulting from operations	$ 69	$ 17	$ 494	$ 6,457	$ 230

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Adviser Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 8	$ 36	$ -
Total investment income	-	1	8	36	-
Expenses:					
Mortality, expense risk and other charges	1,054	1	31	118	31
Total expenses	1,054	1	31	118	31
Net investment income (loss)	(1,054)	-	(23)	(82)	(31)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,569	-	129	(213)	1,149
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	5,569	-	129	(213)	1,149
Net unrealized appreciation (depreciation) of investments	17,045	33	301	1,621	(192)
Net realized and unrealized gain (loss) on investments	22,614	33	430	1,408	957
Net increase (decrease) in net assets resulting from operations	$ 21,560	$ 33	$ 407	$ 1,326	$ 926

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Global Bond Portfolio - Adviser Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Adviser Class	ING Growth and Income Core Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 23	$ 9,440	$ 65	$ -	$ 320
Total investment income	23	9,440	65	-	320
Expenses:					
Mortality, expense risk and other charges	1	1,437	7	2	775
Total expenses	1	1,437	7	2	775
Net investment income (loss)	22	8,003	58	(2)	(455)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	7	2,504	(16)	(11)	785
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	7	2,504	(16)	(11)	785
Net unrealized appreciation (depreciation) of investments	(1)	(218)	30	64	5,513
Net realized and unrealized gain (loss) on investments	6	2,286	14	53	6,298
Net increase (decrease) in net assets resulting from operations	$ 28	$ 10,289	$ 72	$ 51	$ 5,843

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service 2 Class	ING Index Solution 2025 Portfolio - Initial Class	ING Index Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 12	$ 16	$ 6	$ 1
Total investment income	3	12	16	6	1
Expenses:					
Mortality, expense risk and other charges	2	4	8	4	-
Total expenses	2	4	8	4	-
Net investment income (loss)	1	8	8	2	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	1	16	-
Capital gains distributions	5	19	26	10	2
Total realized gain (loss) on investments and capital gains distributions	5	19	27	26	2
Net unrealized appreciation (depreciation) of investments	4	30	38	13	5
Net realized and unrealized gain (loss) on investments	9	49	65	39	7
Net increase (decrease) in net assets resulting from operations	$ 10	$ 57	$ 73	$ 41	$ 8

The accompanying notes are an integral part of these financial statements.

93

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Service 2 Class	ING Index Solution 2035 Portfolio - Initial Class	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class	ING Index Solution 2045 Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 31	$ 3	$ 1	$ 19	$ -
Total investment income	31	3	1	19	-
Expenses:					
Mortality, expense risk and other charges	18	2	-	13	-
Total expenses	18	2	-	13	-
Net investment income (loss)	13	1	1	6	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	11	-	7	1
Capital gains distributions	60	9	4	53	1
Total realized gain (loss) on investments and capital gains distributions	63	20	4	60	2
Net unrealized appreciation (depreciation) of investments	177	13	11	155	2
Net realized and unrealized gain (loss) on investments	240	33	15	215	4
Net increase (decrease) in net assets resulting from operations	$ 253	$ 34	$ 16	$ 221	$ 4

The accompanying notes are an integral part of these financial statements.

94

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Service Class	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Initial Class	ING Index Solution 2055 Portfolio - Service Class	ING Index Solution 2055 Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 12	$ -	$ -	$ -
Total investment income	-	12	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	-	8	-	1	1
Total expenses	-	8	-	1	1
Net investment income (loss)	-	4	-	(1)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	2	-	(1)	-
Capital gains distributions	1	30	-	1	1
Total realized gain (loss) on investments					
and capital gains distributions	1	32	-	-	1
Net unrealized appreciation					
(depreciation) of investments	3	116	1	12	9
Net realized and unrealized gain (loss)					
on investments	4	148	1	12	10
Net increase (decrease) in net assets					
resulting from operations	$ 4	$ 152	$ 1	$ 11	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Solution Income Portfolio - Service Class	ING Index Solution Income Portfolio - Service 2 Class	ING Invesco Van Kampen Comstock Portfolio - Adviser Class	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 18	$ 6	$ 3	$ 592	$ 11
Total investment income	18	6	3	592	11
Expenses:					
Mortality, expense risk and other charges	6	2	1	479	2
Total expenses	6	2	1	479	2
Net investment income (loss)	12	4	2	113	9
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(1)	(827)	-
Capital gains distributions	24	8	-	-	-
Total realized gain (loss) on investments and capital gains distributions	24	8	(1)	(827)	-
Net unrealized appreciation (depreciation) of investments	15	3	51	8,500	69
Net realized and unrealized gain (loss) on investments	39	11	50	7,673	69
Net increase (decrease) in net assets resulting from operations	$ 51	$ 15	$ 52	$ 7,786	$ 78

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5,402	$ 5	$ 2	$ 8	$ 272
Total investment income	5,402	5	2	8	272
Expenses:					
Mortality, expense risk and other charges	2,209	3	1	1	340
Total expenses	2,209	3	1	1	340
Net investment income (loss)	3,193	2	1	7	(68)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,051	2	5	-	258
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2,051	2	5	-	258
Net unrealized appreciation (depreciation) of investments	20,647	23	52	6	5,803
Net realized and unrealized gain (loss) on investments	22,698	25	57	6	6,061
Net increase (decrease) in net assets resulting from operations	$ 25,891	$ 27	$ 58	$ 13	$ 5,993

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 6,702	$ 8	$ 78	$ 10
Total investment income	5	6,702	8	78	10
Expenses:					
Mortality, expense risk and other charges	2	5,087	7	9	2
Total expenses	2	5,087	7	9	2
Net investment income (loss)	3	1,615	1	69	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	7,623	(26)	-	2
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	6	7,623	(26)	-	2
Net unrealized appreciation (depreciation) of investments	96	87,172	157	118	1
Net realized and unrealized gain (loss) on investments	102	94,795	131	118	3
Net increase (decrease) in net assets resulting from operations	$ 105	$ 96,410	$ 132	$ 187	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 7,508	$ 1,281	$ 25	$ 33	$ -
Total investment income	7,508	1,281	25	33	-
Expenses:					
Mortality, expense risk and other charges	2,302	196	4	3	2
Total expenses	2,302	196	4	3	2
Net investment income (loss)	5,206	1,085	21	30	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	28	533	9	1	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	28	533	9	1	-
Net unrealized appreciation (depreciation) of investments	11,038	1,311	29	55	27
Net realized and unrealized gain (loss) on investments	11,066	1,844	38	56	27
Net increase (decrease) in net assets resulting from operations	$ 16,272	$ 2,929	$ 59	$ 86	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Initial Class	ING Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2,715	$ 465	$ 10	$ -	$ 2,767
Total investment income	2,715	465	10	-	2,767
Expenses:					
Mortality, expense risk and other charges	544	71	1	1	834
Total expenses	544	71	1	1	834
Net investment income (loss)	2,171	394	9	(1)	1,933
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(890)	197	2	-	(958)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(890)	197	2	-	(958)
Net unrealized appreciation (depreciation) of investments	5,170	648	39	16	10,876
Net realized and unrealized gain (loss) on investments	4,280	845	41	16	9,918
Net increase (decrease) in net assets resulting from operations	$ 6,451	$ 1,239	$ 50	$ 15	$ 11,851

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service 2 Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Initial Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2035 Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 408	$ 6	$ -	$ 1,875	$ 307
Total investment income	408	6	-	1,875	307
Expenses:					
Mortality, expense risk and other charges	101	1	2	705	93
Total expenses	101	1	2	705	93
Net investment income (loss)	307	5	(2)	1,170	214
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	332	12	-	(899)	237
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	332	12	-	(899)	237
Net unrealized appreciation (depreciation) of investments	1,291	27	49	11,044	1,505
Net realized and unrealized gain (loss) on investments	1,623	39	49	10,145	1,742
Net increase (decrease) in net assets resulting from operations	$ 1,930	$ 44	$ 47	$ 11,315	$ 1,956

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Initial Class	ING Solution 2045 Portfolio - Service Class	ING Solution 2045 Portfolio - Service 2 Class	ING Solution 2055 Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ 1,155	$ 192	$ -
Total investment income	2	-	1,155	192	-
Expenses:					
Mortality, expense risk and other charges	-	1	509	65	-
Total expenses	-	1	509	65	-
Net investment income (loss)	2	(1)	646	127	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	6	(726)	141	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	6	(726)	141	-
Net unrealized appreciation (depreciation) of investments	14	29	8,414	1,211	-
Net realized and unrealized gain (loss) on investments	14	35	7,688	1,352	-
Net increase (decrease) in net assets resulting from operations	$ 16	$ 34	$ 8,334	$ 1,479	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution 2055 Portfolio - Service Class	ING Solution 2055 Portfolio - Service 2 Class	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 25	$ 3	$ 33	$ 11	$ -
Total investment income	25	3	33	11	-
Expenses:					
Mortality, expense risk					
and other charges	20	2	18	1	3
Total expenses	20	2	18	1	3
Net investment income (loss)	5	1	15	10	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6)	1	69	4	-
Capital gains distributions	27	3	7	-	-
Total realized gain (loss) on investments					
and capital gains distributions	21	4	76	4	-
Net unrealized appreciation					
(depreciation) of investments	267	32	145	11	33
Net realized and unrealized gain (loss)					
on investments	288	36	221	15	33
Net increase (decrease) in net assets					
resulting from operations	$ 293	$ 37	$ 236	$ 25	$ 30

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING Solution Income Portfolio - Service 2 Class	ING Solution Moderate Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 676	$ 104	$ 61	$ -	$ 1,635
Total investment income	676	104	61	-	1,635
Expenses:					
Mortality, expense risk and other charges	99	14	30	2	3,308
Total expenses	99	14	30	2	3,308
Net investment income (loss)	577	90	31	(2)	(1,673)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	489	11	180	-	6,078
Capital gains distributions	-	-	18	39	26,355
Total realized gain (loss) on investments and capital gains distributions	489	11	198	39	32,433
Net unrealized appreciation (depreciation) of investments	150	105	110	24	14,326
Net realized and unrealized gain (loss) on investments	639	116	308	63	46,759
Net increase (decrease) in net assets resulting from operations	$ 1,216	$ 206	$ 339	$ 61	$ 45,086

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 382	$ -	$ 6
Total investment income	1	-	382	-	6
Expenses:					
Mortality, expense risk and other charges	4	4	2,267	15	2
Total expenses	4	4	2,267	15	2
Net investment income (loss)	(3)	(4)	(1,885)	(15)	4
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	94	9	7,978	14	2
Capital gains distributions	45	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	139	9	7,978	14	2
Net unrealized appreciation (depreciation) of investments	(59)	195	30,684	377	78
Net realized and unrealized gain (loss) on investments	80	204	38,662	391	80
Net increase (decrease) in net assets resulting from operations	$ 77	$ 200	$ 36,777	$ 376	$ 84

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,478	$ 4	$ -	$ 647	$ -
Total investment income	1,478	4	-	647	-
Expenses:					
Mortality, expense risk and other charges	881	1	-	731	-
Total expenses	881	1	-	731	-
Net investment income (loss)	597	3	-	(84)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4,040)	3	2	798	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(4,040)	3	2	798	-
Net unrealized appreciation (depreciation) of investments	20,041	34	8	7,245	2
Net realized and unrealized gain (loss) on investments	16,001	37	10	8,043	2
Net increase (decrease) in net assets resulting from operations	$ 16,598	$ 40	$ 10	$ 7,959	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Core Equity Research Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 876	$ 994	$ 1,268	$ 11
Total investment income	2	876	994	1,268	11
Expenses:					
Mortality, expense risk and other charges	1	314	632	562	3
Total expenses	1	314	632	562	3
Net investment income (loss)	1	562	362	706	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12	(1,336)	(3,036)	(2,528)	36
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	12	(1,336)	(3,036)	(2,528)	36
Net unrealized appreciation (depreciation) of investments	18	4,258	10,911	8,901	75
Net realized and unrealized gain (loss) on investments	30	2,922	7,875	6,373	111
Net increase (decrease) in net assets resulting from operations	$ 31	$ 3,484	$ 8,237	$ 7,079	$ 119

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net investment income (loss)					
Income:					
Dividends	$ 19,451	$ 98	$ 22	$ 5	$ 2
Total investment income	19,451	98	22	5	2
Expenses:					
Mortality, expense risk and other charges	11,940	34	3	2	1
Total expenses	11,940	34	3	2	1
Net investment income (loss)	7,511	64	19	3	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(33,260)	284	(181)	(60)	(20)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(33,260)	284	(181)	(60)	(20)
Net unrealized appreciation (depreciation) of investments	172,583	677	160	54	17
Net realized and unrealized gain (loss) on investments	139,323	961	(21)	(6)	(3)
Net increase (decrease) in net assets resulting from operations	$ 146,834	$ 1,025	$ (2)	$ (3)	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	ING BlackRock Science and Technology Opportunities Portfolio – Class I	ING Index Plus LargeCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 1	$ -	$ 87	$ 4,418
Total investment income	1	1	-	87	4,418
Expenses:					
Mortality, expense risk and other charges	1	-	-	453	2,769
Total expenses	1	-	-	453	2,769
Net investment income (loss)	-	1	-	(366)	1,649
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(10)	(6)	-	970	9,376
Capital gains distributions	-	-	-	2,873	-
Total realized gain (loss) on investments and capital gains distributions	(10)	(6)	-	3,843	9,376
Net unrealized appreciation (depreciation) of investments	8	6	-	(376)	23,089
Net realized and unrealized gain (loss) on investments	(2)	-	-	3,467	32,465
Net increase (decrease) in net assets resulting from operations	$ (2)	$ 1	$ -	$ 3,101	$ 34,114

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 2,642	$ 2	$ 643	$ -
Total investment income	6	2,642	2	643	-
Expenses:					
Mortality, expense risk and other charges	1	2,682	1	1,057	1
Total expenses	1	2,682	1	1,057	1
Net investment income (loss)	5	(40)	1	(414)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	1,115	36	(1,356)	23
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(5)	1,115	36	(1,356)	23
Net unrealized appreciation (depreciation) of investments	50	44,220	28	13,761	-
Net realized and unrealized gain (loss) on investments	45	45,335	64	12,405	23
Net increase (decrease) in net assets resulting from operations	$ 50	$ 45,295	$ 65	$ 11,991	$ 22

The accompanying notes are an integral part of these financial statements.

110

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 531	$ -	$ 81	$ 5	$ 424
Total investment income	531	-	81	5	424
Expenses:					
Mortality, expense risk and other charges	184	-	77	3	171
Total expenses	184	-	77	3	171
Net investment income (loss)	347	-	4	2	253
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	39	(1)	296	37	614
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	39	(1)	296	37	614
Net unrealized appreciation (depreciation) of investments	2,629	1	470	35	1,409
Net realized and unrealized gain (loss) on investments	2,668	-	766	72	2,023
Net increase (decrease) in net assets resulting from operations	$ 3,015	$ -	$ 770	$ 74	$ 2,276

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 4	$ 52	$ 19	$ 135
Total investment income	1	4	52	19	135
Expenses:					
Mortality, expense risk and other charges	1	3	33	52	116
Total expenses	1	3	33	52	116
Net investment income (loss)	-	1	19	(33)	19
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	3	34	456	355
Capital gains distributions	-	-	-	-	414
Total realized gain (loss) on investments and capital gains distributions	1	3	34	456	769
Net unrealized appreciation (depreciation) of investments	2	25	406	314	1,207
Net realized and unrealized gain (loss) on investments	3	28	440	770	1,976
Net increase (decrease) in net assets resulting from operations	$ 3	$ 29	$ 459	$ 737	$ 1,995

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 76	$ 490	$ -	$ 244	$ 1,532
Total investment income	76	490	-	244	1,532
Expenses:					
Mortality, expense risk and other charges	87	1,166	1	101	459
Total expenses	87	1,166	1	101	459
Net investment income (loss)	(11)	(676)	(1)	143	1,073
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	164	(1,747)	4	82	(12,126)
Capital gains distributions	415	4,339	7	227	-
Total realized gain (loss) on investments and capital gains distributions	579	2,592	11	309	(12,126)
Net unrealized appreciation (depreciation) of investments	674	13,370	15	(175)	20,937
Net realized and unrealized gain (loss) on investments	1,253	15,962	26	134	8,811
Net increase (decrease) in net assets resulting from operations	$ 1,242	$ 15,286	$ 25	$ 277	$ 9,884

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 242	$ 8	$ -	$ -
Total investment income	5	242	8	-	-
Expenses:					
Mortality, expense risk and other charges	1	405	11	210	-
Total expenses	1	405	11	210	-
Net investment income (loss)	4	(163)	(3)	(210)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(15)	602	222	120	6
Capital gains distributions	-	1,068	51	2,417	8
Total realized gain (loss) on investments and capital gains distributions	(15)	1,670	273	2,537	14
Net unrealized appreciation (depreciation) of investments	49	3,075	(25)	924	(1)
Net realized and unrealized gain (loss) on investments	34	4,745	248	3,461	13
Net increase (decrease) in net assets resulting from operations	$ 38	$ 4,582	$ 245	$ 3,251	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 5	$ -	$ 1	$ -	$ 1
Total investment income	5	-	1	-	1
Expenses:					
Mortality, expense risk and other charges	2	4	-	1	1
Total expenses	2	4	-	1	1
Net investment income (loss)	3	(4)	1	(1)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	7	3	-	(2)
Capital gains distributions	12	-	1	1	-
Total realized gain (loss) on investments and capital gains distributions	11	7	4	1	(2)
Net unrealized appreciation (depreciation) of investments	5	49	(1)	9	24
Net realized and unrealized gain (loss) on investments	16	56	3	10	22
Net increase (decrease) in net assets resulting from operations	$ 19	$ 52	$ 4	$ 9	$ 22

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	JPMorgan Government Bond Fund - Select Class	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Developing Growth Fund, Inc. - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ -	$ 78	$ -
Total investment income	-	3	-	78	-
Expenses:					
Mortality, expense risk					
and other charges	-	33	3	87	1
Total expenses	-	33	3	87	1
Net investment income (loss)	-	(30)	(3)	(9)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	169	1	341	(1)
Capital gains distributions	-	-	2	9	8
Total realized gain (loss) on investments					
and capital gains distributions	-	169	3	350	7
Net unrealized appreciation					
(depreciation) of investments	-	13	28	873	1
Net realized and unrealized gain (loss)					
on investments	-	182	31	1,223	8
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 152	$ 28	$ 1,214	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Lord Abbett Core Fixed Income Fund - Class A	**Lord Abbett Mid Cap Stock Fund, Inc. - Class A**	**Lord Abbett Small-Cap Value Fund - Class A**	**Lord Abbett Fundamental Equity Fund - Class A**	**Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC**
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 6	$ 8	$ 1	$ 623
Total investment income	1	6	8	1	623
Expenses:					
Mortality, expense risk and other charges	1	9	10	1	861
Total expenses	1	9	10	1	861
Net investment income (loss)	-	(3)	(2)	-	(238)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(9)	20	-	(3,166)
Capital gains distributions	1	-	26	2	-
Total realized gain (loss) on investments and capital gains distributions	1	(9)	46	2	(3,166)
Net unrealized appreciation (depreciation) of investments	1	178	65	5	15,274
Net realized and unrealized gain (loss) on investments	2	169	111	7	12,108
Net increase (decrease) in net assets resulting from operations	$ 2	$ 166	$ 109	$ 7	$ 11,870

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Neuberger Berman Genesis Fund® - Trust Class	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ -	$ 6	$ -	$ 77	$ 17
Total investment income	-	6	-	77	17
Expenses:					
Mortality, expense risk and other charges	-	4	1	97	9
Total expenses	-	4	1	97	9
Net investment income (loss)	-	2	(1)	(20)	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	85	-	1,059	(3)
Capital gains distributions	-	-	4	-	-
Total realized gain (loss) on investments and capital gains distributions	(3)	85	4	1,059	(3)
Net unrealized appreciation (depreciation) of investments	7	(24)	4	(143)	415
Net realized and unrealized gain (loss) on investments	4	61	8	916	412
Net increase (decrease) in net assets resulting from operations	$ 4	$ 63	$ 7	$ 896	$ 420

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 949	$ 3	$ 1,101	$ 251	$ -
Total investment income	949	3	1,101	251	-
Expenses:					
Mortality, expense risk and other charges	658	4	2,762	48	-
Total expenses	658	4	2,762	48	-
Net investment income (loss)	291	(1)	(1,661)	203	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(375)	25	(21,847)	49	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(375)	25	(21,847)	49	(6)
Net unrealized appreciation (depreciation) of investments	13,920	28	71,592	2,872	3
Net realized and unrealized gain (loss) on investments	13,545	53	49,745	2,921	(3)
Net increase (decrease) in net assets resulting from operations	$ 13,836	$ 52	$ 48,084	$ 3,124	$ (3)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Oppenheimer International Bond Fund - Class A	Oppenheimer Global Securities Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 5	$ 6	$ 1	$ 60
Total investment income	5	5	6	1	60
Expenses:					
Mortality, expense risk and other charges	1	2	1	1	99
Total expenses	1	2	1	1	99
Net investment income (loss)	4	3	5	-	(39)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(6)	1	-	139
Capital gains distributions	1	-	1	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(6)	2	-	139
Net unrealized appreciation (depreciation) of investments	9	43	5	10	1,450
Net realized and unrealized gain (loss) on investments	9	37	7	10	1,589
Net increase (decrease) in net assets resulting from operations	$ 13	$ 40	$ 12	$ 10	$ 1,550

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Oppenheimer Small- & Mid-Cap Growth Fund/VA	Parnassus Equity Income Fund - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Net investment income (loss)					
Income:					
Dividends	$ -	$ 11	$ 745	$ 2,428	$ 17
Total investment income	-	11	745	2,428	17
Expenses:					
Mortality, expense risk and other charges	1	2	483	1,982	2
Total expenses	1	2	483	1,982	2
Net investment income (loss)	(1)	9	262	446	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(503)	1,863	-
Capital gains distributions	-	8	-	13,139	-
Total realized gain (loss) on investments and capital gains distributions	-	8	(503)	15,002	-
Net unrealized appreciation (depreciation) of investments	4	(4)	4,925	1,463	3
Net realized and unrealized gain (loss) on investments	4	4	4,422	16,465	3
Net increase (decrease) in net assets resulting from operations	$ 3	$ 13	$ 4,684	$ 16,911	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 155	$ 31	$ 87	$ 2,410	$ -
Total investment income	155	31	87	2,410	-
Expenses:					
Mortality, expense risk and other charges	18	3	151	254	-
Total expenses	18	3	151	254	-
Net investment income (loss)	137	28	(64)	2,156	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	575	-	1,533	(361)	-
Capital gains distributions	-	-	519	-	-
Total realized gain (loss) on investments and capital gains distributions	575	-	2,052	(361)	-
Net unrealized appreciation (depreciation) of investments	(286)	27	(248)	1,737	-
Net realized and unrealized gain (loss) on investments	289	27	1,804	1,376	-
Net increase (decrease) in net assets resulting from operations	$ 426	$ 55	$ 1,740	$ 3,532	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - Class K	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class
Net investment income (loss)					
Income:					
Dividends	$ 148	$ 2	$ -	113	6
Total investment income	148	2	-	113	6
Expenses:					
Mortality, expense risk and other charges	55	-	-	76	5
Total expenses	55	-	-	76	5
Net investment income (loss)	93	2	-	37	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	277	-	-	365	3
Capital gains distributions	-	-	-	-	37
Total realized gain (loss) on investments and capital gains distributions	277	-	-	365	40
Net unrealized appreciation (depreciation) of investments	470	9	-	1,034	74
Net realized and unrealized gain (loss) on investments	747	9	-	1,399	114
Net increase (decrease) in net assets resulting from operations	$ 840	$ 11	$ -	1,436	115

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Thornburg International Value Fund - Class R4
Net investment income (loss)					
Income:					
Dividends	3	25	1,021	12,384	1
Total investment income	3	25	1,021	12,384	1
Expenses:					
Mortality, expense risk and other charges	2	8	51	1,964	-
Total expenses	2	8	51	1,964	-
Net investment income (loss)	1	17	970	10,420	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9	76	16	6,484	(4)
Capital gains distributions	1	-	461	2,535	-
Total realized gain (loss) on investments and capital gains distributions	10	76	477	9,019	(4)
Net unrealized appreciation (depreciation) of investments	21	81	655	9,438	10
Net realized and unrealized gain (loss) on investments	31	157	1,132	18,457	6
Net increase (decrease) in net assets resulting from operations	32	174	2,102	28,877	7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Adviser Shares	Invesco Van Kampen American Franchise Fund - Class I Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net investment income (loss)					
Income:					
Dividends	-	-	2	10	-
Total investment income	-	-	2	10	-
Expenses:					
Mortality, expense risk and other charges	62	138	1	5	-
Total expenses	62	138	1	5	-
Net investment income (loss)	(62)	(138)	1	5	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,346)	(115)	(2)	(1)	19
Capital gains distributions	126	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,220)	(115)	(2)	(1)	19
Net unrealized appreciation (depreciation) of investments	252	(476)	13	42	(11)
Net realized and unrealized gain (loss) on investments	(968)	(591)	11	41	8
Net increase (decrease) in net assets resulting from operations	(1,030)	(729)	12	46	8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Victory Small Company Opportunity Fund - Class R	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM], Inc. - Class R-3
Net investment income (loss)					
Income:					
Dividends	-	386	355	172	85
Total investment income	-	386	355	172	85
Expenses:					
Mortality, expense risk and other charges	-	237	693	411	25
Total expenses	-	237	693	411	25
Net investment income (loss)	-	149	(338)	(239)	60
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	632	(987)	(460)	(167)
Capital gains distributions	1	2,673	-	2,510	7
Total realized gain (loss) on investments and capital gains distributions	1	3,305	(987)	2,050	(160)
Net unrealized appreciation (depreciation) of investments	-	1,857	14,495	6,347	595
Net realized and unrealized gain (loss) on investments	1	5,162	13,508	8,397	435
Net increase (decrease) in net assets resulting from operations	1	5,311	13,170	8,158	495

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A
Net investment income (loss)			
Income:			
Dividends	2,052	1	-
Total investment income	2,052	1	-
Expenses:			
Mortality, expense risk and other charges	940	1	973
Total expenses	940	1	973
Net investment income (loss)	1,112	-	(973)
Realized and unrealized gain (loss) on investments			
Net realized gain (loss) on investments	(114)	2	(2,595)
Capital gains distributions	152	5	-
Total realized gain (loss) on investments and capital gains distributions	38	7	(2,595)
Net unrealized appreciation (depreciation) of investments	8,872	6	14,263
Net realized and unrealized gain (loss) on investments	8,910	13	11,668
Net increase (decrease) in net assets resulting from operations	10,022	13	10,695

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net assets at January 1, 2011	$ 5,115	$ 42	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(46)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	342	(1)	-	-
Net unrealized appreciation (depreciation) of investments	(685)	(1)	-	-
Net increase (decrease) in net assets from operations	(389)	(2)	-	-
Changes from principal transactions:				
Total unit transactions	165	(8)	-	-
Increase (decrease) in net assets derived from principal transactions	165	(8)	-	-
Total increase (decrease) in net assets	(224)	(10)	-	-
Net assets at December 31, 2011	4,891	32	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	442	8	-	3
Net unrealized appreciation (depreciation) of investments	17	(3)	-	(1)
Net increase (decrease) in net assets from operations	439	5	-	2
Changes from principal transactions:				
Total unit transactions	(778)	(11)	30	34
Increase (decrease) in net assets derived from principal transactions	(778)	(11)	30	34
Total increase (decrease) in net assets	(339)	(6)	30	36
Net assets at December 31, 2012	$ 4,552	$ 26	$ 30	$ 36

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco Small Cap Value Fund - Class A	Invesco Small Cap Value Fund - Class Y	Invesco V.I. Capital Appreciation Fund - Series I Shares
Net assets at January 1, 2011	$ 183	$ 120	$ -	$ 22,362
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1)	-	(186)
Total realized gain (loss) on investments and capital gains distributions	22	17	348	(352)
Net unrealized appreciation (depreciation) of investments	(20)	(25)	(1,714)	(1,345)
Net increase (decrease) in net assets from operations	1	(9)	(1,366)	(1,883)
Changes from principal transactions:				
Total unit transactions	(8)	(29)	10,193	(1,478)
Increase (decrease) in net assets derived from principal transactions	(8)	(29)	10,193	(1,478)
Total increase (decrease) in net assets	(7)	(38)	8,827	(3,361)
Net assets at December 31, 2011	176	82	8,827	19,001
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1)	-	(69)
Total realized gain (loss) on investments and capital gains distributions	27	13	(573)	(249)
Net unrealized appreciation (depreciation) of investments	12	6	1,714	3,183
Net increase (decrease) in net assets from operations	38	18	1,141	2,865
Changes from principal transactions:				
Total unit transactions	20	41	(9,968)	(21,866)
Increase (decrease) in net assets derived from principal transactions	20	41	(9,968)	(21,866)
Total increase (decrease) in net assets	58	59	(8,827)	(19,001)
Net assets at December 31, 2012	$ 234	$ 141	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A
Net assets at January 1, 2011	$ 38,408	$ -	$ 1,614	$ 191
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	-	(17)	-
Total realized gain (loss) on investments and capital gains distributions	961	-	35	2
Net unrealized appreciation (depreciation) of investments	(1,201)	-	(130)	7
Net increase (decrease) in net assets from operations	(261)	-	(112)	9
Changes from principal transactions:				
Total unit transactions	(3,357)	-	120	(28)
Increase (decrease) in net assets derived from principal transactions	(3,357)	-	120	(28)
Total increase (decrease) in net assets	(3,618)	-	8	(19)
Net assets at December 31, 2011	34,790	-	1,622	172
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	2	(17)	-
Total realized gain (loss) on investments and capital gains distributions	725	2	45	9
Net unrealized appreciation (depreciation) of investments	3,530	10	207	19
Net increase (decrease) in net assets from operations	4,231	14	235	28
Changes from principal transactions:				
Total unit transactions	(4,339)	478	173	1
Increase (decrease) in net assets derived from principal transactions	(4,339)	478	173	1
Total increase (decrease) in net assets	(108)	492	408	29
Net assets at December 31, 2012	$ 34,682	$ 492	$ 2,030	$ 201

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A
Net assets at January 1, 2011	$ 457	$ 258	$ 1,879	$ 398
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	3	72	2
Total realized gain (loss) on investments and capital gains distributions	(38)	22	124	55
Net unrealized appreciation (depreciation) of investments	61	(19)	(172)	(53)
Net increase (decrease) in net assets from operations	23	6	24	4
Changes from principal transactions:				
Total unit transactions	(7)	(85)	1,160	(7)
Increase (decrease) in net assets derived from principal transactions	(7)	(85)	1,160	(7)
Total increase (decrease) in net assets	16	(79)	1,184	(3)
Net assets at December 31, 2011	473	179	3,063	395
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	3	40	1
Total realized gain (loss) on investments and capital gains distributions	11	3	358	61
Net unrealized appreciation (depreciation) of investments	63	16	(45)	(27)
Net increase (decrease) in net assets from operations	76	22	353	35
Changes from principal transactions:				
Total unit transactions	(73)	5	(3,381)	(30)
Increase (decrease) in net assets derived from principal transactions	(73)	5	(3,381)	(30)
Total increase (decrease) in net assets	3	27	(3,028)	5
Net assets at December 31, 2012	$ 476	$ 206	$ 35	$ 400

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class
Net assets at January 1, 2011	$ 18,000	$ 29,407	$ 6,178	$ 17,967
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(213)	242	72	964
Total realized gain (loss) on investments and capital gains distributions	548	832	(86)	672
Net unrealized appreciation (depreciation) of investments	(1,216)	(707)	181	1,008
Net increase (decrease) in net assets from operations	(881)	367	167	2,644
Changes from principal transactions:				
Total unit transactions	10,703	10,643	(619)	22,977
Increase (decrease) in net assets derived from principal transactions	10,703	10,643	(619)	22,977
Total increase (decrease) in net assets	9,822	11,010	(452)	25,621
Net assets at December 31, 2011	27,822	40,417	5,726	43,588
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(229)	338	60	657
Total realized gain (loss) on investments and capital gains distributions	726	722	27	1,442
Net unrealized appreciation (depreciation) of investments	2,456	2,751	640	491
Net increase (decrease) in net assets from operations	2,953	3,811	727	2,590
Changes from principal transactions:				
Total unit transactions	4,614	7,737	(682)	8,410
Increase (decrease) in net assets derived from principal transactions	4,614	7,737	(682)	8,410
Total increase (decrease) in net assets	7,567	11,548	45	11,000
Net assets at December 31, 2012	$ 35,389	$ 51,965	$ 5,771	$ 54,588

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	American Century Income & Growth Fund - A Class	American Funds American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Net assets at January 1, 2011	$ 5,100	$ -	$ 833	$ 2,518
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	-	(5)	(28)
Total realized gain (loss) on investments and capital gains distributions	(145)	-	23	400
Net unrealized appreciation (depreciation) of investments	208	-	(98)	(890)
Net increase (decrease) in net assets from operations	81	-	(80)	(518)
Changes from principal transactions:				
Total unit transactions	150	6	(74)	1,064
Increase (decrease) in net assets derived from principal transactions	150	6	(74)	1,064
Total increase (decrease) in net assets	231	6	(154)	546
Net assets at December 31, 2011	5,331	6	679	3,064
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	1	-	(2)
Total realized gain (loss) on investments and capital gains distributions	(134)	-	160	(59)
Net unrealized appreciation (depreciation) of investments	800	1	(31)	614
Net increase (decrease) in net assets from operations	714	2	129	553
Changes from principal transactions:				
Total unit transactions	329	53	58	(289)
Increase (decrease) in net assets derived from principal transactions	329	53	58	(289)
Total increase (decrease) in net assets	1,043	55	187	264
Net assets at December 31, 2012	$ 6,374	$ 61	$ 866	$ 3,328

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Artisan International Fund - Investor Shares	Aston/Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
Net assets at January 1, 2011	$ 2,510	$ 2,925	$ 183	$ 4,516
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	(39)	4	(39)
Total realized gain (loss) on investments and capital gains distributions	60	130	2	205
Net unrealized appreciation (depreciation) of investments	(302)	(563)	7	(300)
Net increase (decrease) in net assets from operations	(232)	(472)	13	(134)
Changes from principal transactions:				
Total unit transactions	396	3,103	291	3,098
Increase (decrease) in net assets derived from principal transactions	396	3,103	291	3,098
Total increase (decrease) in net assets	164	2,631	304	2,964
Net assets at December 31, 2011	2,674	5,556	487	7,480
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	5	12	(60)
Total realized gain (loss) on investments and capital gains distributions	76	293	16	425
Net unrealized appreciation (depreciation) of investments	680	661	51	654
Net increase (decrease) in net assets from operations	772	959	79	1,019
Changes from principal transactions:				
Total unit transactions	1,597	2,377	448	1,265
Increase (decrease) in net assets derived from principal transactions	1,597	2,377	448	1,265
Total increase (decrease) in net assets	2,369	3,336	527	2,284
Net assets at December 31, 2012	$ 5,043	$ 8,892	$ 1,014	$ 9,764

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	The Bond Fund of America[SM], Inc. - Class R-4	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income Fund[SM], Inc. - Class R-3	Cohen & Steers Realty Shares
Net assets at January 1, 2011	$ 8,210	$ 45,223	$ 363	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	202	124	5	5
Total realized gain (loss) on investments and capital gains distributions	219	309	4	(29)
Net unrealized appreciation (depreciation) of investments	20	1,150	(49)	29
Net increase (decrease) in net assets from operations	441	1,583	(40)	5
Changes from principal transactions:				
Total unit transactions	568	(2,765)	92	672
Increase (decrease) in net assets derived from principal transactions	568	(2,765)	92	672
Total increase (decrease) in net assets	1,009	(1,182)	52	677
Net assets at December 31, 2011	9,219	44,041	415	677
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	162	79	7	20
Total realized gain (loss) on investments and capital gains distributions	99	275	6	211
Net unrealized appreciation (depreciation) of investments	214	3,725	62	(80)
Net increase (decrease) in net assets from operations	475	4,079	75	151
Changes from principal transactions:				
Total unit transactions	1,260	(1,946)	23	1,310
Increase (decrease) in net assets derived from principal transactions	1,260	(1,946)	23	1,310
Total increase (decrease) in net assets	1,735	2,133	98	1,461
Net assets at December 31, 2012	$ 10,954	$ 46,174	$ 513	$ 2,138

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Columbia^{SM} Acorn Fund® - Class A	Columbia^{SM} Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z
Net assets at January 1, 2011	$ 9	$ 7,095	$ 3,877	$ 2,739
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	29	(16)	42
Total realized gain (loss) on investments and capital gains distributions	3	920	307	227
Net unrealized appreciation (depreciation) of investments	(7)	(1,575)	(513)	(489)
Net increase (decrease) in net assets from operations	(4)	(626)	(222)	(220)
Changes from principal transactions:				
Total unit transactions	64	4,379	150	2,844
Increase (decrease) in net assets derived from principal transactions	64	4,379	150	2,844
Total increase (decrease) in net assets	60	3,753	(72)	2,624
Net assets at December 31, 2011	69	10,848	3,805	5,363
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(9)	20
Total realized gain (loss) on investments and capital gains distributions	5	740	344	389
Net unrealized appreciation (depreciation) of investments	7	476	236	103
Net increase (decrease) in net assets from operations	11	1,216	571	512
Changes from principal transactions:				
Total unit transactions	5	(12,025)	(255)	(5,874)
Increase (decrease) in net assets derived from principal transactions	5	(12,025)	(255)	(5,874)
Total increase (decrease) in net assets	16	(10,809)	316	(5,362)
Net assets at December 31, 2012	$ 85	$ 39	$ 4,121	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	CRM Mid Cap Value Fund - Investor Shares	Delaware Diversified Income Fund - Class A	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund
Net assets at January 1, 2011	$ 223	$ -	$ 4	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	2	-
Total realized gain (loss) on investments				
and capital gains distributions	5	-	-	-
Net unrealized appreciation (depreciation)				
of investments	(23)	-	(8)	(2)
Net increase (decrease) in net assets from operations	(19)	-	(6)	(2)
Changes from principal transactions:				
Total unit transactions	12	-	138	26
Increase (decrease) in net assets derived from				
principal transactions	12	-	138	26
Total increase (decrease) in net assets	(7)	-	132	24
Net assets at December 31, 2011	216	-	136	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	3	3	-
Total realized gain (loss) on investments				
and capital gains distributions	5	7	(4)	1
Net unrealized appreciation (depreciation)				
of investments	28	(8)	34	3
Net increase (decrease) in net assets from operations	33	2	33	4
Changes from principal transactions:				
Total unit transactions	(17)	799	55	-
Increase (decrease) in net assets derived from				
principal transactions	(17)	799	55	-
Total increase (decrease) in net assets	16	801	88	4
Net assets at December 31, 2012	$ 232	$ 801	$ 224	$ 28

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4
Net assets at January 1, 2011	$ 351	$ 38	$ 12,954	$ 279,835
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1	76	1,603
Total realized gain (loss) on investments and capital gains distributions	-	-	(629)	(1,333)
Net unrealized appreciation (depreciation) of investments	(1)	(3)	(1,115)	(40,362)
Net increase (decrease) in net assets from operations	2	(2)	(1,668)	(40,092)
Changes from principal transactions:				
Total unit transactions	47	10	(1,550)	(4,401)
Increase (decrease) in net assets derived from principal transactions	47	10	(1,550)	(4,401)
Total increase (decrease) in net assets	49	8	(3,218)	(44,493)
Net assets at December 31, 2011	400	46	9,736	235,342
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	1	78	2,371
Total realized gain (loss) on investments and capital gains distributions	2	1	(1,099)	(3,415)
Net unrealized appreciation (depreciation) of investments	53	8	2,429	43,042
Net increase (decrease) in net assets from operations	59	10	1,408	41,998
Changes from principal transactions:				
Total unit transactions	32	42	(2,394)	(8,726)
Increase (decrease) in net assets derived from principal transactions	32	42	(2,394)	(8,726)
Total increase (decrease) in net assets	91	52	(986)	33,272
Net assets at December 31, 2012	$ 491	$ 98	$ 8,750	$ 268,614

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® Advisor New Insights Fund - Institutional Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net assets at January 1, 2011	$ 38	$ 280,318	$ 225,726	$ 9,957
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	4,040	(1,406)	570
Total realized gain (loss) on investments and capital gains distributions	3	(1,850)	(810)	661
Net unrealized appreciation (depreciation) of investments	(10)	(1,848)	590	(938)
Net increase (decrease) in net assets from operations	(9)	342	(1,626)	293
Changes from principal transactions:				
Total unit transactions	230	(24,381)	(9,588)	(521)
Increase (decrease) in net assets derived from principal transactions	230	(24,381)	(9,588)	(521)
Total increase (decrease) in net assets	221	(24,039)	(11,214)	(228)
Net assets at December 31, 2011	259	256,279	214,512	9,729
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	5,496	(877)	562
Total realized gain (loss) on investments and capital gains distributions	7	10,716	2,742	378
Net unrealized appreciation (depreciation) of investments	41	23,385	26,800	392
Net increase (decrease) in net assets from operations	43	39,597	28,665	1,332
Changes from principal transactions:				
Total unit transactions	163	(31,324)	(18,100)	1,106
Increase (decrease) in net assets derived from principal transactions	163	(31,324)	(18,100)	1,106
Total increase (decrease) in net assets	206	8,273	10,565	2,438
Net assets at December 31, 2012	$ 465	$ 264,552	$ 225,077	$ 12,167

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Net assets at January 1, 2011	$ 36,340	$ 1,058,819	$ 106,249	$ 20,531
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	141	1,088	1,014	51
Total realized gain (loss) on investments and capital gains distributions	(1,817)	18,147	2,918	(131)
Net unrealized appreciation (depreciation) of investments	(4,674)	(53,776)	(2,840)	(2,083)
Net increase (decrease) in net assets from operations	(6,350)	(34,541)	1,092	(2,163)
Changes from principal transactions:				
Total unit transactions	(2,005)	(35,947)	(3,999)	(258)
Increase (decrease) in net assets derived from principal transactions	(2,005)	(35,947)	(3,999)	(258)
Total increase (decrease) in net assets	(8,355)	(70,488)	(2,907)	(2,421)
Net assets at December 31, 2011	27,985	988,331	103,342	18,110
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	276	4,722	1,184	127
Total realized gain (loss) on investments and capital gains distributions	(2,636)	10,447	3,514	1,280
Net unrealized appreciation (depreciation) of investments	7,492	134,125	10,383	1,266
Net increase (decrease) in net assets from operations	5,132	149,294	15,081	2,673
Changes from principal transactions:				
Total unit transactions	(3,738)	(52,156)	(2,664)	(184)
Increase (decrease) in net assets derived from principal transactions	(3,738)	(52,156)	(2,664)	(184)
Total increase (decrease) in net assets	1,394	97,138	12,417	2,489
Net assets at December 31, 2012	$ 29,379	$ 1,085,469	$ 115,759	$ 20,599

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2
Net assets at January 1, 2011	$ 22,008	$ 3,888	$ 681	$ 119,932
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	215	21	(6)	(186)
Total realized gain (loss) on investments and capital gains distributions	160	(115)	37	(1,827)
Net unrealized appreciation (depreciation) of investments	(1,133)	(56)	(68)	(3,581)
Net increase (decrease) in net assets from operations	(758)	(150)	(37)	(5,594)
Changes from principal transactions:				
Total unit transactions	(406)	(938)	29	(5,190)
Increase (decrease) in net assets derived from principal transactions	(406)	(938)	29	(5,190)
Total increase (decrease) in net assets	(1,164)	(1,088)	(8)	(10,784)
Net assets at December 31, 2011	20,844	2,800	673	109,148
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	111	18	(4)	(88)
Total realized gain (loss) on investments and capital gains distributions	243	350	108	(2,989)
Net unrealized appreciation (depreciation) of investments	1,971	(55)	(28)	20,357
Net increase (decrease) in net assets from operations	2,325	313	76	17,280
Changes from principal transactions:				
Total unit transactions	(577)	(694)	(196)	(16,316)
Increase (decrease) in net assets derived from principal transactions	(577)	(694)	(196)	(16,316)
Total increase (decrease) in net assets	1,748	(381)	(120)	964
Net assets at December 31, 2012	$ 22,592	$ 2,419	$ 553	$ 110,112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fundamental Investors[SM], Inc. - Class R-3	Fundamental Investors[SM], Inc. - Class R-4	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4
Net assets at January 1, 2011	$ 793	$ 31,928	$ 17,580	$ 313,633
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	245	(47)	(819)
Total realized gain (loss) on investments and capital gains distributions	19	698	(448)	3,976
Net unrealized appreciation (depreciation) of investments	(53)	(1,960)	(440)	(20,172)
Net increase (decrease) in net assets from operations	(26)	(1,017)	(935)	(17,015)
Changes from principal transactions:				
Total unit transactions	326	1,440	(2,280)	(24,918)
Increase (decrease) in net assets derived from principal transactions	326	1,440	(2,280)	(24,918)
Total increase (decrease) in net assets	300	423	(3,215)	(41,933)
Net assets at December 31, 2011	1,093	32,351	14,365	271,700
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	135	(28)	(491)
Total realized gain (loss) on investments and capital gains distributions	55	1,817	(191)	2,413
Net unrealized appreciation (depreciation) of investments	117	3,203	2,681	48,646
Net increase (decrease) in net assets from operations	178	5,155	2,462	50,568
Changes from principal transactions:				
Total unit transactions	(68)	(222)	(4,454)	(35,110)
Increase (decrease) in net assets derived from principal transactions	(68)	(222)	(4,454)	(35,110)
Total increase (decrease) in net assets	110	4,933	(1,992)	15,458
Net assets at December 31, 2012	$ 1,203	$ 37,284	$ 12,373	$ 287,158

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend and Growth Fund - Class R4	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I
Net assets at January 1, 2011	$ 190	$ 46	$ 1,942	$ 347,585
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	-	60	5,494
Total realized gain (loss) on investments				
and capital gains distributions	(11)	4	(28)	(5,218)
Net unrealized appreciation (depreciation)				
of investments	(37)	(1)	58	(7,468)
Net increase (decrease) in net assets from operations	(46)	3	90	(7,192)
Changes from principal transactions:				
Total unit transactions	29	(21)	89	(41,132)
Increase (decrease) in net assets derived from				
principal transactions	29	(21)	89	(41,132)
Total increase (decrease) in net assets	(17)	(18)	179	(48,324)
Net assets at December 31, 2011	173	28	2,121	299,261
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	55	6,116
Total realized gain (loss) on investments				
and capital gains distributions	(7)	6	104	658
Net unrealized appreciation (depreciation)				
of investments	40	1	53	28,971
Net increase (decrease) in net assets from operations	33	9	212	35,745
Changes from principal transactions:				
Total unit transactions	(47)	224	(348)	(29,746)
Increase (decrease) in net assets derived from				
principal transactions	(47)	224	(348)	(29,746)
Total increase (decrease) in net assets	(14)	233	(136)	5,999
Net assets at December 31, 2012	$ 159	$ 261	$ 1,985	$ 305,260

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Growth Opportunities Fund - Class A	ING Real Estate Fund - Class A	ING Value Choice Fund - Class A	ING GNMA Income Fund - Class A
Net assets at January 1, 2011	$ -	$ 1,971	$ -	$ 4,750
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	29	-	151
Total realized gain (loss) on investments and capital gains distributions	-	(24)	-	51
Net unrealized appreciation (depreciation) of investments	-	188	-	93
Net increase (decrease) in net assets from operations	-	193	-	295
Changes from principal transactions:				
Total unit transactions	-	(66)	3	(208)
Increase (decrease) in net assets derived from principal transactions	-	(66)	3	(208)
Total increase (decrease) in net assets	-	127	3	87
Net assets at December 31, 2011	-	2,098	3	4,837
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	34	-	131
Total realized gain (loss) on investments and capital gains distributions	-	310	-	105
Net unrealized appreciation (depreciation) of investments	-	(47)	-	(133)
Net increase (decrease) in net assets from operations	-	297	-	103
Changes from principal transactions:				
Total unit transactions	63	(441)	1	(484)
Increase (decrease) in net assets derived from principal transactions	63	(441)	1	(484)
Total increase (decrease) in net assets	63	(144)	1	(381)
Net assets at December 31, 2012	$ 63	$ 1,954	$ 4	$ 4,456

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S	ING Artio Foreign Portfolio - Service Class
Net assets at January 1, 2011	$ 4,053	$ 383,698	$ 511	$ 32,588
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	136	13,746	37	234
Total realized gain (loss) on investments and capital gains distributions	(75)	(5,443)	(1)	(4,044)
Net unrealized appreciation (depreciation) of investments	183	15,698	4	(2,699)
Net increase (decrease) in net assets from operations	244	24,001	40	(6,509)
Changes from principal transactions:				
Total unit transactions	(941)	(20,766)	371	(4,798)
Increase (decrease) in net assets derived from principal transactions	(941)	(20,766)	371	(4,798)
Total increase (decrease) in net assets	(697)	3,235	411	(11,307)
Net assets at December 31, 2011	3,356	386,933	922	21,281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	130	14,612	46	152
Total realized gain (loss) on investments and capital gains distributions	149	(1,690)	5	(11,817)
Net unrealized appreciation (depreciation) of investments	(27)	19,014	34	12,181
Net increase (decrease) in net assets from operations	252	31,936	85	516
Changes from principal transactions:				
Total unit transactions	(358)	(10,406)	195	(21,797)
Increase (decrease) in net assets derived from principal transactions	(358)	(10,406)	195	(21,797)
Total increase (decrease) in net assets	(106)	21,530	280	(21,281)
Net assets at December 31, 2012	$ 3,250	$ 408,463	$ 1,202	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2011	$ 10,075	$ -	$ 84,717	$ 196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(32)	-	(376)	-
Total realized gain (loss) on investments and capital gains distributions	(154)	-	(3,154)	15
Net unrealized appreciation (depreciation) of investments	371	-	1,013	(63)
Net increase (decrease) in net assets from operations	185	-	(2,517)	(48)
Changes from principal transactions:				
Total unit transactions	1,034	74	(175)	403
Increase (decrease) in net assets derived from principal transactions	1,034	74	(175)	403
Total increase (decrease) in net assets	1,219	74	(2,692)	355
Net assets at December 31, 2011	11,294	74	82,025	551
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	-	(270)	-
Total realized gain (loss) on investments and capital gains distributions	659	4	(1,914)	1
Net unrealized appreciation (depreciation) of investments	1,411	(1)	13,222	72
Net increase (decrease) in net assets from operations	2,055	3	11,038	73
Changes from principal transactions:				
Total unit transactions	1,120	20	(7,134)	(122)
Increase (decrease) in net assets derived from principal transactions	1,120	20	(7,134)	(122)
Total increase (decrease) in net assets	3,175	23	3,904	(49)
Net assets at December 31, 2012	$ 14,469	$ 97	$ 85,929	$ 502

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Adviser Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Adviser Class
Net assets at January 1, 2011	$ 220	$ -	$ 59,612	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	1,668	-
Total realized gain (loss) on investments and capital gains distributions	17	-	(638)	-
Net unrealized appreciation (depreciation) of investments	(22)	-	(4,725)	1
Net increase (decrease) in net assets from operations	(5)	-	(3,695)	1
Changes from principal transactions:				
Total unit transactions	46	2	(356)	17
Increase (decrease) in net assets derived from principal transactions	46	2	(356)	17
Total increase (decrease) in net assets	41	2	(4,051)	18
Net assets at December 31, 2011	261	2	55,561	18
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(57)	-
Total realized gain (loss) on investments and capital gains distributions	12	-	(3)	-
Net unrealized appreciation (depreciation) of investments	24	1	14,659	3
Net increase (decrease) in net assets from operations	36	1	14,599	3
Changes from principal transactions:				
Total unit transactions	(3)	4	7,650	20
Increase (decrease) in net assets derived from principal transactions	(3)	4	7,650	20
Total increase (decrease) in net assets	33	5	22,249	23
Net assets at December 31, 2012	$ 294	$ 7	$ 77,810	$ 41

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net assets at January 1, 2011	$ 1,924	$ 41,259	$ -	$ 64,558
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	218	-	(427)
Total realized gain (loss) on investments and capital gains distributions	8	(2,248)	-	560
Net unrealized appreciation (depreciation) of investments	(32)	5,563	-	(8,253)
Net increase (decrease) in net assets from operations	1	3,533	-	(8,120)
Changes from principal transactions:				
Total unit transactions	232	3,217	-	7,660
Increase (decrease) in net assets derived from principal transactions	232	3,217	-	7,660
Total increase (decrease) in net assets	233	6,750	-	(460)
Net assets at December 31, 2011	2,157	48,009	-	64,098
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	68	203	(241)
Total realized gain (loss) on investments and capital gains distributions	83	1,460	9	6,808
Net unrealized appreciation (depreciation) of investments	228	5,407	747	1,405
Net increase (decrease) in net assets from operations	317	6,935	959	7,972
Changes from principal transactions:				
Total unit transactions	(171)	(560)	26,785	(23,579)
Increase (decrease) in net assets derived from principal transactions	(171)	(560)	26,785	(23,579)
Total increase (decrease) in net assets	146	6,375	27,744	(15,607)
Net assets at December 31, 2012	$ 2,303	$ 54,384	$ 27,744	$ 48,491

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING FMR^SM Diversified Mid Cap Portfolio - Service 2 Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class
Net assets at January 1, 2011	$ -	$ -	$ 33	$ 133,413
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(586)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(2,422)
Net unrealized appreciation (depreciation) of investments	(2)	-	(3)	(11,822)
Net increase (decrease) in net assets from operations	(2)	-	(3)	(14,830)
Changes from principal transactions:				
Total unit transactions	14	2	-	3,708
Increase (decrease) in net assets derived from principal transactions	14	2	-	3,708
Total increase (decrease) in net assets	12	2	(3)	(11,122)
Net assets at December 31, 2011	12	2	30	122,291
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(243)
Total realized gain (loss) on investments and capital gains distributions	-	-	(1)	(7,450)
Net unrealized appreciation (depreciation) of investments	2	-	-	3,008
Net increase (decrease) in net assets from operations	2	-	(1)	(4,685)
Changes from principal transactions:				
Total unit transactions	(6)	-	(3)	(15,872)
Increase (decrease) in net assets derived from principal transactions	(6)	-	(3)	(15,872)
Total increase (decrease) in net assets	(4)	-	(4)	(20,557)
Net assets at December 31, 2012	$ 8	$ 2	$ 26	$ 101,734

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2011	$ -	$ 21,766	$ 405	$ 40,548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	76	2	46
Total realized gain (loss) on investments and capital gains distributions	-	(1,313)	20	161
Net unrealized appreciation (depreciation) of investments	-	746	(91)	(7,213)
Net increase (decrease) in net assets from operations	-	(491)	(69)	(7,006)
Changes from principal transactions:				
Total unit transactions	-	(1,374)	(50)	(4,640)
Increase (decrease) in net assets derived from principal transactions	-	(1,374)	(50)	(4,640)
Total increase (decrease) in net assets	-	(1,865)	(119)	(11,646)
Net assets at December 31, 2011	-	19,901	286	28,902
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	246	(1)	(318)
Total realized gain (loss) on investments and capital gains distributions	3	1,289	1	(562)
Net unrealized appreciation (depreciation) of investments	195	1,128	54	5,934
Net increase (decrease) in net assets from operations	189	2,663	54	5,054
Changes from principal transactions:				
Total unit transactions	6,379	(4,723)	(33)	(1,485)
Increase (decrease) in net assets derived from principal transactions	6,379	(4,723)	(33)	(1,485)
Total increase (decrease) in net assets	6,568	(2,060)	21	3,569
Net assets at December 31, 2012	$ 6,568	$ 17,841	$ 307	$ 32,471

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2011	$ 33,720	$ -	$ -	$ 6,554
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	-	-	(33)
Total realized gain (loss) on investments and capital gains distributions	(611)	-	-	87
Net unrealized appreciation (depreciation) of investments	(5,305)	1	-	(223)
Net increase (decrease) in net assets from operations	(5,966)	1	-	(169)
Changes from principal transactions:				
Total unit transactions	(3,860)	8	-	2,329
Increase (decrease) in net assets derived from principal transactions	(3,860)	8	-	2,329
Total increase (decrease) in net assets	(9,826)	9	-	2,160
Net assets at December 31, 2011	23,894	9	-	8,714
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(264)	-	(12)	(58)
Total realized gain (loss) on investments and capital gains distributions	(448)	-	10	2,108
Net unrealized appreciation (depreciation) of investments	4,740	2	360	(410)
Net increase (decrease) in net assets from operations	4,028	2	358	1,640
Changes from principal transactions:				
Total unit transactions	(1,613)	5	8,655	(1,952)
Increase (decrease) in net assets derived from principal transactions	(1,613)	5	8,655	(1,952)
Total increase (decrease) in net assets	2,415	7	9,013	(312)
Net assets at December 31, 2012	$ 26,309	$ 16	$ 9,013	$ 8,402

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Value Portfolio - Institutional Class
Net assets at January 1, 2011	$ -	$ -	$ 3,252	$ 137,628
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(799)	(3)	261
Total realized gain (loss) on investments and capital gains distributions	7	8,067	397	(4,607)
Net unrealized appreciation (depreciation) of investments	(7)	(6,976)	(374)	8,059
Net increase (decrease) in net assets from operations	-	292	20	3,713
Changes from principal transactions:				
Total unit transactions	113	132,730	(3,006)	70,971
Increase (decrease) in net assets derived from principal transactions	113	132,730	(3,006)	70,971
Total increase (decrease) in net assets	113	133,022	(2,986)	74,684
Net assets at December 31, 2011	113	133,022	266	212,312
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(646)	(1)	3,471
Total realized gain (loss) on investments and capital gains distributions	1	1,995	9	(1,938)
Net unrealized appreciation (depreciation) of investments	18	22,687	28	26,310
Net increase (decrease) in net assets from operations	19	24,036	36	27,843
Changes from principal transactions:				
Total unit transactions	23	36,282	36	(22,790)
Increase (decrease) in net assets derived from principal transactions	23	36,282	36	(22,790)
Total increase (decrease) in net assets	42	60,318	72	5,053
Net assets at December 31, 2012	$ 155	$ 193,340	$ 338	$ 217,365

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Adviser Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class
Net assets at January 1, 2011	$ 3	$ -	$ 9,178	$ 522
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	-	(44)	(2)
Total realized gain (loss) on investments and capital gains distributions	(2)	-	(27)	10
Net unrealized appreciation (depreciation) of investments	4	-	(157)	(20)
Net increase (decrease) in net assets from operations	6	-	(228)	(12)
Changes from principal transactions:				
Total unit transactions	812	-	(151)	60
Increase (decrease) in net assets derived from principal transactions	812	-	(151)	60
Total increase (decrease) in net assets	818	-	(379)	48
Net assets at December 31, 2011	821	-	8,799	570
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	-	(30)	(1)
Total realized gain (loss) on investments and capital gains distributions	19	-	333	116
Net unrealized appreciation (depreciation) of investments	65	-	726	(41)
Net increase (decrease) in net assets from operations	98	-	1,029	74
Changes from principal transactions:				
Total unit transactions	(211)	17	(115)	(547)
Increase (decrease) in net assets derived from principal transactions	(211)	17	(115)	(547)
Total increase (decrease) in net assets	(113)	17	914	(473)
Net assets at December 31, 2012	$ 708	$ 17	$ 9,713	$ 97

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2011	$ 1,070	$ 60,109	$ 25,934	$ 37,746
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	986	352	1,076
Total realized gain (loss) on investments and capital gains distributions	(22)	(1,658)	(606)	(916)
Net unrealized appreciation (depreciation) of investments	4	1,199	399	1,806
Net increase (decrease) in net assets from operations	6	527	145	1,966
Changes from principal transactions:				
Total unit transactions	44	(5,032)	(1,193)	2,837
Increase (decrease) in net assets derived from principal transactions	44	(5,032)	(1,193)	2,837
Total increase (decrease) in net assets	50	(4,505)	(1,048)	4,803
Net assets at December 31, 2011	1,120	55,604	24,886	42,549
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	946	360	972
Total realized gain (loss) on investments and capital gains distributions	9	(1,062)	(436)	(1,005)
Net unrealized appreciation (depreciation) of investments	82	5,694	2,548	5,203
Net increase (decrease) in net assets from operations	112	5,578	2,472	5,170
Changes from principal transactions:				
Total unit transactions	(93)	(5,080)	(1,679)	(2,159)
Increase (decrease) in net assets derived from principal transactions	(93)	(5,080)	(1,679)	(2,159)
Total increase (decrease) in net assets	19	498	793	3,011
Net assets at December 31, 2012	$ 1,139	$ 56,102	$ 25,679	$ 45,560

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class
Net assets at January 1, 2011	$ -	$ -	$ 6,858	$ 20,723
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	580	1,363
Total realized gain (loss) on investments and capital gains distributions	-	-	129	1,382
Net unrealized appreciation (depreciation) of investments	1	-	(438)	(2,027)
Net increase (decrease) in net assets from operations	1	1	271	718
Changes from principal transactions:				
Total unit transactions	14	28	2,971	2,166
Increase (decrease) in net assets derived from principal transactions	14	28	2,971	2,166
Total increase (decrease) in net assets	15	29	3,242	2,884
Net assets at December 31, 2011	15	29	10,100	23,607
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	2	910	1,628
Total realized gain (loss) on investments and capital gains distributions	1	1	103	1,219
Net unrealized appreciation (depreciation) of investments	1	2	993	740
Net increase (decrease) in net assets from operations	3	5	2,006	3,587
Changes from principal transactions:				
Total unit transactions	13	17	16,552	3,655
Increase (decrease) in net assets derived from principal transactions	13	17	16,552	3,655
Total increase (decrease) in net assets	16	22	18,558	7,242
Net assets at December 31, 2012	$ 31	$ 51	$ 28,658	$ 30,849

The accompanying notes are an integral part of these financial statements.

155

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Adviser Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net assets at January 1, 2011	$ 20,602	$ 473	$ -	$ 93,956
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	186	1	-	548
Total realized gain (loss) on investments and capital gains distributions	(427)	50	-	(2,171)
Net unrealized appreciation (depreciation) of investments	(844)	(90)	-	(3,502)
Net increase (decrease) in net assets from operations	(1,085)	(39)	-	(5,125)
Changes from principal transactions:				
Total unit transactions	244	(163)	-	(7,881)
Increase (decrease) in net assets derived from principal transactions	244	(163)	-	(7,881)
Total increase (decrease) in net assets	(841)	(202)	-	(13,006)
Net assets at December 31, 2011	19,761	271	-	80,950
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	160	1	-	163
Total realized gain (loss) on investments and capital gains distributions	(656)	12	-	(2,119)
Net unrealized appreciation (depreciation) of investments	2,289	10	1	9,869
Net increase (decrease) in net assets from operations	1,793	23	1	7,913
Changes from principal transactions:				
Total unit transactions	(1,923)	(21)	22	(12,837)
Increase (decrease) in net assets derived from principal transactions	(1,923)	(21)	22	(12,837)
Total increase (decrease) in net assets	(130)	2	23	(4,924)
Net assets at December 31, 2012	$ 19,631	$ 273	$ 23	$ 76,026

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2011	$ 390	$ -	$ -	$ 352,842
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	-	4,088
Total realized gain (loss) on investments and capital gains distributions	4	(2)	-	(1,771)
Net unrealized appreciation (depreciation) of investments	(34)	(5)	-	4,615
Net increase (decrease) in net assets from operations	(28)	(5)	-	6,932
Changes from principal transactions:				
Total unit transactions	(3)	151	-	36,323
Increase (decrease) in net assets derived from principal transactions	(3)	151	-	36,323
Total increase (decrease) in net assets	(31)	146	-	43,255
Net assets at December 31, 2011	359	146	-	396,097
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	1,564	2,330
Total realized gain (loss) on investments and capital gains distributions	44	5	67	6,039
Net unrealized appreciation (depreciation) of investments	(12)	15	2,037	43,843
Net increase (decrease) in net assets from operations	32	22	3,668	52,212
Changes from principal transactions:				
Total unit transactions	(13)	27	108,746	(70,561)
Increase (decrease) in net assets derived from principal transactions	(13)	27	108,746	(70,561)
Total increase (decrease) in net assets	19	49	112,414	(18,349)
Net assets at December 31, 2012	$ 378	$ 195	$ 112,414	$ 377,748

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Adviser Class	ING T. Rowe Price International Stock Portfolio - Service Class
Net assets at January 1, 2011	$ 1,354	$ 106,214	$ 81	$ 8,102
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	1,247	3	197
Total realized gain (loss) on investments and capital gains distributions	(43)	(2,334)	-	(539)
Net unrealized appreciation (depreciation) of investments	(5)	(563)	(16)	(697)
Net increase (decrease) in net assets from operations	(27)	(1,650)	(13)	(1,039)
Changes from principal transactions:				
Total unit transactions	120	(4,394)	15	(191)
Increase (decrease) in net assets derived from principal transactions	120	(4,394)	15	(191)
Total increase (decrease) in net assets	93	(6,044)	2	(1,230)
Net assets at December 31, 2011	1,447	100,170	83	6,872
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	1,250	-	(50)
Total realized gain (loss) on investments and capital gains distributions	(13)	(4,005)	-	(186)
Net unrealized appreciation (depreciation) of investments	229	18,433	14	1,417
Net increase (decrease) in net assets from operations	237	15,678	14	1,181
Changes from principal transactions:				
Total unit transactions	(46)	(11,280)	5	(499)
Increase (decrease) in net assets derived from principal transactions	(46)	(11,280)	5	(499)
Total increase (decrease) in net assets	191	4,398	19	682
Net assets at December 31, 2012	$ 1,638	$ 104,568	$ 102	$ 7,554

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Money Market Portfolio - Class I
Net assets at January 1, 2011	$ 735	$ 3,693	$ 6,021	$ 342,560
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	26	128	(2,702)
Total realized gain (loss) on investments and capital gains distributions	(39)	(194)	262	57
Net unrealized appreciation (depreciation) of investments	(15)	(177)	(303)	-
Net increase (decrease) in net assets from operations	(47)	(345)	87	(2,645)
Changes from principal transactions:				
Total unit transactions	21	477	762	1,989
Increase (decrease) in net assets derived from principal transactions	21	477	762	1,989
Total increase (decrease) in net assets	(26)	132	849	(656)
Net assets at December 31, 2011	709	3,825	6,870	341,904
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	34	135	(2,376)
Total realized gain (loss) on investments and capital gains distributions	(24)	180	81	1
Net unrealized appreciation (depreciation) of investments	153	564	866	-
Net increase (decrease) in net assets from operations	138	778	1,082	(2,375)
Changes from principal transactions:				
Total unit transactions	(6)	220	(52)	(44,242)
Increase (decrease) in net assets derived from principal transactions	(6)	220	(52)	(44,242)
Total increase (decrease) in net assets	132	998	1,030	(46,617)
Net assets at December 31, 2012	$ 841	$ 4,823	$ 7,900	$ 295,287

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Global Real Estate Fund - Class A	ING International Capital Appreciation Fund - Class I	ING International SmallCap Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2011	$ 48	$ 11	$ 1,766	$ 76
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	-	17	1
Total realized gain (loss) on investments and capital gains distributions	-	2	(116)	1
Net unrealized appreciation (depreciation) of investments	(6)	(2)	(150)	(7)
Net increase (decrease) in net assets from operations	(4)	-	(249)	(5)
Changes from principal transactions:				
Total unit transactions	19	(9)	(383)	39
Increase (decrease) in net assets derived from principal transactions	19	(9)	(383)	39
Total increase (decrease) in net assets	15	(9)	(632)	34
Net assets at December 31, 2011	63	2	1,134	110
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	5	1
Total realized gain (loss) on investments and capital gains distributions	1	-	113	12
Net unrealized appreciation (depreciation) of investments	13	-	(49)	4
Net increase (decrease) in net assets from operations	17	-	69	17
Changes from principal transactions:				
Total unit transactions	12	(2)	(785)	(8)
Increase (decrease) in net assets derived from principal transactions	12	(2)	(785)	(8)
Total increase (decrease) in net assets	29	(2)	(716)	9
Net assets at December 31, 2012	$ 92	$ -	$ 418	$ 119

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Adviser Class	ING Baron Growth Portfolio - Service Class
Net assets at January 1, 2011	$ -	$ 45,970	$ 1,247	$ 122,371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	147	(4)	(1,037)
Total realized gain (loss) on investments and capital gains distributions	-	(248)	15	3,341
Net unrealized appreciation (depreciation) of investments	-	(1,622)	5	(906)
Net increase (decrease) in net assets from operations	-	(1,723)	16	1,398
Changes from principal transactions:				
Total unit transactions	5	(241)	(30)	(2,162)
Increase (decrease) in net assets derived from principal transactions	5	(241)	(30)	(2,162)
Total increase (decrease) in net assets	5	(1,964)	(14)	(764)
Net assets at December 31, 2011	5	44,006	1,233	121,607
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	198	(5)	(1,054)
Total realized gain (loss) on investments and capital gains distributions	12	3,584	31	5,569
Net unrealized appreciation (depreciation) of investments	494	2,675	204	17,045
Net increase (decrease) in net assets from operations	494	6,457	230	21,560
Changes from principal transactions:				
Total unit transactions	9,529	(6,823)	(44)	(13,596)
Increase (decrease) in net assets derived from principal transactions	9,529	(6,823)	(44)	(13,596)
Total increase (decrease) in net assets	10,023	(366)	186	7,964
Net assets at December 31, 2012	$ 10,028	$ 43,640	$ 1,419	$ 129,571

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Adviser Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class
Net assets at January 1, 2011	$ 26	$ 2,367	$ 14,440	$ 14,099
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(17)	5	(44)
Total realized gain (loss) on investments and capital gains distributions	11	362	(365)	(520)
Net unrealized appreciation (depreciation) of investments	(32)	(528)	(397)	(891)
Net increase (decrease) in net assets from operations	(21)	(183)	(757)	(1,455)
Changes from principal transactions:				
Total unit transactions	229	909	(1,768)	(4,674)
Increase (decrease) in net assets derived from principal transactions	229	909	(1,768)	(4,674)
Total increase (decrease) in net assets	208	726	(2,525)	(6,129)
Net assets at December 31, 2011	234	3,093	11,915	7,970
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(23)	(82)	(31)
Total realized gain (loss) on investments and capital gains distributions	-	129	(213)	1,149
Net unrealized appreciation (depreciation) of investments	33	301	1,621	(192)
Net increase (decrease) in net assets from operations	33	407	1,326	926
Changes from principal transactions:				
Total unit transactions	12	(208)	(1,144)	(4,353)
Increase (decrease) in net assets derived from principal transactions	12	(208)	(1,144)	(4,353)
Total increase (decrease) in net assets	45	199	182	(3,427)
Net assets at December 31, 2012	$ 279	$ 3,292	$ 12,097	$ 4,543

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Global Bond Portfolio - Adviser Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Adviser Class
Net assets at January 1, 2011	$ 471	$ 154,688	$ 1,077	$ 383
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	31	10,292	100	1
Total realized gain (loss) on investments and capital gains distributions	14	3,762	119	(4)
Net unrealized appreciation (depreciation) of investments	(33)	(9,911)	(194)	(106)
Net increase (decrease) in net assets from operations	12	4,143	25	(109)
Changes from principal transactions:				
Total unit transactions	(70)	(3,294)	(211)	340
Increase (decrease) in net assets derived from principal transactions	(70)	(3,294)	(211)	340
Total increase (decrease) in net assets	(58)	849	(186)	231
Net assets at December 31, 2011	413	155,537	891	614
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	8,003	58	(2)
Total realized gain (loss) on investments and capital gains distributions	7	2,504	(16)	(11)
Net unrealized appreciation (depreciation) of investments	(1)	(218)	30	64
Net increase (decrease) in net assets from operations	28	10,289	72	51
Changes from principal transactions:				
Total unit transactions	(53)	(14,428)	338	(38)
Increase (decrease) in net assets derived from principal transactions	(53)	(14,428)	338	(38)
Total increase (decrease) in net assets	(25)	(4,139)	410	13
Net assets at December 31, 2012	$ 388	$ 151,398	$ 1,301	$ 627

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Growth and Income Core Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 93,417	$ -	$ 55	$ 687
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(248)	-	2	10
Total realized gain (loss) on investments and capital gains distributions	402	-	5	28
Net unrealized appreciation (depreciation) of investments	(13,250)	-	5	(42)
Net increase (decrease) in net assets from operations	(13,096)	-	12	(4)
Changes from principal transactions:				
Total unit transactions	(4,586)	11	485	115
Increase (decrease) in net assets derived from principal transactions	(4,586)	11	485	115
Total increase (decrease) in net assets	(17,682)	11	497	111
Net assets at December 31, 2011	75,735	11	552	798
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(455)	1	8	8
Total realized gain (loss) on investments and capital gains distributions	785	5	19	27
Net unrealized appreciation (depreciation) of investments	5,513	4	30	38
Net increase (decrease) in net assets from operations	5,843	10	57	73
Changes from principal transactions:				
Total unit transactions	(11,204)	249	178	110
Increase (decrease) in net assets derived from principal transactions	(11,204)	249	178	110
Total increase (decrease) in net assets	(5,361)	259	235	183
Net assets at December 31, 2012	$ 70,374	$ 270	$ 787	$ 981

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Initial Class	ING Index Solution 2025 Portfolio - Service Class	ING Index Solution 2025 Portfolio - Service 2 Class	ING Index Solution 2035 Portfolio - Initial Class
Net assets at January 1, 2011	$ -	$ 28	$ 1,519	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	17	-
Total realized gain (loss) on investments and capital gains distributions	-	(2)	90	-
Net unrealized appreciation (depreciation) of investments	2	(5)	(170)	1
Net increase (decrease) in net assets from operations	2	(5)	(63)	1
Changes from principal transactions:				
Total unit transactions	76	26	547	41
Increase (decrease) in net assets derived from principal transactions	76	26	547	41
Total increase (decrease) in net assets	78	21	484	42
Net assets at December 31, 2011	78	49	2,003	42
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	1	13	1
Total realized gain (loss) on investments and capital gains distributions	26	2	63	20
Net unrealized appreciation (depreciation) of investments	13	5	177	13
Net increase (decrease) in net assets from operations	41	8	253	34
Changes from principal transactions:				
Total unit transactions	357	30	307	296
Increase (decrease) in net assets derived from principal transactions	357	30	307	296
Total increase (decrease) in net assets	398	38	560	330
Net assets at December 31, 2012	$ 476	$ 87	$ 2,563	$ 372

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class	ING Index Solution 2045 Portfolio - Initial Class	ING Index Solution 2045 Portfolio - Service Class
Net assets at January 1, 2011	$ 22	$ 1,083	$ -	$ 1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	9	-	-
Total realized gain (loss) on investments and capital gains distributions	7	67	-	1
Net unrealized appreciation (depreciation) of investments	(10)	(151)	-	(2)
Net increase (decrease) in net assets from operations	(2)	(75)	-	(1)
Changes from principal transactions:				
Total unit transactions	60	549	17	19
Increase (decrease) in net assets derived from principal transactions	60	549	17	19
Total increase (decrease) in net assets	58	474	17	18
Net assets at December 31, 2011	80	1,557	17	19
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	6	-	-
Total realized gain (loss) on investments and capital gains distributions	4	60	2	1
Net unrealized appreciation (depreciation) of investments	11	155	2	3
Net increase (decrease) in net assets from operations	16	221	4	4
Changes from principal transactions:				
Total unit transactions	73	37	27	11
Increase (decrease) in net assets derived from principal transactions	73	37	27	11
Total increase (decrease) in net assets	89	258	31	15
Net assets at December 31, 2012	$ 169	$ 1,815	$ 48	$ 34

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Initial Class	ING Index Solution 2055 Portfolio - Service Class	ING Index Solution 2055 Portfolio - Service 2 Class
Net assets at January 1, 2011	$ 584	$ -	$ 3	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	-	-
Total realized gain (loss) on investments and capital gains distributions	31	-	-	-
Net unrealized appreciation (depreciation) of investments	(84)	-	(2)	(4)
Net increase (decrease) in net assets from operations	(50)	-	(2)	(4)
Changes from principal transactions:				
Total unit transactions	389	-	63	57
Increase (decrease) in net assets derived from principal transactions	389	-	63	57
Total increase (decrease) in net assets	339	-	61	53
Net assets at December 31, 2011	923	-	64	53
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	-	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	32	-	-	1
Net unrealized appreciation (depreciation) of investments	116	1	12	9
Net increase (decrease) in net assets from operations	152	1	11	9
Changes from principal transactions:				
Total unit transactions	233	19	127	30
Increase (decrease) in net assets derived from principal transactions	233	19	127	30
Total increase (decrease) in net assets	385	20	138	39
Net assets at December 31, 2012	$ 1,308	$ 20	$ 202	$ 92

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Index Solution Income Portfolio - Service Class	ING Index Solution Income Portfolio - Service 2 Class	ING Invesco Van Kampen Comstock Portfolio - Adviser Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
Net assets at January 1, 2011	-	$ 160	$ 307	$ 52,549
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	3	3	186
Total realized gain (loss) on investments and capital gains distributions	(1)	5	(6)	(1,187)
Net unrealized appreciation (depreciation) of investments	1	(6)	(6)	(596)
Net increase (decrease) in net assets from operations	-	2	(9)	(1,597)
Changes from principal transactions:				
Total unit transactions	645	24	(1)	(4,283)
Increase (decrease) in net assets derived from principal transactions	645	24	(1)	(4,283)
Total increase (decrease) in net assets	645	26	(10)	(5,880)
Net assets at December 31, 2011	645	186	297	46,669
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	4	2	113
Total realized gain (loss) on investments and capital gains distributions	24	8	(1)	(827)
Net unrealized appreciation (depreciation) of investments	15	3	51	8,500
Net increase (decrease) in net assets from operations	51	15	52	7,786
Changes from principal transactions:				
Total unit transactions	437	25	(15)	(5,656)
Increase (decrease) in net assets derived from principal transactions	437	25	(15)	(5,656)
Total increase (decrease) in net assets	488	40	37	2,130
Net assets at December 31, 2012	$ 1,133	$ 226	$ 334	$ 48,799

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2011	$ 523	$ 249,741	$ 214	$ 378
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	3,047	3	1
Total realized gain (loss) on investments and capital gains distributions	(4)	1,008	-	(3)
Net unrealized appreciation (depreciation) of investments	(27)	(8,770)	(6)	10
Net increase (decrease) in net assets from operations	(21)	(4,715)	(3)	8
Changes from principal transactions:				
Total unit transactions	147	(16,193)	18	(78)
Increase (decrease) in net assets derived from principal transactions	147	(16,193)	18	(78)
Total increase (decrease) in net assets	126	(20,908)	15	(70)
Net assets at December 31, 2011	649	228,833	229	308
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	3,193	2	1
Total realized gain (loss) on investments and capital gains distributions	-	2,051	2	5
Net unrealized appreciation (depreciation) of investments	69	20,647	23	52
Net increase (decrease) in net assets from operations	78	25,891	27	58
Changes from principal transactions:				
Total unit transactions	(15)	(21,897)	21	(18)
Increase (decrease) in net assets derived from principal transactions	(15)	(21,897)	21	(18)
Total increase (decrease) in net assets	63	3,994	48	40
Net assets at December 31, 2012	$ 712	$ 232,827	$ 277	$ 348

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2011	$ -	$ 30,952	$ 483	$ 591,369
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(46)	4	2,744
Total realized gain (loss) on investments and capital gains distributions	-	(126)	(1)	6,978
Net unrealized appreciation (depreciation) of investments	-	404	(55)	(59,637)
Net increase (decrease) in net assets from operations	-	232	(52)	(49,915)
Changes from principal transactions:				
Total unit transactions	-	(501)	84	(43,005)
Increase (decrease) in net assets derived from principal transactions	-	(501)	84	(43,005)
Total increase (decrease) in net assets	-	(269)	32	(92,920)
Net assets at December 31, 2011	-	30,683	515	498,449
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(68)	3	1,615
Total realized gain (loss) on investments and capital gains distributions	-	258	6	7,623
Net unrealized appreciation (depreciation) of investments	6	5,803	96	87,172
Net increase (decrease) in net assets from operations	13	5,993	105	96,410
Changes from principal transactions:				
Total unit transactions	891	3,761	(19)	(54,144)
Increase (decrease) in net assets derived from principal transactions	891	3,761	(19)	(54,144)
Total increase (decrease) in net assets	904	9,754	86	42,266
Net assets at December 31, 2012	$ 904	$ 40,437	$ 601	$ 540,715

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class
Net assets at January 1, 2011	$ 647	$ 1,991	$ -	$ 227,651
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	58	-	4,628
Total realized gain (loss) on investments and capital gains distributions	(18)	122	-	9,270
Net unrealized appreciation (depreciation) of investments	(50)	(125)	1	(8,822)
Net increase (decrease) in net assets from operations	(66)	55	1	5,076
Changes from principal transactions:				
Total unit transactions	57	532	77	201
Increase (decrease) in net assets derived from principal transactions	57	532	77	201
Total increase (decrease) in net assets	(9)	587	78	5,277
Net assets at December 31, 2011	638	2,578	78	232,928
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	69	8	5,206
Total realized gain (loss) on investments and capital gains distributions	(26)	-	2	28
Net unrealized appreciation (depreciation) of investments	157	118	1	11,038
Net increase (decrease) in net assets from operations	132	187	11	16,272
Changes from principal transactions:				
Total unit transactions	45	(90)	233	6,766
Increase (decrease) in net assets derived from principal transactions	45	(90)	233	6,766
Total increase (decrease) in net assets	177	97	244	23,038
Net assets at December 31, 2012	$ 815	$ 2,675	$ 322	$ 255,966

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Initial Class
Net assets at January 1, 2011	$ 17,901	$ 370	$ 512	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	961	17	17	-
Total realized gain (loss) on investments and capital gains distributions	1,559	21	1	-
Net unrealized appreciation (depreciation) of investments	(3,116)	(47)	(18)	-
Net increase (decrease) in net assets from operations	(596)	(9)	-	-
Changes from principal transactions:				
Total unit transactions	1,886	32	293	-
Increase (decrease) in net assets derived from principal transactions	1,886	32	293	-
Total increase (decrease) in net assets	1,290	23	293	-
Net assets at December 31, 2011	19,191	393	805	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,085	21	30	(2)
Total realized gain (loss) on investments and capital gains distributions	533	9	1	-
Net unrealized appreciation (depreciation) of investments	1,311	29	55	27
Net increase (decrease) in net assets from operations	2,929	59	86	25
Changes from principal transactions:				
Total unit transactions	1,256	14	(17)	1,251
Increase (decrease) in net assets derived from principal transactions	1,256	14	(17)	1,251
Total increase (decrease) in net assets	4,185	73	69	1,276
Net assets at December 31, 2012	$ 23,376	$ 466	$ 874	$ 1,276

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Initial Class
Net assets at January 1, 2011	$ 58,754	$ 14,738	$ 351	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,410	396	6	-
Total realized gain (loss) on investments and capital gains distributions	(826)	39	3	-
Net unrealized appreciation (depreciation) of investments	(1,509)	(645)	(22)	-
Net increase (decrease) in net assets from operations	(925)	(210)	(13)	-
Changes from principal transactions:				
Total unit transactions	2,499	(616)	49	-
Increase (decrease) in net assets derived from principal transactions	2,499	(616)	49	-
Total increase (decrease) in net assets	1,574	(826)	36	-
Net assets at December 31, 2011	60,328	13,912	387	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,171	394	9	(1)
Total realized gain (loss) on investments and capital gains distributions	(890)	197	2	-
Net unrealized appreciation (depreciation) of investments	5,170	648	39	16
Net increase (decrease) in net assets from operations	6,451	1,239	50	15
Changes from principal transactions:				
Total unit transactions	399	(4,569)	(10)	506
Increase (decrease) in net assets derived from principal transactions	399	(4,569)	(10)	506
Total increase (decrease) in net assets	6,850	(3,330)	40	521
Net assets at December 31, 2012	$ 67,178	$ 10,582	$ 427	$ 521

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2025 Portfolio - Service 2 Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Initial Class
Net assets at January 1, 2011	$ 86,539	$ 20,208	$ 379	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,193	334	3	-
Total realized gain (loss) on investments and capital gains distributions	(733)	31	17	-
Net unrealized appreciation (depreciation) of investments	(4,269)	(1,199)	(32)	-
Net increase (decrease) in net assets from operations	(3,809)	(834)	(12)	-
Changes from principal transactions:				
Total unit transactions	9,476	301	(29)	-
Increase (decrease) in net assets derived from principal transactions	9,476	301	(29)	-
Total increase (decrease) in net assets	5,667	(533)	(41)	-
Net assets at December 31, 2011	92,206	19,675	338	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,933	307	5	(2)
Total realized gain (loss) on investments and capital gains distributions	(958)	332	12	-
Net unrealized appreciation (depreciation) of investments	10,876	1,291	27	49
Net increase (decrease) in net assets from operations	11,851	1,930	44	47
Changes from principal transactions:				
Total unit transactions	6,443	(6,006)	(116)	1,252
Increase (decrease) in net assets derived from principal transactions	6,443	(6,006)	(116)	1,252
Total increase (decrease) in net assets	18,294	(4,076)	(72)	1,299
Net assets at December 31, 2012	$ 110,500	$ 15,599	$ 266	$ 1,299

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2035 Portfolio - Service 2 Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Initial Class
Net assets at January 1, 2011	$ 70,002	$ 17,154	$ 80	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	583	186	1	-
Total realized gain (loss) on investments and capital gains distributions	(623)	60	(1)	-
Net unrealized appreciation (depreciation) of investments	(4,132)	(1,232)	(12)	-
Net increase (decrease) in net assets from operations	(4,172)	(986)	(12)	-
Changes from principal transactions:				
Total unit transactions	10,637	296	47	-
Increase (decrease) in net assets derived from principal transactions	10,637	296	47	-
Total increase (decrease) in net assets	6,465	(690)	35	-
Net assets at December 31, 2011	76,467	16,464	115	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,170	214	2	(1)
Total realized gain (loss) on investments and capital gains distributions	(899)	237	-	6
Net unrealized appreciation (depreciation) of investments	11,044	1,505	14	29
Net increase (decrease) in net assets from operations	11,315	1,956	16	34
Changes from principal transactions:				
Total unit transactions	9,167	(3,265)	(14)	769
Increase (decrease) in net assets derived from principal transactions	9,167	(3,265)	(14)	769
Total increase (decrease) in net assets	20,482	(1,309)	2	803
Net assets at December 31, 2012	$ 96,949	$ 15,155	$ 117	$ 803

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution 2045 Portfolio - Service 2 Class	ING Solution 2055 Portfolio - Initial Class	ING Solution 2055 Portfolio - Service Class
Net assets at January 1, 2011	$ 49,958	$ 13,890	-	$ 222
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	203	107	-	(4)
Total realized gain (loss) on investments and capital gains distributions	(452)	71	-	(36)
Net unrealized appreciation (depreciation) of investments	(3,077)	(1,028)	-	(22)
Net increase (decrease) in net assets from operations	(3,326)	(850)	-	(62)
Changes from principal transactions:				
Total unit transactions	8,740	343	-	1,254
Increase (decrease) in net assets derived from principal transactions	8,740	343	-	1,254
Total increase (decrease) in net assets	5,414	(507)	-	1,192
Net assets at December 31, 2011	55,372	13,383	-	1,414
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	646	127	-	5
Total realized gain (loss) on investments and capital gains distributions	(726)	141	-	21
Net unrealized appreciation (depreciation) of investments	8,414	1,211	-	267
Net increase (decrease) in net assets from operations	8,334	1,479	-	293
Changes from principal transactions:				
Total unit transactions	6,371	(3,316)	124	1,677
Increase (decrease) in net assets derived from principal transactions	6,371	(3,316)	124	1,677
Total increase (decrease) in net assets	14,705	(1,837)	124	1,970
Net assets at December 31, 2012	$ 70,077	$ 11,546	$ 124	$ 3,384

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2055 Portfolio - Service 2 Class	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Initial Class
Net assets at January 1, 2011	$ 174	$ 1,246	$ 998	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(10)	11	-
Total realized gain (loss) on investments and capital gains distributions	8	84	81	-
Net unrealized appreciation (depreciation) of investments	(25)	(145)	(75)	-
Net increase (decrease) in net assets from operations	(17)	(71)	17	-
Changes from principal transactions:				
Total unit transactions	102	600	(712)	-
Increase (decrease) in net assets derived from principal transactions	102	600	(712)	-
Total increase (decrease) in net assets	85	529	(695)	-
Net assets at December 31, 2011	259	1,775	303	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	15	10	(3)
Total realized gain (loss) on investments and capital gains distributions	4	76	4	-
Net unrealized appreciation (depreciation) of investments	32	145	11	33
Net increase (decrease) in net assets from operations	37	236	25	30
Changes from principal transactions:				
Total unit transactions	142	262	(71)	1,938
Increase (decrease) in net assets derived from principal transactions	142	262	(71)	1,938
Total increase (decrease) in net assets	179	498	(46)	1,968
Net assets at December 31, 2012	$ 438	$ 2,273	$ 257	$ 1,968

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING Solution Income Portfolio - Service 2 Class	ING Solution Moderate Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2011	$ 12,512	$ 5,049	$ 2,487	$ 451
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	420	106	(10)	(1)
Total realized gain (loss) on investments and capital gains distributions	(165)	52	116	-
Net unrealized appreciation (depreciation) of investments	(279)	(146)	(162)	(19)
Net increase (decrease) in net assets from operations	(24)	12	(56)	(20)
Changes from principal transactions:				
Total unit transactions	1,269	(2,415)	587	(22)
Increase (decrease) in net assets derived from principal transactions	1,269	(2,415)	587	(22)
Total increase (decrease) in net assets	1,245	(2,403)	531	(42)
Net assets at December 31, 2011	13,757	2,646	3,018	409
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	577	90	31	(2)
Total realized gain (loss) on investments and capital gains distributions	489	11	198	39
Net unrealized appreciation (depreciation) of investments	150	105	110	24
Net increase (decrease) in net assets from operations	1,216	206	339	61
Changes from principal transactions:				
Total unit transactions	(1,729)	(782)	213	(5)
Increase (decrease) in net assets derived from principal transactions	(1,729)	(782)	213	(5)
Total increase (decrease) in net assets	(513)	(576)	552	56
Net assets at December 31, 2012	$ 13,244	$ 2,070	$ 3,570	$ 465

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class
Net assets at January 1, 2011	$ 345,307	$ 562	$ 1,195	$ 223,428
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,236)	(2)	(4)	(2,116)
Total realized gain (loss) on investments and capital gains distributions	4,800	3	-	4,225
Net unrealized appreciation (depreciation) of investments	(17,830)	(30)	(22)	(6,377)
Net increase (decrease) in net assets from operations	(15,266)	(29)	(26)	(4,268)
Changes from principal transactions:				
Total unit transactions	(20,513)	47	(30)	(10,444)
Increase (decrease) in net assets derived from principal transactions	(20,513)	47	(30)	(10,444)
Total increase (decrease) in net assets	(35,779)	18	(56)	(14,712)
Net assets at December 31, 2011	309,528	580	1,139	208,716
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,673)	(3)	(4)	(1,885)
Total realized gain (loss) on investments and capital gains distributions	32,433	139	9	7,978
Net unrealized appreciation (depreciation) of investments	14,326	(59)	195	30,684
Net increase (decrease) in net assets from operations	45,086	77	200	36,777
Changes from principal transactions:				
Total unit transactions	(30,311)	(71)	(115)	2,158
Increase (decrease) in net assets derived from principal transactions	(30,311)	(71)	(115)	2,158
Total increase (decrease) in net assets	14,775	6	85	38,935
Net assets at December 31, 2012	$ 324,303	$ 586	$ 1,224	$ 247,651

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2011	$ 2,022	$ 324	$ 96,382	$ 88
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	6	811	1
Total realized gain (loss) on investments and capital gains distributions	(37)	(16)	(2,401)	4
Net unrealized appreciation (depreciation) of investments	19	(66)	(10,198)	(16)
Net increase (decrease) in net assets from operations	(31)	(76)	(11,788)	(11)
Changes from principal transactions:				
Total unit transactions	62	209	(6,603)	9
Increase (decrease) in net assets derived from principal transactions	62	209	(6,603)	9
Total increase (decrease) in net assets	31	133	(18,391)	(2)
Net assets at December 31, 2011	2,053	457	77,991	86
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	4	597	3
Total realized gain (loss) on investments and capital gains distributions	14	2	(4,040)	3
Net unrealized appreciation (depreciation) of investments	377	78	20,041	34
Net increase (decrease) in net assets from operations	376	84	16,598	40
Changes from principal transactions:				
Total unit transactions	300	21	9,664	158
Increase (decrease) in net assets derived from principal transactions	300	21	9,664	158
Total increase (decrease) in net assets	676	105	26,262	198
Net assets at December 31, 2012	$ 2,729	$ 562	$ 104,253	$ 284

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Core Equity Research Fund - Class A
Net assets at January 1, 2011	$ 75	$ 78,055	$ 16	$ 200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	43	-	1
Total realized gain (loss) on investments and capital gains distributions	(1)	551	-	7
Net unrealized appreciation (depreciation) of investments	(3)	(3,017)	(1)	(9)
Net increase (decrease) in net assets from operations	(3)	(2,423)	(1)	(1)
Changes from principal transactions:				
Total unit transactions	10	(8,744)	3	(10)
Increase (decrease) in net assets derived from principal transactions	10	(8,744)	3	(10)
Total increase (decrease) in net assets	7	(11,167)	2	(11)
Net assets at December 31, 2011	82	66,888	18	189
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(84)	-	1
Total realized gain (loss) on investments and capital gains distributions	2	798	-	12
Net unrealized appreciation (depreciation) of investments	8	7,245	2	18
Net increase (decrease) in net assets from operations	10	7,959	2	31
Changes from principal transactions:				
Total unit transactions	(17)	(7,160)	(3)	(30)
Increase (decrease) in net assets derived from principal transactions	(17)	(7,160)	(3)	(30)
Total increase (decrease) in net assets	(7)	799	(1)	1
Net assets at December 31, 2012	$ 75	$ 67,687	$ 17	$ 190

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A
Net assets at January 1, 2011	$ 30,602	$ 65,533	$ 61,501	$ 606
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	968	1,063	1,501	5
Total realized gain (loss) on investments and capital gains distributions	(1,365)	(1,850)	(3,502)	-
Net unrealized appreciation (depreciation) of investments	618	(1,687)	1,032	(18)
Net increase (decrease) in net assets from operations	221	(2,474)	(969)	(13)
Changes from principal transactions:				
Total unit transactions	813	(1,634)	(2,651)	263
Increase (decrease) in net assets derived from principal transactions	813	(1,634)	(2,651)	263
Total increase (decrease) in net assets	1,034	(4,108)	(3,620)	250
Net assets at December 31, 2011	31,636	61,425	57,881	856
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	562	362	706	8
Total realized gain (loss) on investments and capital gains distributions	(1,336)	(3,036)	(2,528)	36
Net unrealized appreciation (depreciation) of investments	4,258	10,911	8,901	75
Net increase (decrease) in net assets from operations	3,484	8,237	7,079	119
Changes from principal transactions:				
Total unit transactions	(1,882)	(4,856)	(3,540)	(190)
Increase (decrease) in net assets derived from principal transactions	(1,882)	(4,856)	(3,540)	(190)
Total increase (decrease) in net assets	1,602	3,381	3,539	(71)
Net assets at December 31, 2012	$ 33,238	$ 64,806	$ 61,420	$ 785

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2011	$ 1,177,617	$ 1,467	$ 1,420	$ 350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,635	76	9	-
Total realized gain (loss) on investments				
and capital gains distributions	(46,715)	112	(125)	(5)
Net unrealized appreciation (depreciation)				
of investments	31,073	(147)	98	(2)
Net increase (decrease) in net assets from operations	(14,007)	41	(18)	(7)
Changes from principal transactions:				
Total unit transactions	(119,461)	5,746	(436)	(14)
Increase (decrease) in net assets derived from				
principal transactions	(119,461)	5,746	(436)	(14)
Total increase (decrease) in net assets	(133,468)	5,787	(454)	(21)
Net assets at December 31, 2011	1,044,149	7,254	966	329
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7,511	64	19	3
Total realized gain (loss) on investments				
and capital gains distributions	(33,260)	284	(181)	(60)
Net unrealized appreciation (depreciation)				
of investments	172,583	677	160	54
Net increase (decrease) in net assets from operations	146,834	1,025	(2)	(3)
Changes from principal transactions:				
Total unit transactions	(122,469)	(2,158)	(964)	(326)
Increase (decrease) in net assets derived from				
principal transactions	(122,469)	(2,158)	(964)	(326)
Total increase (decrease) in net assets	24,365	(1,133)	(966)	(329)
Net assets at December 31, 2012	$ 1,068,514	$ 6,121	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9		ING GET U.S. Core Portfolio - Series 10		ING GET U.S. Core Portfolio - Series 11		ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	
Net assets at January 1, 2011	$	139	$	63	$	31	$	-
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		1		-		-		-
Total realized gain (loss) on investments								
and capital gains distributions		(11)		(4)		-		-
Net unrealized appreciation (depreciation)								
of investments		8		3		-		-
Net increase (decrease) in net assets from operations		(2)		(1)		-		-
Changes from principal transactions:								
Total unit transactions		(38)		(15)		-		2
Increase (decrease) in net assets derived from								
principal transactions		(38)		(15)		-		2
Total increase (decrease) in net assets		(40)		(16)		-		2
Net assets at December 31, 2011		99		47		31		2
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		1		-		1		-
Total realized gain (loss) on investments								
and capital gains distributions		(20)		(10)		(6)		-
Net unrealized appreciation (depreciation)								
of investments		17		8		6		-
Net increase (decrease) in net assets from operations		(2)		(2)		1		-
Changes from principal transactions:								
Total unit transactions		(97)		(45)		(26)		-
Increase (decrease) in net assets derived from								
principal transactions		(97)		(45)		(26)		-
Total increase (decrease) in net assets		(99)		(47)		(25)		-
Net assets at December 31, 2012	$	-	$	-	$	6	$	2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2011	$ 50,430	$ 292,131	$ 348	$ 307,653
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(486)	2,471	5	(255)
Total realized gain (loss) on investments and capital gains distributions	2,205	3,168	(3)	(1,440)
Net unrealized appreciation (depreciation) of investments	(8,038)	(8,323)	(3)	(4,101)
Net increase (decrease) in net assets from operations	(6,319)	(2,684)	(1)	(5,796)
Changes from principal transactions:				
Total unit transactions	1,647	(26,596)	36	(21,402)
Increase (decrease) in net assets derived from principal transactions	1,647	(26,596)	36	(21,402)
Total increase (decrease) in net assets	(4,672)	(29,280)	35	(27,198)
Net assets at December 31, 2011	45,758	262,851	383	280,455
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(366)	1,649	5	(40)
Total realized gain (loss) on investments and capital gains distributions	3,843	9,376	(5)	1,115
Net unrealized appreciation (depreciation) of investments	(376)	23,089	50	44,220
Net increase (decrease) in net assets from operations	3,101	34,114	50	45,295
Changes from principal transactions:				
Total unit transactions	(4,364)	(27,752)	(65)	(26,769)
Increase (decrease) in net assets derived from principal transactions	(4,364)	(27,752)	(65)	(26,769)
Total increase (decrease) in net assets	(1,263)	6,362	(15)	18,526
Net assets at December 31, 2012	$ 44,495	$ 269,213	$ 368	$ 298,981

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I
Net assets at January 1, 2011	$ 590	$ 122,910	$ 154	$ 20,151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(81)	-	315
Total realized gain (loss) on investments and capital gains distributions	73	(2,304)	13	275
Net unrealized appreciation (depreciation) of investments	(73)	509	(14)	(3,239)
Net increase (decrease) in net assets from operations	1	(1,876)	(1)	(2,649)
Changes from principal transactions:				
Total unit transactions	(202)	(10,497)	28	51
Increase (decrease) in net assets derived from principal transactions	(202)	(10,497)	28	51
Total increase (decrease) in net assets	(201)	(12,373)	27	(2,598)
Net assets at December 31, 2011	389	110,537	181	17,553
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(414)	(1)	347
Total realized gain (loss) on investments and capital gains distributions	36	(1,356)	23	39
Net unrealized appreciation (depreciation) of investments	28	13,761	-	2,629
Net increase (decrease) in net assets from operations	65	11,991	22	3,015
Changes from principal transactions:				
Total unit transactions	(67)	(12,550)	(27)	24
Increase (decrease) in net assets derived from principal transactions	(67)	(12,550)	(27)	24
Total increase (decrease) in net assets	(2)	(559)	(5)	3,039
Net assets at December 31, 2012	$ 387	$ 109,978	$ 176	$ 20,592

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I
Net assets at January 1, 2011	$ 13	$ 3,841	$ 508	$ 11,717
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	12	3	78
Total realized gain (loss) on investments and capital gains distributions	-	358	75	400
Net unrealized appreciation (depreciation) of investments	(2)	(231)	(64)	(256)
Net increase (decrease) in net assets from operations	(2)	139	14	222
Changes from principal transactions:				
Total unit transactions	(4)	1,328	59	1,984
Increase (decrease) in net assets derived from principal transactions	(4)	1,328	59	1,984
Total increase (decrease) in net assets	(6)	1,467	73	2,206
Net assets at December 31, 2011	7	5,308	581	13,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	4	2	253
Total realized gain (loss) on investments and capital gains distributions	(1)	296	37	614
Net unrealized appreciation (depreciation) of investments	1	470	35	1,409
Net increase (decrease) in net assets from operations	-	770	74	2,276
Changes from principal transactions:				
Total unit transactions	(2)	2,887	(70)	7,119
Increase (decrease) in net assets derived from principal transactions	(2)	2,887	(70)	7,119
Total increase (decrease) in net assets	(2)	3,657	4	9,395
Net assets at December 31, 2012	$ 5	$ 8,965	$ 585	$ 23,318

The accompanying notes are an integral part of these financial statements.

187

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2011	$ 10	$ 145	$ 2,346	$ 4,652
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	13	(28)
Total realized gain (loss) on investments and capital gains distributions	-	3	65	415
Net unrealized appreciation (depreciation) of investments	-	(5)	(85)	(583)
Net increase (decrease) in net assets from operations	-	(2)	(7)	(196)
Changes from principal transactions:				
Total unit transactions	(1)	41	456	751
Increase (decrease) in net assets derived from principal transactions	(1)	41	456	751
Total increase (decrease) in net assets	(1)	39	449	555
Net assets at December 31, 2011	9	184	2,795	5,207
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	19	(33)
Total realized gain (loss) on investments and capital gains distributions	1	3	34	456
Net unrealized appreciation (depreciation) of investments	2	25	406	314
Net increase (decrease) in net assets from operations	3	29	459	737
Changes from principal transactions:				
Total unit transactions	53	42	682	(168)
Increase (decrease) in net assets derived from principal transactions	53	42	682	(168)
Total increase (decrease) in net assets	56	71	1,141	569
Net assets at December 31, 2012	$ 65	$ 255	$ 3,936	$ 5,776

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S
Net assets at January 1, 2011	$ 6,503	$ 5,262	$ 129,660	$ 149
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(7)	(689)	(1)
Total realized gain (loss) on investments				
and capital gains distributions	711	592	(232)	1
Net unrealized appreciation (depreciation)				
of investments	(964)	(917)	(3,396)	(10)
Net increase (decrease) in net assets from operations	(237)	(332)	(4,317)	(10)
Changes from principal transactions:				
Total unit transactions	1,518	1,798	(8,433)	45
Increase (decrease) in net assets derived from				
principal transactions	1,518	1,798	(8,433)	45
Total increase (decrease) in net assets	1,281	1,466	(12,750)	35
Net assets at December 31, 2011	7,784	6,728	116,910	184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(11)	(676)	(1)
Total realized gain (loss) on investments				
and capital gains distributions	769	579	2,592	11
Net unrealized appreciation (depreciation)				
of investments	1,207	674	13,370	15
Net increase (decrease) in net assets from operations	1,995	1,242	15,286	25
Changes from principal transactions:				
Total unit transactions	13,601	4,619	(9,675)	(2)
Increase (decrease) in net assets derived from				
principal transactions	13,601	4,619	(9,675)	(2)
Total increase (decrease) in net assets	15,596	5,861	5,611	23
Net assets at December 31, 2012	$ 23,380	$ 12,589	$ 122,521	$ 207

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2011	$ 5,363	$ 84,378	$ 263	$ 23,611
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	88	1,313	5	(279)
Total realized gain (loss) on investments and capital gains distributions	159	(12,879)	(30)	483
Net unrealized appreciation (depreciation) of investments	88	(145)	(13)	(1,052)
Net increase (decrease) in net assets from operations	335	(11,711)	(38)	(848)
Changes from principal transactions:				
Total unit transactions	3,758	(10,650)	(15)	9,840
Increase (decrease) in net assets derived from principal transactions	3,758	(10,650)	(15)	9,840
Total increase (decrease) in net assets	4,093	(22,361)	(53)	8,992
Net assets at December 31, 2011	9,456	62,017	210	32,603
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	143	1,073	4	(163)
Total realized gain (loss) on investments and capital gains distributions	309	(12,126)	(15)	1,670
Net unrealized appreciation (depreciation) of investments	(175)	20,937	49	3,075
Net increase (decrease) in net assets from operations	277	9,884	38	4,582
Changes from principal transactions:				
Total unit transactions	1,806	(11,947)	(30)	12,330
Increase (decrease) in net assets derived from principal transactions	1,806	(11,947)	(30)	12,330
Total increase (decrease) in net assets	2,083	(2,063)	8	16,912
Net assets at December 31, 2012	$ 11,539	$ 59,954	$ 218	$ 49,515

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2011	$ 2,514	$ 20,701	$ 213	$ 242
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(179)	-	3
Total realized gain (loss) on investments and capital gains distributions	199	36	39	2
Net unrealized appreciation (depreciation) of investments	(200)	104	(35)	(5)
Net increase (decrease) in net assets from operations	(14)	(39)	4	-
Changes from principal transactions:				
Total unit transactions	(444)	1,336	(131)	(91)
Increase (decrease) in net assets derived from principal transactions	(444)	1,336	(131)	(91)
Total increase (decrease) in net assets	(458)	1,297	(127)	(91)
Net assets at December 31, 2011	2,056	21,998	86	151
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(210)	-	3
Total realized gain (loss) on investments and capital gains distributions	273	2,537	14	11
Net unrealized appreciation (depreciation) of investments	(25)	924	(1)	5
Net increase (decrease) in net assets from operations	245	3,251	13	19
Changes from principal transactions:				
Total unit transactions	(559)	3,495	(19)	4
Increase (decrease) in net assets derived from principal transactions	(559)	3,495	(19)	4
Total increase (decrease) in net assets	(314)	6,746	(6)	23
Net assets at December 31, 2012	$ 1,742	$ 28,744	$ 80	$ 174

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares
Net assets at January 1, 2011	$ 363	$ 66	$ 82	$ 164
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	4	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	8	2	(1)	(5)
Net unrealized appreciation (depreciation) of investments	(11)	(3)	(3)	(14)
Net increase (decrease) in net assets from operations	(7)	3	(5)	(20)
Changes from principal transactions:				
Total unit transactions	(34)	(4)	(20)	(30)
Increase (decrease) in net assets derived from principal transactions	(34)	(4)	(20)	(30)
Total increase (decrease) in net assets	(41)	(1)	(25)	(50)
Net assets at December 31, 2011	322	65	57	114
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	1	(1)	-
Total realized gain (loss) on investments and capital gains distributions	7	4	1	(2)
Net unrealized appreciation (depreciation) of investments	49	(1)	9	24
Net increase (decrease) in net assets from operations	52	4	9	22
Changes from principal transactions:				
Total unit transactions	(9)	(29)	4	(1)
Increase (decrease) in net assets derived from principal transactions	(9)	(29)	4	(1)
Total increase (decrease) in net assets	43	(25)	13	21
Net assets at December 31, 2012	$ 365	$ 40	$ 70	$ 135

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	JPMorgan Government Bond Fund - Select Class	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Net assets at January 1, 2011	$ -	$ 2,566	$ 316	$ 4,646
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(24)	(3)	(62)
Total realized gain (loss) on investments and capital gains distributions	-	222	6	282
Net unrealized appreciation (depreciation) of investments	-	(467)	-	(505)
Net increase (decrease) in net assets from operations	-	(269)	3	(285)
Changes from principal transactions:				
Total unit transactions	-	1,496	(28)	2,953
Increase (decrease) in net assets derived from principal transactions	-	1,496	(28)	2,953
Total increase (decrease) in net assets	-	1,227	(25)	2,668
Net assets at December 31, 2011	-	3,793	291	7,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(30)	(3)	(9)
Total realized gain (loss) on investments and capital gains distributions	-	169	3	350
Net unrealized appreciation (depreciation) of investments	-	13	28	873
Net increase (decrease) in net assets from operations	-	152	28	1,214
Changes from principal transactions:				
Total unit transactions	10	1,104	18	2,030
Increase (decrease) in net assets derived from principal transactions	10	1,104	18	2,030
Total increase (decrease) in net assets	10	1,256	46	3,244
Net assets at December 31, 2012	$ 10	$ 5,049	$ 337	$ 10,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Lord Abbett Developing Growth Fund, Inc. - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A
Net assets at January 1, 2011	$ 19	$ 4	$ 1,451	$ 1,751
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	(11)	(14)
Total realized gain (loss) on investments and capital gains distributions	4	1	(95)	(19)
Net unrealized appreciation (depreciation) of investments	(7)	-	42	(57)
Net increase (decrease) in net assets from operations	(3)	-	(64)	(90)
Changes from principal transactions:				
Total unit transactions	61	47	(44)	(523)
Increase (decrease) in net assets derived from principal transactions	61	47	(44)	(523)
Total increase (decrease) in net assets	58	47	(108)	(613)
Net assets at December 31, 2011	77	51	1,343	1,138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(3)	(2)
Total realized gain (loss) on investments and capital gains distributions	7	1	(9)	46
Net unrealized appreciation (depreciation) of investments	1	1	178	65
Net increase (decrease) in net assets from operations	7	2	166	109
Changes from principal transactions:				
Total unit transactions	9	6	(549)	(61)
Increase (decrease) in net assets derived from principal transactions	9	6	(549)	(61)
Total increase (decrease) in net assets	16	8	(383)	48
Net assets at December 31, 2012	$ 93	$ 59	$ 960	$ 1,186

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A
Net assets at January 1, 2011	$ -	$ 98,339	$ -	$ 371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(693)	-	(1)
Total realized gain (loss) on investments and capital gains distributions	1	(2,224)	-	-
Net unrealized appreciation (depreciation) of investments	(4)	(1,714)	-	1
Net increase (decrease) in net assets from operations	(3)	(4,631)	-	-
Changes from principal transactions:				
Total unit transactions	48	(2,760)	-	57
Increase (decrease) in net assets derived from principal transactions	48	(2,760)	-	57
Total increase (decrease) in net assets	45	(7,391)	-	57
Net assets at December 31, 2011	45	90,948	-	428
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(238)	-	2
Total realized gain (loss) on investments and capital gains distributions	2	(3,166)	(3)	85
Net unrealized appreciation (depreciation) of investments	5	15,274	7	(24)
Net increase (decrease) in net assets from operations	7	11,870	4	63
Changes from principal transactions:				
Total unit transactions	106	(7,284)	420	227
Increase (decrease) in net assets derived from principal transactions	106	(7,284)	420	227
Total increase (decrease) in net assets	113	4,586	424	290
Net assets at December 31, 2012	$ 158	$ 95,534	$ 424	$ 718

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Neuberger Berman Genesis Fund® - Trust Class	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4
Net assets at January 1, 2011	$ -	$ 7,130	$ 4,250	$ 72,675
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(36)	14	114
Total realized gain (loss) on investments and capital gains distributions	1	(63)	(102)	(887)
Net unrealized appreciation (depreciation) of investments	(2)	(508)	(228)	(5,523)
Net increase (decrease) in net assets from operations	-	(607)	(316)	(6,296)
Changes from principal transactions:				
Total unit transactions	66	3,854	(457)	683
Increase (decrease) in net assets derived from principal transactions	66	3,854	(457)	683
Total increase (decrease) in net assets	66	3,247	(773)	(5,613)
Net assets at December 31, 2011	66	10,377	3,477	67,062
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(20)	8	291
Total realized gain (loss) on investments and capital gains distributions	4	1,059	(3)	(375)
Net unrealized appreciation (depreciation) of investments	4	(143)	415	13,920
Net increase (decrease) in net assets from operations	7	896	420	13,836
Changes from principal transactions:				
Total unit transactions	22	(2,418)	(1,774)	7,115
Increase (decrease) in net assets derived from principal transactions	22	(2,418)	(1,774)	7,115
Total increase (decrease) in net assets	29	(1,522)	(1,354)	20,951
Net assets at December 31, 2012	$ 95	$ 8,855	$ 2,123	$ 88,013

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A
Net assets at January 1, 2011	$ 456	$ 325,715	$ -	$ 38
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	2,028	-	-
Total realized gain (loss) on investments and capital gains distributions	29	(5,198)	-	(5)
Net unrealized appreciation (depreciation) of investments	(37)	(57,897)	-	(2)
Net increase (decrease) in net assets from operations	(11)	(61,067)	-	(7)
Changes from principal transactions:				
Total unit transactions	(45)	(5,151)	-	(24)
Increase (decrease) in net assets derived from principal transactions	(45)	(5,151)	-	(24)
Total increase (decrease) in net assets	(56)	(66,218)	-	(31)
Net assets at December 31, 2011	400	259,497	-	7
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,661)	203	-
Total realized gain (loss) on investments and capital gains distributions	25	(21,847)	49	(6)
Net unrealized appreciation (depreciation) of investments	28	71,592	2,872	3
Net increase (decrease) in net assets from operations	52	48,084	3,124	(3)
Changes from principal transactions:				
Total unit transactions	68	(31,769)	32,251	12
Increase (decrease) in net assets derived from principal transactions	68	(31,769)	32,251	12
Total increase (decrease) in net assets	120	16,315	35,375	9
Net assets at December 31, 2012	$ 520	$ 275,812	$ 35,375	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Oppenheimer International Bond Fund - Class A	Oppenheimer Global Securities Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA
Net assets at January 1, 2011	$ 52	$ 281	$ 112	$ 74
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	-	3	-
Total realized gain (loss) on investments and capital gains distributions	-	(8)	2	(1)
Net unrealized appreciation (depreciation) of investments	(7)	(13)	(5)	-
Net increase (decrease) in net assets from operations	(2)	(21)	-	(1)
Changes from principal transactions:				
Total unit transactions	84	(53)	(6)	(8)
Increase (decrease) in net assets derived from principal transactions	84	(53)	(6)	(8)
Total increase (decrease) in net assets	82	(74)	(6)	(9)
Net assets at December 31, 2011	134	207	106	65
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	3	5	-
Total realized gain (loss) on investments and capital gains distributions	-	(6)	2	-
Net unrealized appreciation (depreciation) of investments	9	43	5	10
Net increase (decrease) in net assets from operations	13	40	12	10
Changes from principal transactions:				
Total unit transactions	(19)	(21)	(9)	(8)
Increase (decrease) in net assets derived from principal transactions	(19)	(21)	(9)	(8)
Total increase (decrease) in net assets	(6)	19	3	2
Net assets at December 31, 2012	$ 128	$ 226	$ 109	$ 67

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Oppenheimer Main Street Small- & Mid- Cap Fund®/VA	Oppenheimer Small- & Mid- Cap Growth Fund/VA	Parnassus Equity Income Fund - Investor Shares	Pax World Balanced Fund - Individual Investor Class
Net assets at January 1, 2011	$ 10,224	$ 15	$ -	$ 52,720
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34)	-	-	147
Total realized gain (loss) on investments and capital gains distributions	(165)	-	1	(565)
Net unrealized appreciation (depreciation) of investments	(85)	1	4	(942)
Net increase (decrease) in net assets from operations	(284)	1	5	(1,360)
Changes from principal transactions:				
Total unit transactions	(706)	(5)	37	(3,874)
Increase (decrease) in net assets derived from principal transactions	(706)	(5)	37	(3,874)
Total increase (decrease) in net assets	(990)	(4)	42	(5,234)
Net assets at December 31, 2011	9,234	11	42	47,486
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(39)	(1)	9	262
Total realized gain (loss) on investments and capital gains distributions	139	-	8	(503)
Net unrealized appreciation (depreciation) of investments	1,450	4	(4)	4,925
Net increase (decrease) in net assets from operations	1,550	3	13	4,684
Changes from principal transactions:				
Total unit transactions	61	27	567	(5,864)
Increase (decrease) in net assets derived from principal transactions	61	27	567	(5,864)
Total increase (decrease) in net assets	1,611	30	580	(1,180)
Net assets at December 31, 2012	$ 10,845	$ 41	$ 622	$ 46,306

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A
Net assets at January 1, 2011	$ 158,235	$ -	$ 4,956	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7,747	-	221	3
Total realized gain (loss) on investments and capital gains distributions	1,148	-	(102)	2
Net unrealized appreciation (depreciation) of investments	8,188	-	(203)	(6)
Net increase (decrease) in net assets from operations	17,083	-	(84)	(1)
Changes from principal transactions:				
Total unit transactions	26,594	-	(513)	249
Increase (decrease) in net assets derived from principal transactions	26,594	-	(513)	249
Total increase (decrease) in net assets	43,677	-	(597)	248
Net assets at December 31, 2011	201,912	-	4,359	248
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	446	15	137	28
Total realized gain (loss) on investments and capital gains distributions	15,002	-	575	-
Net unrealized appreciation (depreciation) of investments	1,463	3	(286)	27
Net increase (decrease) in net assets from operations	16,911	18	426	55
Changes from principal transactions:				
Total unit transactions	41,244	1,081	(2,607)	1,216
Increase (decrease) in net assets derived from principal transactions	41,244	1,081	(2,607)	1,216
Total increase (decrease) in net assets	58,155	1,099	(2,181)	1,271
Net assets at December 31, 2012	$ 260,067	$ 1,099	$ 2,178	$ 1,519

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Columbia Diversified Equity Income Fund - Class K
Net assets at January 1, 2011	$ 28,736	$ 22,990	$ -	$ 5,329
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(143)	1,045	-	45
Total realized gain (loss) on investments and capital gains distributions	(1,131)	(258)	-	421
Net unrealized appreciation (depreciation) of investments	(4,864)	(1,515)	-	(904)
Net increase (decrease) in net assets from operations	(6,138)	(728)	-	(438)
Changes from principal transactions:				
Total unit transactions	(4,926)	1,153	-	972
Increase (decrease) in net assets derived from principal transactions	(4,926)	1,153	-	972
Total increase (decrease) in net assets	(11,064)	425	-	534
Net assets at December 31, 2011	17,672	23,415	-	5,863
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(64)	2,156	-	93
Total realized gain (loss) on investments and capital gains distributions	2,052	(361)	-	277
Net unrealized appreciation (depreciation) of investments	(248)	1,737	-	470
Net increase (decrease) in net assets from operations	1,740	3,532	-	840
Changes from principal transactions:				
Total unit transactions	(3,511)	791	-	477
Increase (decrease) in net assets derived from principal transactions	(3,511)	791	-	477
Total increase (decrease) in net assets	(1,771)	4,323	-	1,317
Net assets at December 31, 2012	$ 15,901	$ 27,738	$ -	$ 7,180

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - Class K	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class
Net assets at January 1, 2011	$ 160	$ -	$ 6,996	$ 803
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	(45)	(2)
Total realized gain (loss) on investments and capital gains distributions	13	-	362	25
Net unrealized appreciation (depreciation) of investments	(17)	-	(1,543)	(65)
Net increase (decrease) in net assets from operations	(3)	-	(1,226)	(42)
Changes from principal transactions:				
Total unit transactions	(89)	-	902	(136)
Increase (decrease) in net assets derived from principal transactions	(89)	-	902	(136)
Total increase (decrease) in net assets	(92)	-	(324)	(178)
Net assets at December 31, 2011	68	-	6,672	625
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	-	37	1
Total realized gain (loss) on investments and capital gains distributions	-	-	365	40
Net unrealized appreciation (depreciation) of investments	9	-	1,034	74
Net increase (decrease) in net assets from operations	11	-	1,436	115
Changes from principal transactions:				
Total unit transactions	9	1	(166)	37
Increase (decrease) in net assets derived from principal transactions	9	1	(166)	37
Total increase (decrease) in net assets	20	1	1,270	152
Net assets at December 31, 2012	$ 88	$ 1	$ 7,942	$ 777

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A
Net assets at January 1, 2011	$ 163	$ 1,103	$ -	$ 207,794
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	21	-	10,907
Total realized gain (loss) on investments and capital gains distributions	(7)	8	-	4,488
Net unrealized appreciation (depreciation) of investments	-	(196)	-	(22,866)
Net increase (decrease) in net assets from operations	(7)	(167)	-	(7,471)
Changes from principal transactions:				
Total unit transactions	17	152	-	9,064
Increase (decrease) in net assets derived from principal transactions	17	152	-	9,064
Total increase (decrease) in net assets	10	(15)	-	1,593
Net assets at December 31, 2011	173	1,088	-	209,387
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	17	970	10,420
Total realized gain (loss) on investments and capital gains distributions	10	76	477	9,019
Net unrealized appreciation (depreciation) of investments	21	81	655	9,438
Net increase (decrease) in net assets from operations	32	174	2,102	28,877
Changes from principal transactions:				
Total unit transactions	21	(88)	34,933	(33,766)
Increase (decrease) in net assets derived from principal transactions	21	(88)	34,933	(33,766)
Total increase (decrease) in net assets	53	86	37,035	(4,889)
Net assets at December 31, 2012	$ 226	$ 1,174	$ 37,035	$ 204,498

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares	Invesco Van Kampen American Franchise Fund - Class I Shares	Diversified Value Portfolio
Net assets at January 1, 2011	$ -	$ -	$ -	$ 86
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(18)	-	1
Total realized gain (loss) on investments and capital gains distributions	-	471	-	(1)
Net unrealized appreciation (depreciation) of investments	(9)	(1,523)	-	3
Net increase (decrease) in net assets from operations	(8)	(1,070)	-	3
Changes from principal transactions:				
Total unit transactions	63	5,893	-	(7)
Increase (decrease) in net assets derived from principal transactions	63	5,893	-	(7)
Total increase (decrease) in net assets	55	4,823	-	(4)
Net assets at December 31, 2011	55	4,823	-	82
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(62)	(138)	1
Total realized gain (loss) on investments and capital gains distributions	(4)	(1,220)	(115)	(2)
Net unrealized appreciation (depreciation) of investments	10	252	(476)	13
Net increase (decrease) in net assets from operations	7	(1,030)	(729)	12
Changes from principal transactions:				
Total unit transactions	(28)	4,288	20,484	(7)
Increase (decrease) in net assets derived from principal transactions	(28)	4,288	20,484	(7)
Total increase (decrease) in net assets	(21)	3,258	19,755	5
Net assets at December 31, 2012	$ 34	$ 8,081	$ 19,755	$ 87

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Victory Small Company Opportunity Fund - Class R	Wanger International
Net assets at January 1, 2011	$ 303	$ 110	$ -	$ 25,898
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(1)	-	1,059
Total realized gain (loss) on investments and capital gains distributions	(10)	(1)	-	425
Net unrealized appreciation (depreciation) of investments	34	2	-	(5,864)
Net increase (decrease) in net assets from operations	28	-	-	(4,380)
Changes from principal transactions:				
Total unit transactions	20	(18)	1	3,110
Increase (decrease) in net assets derived from principal transactions	20	(18)	1	3,110
Total increase (decrease) in net assets	48	(18)	1	(1,270)
Net assets at December 31, 2011	351	92	1	24,628
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	-	-	149
Total realized gain (loss) on investments and capital gains distributions	(1)	19	1	3,305
Net unrealized appreciation (depreciation) of investments	42	(11)	-	1,857
Net increase (decrease) in net assets from operations	46	8	1	5,311
Changes from principal transactions:				
Total unit transactions	49	(75)	11	3,619
Increase (decrease) in net assets derived from principal transactions	49	(75)	11	3,619
Total increase (decrease) in net assets	95	(67)	12	8,930
Net assets at December 31, 2012	$ 446	$ 25	$ 13	$ 33,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM], Inc. - Class R-3	Washington Mutual Investors Fund[SM], Inc. - Class R-4
Net assets at January 1, 2011	$ 102,870	$ 35,896	$ 4,515	$ 82,473
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,284	(341)	61	1,055
Total realized gain (loss) on investments and capital gains distributions	115	3,042	(238)	(372)
Net unrealized appreciation (depreciation) of investments	(19,640)	(4,528)	439	4,272
Net increase (decrease) in net assets from operations	(18,241)	(1,827)	262	4,955
Changes from principal transactions:				
Total unit transactions	(6,253)	6,065	(312)	409
Increase (decrease) in net assets derived from principal transactions	(6,253)	6,065	(312)	409
Total increase (decrease) in net assets	(24,494)	4,238	(50)	5,364
Net assets at December 31, 2011	78,376	40,134	4,465	87,837
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(338)	(239)	60	1,112
Total realized gain (loss) on investments and capital gains distributions	(987)	2,050	(160)	38
Net unrealized appreciation (depreciation) of investments	14,495	6,347	595	8,872
Net increase (decrease) in net assets from operations	13,170	8,158	495	10,022
Changes from principal transactions:				
Total unit transactions	(9,239)	7,921	(579)	(2,903)
Increase (decrease) in net assets derived from principal transactions	(9,239)	7,921	(579)	(2,903)
Total increase (decrease) in net assets	3,931	16,079	(84)	7,119
Net assets at December 31, 2012	$ 82,307	$ 56,213	$ 4,381	$ 94,956

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A
Net assets at January 1, 2011	$ 118	$ 99,165
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(1)	(932)
Total realized gain (loss) on investments and capital gains distributions	(2)	(2,970)
Net unrealized appreciation (depreciation) of investments	(9)	958
Net increase (decrease) in net assets from operations	(12)	(2,944)
Changes from principal transactions:		
Total unit transactions	2	(7,155)
Increase (decrease) in net assets derived from principal transactions	2	(7,155)
Total increase (decrease) in net assets	(10)	(10,099)
Net assets at December 31, 2011	108	89,066
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	-	(973)
Total realized gain (loss) on investments and capital gains distributions	7	(2,595)
Net unrealized appreciation (depreciation) of investments	6	14,263
Net increase (decrease) in net assets from operations	13	10,695
Changes from principal transactions:		
Total unit transactions	14	(5,678)
Increase (decrease) in net assets derived from principal transactions	14	(5,678)
Total increase (decrease) in net assets	27	5,017
Net assets at December 31, 2012	$ 135	$ 94,083

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

1. Organization

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). ILIAC is an indirect, wholly owned subsidiary of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.), an insurance holding company domiciled in the State of Delaware. ING U.S., Inc. is an indirect, wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2012, the Account had 309 investment divisions (the "Divisions"), 123 of which invest in independently managed mutual funds and 186 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2012 and related Trusts are as follows:

AIM Growth Series:
   Invesco Mid Cap Core Equity Fund - Class A
   Invesco Small Cap Growth Fund - Class A
AIM International Mutual Funds:
   Invesco International Growth Fund - Class R5
AIM Investment Funds:
   Invesco Endeavor Fund- Class A
   Invesco Global Health Care Fund - Investor Class

AIM Sector Funds:
   Invesco Small Cap Value Fund - Class A
AIM Variable Insurance Funds:
   Invesco V.I. Core Equity Fund - Series I Shares
The Alger Funds:
   Alger Capital Appreciation Fund- Class A
The Alger Funds II:
   Alger Green Fund - Class A

AllianceBernstein Growth and Income Fund, Inc.:

Dodge & Cox Funds:

AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A
  Allianz NFJ Large-Cap Value Fund - Institutional Class
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund
  Amana Income Fund
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Government Income Trust:
  American Century Inflation-Adjusted Bond Fund -
    Investor Class
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
American Mutual Fund®:
  American Funds American Mutual Fund® - Class R-4
Ariel Investment Trust:
  Ariel Appreciation Fund - Investor Class
  Ariel Fund - Investor Class
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
Aston Funds:
  Aston/Fairpointe Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
  BlackRock Equity Dividend Fund - Investor A Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund -
    Investor A Shares
The Bond Fund of America^{SM}, Inc.:
  The Bond Fund of America^{SM}, Inc. - Class R-4
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund^{SM}, Inc.:
  Capital World Growth & Income Fund^{SM}, Inc. - Class R-3
Cohen & Steers Realty Shares, Inc.:
  Cohen & Steers Realty Shares
Columbia Acorn Trust:
  Columbia^{SM} Acorn Fund® - Class A
  Columbia^{SM} Acorn Fund® - Class Z
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A
  Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
  CRM Mid Cap Value Fund - Investor Shares
Delaware Group Adviser Funds:
  Delaware Diversified Income Fund - Class A

Dodge & Cox International Stock Fund
Dodge & Cox Stock Fund
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
  Fidelity® Advisor New Insights Fund -
    Institutional Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio -
    Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager^{SM} Portfolio -
    Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors^{SM}, Inc.:
  Fundamental Investors^{SM}, Inc. - Class R-3
  Fundamental Investors^{SM}, Inc. - Class R-4
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
Hartford Mutual Funds, Inc.:
  The Hartford Capital Appreciation Fund - Class R4
  The Hartford Dividend and Growth Fund - Class R4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Growth Opportunities Fund - Class A
  ING Real Estate Fund - Class A
  ING Value Choice Fund - Class A

ING Funds Trust:

ING Investors Trust (continued):

ING GNMA Income Fund - Class A
ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class I
ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
ING BlackRock Health Sciences Opportunities Portfolio -
 Service Class
ING BlackRock Inflation Protected Bond Portfolio -
 Adviser Class
ING BlackRock Large Cap Growth Portfolio -
 Institutional Class
ING BlackRock Large Cap Growth Portfolio - Service Class
ING BlackRock Large Cap Growth Portfolio -
 Service 2 Class
ING Clarion Global Real Estate Portfolio - Adviser Class
ING Clarion Global Real Estate Portfolio -
 Institutional Class
ING Clarion Real Estate Portfolio - Adviser Class
ING Clarion Real Estate Portfolio -
 Institutional Class
ING Clarion Real Estate Portfolio - Service Class
ING FMR^{SM} Diversified Mid Cap Portfolio -
 Institutional Class
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
ING FMR^{SM} Diversified Mid Cap Portfolio -
 Service 2 Class
ING Global Resources Portfolio - Adviser Class
ING Global Resources Portfolio - Institutional Class
ING Global Resources Portfolio - Service Class
ING Invesco Van Kampen Growth and Income Portfolio -
 Institutional Class
ING Invesco Van Kampen Growth and Income Portfolio -
 Service Class
ING JPMorgan Emerging Markets Equity Portfolio -
 Adviser Class
ING JPMorgan Emerging Markets Equity Portfolio -
 Institutional Class
ING JPMorgan Emerging Markets Equity Portfolio -
 Service Class
ING JPMorgan Small Cap Core Equity Portfolio -
 Adviser Class
ING JPMorgan Small Cap Core Equity Portfolio -
 Institutional Class
ING JPMorgan Small Cap Core Equity Portfolio -
 Service Class
ING Large Cap Growth Portfolio - Adviser Class
ING Large Cap Growth Portfolio - Institutional Class
ING Large Cap Growth Portfolio - Service Class
ING Large Cap Value Portfolio - Institutional Class
ING Large Cap Value Portfolio - Service Class

ING Limited Maturity Bond portfolio - Adviser Class
ING Marsico Growth Portfolio - Institutional Class
ING Marsico Growth Portfolio - Service Class
ING MFS Total Return Portfolio - Adviser Class
ING MFS Total Return Portfolio - Institutional Class
ING MFS Total Return Portfolio - Service Class
ING MFS Utilities Portfolio - Service Class
ING Morgan Stanley Global Franchise Portfolio -
 Adviser Class
ING PIMCO High Yield Portfolio - Adviser Class
ING PIMCO High Yield Portfolio - Institutional Class
ING PIMCO High Yield Portfolio - Service Class
ING Pioneer Fund Portfolio - Institutional Class
ING Pioneer Fund Portfolio - Service Class
ING Pioneer Mid Cap Value Portfolio - Adviser Class
ING Pioneer Mid Cap Value Portfolio - Institutional Class
ING Pioneer Mid Cap Value Portfolio - Service Class
ING T. Rowe Price Capital Appreciation Portfolio -
 Adviser Class
ING T.Rowe Price Capital Appreciation Portfolio -
 Institutional Class
ING T. Rowe Price Capital Appreciation Portfolio -
 Service Class
ING T. Rowe Price Equity Income Portfolio - Adviser Class
ING T. Rowe Price Equity Income Portfolio - Service Class
ING T. Rowe Price International Stock Portfolio -
 Adviser Class
ING T. Rowe Price International Stock Portfolio -
 Service Class
ING Templeton Global Growth Portfolio -
 Institutional Class
ING Templeton Global Growth Portfolio - Service Class
ING U.S. Stock Index Portfolio - Institutional Class
ING Money Market Portfolio:
 ING Money Market Portfolio - Class I
ING Mutual Funds:
 ING Global Real Estate Fund - Class A
 ING International SmallCap Fund - Class A
ING Partners, Inc.:
 ING American Century Small-Mid Cap Value Portfolio -
  Adviser Class
 ING American Century Small-Mid Cap Value Portfolio -
  Initial Class
 ING American Century Small-Mid Cap Value Portfolio -
  Service Class
 ING Baron Growth Portfolio - Adviser Class
 ING Baron Growth Portfolio - Service Class
 ING Columbia Small Cap Value II Portfolio - Adviser Class
 ING Columbia Small Cap Value II Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Global Bond Portfolio - Adviser Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Growth and Income Core Portfolio - Adviser Class
  ING Growth and Income Core Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Service 2 Class
  ING Index Solution 2025 Portfolio - Initial Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Service 2 Class
  ING Index Solution 2035 Portfolio - Initial Class
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Service 2 Class
  ING Index Solution 2045 Portfolio - Initial Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Service 2 Class
  ING Index Solution 2055 Portfolio - Initial Class
  ING Index Solution 2055 Portfolio - Service Class
  ING Index Solution 2055 Portfolio - Service 2 Class
  ING Index Solution Income Portfolio - Service Class
  ING Index Solution Income Portfolio - Service 2 Class
  ING Invesco Van Kampen Comstock Portfolio -
    Adviser Class
  ING Invesco Van Kampen Comstock Portfolio -
    Service Class
  ING Invesco Van Kampen Equity and Income Portfolio -
    Adviser Class
  ING Invesco Van Kampen Equity and Income Portfolio -
    Initial Class
  ING Invesco Van Kampen Equity and Income Portfolio -
    Service Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class
  ING Solution 2025 Portfolio - Adviser Class

ING Partners, Inc. (continued):
  ING Solution 2025 Portfolio - Initial Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Initial Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Initial Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class
  ING Solution 2055 Portfolio - Initial Class
  ING Solution 2055 Portfolio - Service Class
  ING Solution 2055 Portfolio - Service 2 Class
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio- Initial Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class
  ING Solution Moderate Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Service Class
  ING T. Rowe Price Growth Equity Portfolio -
    Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Adviser Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Series Fund, Inc.:
  ING Core Equity Research Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 11

ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Adviser Class
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio -
    Institutional Shares
  Janus Aspen Series Enterprise Portfolio -
    Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Portfolio -
    Institutional Shares

JPMorgan Trust II:
  JPMorgan Government Bond Fund - Select Class
The Lazard Funds, Inc.:
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
  Lord Abbett Developing Growth Fund, Inc. - Class A
Lord Abbett Investment Trust:
  Lord Abbett Core Fixed Income Fund - Class A
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Stock Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Securities Trust:
  Lord Abbett Fundamental Equity Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Stock Portfolio -
    Class VC
MainStay Funds:
  MainStay Large Cap Growth Fund - Class R3
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Neuberger Berman Equity Funds®:
  Neuberger Berman Genesis Fund® - Trust Class
  Neuberger Berman Socially Responsive Fund® -
    Trust Class
New Perspective Fund®, Inc.:
  New Perspective Fund®, Inc. - Class R-3
  New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
  Oppenheimer Developing Markets Fund - Class Y
Oppenheimer Gold & Special Minerals Fund:
  Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class A

Oppenheimer Variable Account Funds:
   Oppenheimer Global Securities/VA
   Oppenheimer Global Strategic Income Fund/VA
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small - & Mid-Cap Fund®/VA
   Oppenheimer Small & Mid-Cap Growth Fund/VA
Parnassus Income Funds:
   Parnassus Equity Income Fund - Investor Shares
Pax World Funds Series Trust I:
   Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Equity Income Fund:
   Pioneer Equity Income Fund - Class Y
Pioneer High Yield Fund:
   Pioneer High Yield Fund - Class A
Pioneer Strategic Income Fund:
   Pioneer Strategic Income Fund - Class A
Pioneer Variable Contracts Trust:
   Pioneer Emerging Markets VCT Portfolio - Class I
   Pioneer High Yield VCT Portfolio - Class I
RiverSource® Investment Series, Inc.:
   Columbia Diversified Equity Income Fund - Class R4
   Columbia Diversified Equity Income Fund - Class K
The Royce Fund:
   Royce Total Return Fund - Class K
SmallCap World Fund, Inc.:
   SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
   T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:
   T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
   Templeton Foreign Fund - Class A
Templeton Income Trust:
   Templeton Global Bond Fund- Advisor class
   Templeton Global Bond Fund - Class A
Thornburg Investment Trust:
   Thornburg International Value Fund - Class R4
USAA Investment Trust:
   USAA Precious Metals and Minerals Fund -
    Adviser Shares
Van Kampen Equity Trust II:
   Invesco Van Kampen American Franchise Fund -
    Class I Shares
Vanguard® Variable Insurance Fund:
   Diversified Value Portfolio
   Equity Income Portfolio
   Small Company Growth Portfolio
The Victory Portfolio:
   Victory Small Company Opportunity Fund - Class R
Wanger Advisors Trust:
   Wanger International
   Wanger Select
   Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
   Washington Mutual Investors Fund[SM], Inc. - Class R-3
   Washington Mutual Investors Fund[SM], Inc. - Class R-4
Wells Fargo Funds Trust:
   Wells Fargo Advantage Small Cap Value Fund - Class A
   Wells Fargo Advantage Special Small Cap Values Fund -
    Class A

The names of certain Trusts and Divisions were changed during 2012. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Growth Series	Invesco Growth Series
AIM Investment Funds	Invesco Investment Funds
AIM Sector Funds:	Invesco Sector Funds:
Invesco Small Cap Value Fund - Class A	Invesco Van Kampen Small Cap Value Fund - Class A
Invesco Small Cap Value Fund - Class Y	Invesco Van Kampen Small Cap Value Fund - Class Y
AIM Variable Insurance Funds	Invesco Variable Insurance Funds
ING Mutual Funds:	ING Mutual Funds:
ING International SmallCap Fund - Class A	ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:	ING Partners, Inc.:
ING Baron Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Adviser Class
ING Baron Growth Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
ING Growth and Income Core Portfolio - Adviser Class	ING Thornburg Value Portfolio - Adviser Class
ING Growth and Income Core Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class
Lord Abbett Mid Cap Stock Fund, Inc.:	Lord Abbett Mid Cap Value Fund, Inc.:
Lord Abbett Mid Cap Stock Fund, Inc. - Class A	Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Series Fund, Inc.:	Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
RiverSource® Investment Series, Inc.:	RiverSource® Investment Series, Inc.:
Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R-4
Columbia Diversified Equity Income Fund - Class R4	Columbia Diversified Equity Income Fund - Class R-3

During 2012, the following Divisions were closed to contract owners:

    AIM Sector Funds:
       Invesco Small Cap Value Fund - Class Y
    AIM Variable Insurance Funds:
       Invesco V.I. Capital Appreciation Fund - Series I Shares
    ING Investors Trust:
       ING Artio Foreign Portfolio - Service Class
    ING Mutual Funds:
       ING International Capital Appreciation Fund - Class I
    ING Variable Insurance Trust:
       ING GET U.S. Core Portfolio - Series 7
       ING GET U.S. Core Portfolio - Series 8
       ING GET U.S. Core Portfolio - Series 9
       ING GET U.S. Core Portfolio - Series 10
    Pioneer Variable Contracts Trust:
       Pioneer Mid Cap Value VCT Portfolio - Class I

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ILIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company to the extent that benefits to be paid to the contract owners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, were issued.

3.   Financial Instruments

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2012 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2012. The Account had no financial liabilities as of December 31, 2012.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;

  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;

  c)   Inputs other than quoted market prices that are observable; and

     d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.   **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 6.00% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is generally deducted at an annual rate of up to 1.75% of the assets attributable to the Contracts. In addition, a subaccount administrative adjustment charge of up to 0.80% may be charged as specified in the Contract. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contract owner's state of residence and currently ranges up to 4.00% of premiums. These charges are assessed through the redemption of units.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.25% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

These charges are assessed through either a reduction in unit values or the redemption of units.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts may be waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.   **Related Party Transactions**

During the year ended December 31, 2012, management fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Equity Trust, ING Funds Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Mutual Funds, ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreements provided for fees at annual rates ranging from 0.08% to 0.98% of the average net assets of each respective Fund.

6.   **Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2012 follow:

	Purchases	Sales
	(Dollars in thousands)	

AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	$ 914	$ 1,379
Invesco Small Cap Growth Fund - Class A	11	19
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	30	-
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	37	-
Invesco Global Health Care Fund - Investor Class	124	89
AIM Sector Funds:		
Invesco Small Cap Value Fund - Class A	117	58
Invesco Small Cap Value Fund - Class Y	1,826	11,794
AIM Variable Insurance Funds:		
Invesco V.I. Capital Appreciation Fund - Series I Shares	419	22,355
Invesco V.I. Core Equity Fund - Series I Shares	1,081	5,444
The Alger Funds:		
Alger Capital Appreciation Fund - Class A	502	20
The Alger Funds II:		
Alger Green Fund - Class A	484	327
AllianceBernstein Growth and Income Fund, Inc.:		
AllianceBernstein Growth and Income Fund, Inc. - Class A	26	25
AllianceBernstein Variable Products Series Fund, Inc.:		
AllianceBernstein Growth and Income Portfolio - Class A	63	134
Allianz Funds:		
Allianz NFJ Dividend Value Fund - Class A	33	25
Allianz NFJ Large-Cap Value Fund - Institutional Class	960	4,301
Allianz NFJ Small-Cap Value Fund - Class A	110	115
Amana Mutual Funds Trust:		
Amana Growth Fund	7,452	3,068
Amana Income Fund	11,539	3,447
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	818	1,440
American Century Government Income Trust:		
American Century Inflation-Adjusted Bond Fund - Investor Class	18,198	8,681
American Century Quantitative Equity Funds, Inc.:		
American Century Income & Growth Fund - A Class	941	564
American Mutual Fund®:		
American Funds American Mutual Fund® - Class R-4	57	3
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	280	137
Ariel Fund - Investor Class	1,452	1,744
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	2,183	569
Aston Funds:		
Aston/Fairpointe Mid Cap Fund - Class N	3,496	924

	Purchases	**Sales**
	(Dollars in thousands)	
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	$ 536	$ 77
BlackRock Mid Cap Value Opportunities Series, Inc.:		
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	3,185	1,981

The Bond Fund of America^{SM}, Inc.:		
The Bond Fund of America^{SM}, Inc. - Class R-4	2,690	1,267
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	3,081	4,948
Capital World Growth & Income Fund^{SM}, Inc.:		
Capital World Growth & Income Fund^{SM}, Inc. - Class R-3	95	64
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares	2,092	628
Columbia Acorn Trust:		
Columbia^{SM} Acorn Fund® - Class A	17	8
Columbia^{SM} Acorn Fund® - Class Z	2,395	14,268
Columbia Funds Series Trust:		
Columbia Mid Cap Value Fund - Class A	543	806
Columbia Mid Cap Value Fund - Class Z	691	6,545
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	25	43
Delaware Group Adviser Funds:		
Delaware Diversified Income Fund - Class A	809	-
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	118	61
Dodge & Cox Stock Fund	28	28
DWS Institutional Funds:		
DWS Equity 500 Index Fund - Class S	77	41
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R	49	6
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	959	3,275
EuroPacific Growth Fund® - Class R-4	15,351	21,711
Fidelity® Contrafund®:		
Fidelity® Advisor New Insights Fund - Institutional Class	218	57
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	29,398	38,558
Fidelity® VIP Growth Portfolio - Initial Class	4,715	23,698
Fidelity® VIP High Income Portfolio - Initial Class	4,141	2,474
Fidelity® VIP Overseas Portfolio - Initial Class	1,914	5,284
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	38,956	86,415
Fidelity® VIP Index 500 Portfolio - Initial Class	8,734	8,810
Fidelity® Variable Insurance Products III:		
Fidelity® VIP Mid Cap Portfolio - Initial Class	4,029	2,473
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	2,171	2,472

	Purchases	Sales
	(Dollars in thousands)	
Franklin Mutual Series Fund Inc.:		
Mutual Global Discovery Fund - Class R	$ 483	$ 996
Franklin Strategic Series:		
Franklin Small-Mid Cap Growth Fund - Class A	122	271
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities Fund - Class 2	5,505	21,912

Fundamental Investors^{SM}, Inc.:

Fundamental Investors^{SM}, Inc. - Class R-3	197	255
Fundamental Investors^{SM}, Inc. - Class R-4	4,259	4,210

The Growth Fund of America®, Inc.:

The Growth Fund of America® - Class R-3	1,207	5,689
The Growth Fund of America® - Class R-4	7,203	42,810

Hartford Mutual Funds, Inc.:

The Hartford Capital Appreciation Fund - Class R4	226	272
The Hartford Dividend And Growth Fund - Class R4	259	30

The Income Fund of America®, Inc.:

The Income Fund of America® - Class R-3	449	740

ING Balanced Portfolio, Inc.:

ING Balanced Portfolio - Class I	11,671	35,310

ING Equity Trust:

ING Growth Opportunities Fund - Class A	63	-
ING Real Estate Fund - Class A	271	679
ING Value Choice Fund - Class A	1	-

ING Funds Trust:

ING GNMA Income Fund - Class A	1,534	1,859
ING Intermediate Bond Fund - Class A	821	1,048

ING Intermediate Bond Portfolio:

ING Intermediate Bond Portfolio - Class I	43,402	39,206
ING Intermediate Bond Portfolio - Class S	307	65

ING Investors Trust:

ING Artio Foreign Portfolio - Service Class	669	22,315
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	3,619	2,314
ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	88	65
ING BlackRock Large Cap Growth Portfolio - Institutional Class	3,930	11,335
ING BlackRock Large Cap Growth Portfolio - Service Class	6	128
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	30	33
ING Clarion Global Real Estate Portfolio - Adviser Class	5	1
ING Clarion Global Real Estate Portfolio - Institutional Class	14,187	6,595
ING Clarion Real Estate Portfolio - Adviser Class	24	4
ING Clarion Real Estate Portfolio - Institutional Class	199	365
ING Clarion Real Estate Portfolio - Service Class	7,345	7,837
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	27,611	624
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	8,008	31,829
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	-	6
ING Global Resources Portfolio - Adviser Class	-	-
ING Global Resources Portfolio - Institutional Class	-	3
ING Global Resources Portfolio - Service Class	6,330	22,447
ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class	6,553	183
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	5,200	9,676

	Purchases		Sales	
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	$	73	$	99
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class		3,692		4,723
ING JPMorgan Emerging Markets Equity Portfolio - Service Class		3,984		5,211
ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class		5		-
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class		9,104		461

ING JPMorgan Small Cap Core Equity Portfolio - Service Class	6,825	8,834
ING Large Cap Growth Portfolio - Adviser Class	38	14
ING Large Cap Growth Portfolio - Institutional Class	44,093	6,888
ING Large Cap Growth Portfolio - Service Class	251	215
ING Large Cap Value Portfolio - Institutional Class	8,781	28,106
ING Large Cap Value Portfolio - Service Class	109	306
ING Limited Maturity Bond Portfolio - Adviser Class	17	-
ING Marsico Growth Portfolio - Institutional Class	1,866	2,010
ING Marsico Growth Portfolio - Service Class	30	579
ING MFS Total Return Portfolio - Adviser Class	28	101
ING MFS Total Return Portfolio - Institutional Class	3,089	7,224
ING MFS Total Return Portfolio - Service Class	2,016	3,336
ING MFS Utilities Portfolio - Service Class	4,311	5,499
ING Morgan Stanley Global Franchise Portfolio - Adviser Class	16	1
ING PIMCO High Yield Portfolio - Adviser Class	51	32
ING PIMCO High Yield Portfolio - Institutional Class	19,628	2,166
ING PIMCO High Yield Portfolio - Service Class	18,663	13,381
ING Pioneer Fund Portfolio - Institutional Class	1,853	3,616
ING Pioneer Fund Portfolio - Service Class	44	64
ING Pioneer Mid Cap Value Portfolio - Adviser Class	23	1
ING Pioneer Mid Cap Value Portfolio - Institutional Class	2,371	15,047
ING Pioneer Mid Cap Value Portfolio - Service Class	119	133
ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	46	12
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	114,840	4,530
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	65,683	121,055
ING T. Rowe Price Equity Income Portfolio - Adviser Class	153	178
ING T. Rowe Price Equity Income Portfolio - Service Class	6,290	16,322
ING T. Rowe Price International Stock Portfolio - Adviser Class	13	8
ING T. Rowe Price International Stock Portfolio - Service Class	797	1,345
ING Templeton Global Growth Portfolio - Institutional Class	179	175
ING Templeton Global Growth Portfolio - Service Class	981	726
ING U.S. Stock Index Portfolio - Institutional Class	1,648	1,347
ING Money Market Portfolio:		
ING Money Market Portfolio - Class I	51,431	98,056
ING Mutual Funds:		
ING Global Real Estate Fund - Class A	21	6
ING International Capital Appreciation Fund - Class I	-	2
ING International SmallCap Fund - Class A	118	898

	Purchases	Sales
	(Dollars in thousands)	
ING Partners, Inc.:		
ING American Century Small-Mid Cap Value Portfolio - Adviser Class $	17 $	14
ING American Century Small-Mid Cap Value Portfolio - Initial Class	9,908	388
ING American Century Small-Mid Cap Value Portfolio - Service Class	10,537	13,628
ING Baron Growth Portfolio - Adviser Class	24	73
ING Baron Growth Portfolio - Service Class	5,198	19,851

ING Columbia Small Cap Value II Portfolio - Adviser Class	23	11
ING Columbia Small Cap Value II Portfolio - Service Class	771	1,002
ING Davis New York Venture Portfolio - Service Class	1,227	2,453
ING Fidelity® VIP Mid Cap Portfolio - Service Class	5	4,389
ING Global Bond Portfolio - Adviser Class	51	81
ING Global Bond Portfolio - Initial Class	17,114	23,544
ING Global Bond Portfolio - Service Class	602	206
ING Growth and Income Core Portfolio - Adviser Class	22	62
ING Growth and Income Core Portfolio - Initial Class	2,235	13,896
ING Index Solution 2015 Portfolio - Initial Class	296	41
ING Index Solution 2015 Portfolio - Service Class	212	6
ING Index Solution 2015 Portfolio - Service 2 Class	252	107
ING Index Solution 2025 Portfolio - Initial Class	802	433
ING Index Solution 2025 Portfolio - Service Class	34	1
ING Index Solution 2025 Portfolio - Service 2 Class	533	153
ING Index Solution 2035 Portfolio - Initial Class	529	223
ING Index Solution 2035 Portfolio - Service Class	81	2
ING Index Solution 2035 Portfolio - Service 2 Class	370	275
ING Index Solution 2045 Portfolio - Initial Class	43	15
ING Index Solution 2045 Portfolio - Service Class	13	1
ING Index Solution 2045 Portfolio - Service 2 Class	319	53
ING Index Solution 2055 Portfolio - Initial Class	19	-
ING Index Solution 2055 Portfolio - Service Class	143	16
ING Index Solution 2055 Portfolio - Service 2 Class	33	3
ING Index Solution Income Portfolio - Service Class	477	4
ING Index Solution Income Portfolio - Service 2 Class	50	14
ING Invesco Van Kampen Comstock Portfolio - Adviser Class	19	32
ING Invesco Van Kampen Comstock Portfolio - Service Class	1,980	7,524
ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class	18	24
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	10,135	28,844
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	50	28
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	15	32
ING JPMorgan Mid Cap Value Portfolio - Initial Class	902	4
ING JPMorgan Mid Cap Value Portfolio - Service Class	6,525	2,833
ING Oppenheimer Global Portfolio - Adviser Class	32	47
ING Oppenheimer Global Portfolio - Initial Class	11,552	64,094
ING Oppenheimer Global Portfolio - Service Class	138	91
ING PIMCO Total Return Portfolio - Adviser Class	194	216
ING PIMCO Total Return Portfolio - Initial Class	306	65
ING PIMCO Total Return Portfolio - Service Class	35,900	23,933

	Purchases	Sales
	(Dollars in thousands)	
ING Partners, Inc. (continued):		
ING Pioneer High Yield Portfolio - Initial Class	$ 6,450	$ 4,110
ING Pioneer High Yield Portfolio - Service Class	109	74
ING Solution 2015 Portfolio - Adviser Class	33	20
ING Solution 2015 Portfolio - Initial Class	1,294	45
ING Solution 2015 Portfolio - Service Class	10,247	7,677
ING Solution 2015 Portfolio - Service 2 Class	2,041	6,216

ING Solution 2025 Portfolio - Adviser Class	19	20
ING Solution 2025 Portfolio - Initial Class	508	3
ING Solution 2025 Portfolio - Service Class	15,125	6,751
ING Solution 2025 Portfolio - Service 2 Class	2,966	8,665
ING Solution 2035 Portfolio - Adviser Class	8	120
ING Solution 2035 Portfolio - Initial Class	1,254	4
ING Solution 2035 Portfolio - Service Class	15,813	5,478
ING Solution 2035 Portfolio - Service 2 Class	3,012	6,063
ING Solution 2045 Portfolio - Adviser Class	2	14
ING Solution 2045 Portfolio - Initial Class	900	132
ING Solution 2045 Portfolio - Service Class	11,018	4,002
ING Solution 2045 Portfolio - Service 2 Class	1,905	5,094
ING Solution 2055 Portfolio - Initial Class	125	1
ING Solution 2055 Portfolio - Service Class	2,113	405
ING Solution 2055 Portfolio - Service 2 Class	264	117
ING Solution Growth Portfolio - Service Class	639	355
ING Solution Income Portfolio - Adviser Class	11	72
ING Solution Income Portfolio - Initial Class	1,937	2
ING Solution Income Portfolio - Service Class	3,299	4,452
ING Solution Income Portfolio - Service 2 Class	339	1,031
ING Solution Moderate Portfolio - Service Class	1,002	740
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	62	30
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	33,513	39,149
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	223	253
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	37	156
ING T. Rowe Price Growth Equity Portfolio - Initial Class	21,441	21,173
ING T. Rowe Price Growth Equity Portfolio - Service Class	595	311
ING Templeton Foreign Equity Portfolio - Adviser Class	61	36
ING Templeton Foreign Equity Portfolio - Initial Class	24,293	14,034
ING Templeton Foreign Equity Portfolio - Service Class	250	88
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	2	19
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	1,656	8,903
ING UBS U.S. Large Cap Equity Portfolio - Service Class	7	10
ING Series Fund, Inc.:		
ING Core Equity Research Fund - Class A	35	65
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class I	4,880	6,201
ING Strategic Allocation Growth Portfolio - Class I	3,485	7,981
ING Strategic Allocation Moderate Portfolio - Class I	4,033	6,869
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	26	209
ING Growth and Income Portfolio - Class I	22,944	137,933

	Purchases	**Sales**
	(Dollars in thousands)	
ING Variable Funds (continued):		
ING Growth and Income Portfolio - Class S	$ 464	$ 2,558
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 7	22	967
ING GET U.S. Core Portfolio - Series 8	5	329
ING GET U.S. Core Portfolio - Series 9	2	98
ING GET U.S. Core Portfolio - Series 10	1	46

ING GET U.S. Core Portfolio - Series 11	1	26
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	-	-
ING BlackRock Science and Technology Opportunities Portfolio - Class I	6,315	8,174
ING Index Plus LargeCap Portfolio - Class I	8,672	34,782
ING Index Plus LargeCap Portfolio - Class S	38	97
ING Index Plus MidCap Portfolio - Class I	8,319	35,134
ING Index Plus MidCap Portfolio - Class S	41	107
ING Index Plus SmallCap Portfolio - Class I	3,944	16,911
ING Index Plus SmallCap Portfolio - Class S	22	50
ING International Index Portfolio - Class I	2,912	2,541
ING International Index Portfolio - Class S	-	2
ING Russell™ Large Cap Growth Index Portfolio - Class I	4,225	1,333
ING Russell™ Large Cap Growth Index Portfolio - Class S	114	182
ING Russell™ Large Cap Index Portfolio - Class I	9,462	2,090
ING Russell™ Large Cap Index Portfolio - Class S	58	5
ING Russell™ Large Cap Value Index Portfolio - Class I	67	24
ING Russell™ Large Cap Value Index Portfolio - Class S	1,378	677
ING Russell™ Mid Cap Growth Index Portfolio - Class S	1,145	1,345
ING Russell™ Mid Cap Index Portfolio - Class I	14,851	817
ING Russell™ Small Cap Index Portfolio - Class I	5,918	895
ING Small Company Portfolio - Class I	8,566	14,581
ING Small Company Portfolio - Class S	26	23
ING U.S. Bond Index Portfolio - Class I	5,657	3,480
ING Variable Products Trust:		
ING International Value Portfolio - Class I	3,353	14,229
ING International Value Portfolio - Class S	17	43
ING MidCap Opportunities Portfolio - Class I	15,761	2,527
ING MidCap Opportunities Portfolio - Class S	400	910
ING SmallCap Opportunities Portfolio - Class I	8,045	2,342
ING SmallCap Opportunities Portfolio - Class S	13	24
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	28	8
Janus Aspen Series Enterprise Portfolio - Institutional Shares	20	33
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	5	32
Janus Aspen Series Janus Portfolio - Institutional Shares	9	4
Janus Aspen Series Worldwide Portfolio - Institutional Shares	12	13
JPMorgan Trust II:		
JPMorgan Government Bond Fund - Select Class	10	-

	Purchases	Sales
	(Dollars in thousands)	
The Lazard Funds, Inc.:		
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	$ 2,337	$ 1,264
LKCM Funds:		
LKCM Aquinas Growth Fund	37	20
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	2,798	769
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund, Inc. - Class A	76	58

Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	11	3
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund, Inc. - Class A	115	667
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small-Cap Value Fund - Class A	105	142
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	109	1
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	3,830	11,354
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	474	54
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	566	337
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund® - Trust Class	32	7
Neuberger Berman Socially Responsive Fund® - Trust Class	1,106	3,543
New Perspective Fund®, Inc.:		
New Perspective Fund®, Inc. - Class R-3	368	2,135
New Perspective Fund®, Inc. - Class R-4	11,759	4,354
Oppenheimer Capital Appreciation Fund:		
Oppenheimer Capital Appreciation Fund - Class A	136	69
Oppenheimer Developing Markets Fund:		
Oppenheimer Developing Markets Fund - Class A	20,247	53,684
Oppenheimer Developing Markets Fund - Class Y	33,421	967
Oppenheimer Gold & Special Minerals Fund:		
Oppenheimer Gold & Special Minerals Fund - Class A	32	20
Oppenheimer International Bond Fund:		
Oppenheimer International Bond Fund - Class A	59	72
Oppenheimer Variable Account Funds:		
Oppenheimer Global Securities Fund/VA	9	27
Oppenheimer Global Strategic Income Fund/VA	8	10
Oppenheimer Main Street Fund®/VA	1	9
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	1,425	1,403
Oppenheimer Small- & Mid-Cap Growth Fund/VA	34	8
Parnassus Income Funds:		
Parnassus Equity Income Fund - Investor Shares	585	1
Pax World Funds Series Trust I:		
Pax World Balanced Fund - Individual Investor Class	3,296	8,899
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	71,257	16,434

	Purchases	Sales
	(Dollars in thousands)	
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y	$ 1,103	$ 7
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A	457	2,926
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A	1,303	59
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	1,661	4,717

Pioneer High Yield VCT Portfolio - Class I	6,459	3,513
Pioneer Mid Cap Value VCT Portfolio - Class I	-	-
RiverSource® Investment Series, Inc.:		
Columbia Diversified Equity Income Fund - Class K	1,499	929
Columbia Diversified Equity Income Fund - Class R-4	11	-
The Royce Fund:		
Royce Total Return Fund - K Class	1	-
SmallCap World Fund, Inc.:		
SMALLCAP World Fund® - Class R-4	2,639	2,767
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	113	38
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	58	35
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	199	271
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	37,108	744
Templeton Global Bond Fund - Class A	30,355	51,171
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	11	38
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	7,235	2,883
Van Kampen Equity Trust II:		
Invesco Van Kampen American Franchise Fund - Class I Shares	22,349	2,003
Vanguard® Variable Insurance Fund:		
Diversified Value Portfolio	5	11
Equity Income Portfolio	62	8
Small Company Growth Portfolio	6	80
The Victory Portfolios:	-	
Victory Small Company Opportunity Fund - Class R	12	-
Wanger Advisors Trust:		
Wanger International	9,637	3,197
Wanger Select	2,857	12,436
Wanger USA	15,389	5,198
Washington Mutual Investors FundSM, Inc.:		
Washington Mutual Investors FundSM, Inc. - Class R-3	481	993
Washington Mutual Investors FundSM, Inc. - Class R-4	8,546	10,188
Wells Fargo Funds Trust:		
Wells Fargo Advantage Small Cap Value Fund - Class A	36	17
Wells Fargo Advantage Special Small Cap Value Fund - Class A	3,326	9,979

7.   Changes in Units

The changes in units outstanding were as follows:

		Year Ended December 31				
		2012			**2011**	
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	66,280	123,142	(56,862)	123,436	114,044	9,392
Invesco Small Cap Growth Fund - Class A	559	1,231	(672)	777	1,409	(632)
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	2,967	1	2,966	-	-	-
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	4,940	2,454	2,486	12	-	12
Invesco Global Health Care Fund - Investor Class	3,593	3,006	587	6,490	6,952	(462)
AIM Sector Funds:						
Invesco Small Cap Value Fund - Class A	9,150	6,811	2,339	8,719	10,521	(1,802)
Invesco Small Cap Value Fund - Class Y	200,738	1,224,757	(1,024,019)	1,227,672	203,653	1,024,019
AIM Variable Insurance Funds:						
Invesco V.I. Capital Appreciation Fund - Series I Shares	2	2,402,645	(2,402,643)	364,883	530,972	(166,089)
Invesco V.I. Core Equity Fund - Series I Shares	283,311	681,336	(398,025)	491,114	817,693	(326,579)
The Alger Funds:						
Alger Capital Appreciation Fund - Class A	36,919	1,507	35,412	-	-	-
The Alger Funds II:						
Alger Green Fund - Class A	40,330	27,834	12,496	45,978	37,803	8,175
AllianceBernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund, Inc. - Class A	7,899	7,861	38	11,229	14,060	(2,831)
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein Growth and Income Portfolio - Class A	10,619	16,211	(5,592)	8,272	8,882	(610)
Allianz Funds:						
Allianz NFJ Dividend Value Fund - Class A	7,049	6,821	228	7,160	13,176	(6,016)
Allianz NFJ Large-Cap Value Fund - Institutional Class	106,748	476,955	(370,207)	212,727	72,516	140,211
Allianz NFJ Small-Cap Value Fund - Class A	13,164	14,831	(1,667)	11,905	12,400	(495)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Amana Mutual Funds Trust:						
Amana Growth Fund	913,133	543,784	369,349	1,503,344	596,113	907,231
Amana Income Fund	1,266,627	623,773	642,854	1,561,603	692,444	869,159
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	119,572	169,481	(49,909)	247,967	299,153	(51,186)
American Century Government Income Trust:						
American Century Inflation-Adjusted Bond Fund - Investor Class	2,114,698	1,465,248	649,450	2,983,286	1,106,208	1,877,078
American Century Quantitative Equity Funds, Inc.:						
American Century Income & Growth Fund - A Class	159,852	130,012	29,840	143,298	129,427	13,871
American Mutual Fund®:						
American Funds American Mutual Fund® - Class R-4	4,912	265	4,647	574	-	574
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	35,333	31,029	4,304	36,207	43,421	(7,214)
Ariel Fund - Investor Class	180,341	207,774	(27,433)	363,536	279,935	83,601
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	299,147	116,039	183,108	209,175	160,594	48,581
Aston Funds:						
Aston/Fairpointe Mid Cap Fund - Class N	360,726	160,630	200,096	417,977	155,269	262,708
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	78,914	44,419	34,495	25,625	1,647	23,978
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	256,602	178,498	78,104	383,017	189,349	193,668
The Bond Fund of America℠, Inc.:						
The Bond Fund of America℠, Inc. - Class R-4	348,172	237,042	111,130	421,875	370,880	50,995
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	230,939	311,793	(80,854)	250,371	378,281	(127,910)
Capital World Growth & Income Fund℠, Inc.:						
Capital World Growth & Income Fund℠, Inc. - Class R-3	25,871	24,465	1,406	14,291	7,630	6,661
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares	210,600	85,135	125,465	122,771	51,287	71,484

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Columbia Acorn Trust:						
Columbia^{SM} Acorn Fund® - Class A	884	592	292	5,535	613	4,922
Columbia^{SM} Acorn Fund® - Class Z	189,532	1,198,349	(1,008,817)	555,268	174,473	380,795
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	90,325	115,934	(25,609)	147,759	133,356	14,403
Columbia Mid Cap Value Fund - Class Z	66,661	623,498	(556,837)	466,216	182,395	283,821
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	7,697	9,026	(1,329)	10,184	9,340	844
Delaware Group Adviser Funds:						
Delaware Diversified Income Fund - Class A	81,372	2,072	79,300	-	-	-
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	14,828	9,687	5,141	13,940	422	13,518
Dodge & Cox Stock Fund	2,471	2,536	(65)	2,198	-	2,198
DWS Institutional Funds:						
DWS Equity 500 Index Fund - Class S	4,779	2,638	2,141	5,643	2,294	3,349
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	3,671	567	3,104	2,344	1,609	735
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	209,152	363,364	(154,212)	298,079	391,134	(93,055)
EuroPacific Growth Fund® - Class R-4	4,855,811	5,424,908	(569,097)	3,740,227	4,038,723	(298,496)
Fidelity® Contrafund®:						
Fidelity® Advisor New Insights Fund - Institutional Class	24,464	12,164	12,300	24,980	6,470	18,510
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,201,418	3,749,583	(1,548,165)	2,242,225	3,425,223	(1,182,998)
Fidelity® VIP Growth Portfolio - Initial Class	1,457,352	2,378,324	(920,972)	2,439,098	2,928,549	(489,451)
Fidelity® VIP High Income Portfolio - Initial Class	340,794	258,609	82,185	340,019	381,872	(41,853)
Fidelity® VIP Overseas Portfolio - Initial Class	315,220	572,696	(257,476)	521,630	656,206	(134,576)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	11,010,210	12,594,235	(1,584,025)	7,330,581	8,462,908	(1,132,327)
Fidelity® VIP Index 500 Portfolio - Initial Class	419,428	510,600	(91,172)	472,827	625,749	(152,922)

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	217,739	230,305	(12,566)	278,671	296,206	(17,535)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	110,858	135,327	(24,469)	108,957	126,312	(17,355)
Franklin Mutual Series Fund Inc.:						
Mutual Global Discovery Fund - Class R	61,145	100,663	(39,518)	87,145	144,144	(56,999)
Franklin Strategic Series:						
Franklin Small-Mid Cap Growth Fund - Class A	8,926	21,873	(12,947)	46,437	44,360	2,077
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	1,441,134	2,262,557	(821,423)	1,868,751	2,168,041	(299,290)
Fundamental Investors^{SM}, Inc.:						
Fundamental Investors^{SM}, Inc. - Class R-3	75,934	82,680	(6,746)	90,364	54,483	35,881
Fundamental Investors^{SM}, Inc. - Class R-4	815,631	845,129	(29,498)	1,199,786	1,052,135	147,651
The Growth Fund of America®, Inc.:						
The Growth Fund of America® - Class R-3	308,357	625,897	(317,540)	558,650	736,153	(177,503)
The Growth Fund of America® - Class R-4	4,947,208	7,430,469	(2,483,261)	4,354,240	6,267,949	(1,913,709)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	21,170	25,254	(4,084)	21,916	20,568	1,348
The Hartford Dividend and Growth Fund - Class R4	21,290	2,953	18,337	2,198	3,872	(1,674)
The Income Fund of America®, Inc.:						
The Income Fund of America® - Class R-3	62,089	86,431	(24,342)	100,519	94,333	6,186
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	1,233,165	2,421,016	(1,187,851)	1,326,562	3,069,646	(1,743,084)
ING Equity Trust:						
ING Growth Opportunities Fund - Class A	4,583	1	4,582	-	-	-
ING Real Estate Fund - Class A	32,551	54,563	(22,012)	84,411	87,388	(2,977)
ING Value Choice Fund - Class A	375	280	95	398	184	214
ING Funds Trust:						
ING GNMA Income Fund - Class A	166,470	183,054	(16,584)	170,899	182,791	(11,892)
ING Intermediate Bond Fund - Class A	94,948	120,732	(25,784)	105,608	180,505	(74,897)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	7,006,370	7,422,458	(416,088)	3,765,002	4,310,213	(545,211)
ING Intermediate Bond Portfolio - Class S	20,006	5,224	14,782	35,798	5,661	30,137

	Year Ended December 31					
	2012			**2011**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust:						
ING Artio Foreign Portfolio - Service Class	-	1,988,536	(1,988,536)	353,077	721,395	(368,318)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	408,408	326,785	81,623	530,814	465,080	65,734
ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	7,650	5,922	1,728	6,915	-	6,915
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,027,893	1,741,253	(713,360)	2,148,326	2,232,277	(83,951)
ING BlackRock Large Cap Growth Portfolio - Service Class	49,983	53,958	(3,975)	65,252	32,298	32,954
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	3,185	3,490	(305)	10,775	5,718	5,057
ING Clarion Global Real Estate Portfolio - Adviser Class	479	64	415	250	-	250
ING Clarion Global Real Estate Portfolio - Institutional Class	3,539,942	2,856,395	683,547	1,829,946	1,880,112	(50,166)
ING Clarion Real Estate Portfolio - Adviser Class	2,207	374	1,833	1,853	55	1,798
ING Clarion Real Estate Portfolio - Institutional Class	13,652	26,688	(13,036)	129,503	123,702	5,801
ING Clarion Real Estate Portfolio - Service Class	2,095,109	2,130,244	(35,135)	1,965,228	1,684,181	281,047
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	2,736,643	81,739	2,654,904	-	-	-
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	2,810,199	4,313,475	(1,503,276)	1,726,596	1,232,467	494,129
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	-	539	(539)	1,546	147	1,399
ING Global Resources Portfolio - Adviser Class	-	63	(63)	246	-	246
ING Global Resources Portfolio - Institutional Class	-	271	(271)	-	-	-
ING Global Resources Portfolio - Service Class	1,980,845	3,391,498	(1,410,653)	3,929,243	3,738,886	190,357
ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class	659,173	25,169	634,004	-	-	-
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	988,600	1,343,357	(354,757)	501,723	609,138	(107,415)
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	4,147	5,772	(1,625)	3,522	6,188	(2,666)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	451,520	535,021	(83,501)	416,171	654,089	(237,918)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	359,741	461,748	(102,007)	391,473	564,440	(172,967)
ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	483	1	482	975	-	975
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	902,124	51,066	851,058	-	-	-
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	1,009,525	1,116,369	(106,844)	325,301	160,671	164,630
ING Large Cap Growth Portfolio - Adviser Class	2,897	1,019	1,878	13,547	2,579	10,968
ING Large Cap Growth Portfolio - Institutional Class	8,266,028	5,172,870	3,093,158	15,143,063	2,270,000	12,873,063
ING Large Cap Growth Portfolio - Service Class	20,187	20,118	69	119,762	311,721	(191,959)
ING Large Cap Value Portfolio - Institutional Class	3,757,148	6,214,442	(2,457,294)	15,598,606	7,324,577	8,274,029
ING Large Cap Value Portfolio - Service Class	29,020	52,101	(23,081)	120,854	26,502	94,352

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Limited Maturity Bond Portfolio - Adviser Class	1,673	5	1,668	-	-	-
ING Marsico Growth Portfolio - Institutional Class	356,498	367,780	(11,282)	339,657	356,752	(17,095)
ING Marsico Growth Portfolio - Service Class	13,630	53,553	(39,923)	33,722	28,792	4,930
ING MFS Total Return Portfolio - Adviser Class	757	8,339	(7,582)	13,769	10,292	3,477
ING MFS Total Return Portfolio - Institutional Class	451,494	881,592	(430,098)	624,541	1,079,643	(455,102)
ING MFS Total Return Portfolio - Service Class	312,779	420,982	(108,203)	357,365	439,753	(82,388)
ING MFS Utilities Portfolio - Service Class	753,582	859,544	(105,962)	847,213	696,790	150,423
ING Morgan Stanley Global Franchise Portfolio - Adviser Class	1,260	-	1,260	1,493	-	1,493
ING PIMCO High Yield Portfolio - Adviser Class	4,639	3,090	1,549	3,009	50	2,959
ING PIMCO High Yield Portfolio - Institutional Class	1,853,081	370,383	1,482,698	536,889	330,515	206,374
ING PIMCO High Yield Portfolio - Service Class	1,966,848	1,712,771	254,077	845,070	704,179	140,891
ING Pioneer Fund Portfolio - Institutional Class	369,480	556,118	(186,638)	412,781	394,635	18,146
ING Pioneer Fund Portfolio - Service Class	4,895	7,035	(2,140)	18,423	36,150	(17,727)
ING Pioneer Mid Cap Value Portfolio - Adviser Class	2,186	39	2,147	-	-	-
ING Pioneer Mid Cap Value Portfolio - Institutional Class	1,424,831	2,595,391	(1,170,560)	1,632,079	2,392,531	(760,452)
ING Pioneer Mid Cap Value Portfolio - Service Class	18,804	20,407	(1,603)	27,093	27,927	(834)
ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	3,783	1,152	2,631	19,664	4,547	15,117
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	11,430,218	600,387	10,829,831	-	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	13,216,984	17,510,563	(4,293,579)	8,658,513	6,099,671	2,558,842
ING T. Rowe Price Equity Income Portfolio - Adviser Class	10,765	14,203	(3,438)	30,214	19,911	10,303
ING T. Rowe Price Equity Income Portfolio - Service Class	3,724,306	4,315,386	(591,080)	1,417,824	1,693,804	(275,980)
ING T. Rowe Price International Stock Portfolio - Adviser Class	1,487	956	531	2,172	571	1,601
ING T. Rowe Price International Stock Portfolio - Service Class	142,591	179,649	(37,058)	199,414	213,436	(14,022)
ING Templeton Global Growth Portfolio - Institutional Class	27,243	28,273	(1,030)	15,342	13,885	1,457
ING Templeton Global Growth Portfolio - Service Class	124,975	104,939	20,036	224,056	181,115	42,941
ING U.S. Stock Index Portfolio - Institutional Class	122,251	120,297	1,954	103,395	44,402	58,993
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	12,048,164	14,604,104	(2,555,940)	12,927,417	12,756,153	171,264

	Year Ended December 31					
	2012			**2011**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Mutual Funds:						
ING Global Real Estate Fund - Class A	4,521	3,830	691	2,102	870	1,232
ING International Capital Appreciation Fund - Class I	-	184	(184)	784	1,370	(586)
ING International SmallCap Fund - Class A	14,320	68,209	(53,889)	14,785	36,931	(22,146)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	519	1,047	(528)	3,671	807	2,864
ING American Century Small-Mid Cap Value Portfolio - Initial Class	819,341	45,373	773,968	494	15	479
ING American Century Small-Mid Cap Value Portfolio - Service Class	1,960,296	2,287,656	(327,360)	798,721	807,683	(8,962)
ING Baron Growth Portfolio - Adviser Class	2,196	5,369	(3,173)	9,563	12,264	(2,701)
ING Baron Growth Portfolio - Service Class	2,878,411	3,521,897	(643,486)	1,947,175	2,032,531	(85,356)
ING Columbia Small Cap Value II Portfolio - Adviser Class	2,270	974	1,296	36,182	13,749	22,433
ING Columbia Small Cap Value II Portfolio - Service Class	123,126	142,152	(19,026)	350,253	268,426	81,827
ING Davis New York Venture Portfolio - Service Class	165,045	242,395	(77,350)	192,362	305,032	(112,670)
ING Fidelity® VIP Mid Cap Portfolio - Service Class	555,082	810,362	(255,280)	225,045	616,337	(391,292)
ING Global Bond Portfolio - Adviser Class	2,107	5,671	(3,564)	2,663	7,749	(5,086)
ING Global Bond Portfolio - Initial Class	2,641,014	3,622,441	(981,427)	4,000,136	4,251,527	(251,391)
ING Global Bond Portfolio - Service Class	73,376	47,659	25,717	121,701	139,022	(17,321)
ING Growth and Income Core Portfolio - Adviser Class	2,098	5,499	(3,401)	44,733	17,127	27,606
ING Growth and Income Core Portfolio - Initial Class	331,076	851,173	(520,097)	890,698	1,171,010	(280,312)
ING Index Solution 2015 Portfolio - Initial Class	18,887	124	18,763	891	-	891
ING Index Solution 2015 Portfolio - Service Class	17,022	3,437	13,585	41,746	2,413	39,333
ING Index Solution 2015 Portfolio - Service 2 Class	29,876	20,722	9,154	39,861	29,740	10,121
ING Index Solution 2025 Portfolio - Initial Class	55,762	29,723	26,039	5,946	-	5,946
ING Index Solution 2025 Portfolio - Service Class	2,528	84	2,444	13,767	12,000	1,767
ING Index Solution 2025 Portfolio - Service 2 Class	113,272	88,106	25,166	101,430	55,060	46,370
ING Index Solution 2035 Portfolio - Initial Class	36,127	15,169	20,958	3,566	462	3,104
ING Index Solution 2035 Portfolio - Service Class	5,887	182	5,705	15,139	10,109	5,030
ING Index Solution 2035 Portfolio - Service 2 Class	78,051	75,337	2,714	90,551	44,279	46,272

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Index Solution 2045 Portfolio - Initial Class	2,781	1,021	1,760	1,217	-	1,217
ING Index Solution 2045 Portfolio - Service Class	925	14	911	1,486	17	1,469
ING Index Solution 2045 Portfolio - Service 2 Class	71,396	52,330	19,066	50,563	18,046	32,517
ING Index Solution 2055 Portfolio - Initial Class	1,721	124	1,597	35	-	35
ING Index Solution 2055 Portfolio - Service Class	11,769	1,516	10,253	7,450	1,848	5,602
ING Index Solution 2055 Portfolio - Service 2 Class	3,849	1,303	2,546	5,660	862	4,798
ING Index Solution Income Portfolio - Service Class	32,409	-	32,409	56,971	5,760	51,211
ING Index Solution Income Portfolio - Service 2 Class	17,815	15,686	2,129	3,857	1,676	2,181
ING Invesco Van Kampen Comstock Portfolio - Adviser Class	1,967	3,238	(1,271)	3,233	3,387	(154)
ING Invesco Van Kampen Comstock Portfolio - Service Class	446,592	847,723	(401,131)	607,096	941,170	(334,074)
ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class	917	2,007	(1,090)	14,297	2,776	11,521
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	1,719,834	3,196,512	(1,476,678)	3,230,645	4,541,528	(1,310,883)
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	1,088	606	482	1,364	855	509
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	1,289	2,587	(1,298)	4,337	10,335	(5,998)
ING JPMorgan Mid Cap Value Portfolio - Initial Class	90,643	1,038	89,605	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Service Class	576,821	385,377	191,444	386,702	417,534	(30,832)
ING Oppenheimer Global Portfolio - Adviser Class	2,291	3,819	(1,528)	11,592	4,855	6,737
ING Oppenheimer Global Portfolio - Initial Class	3,853,300	7,723,403	(3,870,103)	5,014,563	8,223,514	(3,208,951)
ING Oppenheimer Global Portfolio - Service Class	8,904	6,074	2,830	7,423	3,859	3,564
ING PIMCO Total Return Portfolio - Adviser Class	8,610	14,681	(6,071)	80,738	42,289	38,449
ING PIMCO Total Return Portfolio - Initial Class	27,947	6,223	21,724	7,652	67	7,585
ING PIMCO Total Return Portfolio - Service Class	4,884,316	4,446,517	437,799	5,362,700	5,384,576	(21,876)
ING Pioneer High Yield Portfolio - Initial Class	704,247	627,449	76,798	968,504	863,802	104,702
ING Pioneer High Yield Portfolio - Service Class	23,381	22,583	798	19,735	17,773	1,962
ING Solution 2015 Portfolio - Adviser Class	-	1,366	(1,366)	33,488	7,037	26,451
ING Solution 2015 Portfolio - Initial Class	128,792	4,476	124,316	-	-	-
ING Solution 2015 Portfolio - Service Class	1,595,848	1,556,098	39,750	1,868,878	1,636,193	232,685
ING Solution 2015 Portfolio - Service 2 Class	536,560	922,271	(385,711)	706,826	762,808	(55,982)
ING Solution 2025 Portfolio - Adviser Class	753	1,523	(770)	7,271	2,677	4,594
ING Solution 2025 Portfolio - Initial Class	50,607	292	50,315	-	-	-
ING Solution 2025 Portfolio - Service Class	2,154,944	1,629,991	524,953	2,503,508	1,694,726	808,782
ING Solution 2025 Portfolio - Service 2 Class	683,477	1,191,591	(508,114)	745,378	726,430	18,948

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Solution 2035 Portfolio - Adviser Class	219	10,271	(10,052)	12,311	14,293	(1,982)
ING Solution 2035 Portfolio - Initial Class	124,886	194	124,692	-	-	-
ING Solution 2035 Portfolio - Service Class	2,207,545	1,456,918	750,627	2,399,857	1,485,358	914,499
ING Solution 2035 Portfolio - Service 2 Class	726,263	1,005,253	(278,990)	622,211	603,092	19,119
ING Solution 2045 Portfolio - Adviser Class	44	1,310	(1,266)	4,229	434	3,795
ING Solution 2045 Portfolio - Initial Class	89,495	12,562	76,933	-	-	-
ING Solution 2045 Portfolio - Service Class	1,861,735	1,348,567	513,168	1,894,220	1,147,485	746,735
ING Solution 2045 Portfolio - Service 2 Class	490,131	777,390	(287,259)	435,737	409,744	25,993
ING Solution 2055 Portfolio - Initial Class	9,827	-	9,827	-	-	-
ING Solution 2055 Portfolio - Service Class	234,581	93,240	141,341	191,599	80,464	111,135
ING Solution 2055 Portfolio - Service 2 Class	28,883	17,479	11,404	17,375	8,707	8,668
ING Solution Growth Portfolio - Service Class	69,871	43,691	26,180	98,395	36,165	62,230
ING Solution Income Portfolio - Adviser Class	-	5,700	(5,700)	14,120	72,389	(58,269)
ING Solution Income Portfolio - Initial Class	192,980	-	192,980	-	-	-
ING Solution Income Portfolio - Service Class	506,672	637,329	(130,657)	525,658	424,762	100,896
ING Solution Income Portfolio - Service 2 Class	85,606	153,525	(67,919)	152,073	369,335	(217,262)
ING Solution Moderate Portfolio - Service Class	107,191	86,576	20,615	101,108	42,837	58,271
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	1,588	2,024	(436)	3,011	4,768	(1,757)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	2,004,593	3,976,514	(1,971,921)	2,987,974	4,455,573	(1,467,599)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	14,836	18,794	(3,958)	12,421	8,632	3,789
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	3,373	12,112	(8,739)	18,295	21,090	(2,795)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	3,623,596	3,346,796	276,800	1,836,940	2,279,039	(442,099)
ING T. Rowe Price Growth Equity Portfolio - Service Class	45,715	25,790	19,925	60,573	55,997	4,576
ING Templeton Foreign Equity Portfolio - Adviser Class	6,489	3,941	2,548	42,657	20,292	22,365
ING Templeton Foreign Equity Portfolio - Initial Class	3,997,550	2,632,117	1,365,433	1,320,471	2,097,122	(776,651)
ING Templeton Foreign Equity Portfolio - Service Class	37,814	21,462	16,352	7,170	6,217	953
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	79	1,696	(1,617)	2,196	1,186	1,010
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	298,585	774,879	(476,294)	367,446	1,005,809	(638,363)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	684	1,018	(334)	246	-	246

		Year Ended December 31				
		2012			**2011**	
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Series Fund, Inc.:						
ING Core Equity Research Fund - Class A	5,079	6,868	(1,789)	12,973	13,552	(579)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	462,005	583,913	(121,908)	588,721	545,084	43,637
ING Strategic Allocation Growth Portfolio - Class I	535,864	828,605	(292,741)	721,640	796,849	(75,209)
ING Strategic Allocation Moderate Portfolio - Class I	748,449	968,717	(220,268)	893,158	1,047,207	(154,049)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	2,095	19,964	(17,869)	34,567	7,934	26,633
ING Growth and Income Portfolio - Class I	1,864,713	7,232,016	(5,367,303)	3,234,740	8,466,661	(5,231,921)
ING Growth and Income Portfolio - Class S	608,021	812,449	(204,428)	746,696	150,865	595,831
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 7	-	93,937	(93,937)	-	41,033	(41,033)
ING GET U.S. Core Portfolio - Series 8	-	32,510	(32,510)	-	1,222	(1,222)
ING GET U.S. Core Portfolio - Series 9	-	9,624	(9,624)	-	3,652	(3,652)
ING GET U.S. Core Portfolio - Series 10	-	4,592	(4,592)	-	1,543	(1,543)
ING GET U.S. Core Portfolio - Series 11	-	2,390	(2,390)	-	8	(8)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	-	67	(67)	262	-	262
ING BlackRock Science and Technology Opportunities Portfolio - Class I	2,266,985	3,099,304	(832,319)	3,845,670	3,644,092	201,578
ING Index Plus LargeCap Portfolio - Class I	1,493,118	2,945,083	(1,451,965)	1,908,535	3,425,158	(1,516,623)
ING Index Plus LargeCap Portfolio - Class S	2,806	8,454	(5,648)	6,678	3,138	3,540
ING Index Plus MidCap Portfolio - Class I	2,848,417	3,864,188	(1,015,771)	2,206,087	3,194,471	(988,384)
ING Index Plus MidCap Portfolio - Class S	3,212	8,325	(5,113)	3,850	20,710	(16,860)
ING Index Plus SmallCap Portfolio - Class I	1,021,367	1,743,724	(722,357)	1,187,003	1,837,098	(650,095)
ING Index Plus SmallCap Portfolio - Class S	2,033	4,264	(2,231)	8,484	5,753	2,731
ING International Index Portfolio - Class I	596,218	593,093	3,125	652,390	642,818	9,572
ING International Index Portfolio - Class S	10	225	(215)	1,759	2,148	(389)
ING Russell™ Large Cap Growth Index Portfolio - Class I	328,006	148,739	179,267	250,605	157,536	93,069

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Portfolios, Inc. (continued):						
ING Russell™ Large Cap Growth Index Portfolio - Class S	36,515	41,596	(5,081)	47,175	43,117	4,058
ING Russell™ Large Cap Index Portfolio - Class I	1,422,438	726,377	696,061	666,388	447,636	218,752
ING Russell™ Large Cap Index Portfolio - Class S	3,677	331	3,346	-	35	(35)
ING Russell™ Large Cap Value Index Portfolio - Class I	4,404	1,478	2,926	4,635	1,581	3,054
ING Russell™ Large Cap Value Index Portfolio - Class S	130,689	81,565	49,124	145,739	110,586	35,153
ING Russell™ Mid Cap Growth Index Portfolio - Class S	143,041	153,238	(10,197)	201,408	156,834	44,574
ING Russell™ Mid Cap Index Portfolio - Class I	2,104,354	879,247	1,225,107	418,472	270,989	147,483
ING Russell™ Small Cap Index Portfolio - Class I	731,375	329,820	401,555	461,382	295,679	165,703
ING Small Company Portfolio - Class I	744,340	1,078,339	(333,999)	891,207	1,216,714	(325,507)
ING Small Company Portfolio - Class S	1,283	1,431	(148)	3,269	245	3,024
ING U.S. Bond Index Portfolio - Class I	676,131	532,536	143,595	724,398	407,676	316,722
ING Variable Products Trust:						
ING International Value Portfolio - Class I	2,501,787	3,424,829	(923,042)	940,040	1,721,098	(781,058)
ING International Value Portfolio - Class S	1,704	4,501	(2,797)	3,371	4,711	(1,340)
ING MidCap Opportunities Portfolio - Class I	1,174,727	500,342	674,385	1,207,850	646,052	561,798
ING MidCap Opportunities Portfolio - Class S	46,405	88,765	(42,360)	66,193	99,938	(33,745)
ING SmallCap Opportunities Portfolio - Class I	777,668	483,236	294,432	1,173,326	1,057,523	115,803
ING SmallCap Opportunities Portfolio - Class S	368	1,547	(1,179)	1,327	10,320	(8,993)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	291	166	125	502	3,385	(2,883)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	1,636	2,038	(402)	638	1,936	(1,298)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	190	1,208	(1,018)	596	784	(188)
Janus Aspen Series Janus Portfolio - Institutional Shares	385	219	166	133	1,264	(1,131)
Janus Aspen Series Worldwide Portfolio - Institutional Shares	826	845	(19)	701	2,386	(1,685)
JPMorgan Trust II:						
JPMorgan Government Bond Fund - Select Class	966	1	965	-	-	-
The Lazard Funds, Inc.:						
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	713,029	593,589	119,440	319,194	154,166	165,028

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
LKCM Funds:						
LKCM Aquinas Growth Fund	3,634	1,967	1,667	24,980	23,598	1,382
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	317,956	147,757	170,199	426,317	171,051	255,266
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund, Inc. - Class A	9,570	8,962	608	6,620	2,549	4,071
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	794	256	538	4,680	186	4,494
Lord Abbett Mid-Cap Stock Fund, Inc.:						
Lord Abbett Mid-Cap Stock Fund, Inc. - Class A	25,682	64,596	(38,914)	70,508	73,959	(3,451)
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small-Cap Value Fund - Class A	4,580	7,532	(2,952)	26,472	55,454	(28,982)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	10,434	1,948	8,486	5,471	1,620	3,851
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	2,105,814	2,584,195	(478,381)	1,618,785	1,811,827	(193,042)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	34,696	4,158	30,538	-	-	-
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	41,546	25,747	15,799	27,552	23,357	4,195
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund® - Trust Class	6,086	4,362	1,724	5,514	35	5,479
Neuberger Berman Socially Responsive Fund® - Trust Class	249,950	472,913	(222,963)	693,763	352,421	341,342
New Perspective Fund®, Inc.:						
New Perspective Fund®, Inc. - Class R-3	57,483	171,732	(114,249)	106,824	137,030	(30,206)
New Perspective Fund®, Inc. - Class R-4	2,373,994	1,942,250	431,744	1,214,021	1,182,941	31,080
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	48,708	42,937	5,771	12,403	16,627	(4,224)

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	1,360,369	1,801,873	(441,504)	1,258,395	1,364,201	(105,806)
Oppenheimer Developing Markets Fund - Class Y	3,385,861	137,536	3,248,325	-	-	-
Oppenheimer Gold & Special Minerals Fund:						
Oppenheimer Gold & Special Minerals Fund - Class A	2,804	1,955	849	2,807	4,409	(1,602)
Oppenheimer International Bond Fund:						
Oppenheimer International Bond Fund - Class A	8,544	10,109	(1,565)	8,520	771	7,749
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities Fund/VA	271	1,127	(856)	476	2,767	(2,291)
Oppenheimer Global Strategic Income Fund/VA	23	489	(466)	246	595	(349)
Oppenheimer Main Street Fund®/VA	7	819	(812)	-	926	(926)
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	182,436	175,408	7,028	218,051	270,198	(52,147)
Oppenheimer Small- & Mid-Cap Growth Fund/VA	3,344	676	2,668	-	464	(464)
Parnassus Income Funds:						
Parnassus Equity Income Fund - Investor Shares	56,142	162	55,980	2,997	-	2,997
Pax World Funds Series Trust I:						
Pax World Balanced Fund - Individual Investor Class	648,309	1,109,169	(460,860)	674,437	992,935	(318,498)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	7,939,234	5,360,948	2,578,286	5,687,875	3,878,698	1,809,177
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y	113,259	2,560	110,699	-	-	-
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	49,789	219,656	(169,867)	129,379	164,025	(34,646)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	106,789	5,311	101,478	22,477	163	22,314
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	469,378	887,029	(417,651)	774,618	1,293,891	(519,273)
Pioneer High Yield VCT Portfolio - Class I	514,040	462,880	51,160	609,893	537,946	71,947
Pioneer Mid Cap Value VCT Portfolio - Class I	-	7	(7)	7	-	7

| | **Year Ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
RiverSource® Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class K	293,676	243,332	50,344	427,205	327,715	99,490
Columbia Diversified Equity Income Fund - Class R4	5,809	4,833	976	1,425	11,122	(9,697)
The Royce Fund:						
Royce Total Return Fund - Class K	179	90	89	3	-	3
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	364,129	373,316	(9,187)	506,249	422,821	83,428
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	5,500	3,360	2,140	22,130	31,238	(9,108)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	5,070	3,279	1,791	4,348	2,876	1,472
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	22,080	29,530	(7,450)	56,362	46,312	10,050
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	3,638,576	131,445	3,507,131	-	-	-
Templeton Global Bond Fund - Class A	2,976,521	4,055,644	(1,079,123)	3,398,232	3,032,077	366,155
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	3,459	5,895	(2,436)	5,386	19	5,367
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	1,020,359	509,694	510,665	761,742	210,142	551,600
Van Kampen Equity Trust II:						
Invesco Van Kampen American Franchise Fund - Class I Shares	799,175	97,178	701,997	-	-	-
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	237	778	(541)	279	813	(534)
Equity Income Portfolio	12,746	9,368	3,378	3,888	2,399	1,489
Small Company Growth Portfolio	547	5,463	(4,916)	3,823	5,230	(1,407)
The Victory Portfolios:						
Victory Small Company Opportunity Fund - Class R	926	120	806	110	-	110
Wanger Advisors Trust:						
Wanger International	1,884,798	1,522,652	362,146	1,331,698	1,027,764	303,934
Wanger Select	1,455,262	2,054,625	(599,363)	1,615,339	2,027,808	(412,469)
Wanger USA	2,142,008	1,646,399	495,609	1,285,069	878,753	406,316

| | **Year ended December 31** | | | | | |
| | **2012** | | | **2011** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Washington Mutual Investors Fund^{SM}, Inc.:						
Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	113,020	156,742	(43,722)	167,382	195,225	(27,843)
Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	1,506,976	1,712,256	(205,280)	1,751,765	1,711,423	40,342
Wells Fargo Funds Trust:						
Wells Fargo Advantage Small Cap Value Fund - Class A	2,486	1,368	1,118	1,482	1,465	17
Wells Fargo Advantage Special Small Cap Value Fund - Class A	549,994	787,628	(237,634)	731,511	1,052,948	(321,437)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A													
2012	314	$13.63	to	$16.93	$	4,552	0.51%	0.00%	to	1.70%	8.48%	to	10.43%
2011	371	$12.54	to	$15.49	$	4,891	-	0.00%	to	1.70%	-7.81%	to	-6.25%
2010	361	$13.57	to	$16.69	$	5,115	0.08%	0.00%	to	1.70%	10.66%	to	12.54%
2009	179	$12.24	to	$14.98	$	2,312	0.16%	0.00%	to	1.60%	28.13%	to	29.73%
2008	23	$9.81	to	$11.62	$	232	0.80%	0.30%	to	1.60%	-28.60%	to	-27.91%
Invesco Small Cap Growth Fund - Class A													
2012	2		$16.58		$	26	-		1.00%			17.17%	
2011	2		$14.15		$	32	-		1.00%			-2.28%	
2010	3		$14.48		$	42	-		1.00%			25.04%	
2009	3		$11.58		$	31	-		1.00%			33.26%	
2008	2		$8.69		$	20	-		1.00%			-39.40%	
Invesco International Growth Fund - Class R5													
2012	3		$10.24		$	30	(e)		0.95%			(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
2008	(e)		(e)			(e)	(e)		(e)			(e)	
Invesco Endeavor Fund - Class A													
2012	2	$14.15	to	$14.54	$	36	(g)	0.45%	to	1.40%		(g)	
2011	-		$12.26			-	(d)		0.75%			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco Global Health Care Fund - Investor Class													
2012	6	$38.71	to	$41.72	$	234	0.49%	0.50%	to	1.50%	18.96%	to	20.16%
2011	5	$32.54	to	$34.72	$	176	0.56%	0.50%	to	1.50%	3.00%	to	3.49%
2010	6	$31.62	to	$33.40	$	183	-	0.55%	to	1.55%	3.00%	to	4.05%
2009	5	$30.63	to	$32.10	$	164	-	0.55%	to	1.60%	25.43%	to	26.73%
2008	5	$24.42	to	$25.33	$	122	-	0.55%	to	1.60%	-29.52%	to	-28.79%
Invesco Small Cap Value Fund - Class A													
2012	8	$17.69	to	$18.65	$	141	-	0.30%	to	1.75%	20.42%	to	22.13%
2011	5	$14.69	to	$15.27	$	82	-	0.30%	to	1.75%	-9.82%	to	-8.45%
2010	7	$16.29	to	$16.68	$	120	(f)	0.30%	to	1.75%		(f)	
2009	6		$12.91		$	72	(b)		0.45%			(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
Invesco V.I. Core Equity Fund - Series I Shares													
2012	3,096	$9.11	to	$16.08	$	34,682	0.97%	0.00%	to	1.95%	11.59%	to	13.87%
2011	3,494	$8.08	to	$14.19	$	34,790	0.97%	0.00%	to	1.95%		-2.01%	
2010	3,820	$8.17	to	$14.12	$	38,408	0.94%	0.00%	to	1.95%	7.44%	to	9.68%
2009	4,159	$7.53	to	$12.96	$	38,603	1.79%	0.00%	to	1.95%	25.79%	to	28.38%
2008	4,319	$5.93	to	$10.25	$	31,654	2.26%	0.00%	to	1.95%	-31.20%	to	-30.12%
Alger Capital Appreciation Fund - Class A													
2012	35	$13.55	to	$13.93	$	492	(e)	0.25%	to	1.20%		(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
2008	(e)		(e)			(e)	(e)		(e)			(e)	
Alger Green Fund - Class A													
2012	135	$9.35	to	$15.58	$	2,030	0.16%	0.00%	to	1.50%	13.20%	to	14.90%
2011	123	$8.25	to	$13.56	$	1,622	-	0.00%	to	1.50%	-6.66%	to	-5.24%
2010	114	$8.90	to	$14.36	$	1,614	-	0.00%	to	1.50%	7.97%	to	9.57%
2009	91	$8.26	to	$13.24	$	1,064	(b)	0.00%	to	1.50%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AllianceBernstein Growth and Income Fund, Inc. - Class A													
2012	16	$12.65	to	$13.23	$	201	1.07%	0.60%	to	1.10%	16.16%	to	16.87%
2011	16	$10.71	to	$11.32	$	172	1.10%	0.60%	to	1.30%	4.18%	to	4.91%
2010	18	$10.14	to	$10.79	$	191	0.52%	0.60%	to	1.50%	11.39%	to	12.40%
2009	21	$9.07	to	$9.60	$	196	1.17%	0.60%	to	1.55%	19.03%	to	20.15%
2008	19	$7.62	to	$7.94	$	146	2.26%	0.70%	to	1.55%	-41.57%	to	-41.19%
AllianceBernstein Growth and Income Portfolio - Class A													
2012	36	$13.33	to	$13.44	$	476	1.69%	1.15%	to	1.25%	16.11%	to	16.16%
2011	41	$11.48	to	$11.57	$	473	1.29%	1.15%	to	1.25%	5.03%	to	5.18%
2010	42	$10.93	to	$11.11	$	457	-	1.00%	to	1.25%	11.64%	to	12.00%
2009	44	$9.79	to	$9.92	$	434	3.98%	1.00%	to	1.25%	19.39%	to	19.52%
2008	45	$8.20	to	$8.30	$	371	2.17%	1.00%	to	1.25%	-41.39%	to	-41.18%
Allianz NFJ Dividend Value Fund - Class A													
2012	13	$15.74	to	$15.91	$	206	2.60%	0.70%	to	1.00%		12.83%	
2011	13	$13.95	to	$14.03	$	179	2.29%	0.80%	to	1.00%		2.05%	
2010	19	$13.67	to	$13.74	$	258	3.06%	0.70%	to	1.00%		11.96%	
2009	11		$12.21		$	134	(b)		1.00%			(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
Allianz NFJ Large-Cap Value Fund - Institutional Class													
2012	4		$9.00		$	35	2.58%		0.80%			13.21%	
2011	374	$7.95	to	$8.19	$	3,063	2.91%	0.00%	to	0.80%	1.02%	to	1.87%
2010	234	$7.78	to	$8.04	$	1,879	2.62%	0.00%	to	1.25%	11.30%	to	12.76%
2009	165	$6.99	to	$7.13	$	1,179	3.07%	0.00%	to	1.25%	14.78%	to	16.12%
2008	95	$6.09	to	$6.14	$	580	(a)	0.00%	to	1.25%		(a)	
Allianz NFJ Small-Cap Value Fund - Class A													
2012	20	$18.59	to	$20.50	$	400	1.26%	0.55%	to	1.65%	8.52%	to	9.74%
2011	22	$17.13	to	$18.68	$	395	1.51%	0.55%	to	1.65%	0.47%	to	1.52%
2010	22	$17.05	to	$18.40	$	398	1.04%	0.55%	to	1.65%	22.84%	to	24.05%
2009	39	$13.88	to	$14.77	$	563	2.22%	0.60%	to	1.65%	22.70%	to	23.19%
2008	29	$11.64	to	$12.02	$	336	1.27%	0.55%	to	1.20%	-27.34%	to	-27.09%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Amana Growth Fund													
2012	2,780	$11.55	to	$15.64	$	35,389	0.28%	0.00%	to	1.65%	9.54%	to	11.18%
2011	2,411	$10.54	to	$14.07	$	27,822	0.10%	0.00%	to	1.60%	-3.30%	to	-1.81%
2010	1,503	$10.90	to	$14.33	$	18,000	0.03%	0.00%	to	1.65%	14.12%	to	47.13%
2009	546	$9.55	to	$12.44	$	5,651	-	0.00%	to	1.50%		32.34%	
2008	5		$7.36		$	36	(a)		0.05%			(a)	
Amana Income Fund													
2012	3,978	$11.79	to	$15.12	$	51,965	1.71%	0.00%	to	1.65%	-9.31%	to	9.67%
2011	3,336	$10.92	to	$13.94	$	40,417	1.63%	0.00%	to	1.50%	0.45%	to	1.99%
2010	2,466	$10.87	to	$13.81	$	29,407	1.54%	0.00%	to	1.55%	10.51%	to	35.39%
2009	976	$9.83	to	$12.44	$	10,356	1.23%	0.00%	to	1.55%		23.52%	
2008	6		$8.12		$	46	(a)		0.05%			(a)	
American Balanced Fund® - Class R-3													
2012	396	$13.39	to	$15.37	$	5,771	1.67%	0.00%	to	1.55%	12.05%	to	13.85%
2011	446	$11.95	to	$13.50	$	5,726	1.88%	0.00%	to	1.55%	1.96%	to	3.45%
2010	497	$11.72	to	$13.05	$	6,178	1.82%	0.00%	to	1.55%	11.01%	to	12.69%
2009	524	$10.63	to	$11.58	$	5,796	2.47%	0.00%	to	1.45%	18.97%	to	20.75%
2008	439	$8.96	to	$9.59	$	4,066	2.93%	0.00%	to	1.40%	-26.93%	to	-25.95%
American Century Inflation-Adjusted Bond Fund - Investor Class													
2012	4,134	$12.79	to	$13.71	$	54,588	2.39%	0.00%	to	1.90%	4.66%	to	6.69%
2011	3,484	$12.22	to	$12.85	$	43,588	3.98%	0.00%	to	1.90%	10.89%	to	13.02%
2010	1,607	$11.02	to	$11.37	$	17,967	2.49%	0.00%	to	1.90%	3.75%	to	5.47%
2009	846	$10.67	to	$10.78	$	9,060	(b)	0.00%	to	1.65%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
American Century Income & Growth Fund - A Class													
2012	552	$11.52	to	$36.79	$	6,374	1.95%	0.75%	to	1.10%	13.05%	to	13.17%
2011	523	$10.19	to	$31.52	$	5,331	1.36%		1.00%		1.70%	to	1.71%
2010	509	$10.02	to	$30.99	$	5,100	1.15%		1.00%		12.69%	to	12.71%
2009	523	$8.89	to	$27.50	$	4,656	1.84%		1.00%		16.36%	to	16.43%
2008	484	$7.64	to	$23.62	$	3,705	1.55%		1.00%		-35.46%	to	-35.42%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
American Funds American Mutual Fund® - Class R-4													
2012	5	$11.58	to	$11.74	$	61	2.99%	0.75%	to	1.40%	10.60%	to	11.39%
2011	1	$10.47	to	$10.54	$	6	(d)	0.75%	to	1.40%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
Ariel Appreciation Fund - Investor Class													
2012	59	$13.38	to	$15.02	$	866	0.91%	0.60%	to	1.90%	17.06%	to	18.64%
2011	55	$11.43	to	$12.66	$	679	0.40%	0.60%	to	1.90%	-9.07%	to	-8.08%
2010	62	$12.40	to	$13.61	$	833	-	0.75%	to	2.10%	17.20%	to	18.76%
2009	55	$10.58	to	$11.46	$	622	0.20%	0.75%	to	2.10%	59.58%	to	61.70%
2008	57	$6.63	to	$7.09	$	395	0.62%	0.75%	to	2.10%	-41.99%	to	-41.32%
Ariel Fund - Investor Class													
2012	258	$11.93	to	$18.86	$	3,328	0.97%	0.00%	to	1.90%	18.22%	to	20.37%
2011	286	$10.06	to	$15.99	$	3,064	0.25%	0.00%	to	1.70%	-12.80%	to	-11.35%
2010	202	$11.52	to	$17.82	$	2,518	-	0.00%	to	2.10%	23.35%	to	25.12%
2009	124	$9.68	to	$10.51	$	1,271	-	0.70%	to	2.10%	60.42%	to	62.23%
2008	101	$6.14	to	$6.51	$	638	1.36%	0.60%	to	1.80%	-49.17%	to	-48.54%
Artisan International Fund - Investor Shares													
2012	537	$9.00	to	$15.91	$	5,043	1.43%	0.00%	to	1.50%	23.46%	to	25.32%
2011	354	$7.29	to	$12.80	$	2,674	1.43%	0.00%	to	1.50%	-8.65%	to	-7.23%
2010	306	$7.98	to	$13.98	$	2,510	0.92%	0.00%	to	1.50%	4.44%	to	5.87%
2009	233	$7.64	to	$13.31	$	1,829	1.95%	0.00%	to	1.50%	37.66%	to	39.75%
2008	57	$5.55	to	$5.82	$	324	(a)	0.00%	to	1.50%		(a)	
Aston/Fairpointe Mid Cap Fund - Class N													
2012	712	$9.93	to	$12.85	$	8,892	1.09%	0.00%	to	1.50%	14.67%	to	16.39%
2011	512	$10.77	to	$11.04	$	5,556	0.24%	0.00%	to	1.50%	-7.87%	to	-6.79%
2010	249	$11.69	to	$11.79	$	2,925	(c)	0.25%	to	1.50%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
BlackRock Equity Dividend Fund - Investor A Shares													
2012	74	$13.39	to	$14.01	$	1,014	2.40%	0.10%	to	1.65%	10.52%	to	11.69%
2011	39	$12.26	to	$12.49	$	487	2.09%	0.25%	to	1.25%		4.75%	
2010	15		$11.80		$	183	(c)		0.80%			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares													
2012	556	$17.00	to	$17.96	$	9,764	0.37%	0.00%	to	1.50%	11.48%	to	13.17%
2011	478	$15.25	to	$15.91	$	7,480	0.42%	0.00%	to	1.50%	-2.06%	to	-0.56%
2010	285	$15.57	to	$16.16	$	4,516	-	0.00%	to	1.50%	24.01%	to	25.18%
2009	21	$12.58	to	$12.99	$	263	(b)	0.40%	to	1.40%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
The Bond Fund of America[SM], Inc. - Class R-4													
2012	942	$11.36	to	$12.18	$	10,954	2.62%	0.00%	to	1.50%	4.32%	to	5.91%
2011	831	$10.89	to	$11.50	$	9,219	3.28%	0.00%	to	1.50%	4.91%	to	6.48%
2010	780	$10.38	to	$10.80	$	8,210	4.03%	0.00%	to	1.50%	5.70%	to	7.25%
2009	604	$9.82	to	$10.07	$	5,982	4.37%	0.00%	to	1.50%	13.13%	to	14.82%
2008	222	$8.68	to	$8.77	$	1,929	(a)	0.00%	to	1.50%		(a)	
Calvert VP SRI Balanced Portfolio													
2012	1,973	$10.64	to	$35.53	$	46,174	1.25%	0.00%	to	1.50%	8.85%	to	10.41%
2011	2,054	$9.72	to	$32.50	$	44,041	1.30%	0.00%	to	1.50%	2.98%	to	4.61%
2010	2,182	$9.38	to	$31.39	$	45,223	1.41%	0.00%	to	1.50%	10.42%	to	12.09%
2009	2,270	$8.44	to	$28.29	$	42,394	2.14%	0.00%	to	1.50%	23.43%	to	25.38%
2008	2,367	$6.80	to	$22.80	$	35,890	2.51%	0.00%	to	1.95%	-32.37%	to	-31.38%
Capital World Growth & Income Fund[SM], Inc. - Class R-3													
2012	35	$14.48	to	$15.15	$	513	2.16%	0.00%	to	1.25%	17.34%	to	18.52%
2011	33	$12.34	to	$12.69	$	415	2.06%	0.20%	to	1.25%	-9.00%	to	-8.04%
2010	27	$13.56	to	$13.80	$	363	2.65%	0.20%	to	1.25%	6.85%	to	6.85%
2009	1	$12.84	to	$12.85	$	14	(b)	0.50%	to	0.55%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Cohen & Steers Realty Shares													
2012	197	$10.76	to	$11.03	$	2,138	2.49%	0.00%	to	1.50%	13.98%	to	15.46%
2011	71	$9.44	to	$9.52	$	677	(d)	0.25%	to	1.50%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
Columbia[SM] Acorn Fund® - Class A													
2012	6	$14.30	to	$14.53	$	85	-	0.90%	to	1.45%	15.88%	to	16.52%
2011	6	$12.34	to	$12.47	$	69	-	0.90%	to	1.45%		-5.98%	
2010	1	$13.20	to	$13.23	$	9	(c)	0.95%	to	1.15%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
Columbia[SM] Acorn Fund® - Class Z													
2012	3		$11.93		$	39	-		1.25%			16.50%	
2011	1,012	$10.24	to	$10.72	$	10,848	0.32%	0.00%	to	1.25%	-5.80%	to	-4.63%
2010	631	$10.87	to	$11.24	$	7,095	0.17%	0.00%	to	1.25%	24.37%	to	26.01%
2009	275	$8.74	to	$8.92	$	2,451	0.31%	0.00%	to	1.25%	37.85%	to	39.59%
2008	126	$6.34	to	$6.39	$	807	(a)	0.00%	to	1.25%		(a)	
Columbia Mid Cap Value Fund - Class A													
2012	388	$10.32	to	$10.98	$	4,121	0.76%	0.25%	to	1.60%	14.67%	to	16.22%
2011	413	$9.00	to	$9.45	$	3,805	0.57%	0.25%	to	1.60%	-5.74%	to	-4.55%
2010	399	$9.54	to	$9.90	$	3,877	1.20%	0.25%	to	1.65%	21.09%	to	22.68%
2009	371	$7.90	to	$8.11	$	2,961	0.84%	0.00%	to	1.60%	30.15%	to	32.30%
2008	258	$6.07	to	$6.13	$	1,575	(a)	0.00%	to	1.55%		(a)	
Columbia Mid Cap Value Fund - Class Z													
2012	-		$10.84		$	1	0.75%		0.80%			15.94%	
2011	557	$9.35	to	$9.63	$	5,363	1.04%	0.00%	to	0.80%	-4.79%	to	-3.99%
2010	273	$9.82	to	$10.03	$	2,739	1.48%	0.00%	to	0.80%	22.14%	to	23.22%
2009	161	$8.04	to	$8.14	$	1,314	1.07%	0.00%	to	0.80%	31.59%	to	32.57%
2008	91	$6.11	to	$6.14	$	561	(a)	0.00%	to	0.80%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
CRM Mid Cap Value Fund - Investor Shares												
2012	15	$14.83	to	$15.55	$ 232	0.89%	0.45%	to	1.75%	15.93%	to	17.09%
2011	16	$12.93	to	$13.28	$ 216	0.46%	0.45%	to	1.45%	-8.33%	to	-7.59%
2010	16	$14.11	to	$14.37	$ 223	0.68%	0.45%	to	1.55%	17.78%	to	18.08%
2009	6	$12.15	to	$12.17	$ 70	(b)	0.45%	to	0.70%	(b)		
2008	(b)	(b)			(b)	(b)	(b)			(b)		
Delaware Diversified Income Fund - Class A												
2012	79	$10.10			$ 801	(e)	0.95%			(e)		
2011	(e)	(e)			(e)	(e)	(e)			(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
Dodge & Cox International Stock Fund												
2012	19	$11.48	to	$11.88	$ 224	2.78%	0.75%	to	1.95%	18.85%	to	20.12%
2011	14	$9.69	to	$9.89	$ 136	4.29%	0.75%	to	1.85%	-		
2010	-	$11.80			$ 4	(c)	1.35%			(c)		
2009	(c)	(c)			(c)	(c)	(c)			(c)		
2008	(c)	(c)			(c)	(c)	(c)			(c)		
Dodge & Cox Stock Fund												
2012	2	$12.99	to	$13.16	$ 28	(g)	1.35%	to	1.80%	(g)		
2011	2	$10.86	to	$10.98	$ 24	(d)	1.15%	to	1.70%	(d)		
2010	(d)	(d)			(d)	(d)	(d)			(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
DWS Equity 500 Index Fund - Class S												
2012	31	$15.62			$ 491	2.02%	1.00%			14.43%		
2011	29	$13.65			$ 400	1.86%	1.00%			0.89%		
2010	26	$13.53			$ 351	1.67%	1.00%			13.79%		
2009	21	$11.89			$ 247	1.93%	1.00%			25.03%		
2008	18	$9.51			$ 168	2.02%	1.00%			-37.72%		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Eaton Vance Large-Cap Value Fund - Class R													
2012	7	$14.13	to	$14.69	$	98	1.39%	0.20%	to	1.25%	14.04%	to	15.31%
2011	4	$12.29	to	$12.74	$	46	2.38%	0.20%	to	1.55%	-5.26%	to	-4.93%
2010	3	$13.20	to	$13.40	$	38	-	0.20%	to	1.10%	9.09%	to	9.17%
2009	1		$12.21		$	13	(b)	0.50%	to	0.55%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
EuroPacific Growth Fund® - Class R-3													
2012	494	$16.16	to	$18.56	$	8,750	1.35%	0.00%	to	1.55%	17.02%	to	18.90%
2011	649	$13.81	to	$15.61	$	9,736	1.18%	0.00%	to	1.55%	-15.17%	to	-13.85%
2010	742	$16.06	to	$18.12	$	12,954	1.19%	0.00%	to	1.75%	7.21%	to	9.09%
2009	721	$14.98	to	$16.61	$	11,577	1.76%	0.00%	to	1.75%	36.31%	to	38.65%
2008	622	$10.99	to	$11.98	$	7,252	1.89%	0.00%	to	1.75%	-41.76%	to	-40.69%
EuroPacific Growth Fund® - Class R-4													
2012	15,728	$8.91	to	$18.86	$	268,614	1.82%	0.00%	to	1.50%	17.44%	to	19.23%
2011	16,297	$7.54	to	$15.82	$	235,342	1.54%	0.00%	to	1.50%	-14.91%	to	-13.60%
2010	16,595	$8.81	to	$18.31	$	279,835	1.48%	0.00%	to	1.50%	7.74%	to	9.40%
2009	15,890	$8.12	to	$16.80	$	247,037	2.00%	0.00%	to	1.50%	37.08%	to	39.25%
2008	13,832	$5.88	to	$12.16	$	155,758	2.22%	0.00%	to	1.50%	-41.44%	to	-40.56%
Fidelity® Advisor New Insights Fund - Institutional Class													
2012	34	$13.44	to	$14.06	$	465	-	0.40%	to	1.95%	14.15%	to	15.72%
2011	22	$11.82	to	$12.15	$	259	-	0.40%	to	1.85%		-	
2010	3	$12.21	to	$12.24	$	38	(c)	0.90%	to	1.15%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2012	11,678	$9.38	to	$32.52	$	264,552	3.11%	0.00%	to	1.95%	15.02%	to	17.37%
2011	13,226	$8.07	to	$28.04	$	256,279	2.48%	0.00%	to	1.95%	-0.94%	to	1.01%
2010	14,409	$8.06	to	$28.09	$	280,318	1.76%	0.00%	to	2.15%	12.73%	to	15.25%
2009	15,503	$7.06	to	$24.68	$	263,715	2.20%	0.00%	to	2.15%	27.38%	to	30.20%
2008	16,023	$5.46	to	$19.17	$	213,311	2.47%	0.00%	to	2.15%	-43.84%	to	-42.62%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class													
2012	11,796	$9.10	to	$30.59	$	225,077	0.62%	0.00%	to	1.75%	12.69%	to	14.70%
2011	12,717	$8.01	to	$26.98	$	214,512	0.38%	0.00%	to	1.80%	-1.49%	to	0.18%
2010	13,207	$8.07	to	$27.24	$	225,726	0.34%	0.00%	to	1.85%	21.91%	to	24.36%
2009	13,653	$6.55	to	$22.19	$	190,848	0.43%	0.00%	to	1.85%	25.83%	to	28.29%
2008	14,257	$5.14	to	$17.49	$	159,095	0.83%	0.00%	to	1.85%	-48.12%	to	-47.17%
Fidelity® VIP High Income Portfolio - Initial Class													
2012	852	$14.20	to	$15.24	$	12,167	6.21%	0.95%	to	1.50%	12.56%	to	13.15%
2011	770	$12.55	to	$13.54	$	9,729	6.80%	0.95%	to	1.50%	2.42%	to	3.04%
2010	812	$12.18	to	$13.22	$	9,957	7.77%	0.95%	to	1.50%	12.13%	to	12.78%
2009	828	$10.80	to	$11.79	$	9,003	9.19%	0.95%	to	1.50%	41.88%	to	42.48%
2008	657	$7.58	to	$8.31	$	5,016	8.83%	0.95%	to	1.50%	-26.13%	to	-25.69%
Fidelity® VIP Overseas Portfolio - Initial Class													
2012	1,924	$7.61	to	$20.76	$	29,379	1.91%	0.00%	to	1.50%	18.92%	to	20.83%
2011	2,181	$6.36	to	$17.19	$	27,985	1.44%	0.00%	to	1.50%	-18.39%	to	-17.16%
2010	2,316	$7.74	to	$20.75	$	36,340	1.31%	0.00%	to	1.50%	11.42%	to	13.20%
2009	2,527	$6.90	to	$18.33	$	35,651	2.07%	0.00%	to	1.50%	24.57%	to	26.52%
2008	2,600	$5.50	to	$14.49	$	29,665	2.56%	0.00%	to	1.50%	-44.66%	to	-43.84%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2012	36,247	$9.84	to	$41.86	$	1,085,469	1.39%	0.00%	to	1.95%	14.15%	to	16.42%
2011	37,831	$8.53	to	$36.35	$	988,331	1.03%	0.00%	to	1.95%	-4.39%	to	-2.54%
2010	38,963	$8.83	to	$37.67	$	1,058,819	1.19%	0.00%	to	2.15%	14.74%	to	17.37%
2009	40,206	$7.59	to	$32.46	$	970,509	1.37%	0.00%	to	2.15%	32.82%	to	35.75%
2008	39,866	$5.64	to	$24.16	$	722,264	1.02%	0.00%	to	2.15%	-43.75%	to	-29.20%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2012	3,845	$29.93	to	$30.12	$	115,759	2.20%	0.95%	to	1.10%	14.66%	to	14.81%
2011	3,936	$26.07	to	$26.27	$	103,342	1.98%	0.95%	to	1.00%	1.04%	to	1.09%
2010	4,089	$25.79	to	$26.00	$	106,249	1.90%	0.95%	to	1.00%	13.84%	to	13.91%
2009	4,173	$22.64	to	$22.84	$	95,244	2.48%	0.95%	to	1.00%	25.36%	to	25.43%
2008	4,127	$18.05	to	$18.22	$	75,139	2.23%	0.95%	to	1.00%	-37.63%	to	-37.62%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Mid Cap Portfolio - Initial Class													
2012	1,299		$15.86		$	20,599	0.66%		-		14.84%		
2011	1,311		$13.81		$	18,110	0.26%		-		-10.61%		
2010	1,329		$15.45		$	20,531	0.39%		-		28.86%		
2009	1,163		$11.99		$	13,948	0.73%		-		40.07%		
2008	935		$8.56		$	8,006	0.55%		-		-39.42%		
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class													
2012	905	$24.83	to	$24.99	$	22,592	1.59%	0.95%	to	1.10%	11.26%	to	11.40%
2011	930	$22.29	to	$22.46	$	20,844	2.01%	0.95%	to	1.00%	-3.52%	to	-3.46%
2010	947	$23.09	to	$23.28	$	22,008	1.67%	0.95%	to	1.00%	13.12%	to	13.19%
2009	979	$20.40	to	$20.58	$	20,099	2.41%	0.95%	to	1.00%	27.83%	to	27.90%
2008	968	$15.95	to	$16.10	$	15,560	3.00%	0.95%	to	1.00%		-29.42%	
Mutual Global Discovery Fund - Class R													
2012	131	$10.55	to	$19.27	$	2,419	1.30%	0.15%	to	1.55%	11.32%	to	12.89%
2011	171	$15.28	to	$17.07	$	2,800	1.26%	0.15%	to	1.55%	-4.68%	to	-3.42%
2010	228	$15.81	to	$17.53	$	3,888	1.60%	0.25%	to	1.75%	8.96%	to	10.53%
2009	217	$14.51	to	$16.09	$	3,353	0.89%	0.00%	to	1.75%	18.87%	to	20.31%
2008	160	$12.35	to	$13.10	$	2,067	1.20%	0.35%	to	1.55%	-28.07%	to	-27.22%
Franklin Small-Mid Cap Growth Fund - Class A													
2012	36	$14.29	to	$15.98	$	553	-	0.20%	to	1.45%	9.17%	to	10.59%
2011	49	$12.78	to	$14.45	$	673	-	0.20%	to	1.75%	-6.58%	to	-5.57%
2010	47	$13.68	to	$15.12	$	681	-	0.30%	to	1.75%	26.20%	to	28.04%
2009	50	$10.84	to	$11.81	$	563	-	0.30%	to	1.75%	40.78%	to	42.81%
2008	49	$7.70	to	$8.27	$	396	0.17%	0.30%	to	1.75%	-43.55%	to	-43.03%
Franklin Small Cap Value Securities Fund - Class 2													
2012	5,113	$11.56	to	$24.11	$	110,112	0.79%	0.00%	to	1.75%	16.34%	to	18.42%
2011	5,934	$9.85	to	$20.36	$	109,148	0.70%	0.00%	to	1.75%	-5.40%	to	-3.71%
2010	6,233	$10.33	to	$21.19	$	119,932	0.74%	0.00%	to	1.95%	25.72%	to	28.24%
2009	5,720	$8.12	to	$16.69	$	86,667	1.55%	0.00%	to	1.95%	26.67%	to	29.30%
2008	5,364	$6.33	to	$13.05	$	63,473	1.21%	0.00%	to	1.90%	-34.15%	to	-32.98%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fundamental Investors[SM], Inc. - Class R-3													
2012	116	$9.85	to	$10.59	$	1,203	1.05%	0.00%	to	1.55%	14.94%	to	16.89%
2011	123	$8.57	to	$9.06	$	1,093	1.48%	0.00%	to	1.55%	-3.71%	to	-2.27%
2010	87	$8.90	to	$9.27	$	793	1.08%	0.00%	to	1.55%	12.17%	to	13.42%
2009	63	$7.97	to	$8.12	$	505	0.77%	0.25%	to	1.40%	31.09%	to	32.35%
2008	2	$6.08	to	$6.12	$	13	(a)	0.40%	to	1.35%		(a)	
Fundamental Investors[SM], Inc. - Class R-4													
2012	3,619	$10.01	to	$10.73	$	37,284	1.30%	0.00%	to	1.50%	15.32%	to	17.01%
2011	3,649	$8.68	to	$9.17	$	32,351	1.71%	0.00%	to	1.50%	-3.34%	to	-1.93%
2010	3,501	$8.98	to	$9.35	$	31,928	1.44%	0.00%	to	1.50%	12.25%	to	14.02%
2009	2,700	$8.00	to	$8.20	$	21,781	1.62%	0.00%	to	1.50%	31.36%	to	33.33%
2008	1,355	$6.09	to	$6.15	$	8,280	(a)	0.00%	to	1.50%		(a)	
The Growth Fund of America® - Class R-3													
2012	847	$11.56	to	$15.78	$	12,373	0.44%	0.00%	to	1.55%	18.35%	to	20.18%
2011	1,165	$9.71	to	$13.13	$	14,365	0.34%	0.00%	to	1.55%	-6.60%	to	-5.13%
2010	1,342	$10.34	to	$13.84	$	17,580	0.60%	0.00%	to	1.75%	9.96%	to	11.97%
2009	1,299	$9.33	to	$12.36	$	15,280	0.73%	0.00%	to	1.75%	31.80%	to	34.06%
2008	1,082	$7.03	to	$9.22	$	9,558	0.68%	0.00%	to	1.75%	-40.25%	to	-39.22%
The Growth Fund of America® - Class R-4													
2012	19,382	$9.90	to	$16.17	$	287,158	0.76%	0.00%	to	1.50%	18.73%	to	20.61%
2011	21,865	$8.28	to	$13.42	$	271,700	0.64%	0.00%	to	1.50%	-6.27%	to	-4.82%
2010	23,779	$8.79	to	$14.10	$	313,633	0.88%	0.00%	to	1.50%	10.63%	to	12.30%
2009	23,386	$7.89	to	$12.56	$	277,112	1.00%	0.00%	to	1.50%	32.53%	to	34.63%
2008	20,363	$5.91	to	$9.34	$	181,120	0.98%	0.00%	to	1.50%	-40.00%	to	-39.03%
The Hartford Capital Appreciation Fund - Class R4													
2012	14		$11.55		$	159	0.60%		0.65%			19.44%	
2011	18		$9.67		$	173	1.65%		0.65%			-15.77%	
2010	17		$11.48		$	190	(c)		0.65%			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
The Hartford Dividend and Growth Fund - Class R4												
2012	21	$12.55			$ 261	1.38%	0.65%			12.15%		
2011	2	$11.19			$ 28	-	0.65%			0.27%		
2010	4	$11.16			$ 46	(c)	0.65%			(c)		
2009	(c)	(c)			(c)	(c)	(c)			(c)		
2008	(c)	(c)			(c)	(c)	(c)			(c)		
The Income Fund of America® - Class R-3												
2012	129	$14.22	to	$16.33	$ 1,985	3.31%	0.00%	to	1.55%	10.00%	to	11.62%
2011	153	$13.10	to	$14.63	$ 2,121	3.64%	0.00%	to	1.40%	3.72%	to	5.18%
2010	147	$12.33	to	$13.91	$ 1,942	3.82%	0.00%	to	1.75%	9.70%	to	11.55%
2009	149	$11.24	to	$12.47	$ 1,778	4.47%	0.00%	to	1.75%	21.91%	to	24.08%
2008	158	$9.22	to	$10.05	$ 1,535	4.57%	0.00%	to	1.75%	-30.42%	to	-29.18%
ING Balanced Portfolio - Class I												
2012	12,021	$10.53	to	$42.33	$ 305,260	3.11%	0.00%	to	1.95%	11.45%	to	13.65%
2011	13,209	$9.35	to	$37.60	$ 299,261	2.79%	0.00%	to	1.95%	-3.28%	to	-1.33%
2010	14,952	$9.56	to	$38.46	$ 347,585	2.78%	0.00%	to	1.95%	11.89%	to	14.19%
2009	16,466	$8.44	to	$34.02	$ 341,845	4.46%	0.00%	to	1.95%	16.92%	to	19.28%
2008	17,863	$7.13	to	$28.80	$ 314,926	3.72%	0.00%	to	1.95%	-29.49%	to	1.49%
ING Growth Opportunities Fund - Class A												
2012	5	$13.81			$ 63	(e)	1.15%			(e)		
2011	(e)	(e)			(e)	(e)	(e)			(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
ING Real Estate Fund - Class A												
2012	92	$19.20	to	$22.05	$ 1,954	2.17%	0.00%	to	1.55%	13.80%	to	15.32%
2011	114	$17.05	to	$19.12	$ 2,098	1.97%	0.00%	to	1.45%	7.85%	to	9.32%
2010	117	$15.50	to	$17.49	$ 1,971	2.35%	0.00%	to	1.75%	25.63%	to	27.39%
2009	122	$12.60	to	$13.73	$ 1,611	3.77%	0.00%	to	1.45%	27.79%	to	29.65%
2008	133	$9.86	to	$10.59	$ 1,357	3.35%	0.00%	to	1.45%	-36.10%	to	-35.15%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Value Choice Fund - Class A													
2012	-		$11.65		$	4	(g)	0.50%			(g)		
2011	-		$11.90		$	3	(d)	0.60%			(d)		
2010	(d)		(d)			(d)	(d)	(d)			(d)		
2009	(d)		(d)			(d)	(d)	(d)			(d)		
2008	(d)		(d)			(d)	(d)	(d)			(d)		
ING GNMA Income Fund - Class A													
2012	338	$10.94	to	$17.22	$	4,456	3.62%	0.00%	to	1.55%	1.30%	to	2.90%
2011	355	$10.80	to	$16.78	$	4,837	3.86%	0.00%	to	1.55%	5.73%	to	7.40%
2010	367	$10.20	to	$15.66	$	4,750	3.74%	0.00%	to	1.55%	4.56%	to	6.24%
2009	388	$11.85	to	$12.98	$	4,826	4.15%	0.00%	to	1.55%	3.40%	to	4.93%
2008	238	$11.46	to	$12.37	$	2,835	3.54%	0.00%	to	1.55%	5.23%	to	6.91%
ING Intermediate Bond Fund - Class A													
2012	225	$13.25	to	$15.21	$	3,250	4.51%	0.00%	to	1.55%	7.20%	to	8.80%
2011	251	$12.36	to	$13.98	$	3,356	4.24%	0.00%	to	1.55%	6.00%	to	7.79%
2010	326	$11.66	to	$12.97	$	4,053	5.17%	0.00%	to	1.55%	8.06%	to	9.64%
2009	334	$10.79	to	$11.83	$	3,799	6.26%	0.00%	to	1.55%	11.01%	to	12.88%
2008	342	$9.72	to	$10.48	$	3,481	4.43%	0.00%	to	1.55%	-11.39%	to	-10.04%
ING Intermediate Bond Portfolio - Class I													
2012	16,602	$12.85	to	$103.21	$	408,463	4.58%	0.00%	to	1.95%	7.24%	to	9.37%
2011	17,019	$11.86	to	$95.33	$	386,933	4.47%	0.00%	to	1.95%	5.49%	to	7.59%
2010	17,564	$11.13	to	$89.57	$	383,698	5.05%	0.00%	to	1.95%	7.67%	to	9.98%
2009	18,464	$10.21	to	$82.40	$	378,989	6.63%	0.00%	to	2.05%	9.31%	to	11.57%
2008	18,571	$9.22	to	$83.76	$	350,384	5.64%	0.00%	to	2.05%	-10.25%	to	6.66%
ING Intermediate Bond Portfolio - Class S													
2012	89		$13.55		$	1,202	4.71%	0.35%			8.66%		
2011	74		$12.47		$	922	5.44%	0.35%			6.95%		
2010	44		$11.66		$	511	5.81%	0.35%			9.07%		
2009	33		$10.69		$	349	7.13%	0.35%			10.89%		
2008	22		$9.64		$	212	5.64%	0.35%			-8.88%		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Health Sciences Opportunities Portfolio - Service Class													
2012	974	$10.93	to	$15.92	$	14,469	0.74%	0.00%	to	1.50%	16.98%	to	18.72%
2011	892	$9.29	to	$13.41	$	11,294	0.58%	0.00%	to	1.50%	3.15%	to	4.83%
2010	826	$8.95	to	$12.80	$	10,075	-	0.00%	to	1.50%	5.44%	to	6.93%
2009	846	$8.43	to	$11.97	$	9,719	-	0.00%	to	1.50%	18.24%	to	20.17%
2008	749	$7.07	to	$9.97	$	7,198	0.15%	0.00%	to	1.50%	-29.73%	to	-28.63%
ING BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2012	9		$11.26		$	97	-		0.35%			5.73%	
2011	7		$10.65		$	74	(d)		0.35%			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class													
2012	8,458	$9.29	to	$10.77	$	85,929	0.77%	0.00%	to	1.50%	13.02%	to	14.73%
2011	9,172	$8.22	to	$9.41	$	82,025	0.62%	0.00%	to	1.50%	-2.78%	to	-1.25%
2010	9,256	$8.45	to	$9.53	$	84,717	0.46%	0.00%	to	1.50%	11.91%	to	13.72%
2009	9,710	$7.55	to	$8.39	$	79,020	0.58%	0.00%	to	1.50%	28.62%	to	30.69%
2008	10,055	$5.87	to	$6.43	$	63,303	0.20%	0.00%	to	1.50%	-39.90%	to	-39.03%
ING BlackRock Large Cap Growth Portfolio - Service Class													
2012	47	$10.37	to	$15.37	$	502	0.57%	0.00%	to	1.40%	13.77%	to	14.47%
2011	51	$10.49	to	$13.51	$	551	0.54%	0.00%	to	1.30%	-2.05%	to	-1.55%
2010	18	$10.71	to	$10.95	$	196	-	0.00%	to	0.50%	12.86%	to	13.47%
2009	17	$9.49	to	$9.65	$	158	-	0.00%	to	0.50%	29.47%	to	30.23%
2008	12	$7.33	to	$7.41	$	86	-	0.00%	to	0.50%	-39.32%	to	-39.11%
ING BlackRock Large Cap Growth Portfolio - Service 2 Class													
2012	29		$10.32		$	294	0.36%		0.35%			13.78%	
2011	29		$9.07		$	261	0.42%		0.35%			-1.95%	
2010	24		$9.25		$	220	-		0.35%			12.80%	
2009	22		$8.20		$	177	-		0.35%			29.54%	
2008	12		$6.33		$	79	-		0.35%			-39.43%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Global Real Estate Portfolio - Adviser Class												
2012	1		$11.10		$ 7	-		0.35%			24.72%	
2011	-		$8.90		$ 2	(d)		0.35%			(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING Clarion Global Real Estate Portfolio - Institutional Class												
2012	6,449	$11.73	to	$12.52	$ 77,810	0.80%	0.00%	to	1.50%	24.21%	to	26.08%
2011	5,765	$9.44	to	$9.93	$ 55,561	3.83%	0.00%	to	1.50%	-6.63%	to	-5.16%
2010	5,816	$10.11	to	$10.47	$ 59,612	8.70%	0.00%	to	1.50%	14.63%	to	16.33%
2009	5,675	$8.82	to	$9.00	$ 50,442	2.45%	0.00%	to	1.50%	31.79%	to	33.73%
2008	5,361	$6.69	to	$6.73	$ 35,967	(a)	0.00%	to	1.50%	(a)	
ING Clarion Real Estate Portfolio - Adviser Class												
2012	4		$11.24		$ 41	-		0.35%			14.69%	
2011	2		$9.80		$ 18	(d)		0.35%			(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING Clarion Real Estate Portfolio - Institutional Class												
2012	175	$12.31	to	$13.17	$ 2,303	1.30%	0.95%	to	1.95%	13.56%	to	14.72%
2011	188	$10.84	to	$11.48	$ 2,157	2.40%	0.95%	to	1.95%	7.65%	to	8.71%
2010	182	$10.07	to	$10.56	$ 1,924	3.64%	0.95%	to	1.95%	25.88%	to	27.08%
2009	158	$8.00	to	$8.31	$ 1,315	3.43%	0.95%	to	1.95%	34.90%	
2008	117		$6.16		$ 724	1.92%		0.95%			-38.89%	
ING Clarion Real Estate Portfolio - Service Class												
2012	4,181	$11.34	to	$13.80	$ 54,384	1.03%	0.00%	to	1.55%	13.69%	to	15.52%
2011	4,216	$9.91	to	$11.95	$ 48,009	1.33%	0.00%	to	1.55%	7.87%	to	9.53%
2010	3,935	$9.13	to	$10.91	$ 41,259	3.37%	0.00%	to	1.50%	26.02%	to	28.05%
2009	3,220	$7.19	to	$8.52	$ 26,610	3.48%	0.00%	to	1.55%	33.83%	to	35.89%
2008	2,819	$5.33	to	$6.27	$ 17,289	1.39%	0.00%	to	1.50%	-39.46%	to	-38.53%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class													
2012	2,655	$10.45	to	$10.47	$	27,744	(e)	0.00%	to	0.45%	(e)		
2011	(e)	(e)				(e)	(e)	(e)			(e)		
2010	(e)	(e)				(e)	(e)	(e)			(e)		
2009	(e)	(e)				(e)	(e)	(e)			(e)		
2008	(e)	(e)				(e)	(e)	(e)			(e)		
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class													
2012	3,077	$10.44	to	$16.96	$	48,491	0.53%	0.00%	to	1.60%	12.81%	to	14.67%
2011	4,580	$9.19	to	$14.79	$	64,098	0.20%	0.00%	to	1.60%	-12.28%	to	-10.93%
2010	4,086	$10.41	to	$16.61	$	64,558	0.15%	0.00%	to	1.80%	26.45%	to	28.45%
2009	3,350	$8.18	to	$12.94	$	41,611	0.53%	0.00%	to	1.50%	37.05%	to	39.14%
2008	2,384	$5.92	to	$9.30	$	21,437	0.94%	0.00%	to	1.50%	-40.11%	to	-39.14%
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class													
2012	1	$9.72			$	8	-	0.35%			14.08%		
2011	1	$8.52			$	12	(d)	0.35%			(d)		
2010	(d)	(d)				(d)	(d)	(d)			(d)		
2009	(d)	(d)				(d)	(d)	(d)			(d)		
2008	(d)	(d)				(d)	(d)	(d)			(d)		
ING Global Resources Portfolio - Adviser Class													
2012	-	$8.46			$	2	-	0.35%			-3.42%		
2011	-	$8.76			$	2	(d)	0.35%			(d)		
2010	(d)	(d)				(d)	(d)	(d)			(d)		
2009	(d)	(d)				(d)	(d)	(d)			(d)		
2008	(d)	(d)				(d)	(d)	(d)			(d)		
ING Global Resources Portfolio - Institutional Class													
2012	2	$12.16			$	26	-	0.20%			-2.80%		
2011	2	$12.51			$	30	-	0.20%			-9.08%		
2010	2	$13.76			$	33	-	0.20%			21.66%		
2009	2	$11.31			$	27	-	0.20%			37.59%		
2008	3	$8.22			$	25	2.90%	0.20%			-40.95%		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Service Class												
2012	9,081	$8.56	to	$13.18	$ 101,734	0.79%	0.00%	to	1.50%	-4.24%	to	-2.84%
2011	10,492	$8.89	to	$13.59	$ 122,291	0.60%	0.00%	to	1.50%	-10.51%	to	-9.13%
2010	10,301	$9.88	to	$15.01	$ 133,413	0.85%	0.00%	to	1.50%	19.77%	to	21.64%
2009	10,029	$8.19	to	$12.38	$ 107,768	0.30%	0.00%	to	1.50%	35.47%	to	37.64%
2008	9,325	$6.00	to	$8.06	$ 73,573	2.08%	0.00%	to	1.50%	-41.88%	to	-41.03%
ING Invesco Van Kampen Growth and Income Portfolio - Institutional Class												
2012	634	$10.36	to	$10.38	$ 6,568	(e)	0.00%	to	0.45%		(e)	
2011	(e)	(e)			(e)	(e)	(e)				(e)	
2010	(e)	(e)			(e)	(e)	(e)				(e)	
2009	(e)	(e)			(e)	(e)	(e)				(e)	
2008	(e)	(e)			(e)	(e)	(e)				(e)	
ING Invesco Van Kampen Growth and Income Portfolio - Service Class												
2012	1,367	$9.94	to	$14.04	$ 17,841	2.25%	0.00%	to	1.50%	12.91%	to	14.61%
2011	1,721	$8.75	to	$12.25	$ 19,901	1.21%	0.00%	to	1.50%	-3.65%	to	-2.16%
2010	1,829	$9.03	to	$12.52	$ 21,766	0.24%	0.00%	to	1.50%	10.79%	to	12.49%
2009	1,715	$8.09	to	$11.13	$ 18,265	1.34%	0.00%	to	1.50%	22.12%	to	23.98%
2008	1,513	$6.57	to	$8.98	$ 13,111	4.08%	0.00%	to	1.50%	-33.23%	to	-32.23%
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class												
2012	16	$19.07			$ 307	-		0.35%			18.30%	
2011	18	$16.12			$ 286	0.87%		0.35%			-18.83%	
2010	20	$19.86			$ 405	0.48%		0.35%			19.49%	
2009	25	$16.62			$ 421	1.01%		0.35%			70.29%	
2008	18	$9.76			$ 171	3.71%		0.35%			-51.61%	
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2012	1,631	$19.87	to	$19.94	$ 32,471	-	0.95%	to	1.10%	17.99%	to	18.20%
2011	1,715	$16.84	to	$16.87	$ 28,902	1.10%	0.95%	to	1.00%	-18.84%	to	-18.82%
2010	1,953	$20.75	to	$20.78	$ 40,548	0.67%	0.95%	to	1.00%	19.39%	to	19.49%
2009	2,123	$17.38	to	$17.39	$ 36,901	1.51%	0.95%	to	1.00%	70.32%	to	70.39%
2008	1,808	$10.20	to	$10.21	$ 18,447	2.65%	0.95%	to	1.00%	-51.66%	to	-51.61%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING JPMorgan Emerging Markets Equity Portfolio - Service Class									
2012	1,166	$9.51 to	$24.70	$ 26,309	-	0.00% to	1.50%	17.35% to	19.08%
2011	1,268	$8.05 to	$20.76	$ 23,894	0.83%	0.00% to	1.50%	-19.51% to	-18.26%
2010	1,441	$9.94 to	$25.42	$ 33,720	0.48%	0.00% to	1.55%	18.45% to	20.31%
2009	1,541	$8.33 to	$21.25	$ 30,187	1.31%	0.00% to	1.55%	68.93% to	71.51%
2008	1,357	$4.89 to	$12.39	$ 15,725	2.46%	0.00% to	1.50%	-52.01% to	-51.32%
ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class									
2012	1	$10.70		$ 16	-	0.35%		17.84%	
2011	1	$9.08		$ 9	(d)	0.35%		(d)	
2010	(d)	(d)		(d)	(d)	(d)		(d)	
2009	(d)	(d)		(d)	(d)	(d)		(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class									
2012	851	$10.59 to	$10.60	$ 9,013	(e)	0.00% to	0.45%	(e)	
2011	(e)	(e)		(e)	(e)	(e)		(e)	
2010	(e)	(e)		(e)	(e)	(e)		(e)	
2009	(e)	(e)		(e)	(e)	(e)		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
ING JPMorgan Small Cap Core Equity Portfolio - Service Class									
2012	524	$11.97 to	$17.29	$ 8,402	0.25%	0.00% to	1.50%	16.92% to	18.67%
2011	631	$10.18 to	$14.57	$ 8,714	0.37%	0.00% to	1.50%	-2.80% to	-1.29%
2010	466	$10.41 to	$14.76	$ 6,554	0.28%	0.00% to	1.50%	24.86% to	26.70%
2009	324	$8.29 to	$11.65	$ 3,617	0.45%	0.00% to	1.50%	25.40% to	27.40%
2008	241	$6.57 to	$9.15	$ 2,129	0.48%	0.00% to	1.50%	-31.00% to	-29.94%
ING Large Cap Growth Portfolio - Adviser Class									
2012	13	$12.10		$ 155	0.75%	0.35%		17.13%	
2011	11	$10.33		$ 113	(d)	0.35%		(d)	
2010	(d)	(d)		(d)	(d)	(d)		(d)	
2009	(d)	(d)		(d)	(d)	(d)		(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Large Cap Growth Portfolio - Institutional Class												
2012	15,966	$11.94	to	$16.43	$ 193,340	0.58%	0.00%	to	1.50%	16.26%	to	18.10%
2011	12,873	$10.27	to	$14.05	$ 133,022	(d)	0.00%	to	1.50%		(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
ING Large Cap Growth Portfolio - Service Class												
2012	25	$12.06	to	$13.93	$ 338	0.33%	0.00%	to	1.40%	16.14%	to	17.87%
2011	25	$10.32	to	$15.22	$ 266	0.11%	0.00%	to	1.40%		1.74%	
2010	217	$14.96	to	$15.29	$ 3,252	0.33%	0.00%	to	0.50%	13.68%	to	14.19%
2009	29	$13.16	to	$13.39	$ 378	0.48%	0.00%	to	0.50%	41.81%	to	42.45%
2008	4	$9.28	to	$9.40	$ 35	-	0.00%	to	0.50%		-27.53%	
ING Large Cap Value Portfolio - Institutional Class												
2012	22,249	$9.15	to	$10.76	$ 217,365	2.56%	0.00%	to	1.95%	12.41%	to	14.71%
2011	24,706	$8.14	to	$9.38	$ 212,312	1.28%	0.00%	to	1.95%	1.50%	to	3.53%
2010	16,432	$8.02	to	$9.06	$ 137,628	2.49%	0.00%	to	1.95%	17.08%	to	19.37%
2009	17,629	$6.85	to	$7.59	$ 124,824	-	0.00%	to	1.95%	10.45%	to	12.77%
2008	17,559	$6.20	to	$6.74	$ 111,368	3.16%	0.00%	to	1.95%	-31.49%	to	-30.28%
ING Large Cap Value Portfolio - Service Class												
2012	72	$9.24	to	$9.91	$ 708	2.35%	0.50%	to	1.55%	12.55%	to	13.78%
2011	95	$8.21	to	$8.71	$ 821	1.94%	0.50%	to	1.55%		2.18%	
2010	-		$8.26		$ 3	-		1.05%			18.00%	
2009	-		$7.00		$ 3	(b)		1.05%			(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Limited Maturity Bond Portfolio - Adviser Class												
2012	2		$10.06		$ 17	(e)		0.35%			(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico Growth Portfolio - Institutional Class													
2012	893	$10.64	to	$11.45	$	9,713	0.71%	0.00%	to	1.50%	8.02%	to	12.92%
2011	904	$9.58	to	$10.14	$	8,799	0.51%	0.00%	to	1.50%	-2.84%	to	-1.46%
2010	921	$9.82	to	$10.29	$	9,178	0.69%	0.00%	to	1.50%	18.35%	to	20.07%
2009	881	$8.25	to	$8.57	$	7,384	1.17%	0.00%	to	1.50%	27.33%	to	31.01%
2008	797	$6.45	to	$6.62	$	5,214	(a)	0.00%	to	1.50%		(a)	
ING Marsico Growth Portfolio - Service Class													
2012	8	$11.12	to	$13.41	$	97	0.30%	0.35%	to	1.45%	10.94%	to	12.21%
2011	48	$9.91	to	$12.28	$	570	0.18%	0.25%	to	1.45%	-2.98%	to	-1.84%
2010	43	$10.12	to	$12.51	$	522	0.47%	0.25%	to	1.35%	18.32%	to	19.48%
2009	33	$8.47	to	$10.35	$	337	0.62%	0.35%	to	1.50%	27.96%	to	28.53%
2008	39	$6.59	to	$8.08	$	306	0.09%	0.35%	to	1.20%	-40.94%	to	-40.60%
ING MFS Total Return Portfolio - Adviser Class													
2012	89		$12.79		$	1,139	2.21%		0.35%			10.35%	
2011	97		$11.59		$	1,120	2.56%		0.35%			0.87%	
2010	93		$11.49		$	1,070	0.41%		0.35%			9.12%	
2009	85		$10.53		$	896	2.58%		0.35%			17.13%	
2008	55		$8.99		$	497	4.89%		0.35%			-22.90%	
ING MFS Total Return Portfolio - Institutional Class													
2012	4,607	$12.16	to	$12.20	$	56,102	2.74%	0.95%	to	1.10%	10.24%	to	10.41%
2011	5,037	$11.03	to	$11.05	$	55,604	2.69%	0.95%	to	1.00%	0.82%	to	0.91%
2010	5,492	$10.94	to	$10.95	$	60,109	0.45%	0.95%	to	1.00%	9.06%	to	9.07%
2009	5,815	$10.03	to	$10.04	$	58,354	2.74%	0.95%	to	1.00%	17.02%	to	17.04%
2008	6,024	$8.57	to	$8.58	$	51,654	6.26%	0.95%	to	1.00%	-23.00%	to	-22.91%
ING MFS Total Return Portfolio - Service Class													
2012	1,604	$10.76	to	$17.81	$	25,679	2.46%	0.00%	to	1.65%	9.38%	to	11.27%
2011	1,712	$9.76	to	$16.06	$	24,886	2.43%	0.00%	to	1.65%	0.07%	to	1.52%
2010	1,795	$9.70	to	$15.85	$	25,934	0.45%	0.00%	to	1.50%	8.18%	to	9.90%
2009	1,926	$8.90	to	$14.70	$	25,683	2.51%	0.00%	to	1.55%	16.03%	to	17.88%
2008	1,955	$7.60	to	$12.47	$	22,350	5.97%	0.00%	to	1.55%	-23.51%	to	-22.41%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Utilities Portfolio - Service Class													
2012	2,264	$11.07	to	$21.73	$	45,560	3.18%	0.00%	to	1.50%	11.64%	to	13.30%
2011	2,369	$9.86	to	$19.18	$	42,549	3.65%	0.00%	to	1.50%	4.77%	to	6.40%
2010	2,219	$9.35	to	$18.03	$	37,746	2.63%	0.00%	to	1.50%	12.01%	to	13.72%
2009	2,258	$8.29	to	$15.86	$	34,116	5.53%	0.00%	to	1.50%	30.80%	to	32.83%
2008	2,158	$6.29	to	$11.94	$	24,775	3.58%	0.00%	to	1.50%	-38.65%	to	-37.72%
ING Morgan Stanley Global Franchise Portfolio - Adviser Class													
2012	3	$11.23			$	31	4.35%	0.35%			14.94%		
2011	1	$9.77			$	15	(d)	0.35%			(d)		
2010	(d)	(d)			(d)		(d)	(d)			(d)		
2009	(d)	(d)			(d)		(d)	(d)			(d)		
2008	(d)	(d)			(d)		(d)	(d)			(d)		
ING PIMCO High Yield Portfolio - Adviser Class													
2012	5	$11.23			$	51	5.00%	0.35%			13.32%		
2011	3	$9.91			$	29	(d)	0.35%			(d)		
2010	(d)	(d)			(d)		(d)	(d)			(d)		
2009	(d)	(d)			(d)		(d)	(d)			(d)		
2008	(d)	(d)			(d)		(d)	(d)			(d)		
ING PIMCO High Yield Portfolio - Institutional Class													
2012	2,180	$10.44	to	$16.43	$	28,658	5.51%	0.00%	to	1.10%	13.20%	to	13.31%
2011	697	$14.47	to	$14.50	$	10,100	7.87%	0.95%	to	1.00%	3.65%	to	3.72%
2010	491	$13.96	to	$13.98	$	6,858	7.29%	0.95%	to	1.00%	13.40%	to	13.47%
2009	278	$12.31	to	$12.32	$	3,426	7.29%	0.95%	to	1.00%	48.26%	to	48.31%
2008	73	$8.30	to	$8.31	$	609	8.94%	0.95%	to	1.00%	-23.15%	to	-23.06%
ING PIMCO High Yield Portfolio - Service Class													
2012	1,792	$15.08	to	$18.65	$	30,849	6.94%	0.00%	to	1.50%	12.30%	to	14.08%
2011	1,538	$13.34	to	$16.36	$	23,607	7.03%	0.00%	to	1.50%	2.85%	to	4.47%
2010	1,397	$12.89	to	$15.66	$	20,723	7.21%	0.00%	to	1.50%	12.60%	to	14.27%
2009	969	$11.37	to	$13.71	$	12,663	8.04%	0.00%	to	1.50%	47.07%	to	49.41%
2008	505	$7.67	to	$9.18	$	4,462	8.96%	0.00%	to	1.50%	-23.68%	to	-22.53%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Fund Portfolio - Institutional Class												
2012	1,794	$9.41	to	$11.93	$ 19,631	1.55%	0.00%	to	1.95%	8.29%	to	10.53%
2011	1,981	$8.60	to	$10.90	$ 19,761	1.67%	0.00%	to	1.95%	-6.14%	to	-4.24%
2010	1,963	$9.06	to	$11.50	$ 20,602	1.34%	0.00%	to	1.95%	13.87%	to	16.17%
2009	1,654	$7.87	to	$10.00	$ 15,047	1.46%	0.00%	to	1.95%	22.54%	to	24.41%
2008	1,578	$6.37	to	$8.11	$ 11,631	3.79%	0.00%	to	1.60%	-35.59%	to	-34.52%
ING Pioneer Fund Portfolio - Service Class												
2012	26	$10.24	to	$10.73	$ 273	1.47%	0.80%	to	1.50%	8.70%	to	9.49%
2011	28	$9.42	to	$9.80	$ 271	1.08%	0.80%	to	1.50%	-5.85%	to	-5.31%
2010	46	$10.00	to	$10.52	$ 473	1.21%	0.45%	to	1.55%	14.27%	to	15.22%
2009	39	$8.83	to	$9.13	$ 353	1.73%	0.45%	to	1.35%	22.44%	to	23.00%
2008	15	$7.22	to	$7.33	$ 109	3.64%	0.70%	to	1.30%	-35.54%	to	-35.41%
ING Pioneer Mid Cap Value Portfolio - Adviser Class												
2012	2		$10.80		$ 23	(e)		0.35%			(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2012	6,796	$9.67	to	$11.90	$ 76,026	1.13%	0.00%	to	1.70%	9.31%	to	11.32%
2011	7,967	$8.77	to	$10.70	$ 80,950	1.54%	0.00%	to	1.90%	-6.42%	to	-4.80%
2010	8,727	$9.30	to	$11.24	$ 93,956	1.11%	0.00%	to	2.10%	15.71%	to	18.32%
2009	9,133	$7.93	to	$9.51	$ 83,867	1.50%	0.00%	to	2.10%	23.11%	to	25.46%
2008	8,859	$6.37	to	$7.58	$ 65,464	2.18%	0.00%	to	1.80%	-34.09%	to	-32.92%
ING Pioneer Mid Cap Value Portfolio - Service Class												
2012	34	$10.35	to	$11.66	$ 378	0.81%	0.10%	to	1.50%	9.37%	to	10.94%
2011	35	$9.44	to	$10.51	$ 359	1.34%	0.10%	to	1.65%	-6.60%	to	-5.06%
2010	36	$10.30	to	$11.07	$ 390	0.82%	0.10%	to	1.65%	16.13%	to	17.77%
2009	37	$8.91	to	$9.40	$ 342	1.47%	0.10%	to	1.55%	23.49%	to	25.00%
2008	28	$7.27	to	$7.52	$ 204	3.64%	0.10%	to	1.35%	-34.03%	to	-33.30%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class												
2012	18		$10.97		$ 195	1.76%		0.35%		13.68%		
2011	15		$9.65		$ 146	(d)		0.35%		(d)		
2010	(d)		(d)		(d)	(d)		(d)		(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class												
2012	10,830	$10.38	to	$10.40	$ 112,414	(e)	0.00%	to	0.45%	(e)		
2011	(e)		(e)		(e)	(e)		(e)		(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2012	23,795	$12.33	to	$17.12	$ 377,748	1.56%	0.00%	to	1.55%	12.76%	to	14.52%
2011	28,088	$10.86	to	$14.95	$ 396,097	1.97%	0.00%	to	1.55%	1.28%	to	2.89%
2010	25,529	$10.65	to	$14.53	$ 352,842	1.74%	0.00%	to	1.55%	12.32%	to	13.97%
2009	21,112	$9.42	to	$12.75	$ 257,927	2.05%	0.00%	to	1.55%	31.08%	to	33.33%
2008	17,181	$7.12	to	$9.57	$ 158,868	4.79%	0.00%	to	1.55%	-28.63%	to	-27.50%
ING T. Rowe Price Equity Income Portfolio - Adviser Class												
2012	128		$12.82		$ 1,638	1.75%		0.35%		16.23%		
2011	131		$11.03		$ 1,447	1.86%		0.35%		-1.52%		
2010	121		$11.20		$ 1,354	1.31%		0.35%		14.17%		
2009	142		$9.81		$ 1,389	1.56%		0.35%		24.18%		
2008	116		$7.90		$ 918	3.48%		0.35%		-36.19%		
ING T. Rowe Price Equity Income Portfolio - Service Class												
2012	5,641	$10.06	to	$20.53	$ 104,568	1.97%	0.00%	to	1.65%	15.46%	to	17.25%
2011	6,232	$8.66	to	$17.51	$ 100,170	1.97%	0.00%	to	1.50%	-2.41%	to	-0.89%
2010	6,508	$8.82	to	$17.67	$ 106,214	1.54%	0.00%	to	1.65%	13.06%	to	15.00%
2009	7,785	$7.73	to	$15.37	$ 110,806	1.81%	0.00%	to	1.65%	22.83%	to	24.96%
2008	6,475	$6.23	to	$12.30	$ 74,508	4.58%	0.00%	to	1.65%	-36.69%	to	-35.67%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price International Stock Portfolio - Adviser Class													
2012	11		$9.00		$	102	-		0.35%		17.96%		
2011	11		$7.63		$	83	3.66%		0.35%		-13.00%		
2010	9		$8.77		$	81	0.78%		0.35%		13.02%		
2009	23		$7.76		$	175	-		0.35%		36.62%		
2008	11		$5.68		$	65	-		0.35%		-49.87%		
ING T. Rowe Price International Stock Portfolio - Service Class													
2012	527	$7.78	to	$15.43	$	7,554	0.28%	0.00%	to	1.50%	17.02%	to	18.78%
2011	564	$6.61	to	$12.99	$	6,872	3.63%	0.00%	to	1.50%	-13.67%	to	-12.35%
2010	579	$7.60	to	$14.82	$	8,102	1.37%	0.00%	to	1.50%	12.11%	to	13.82%
2009	690	$6.74	to	$13.02	$	8,576	1.20%	0.00%	to	1.50%	35.49%	to	37.63%
2008	705	$4.93	to	$9.46	$	6,408	1.08%	0.00%	to	1.50%	-50.25%	to	-49.52%
ING Templeton Global Growth Portfolio - Institutional Class													
2012	52	$15.51	to	$16.42	$	841	1.94%	0.60%	to	1.45%	20.23%	to	21.27%
2011	53	$12.90	to	$13.54	$	709	1.80%	0.60%	to	1.45%	-6.86%	to	-6.04%
2010	52	$13.78	to	$14.41	$	735	1.63%	0.60%	to	1.55%	6.33%	to	7.38%
2009	56	$12.86	to	$13.42	$	738	3.04%	0.60%	to	1.75%	30.43%	to	31.96%
2008	77	$9.86	to	$10.17	$	774	1.43%	0.60%	to	1.75%	-40.67%	to	-39.96%
ING Templeton Global Growth Portfolio - Service Class													
2012	458	$9.34	to	$11.11	$	4,823	1.78%	0.00%	to	1.50%	19.93%	to	21.73%
2011	438	$7.74	to	$9.14	$	3,825	1.81%	0.00%	to	1.50%	-7.10%	to	-5.69%
2010	395	$8.29	to	$9.72	$	3,693	1.47%	0.00%	to	1.50%	6.15%	to	7.79%
2009	402	$7.75	to	$9.11	$	3,525	2.24%	0.00%	to	1.50%	30.21%	to	32.26%
2008	315	$5.90	to	$6.89	$	2,110	1.09%	0.00%	to	1.50%	-40.57%	to	-39.86%
ING U.S. Stock Index Portfolio - Institutional Class													
2012	534	$10.44	to	$15.09	$	7,900	1.98%	0.00%	to	1.25%	14.36%	to	15.81%
2011	532	$11.84	to	$13.03	$	6,870	2.11%	0.00%	to	1.25%	0.50%	to	1.80%
2010	473	$11.98	to	$12.80	$	6,021	1.76%	0.00%	to	1.25%	13.34%	to	14.72%
2009	356	$10.54	to	$11.16	$	3,952	0.73%	0.00%	to	1.25%	24.65%	to	26.30%
2008	269	$8.44	to	$8.84	$	2,372	3.86%	0.00%	to	1.25%	-37.92%	to	-37.13%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Money Market Portfolio - Class I													
2012	19,232	$10.05	to	$57.08	$	295,287	0.03%	0.00%	to	1.85%	-1.53%	to	0.07%
2011	21,788	$10.14	to	$57.32	$	341,904	0.00%	0.00%	to	1.60%	-1.51%	to	0.06%
2010	21,616	$10.23	to	$57.51	$	342,560	0.02%	0.00%	to	1.85%	-1.61%	to	0.29%
2009	24,663	$10.28	to	$57.57	$	403,501	0.30%	0.00%	to	2.05%	-1.69%	to	0.35%
2008	32,012	$10.33	to	$57.58	$	541,019	5.05%	0.00%	to	1.95%	0.93%	to	13.38%
ING Global Real Estate Fund - Class A													
2012	5	$18.11	to	$18.72	$	92	5.16%	0.50%	to	1.40%	24.30%	to	24.63%
2011	4	$14.90	to	$15.02	$	63	3.60%	0.50%	to	0.80%		-6.35%	
2010	3	$15.91	to	$15.95	$	48	2.78%	0.65%	to	0.80%		13.89%	
2009	2	$13.97	to	$14.00	$	24	(b)	0.50%	to	0.80%		(b)	
2008	(b)	(b)				(b)	(b)	(b)				(b)	
ING International SmallCap Fund - Class A													
2012	25	$15.64	to	$17.64	$	418	0.90%	0.00%	to	1.35%	18.57%	to	20.16%
2011	79	$13.14	to	$14.68	$	1,134	1.38%	0.00%	to	1.40%	-18.79%	to	-17.62%
2010	101	$15.79	to	$17.82	$	1,766	0.41%	0.00%	to	1.75%	22.40%	to	24.53%
2009	117	$12.90	to	$14.31	$	1,642	1.31%	0.00%	to	1.75%	42.98%	to	45.43%
2008	131	$9.05	to	$9.84	$	1,261	2.18%	0.00%	to	1.70%	-52.54%	to	-51.81%
ING American Century Small-Mid Cap Value Portfolio - Adviser Class													
2012	8		$15.06		$	119	0.87%		0.35%			15.67%	
2011	8		$13.02		$	110	1.08%		0.35%			-3.77%	
2010	6		$13.53		$	76	1.56%		0.35%			21.35%	
2009	5		$11.15		$	52	-		0.35%			34.66%	
2008	5		$8.28		$	39	2.63%		0.35%			-26.92%	
ING American Century Small-Mid Cap Value Portfolio - Initial Class													
2012	774	$12.65	to	$13.09	$	10,028	0.02%	0.00%	to	1.40%	14.90%	to	15.43%
2011	-	$11.01	to	$11.08	$	5	(d)	0.95%	to	1.40%		(d)	
2010	(d)	(d)				(d)	(d)	(d)				(d)	
2009	(d)	(d)				(d)	(d)	(d)				(d)	
2008	(d)	(d)				(d)	(d)	(d)				(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Century Small-Mid Cap Value Portfolio - Service Class													
2012	2,169	$13.08	to	$22.20	$	43,640	1.22%	0.00%	to	1.50%	14.61%	to	16.40%
2011	2,497	$10.97	to	$19.08	$	44,006	1.09%	0.00%	to	1.50%	-4.57%	to	-3.13%
2010	2,506	$11.41	to	$19.70	$	45,970	1.09%	0.00%	to	1.50%	20.15%	to	22.06%
2009	2,396	$9.42	to	$16.14	$	35,995	1.64%	0.00%	to	1.50%	33.70%	to	35.74%
2008	1,988	$7.00	to	$11.90	$	22,075	0.80%	0.00%	to	1.50%	-27.69%	to	-26.54%
ING Baron Growth Portfolio - Adviser Class													
2012	96		$14.80		$	1,419	-		0.35%			18.97%	
2011	99		$12.44		$	1,233	-		0.35%			1.55%	
2010	102		$12.25		$	1,247	-		0.35%			25.77%	
2009	97		$9.74		$	947	-		0.35%			34.34%	
2008	30		$7.25		$	216	-		0.35%			-41.58%	
ING Baron Growth Portfolio - Service Class													
2012	6,184	$11.46	to	$24.57	$	129,571	-	0.00%	to	1.55%	17.77%	to	19.72%
2011	6,828	$9.66	to	$20.75	$	121,607	-	0.00%	to	1.55%	0.69%	to	2.27%
2010	6,913	$9.54	to	$20.51	$	122,371	-	0.00%	to	1.75%	24.28%	to	26.62%
2009	7,089	$7.60	to	$16.37	$	100,316	-	0.00%	to	1.75%	33.14%	to	35.21%
2008	6,207	$5.66	to	$12.23	$	66,236	-	0.00%	to	1.55%	-42.18%	to	-41.24%
ING Columbia Small Cap Value II Portfolio - Adviser Class													
2012	26		$10.55		$	279	0.39%		0.35%			13.56%	
2011	25		$9.29		$	234	0.77%		0.35%			-3.23%	
2010	3		$9.60		$	26	-		0.35%			24.51%	
2009	3		$7.71		$	21	(b)		0.35%			(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
ING Columbia Small Cap Value II Portfolio - Service Class													
2012	293	$10.51	to	$11.78	$	3,292	0.25%	0.00%	to	1.50%	12.47%	to	14.14%
2011	312	$9.31	to	$10.34	$	3,093	0.51%	0.00%	to	1.50%	-4.18%	to	-2.65%
2010	231	$9.81	to	$10.66	$	2,367	1.31%	0.00%	to	1.50%	23.49%	to	24.97%
2009	174	$8.13	to	$8.59	$	1,441	1.17%	0.00%	to	1.50%	22.81%	to	24.67%
2008	142	$6.62	to	$6.89	$	953	0.11%	0.00%	to	1.50%	-35.06%	to	-34.36%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Davis New York Venture Portfolio - Service Class													
2012	653	$9.06	to	$21.76	$	12,097	0.30%	0.00%	to	1.50%	10.57%	to	12.31%
2011	730	$8.15	to	$19.38	$	11,915	0.99%	0.00%	to	1.50%	-6.09%	to	-4.66%
2010	843	$8.62	to	$20.33	$	14,440	0.40%	0.00%	to	1.50%	10.40%	to	12.01%
2009	840	$7.76	to	$18.15	$	12,781	0.66%	0.00%	to	1.50%	29.62%	to	31.62%
2008	735	$5.94	to	$13.79	$	8,589	0.78%	0.00%	to	1.50%	-40.12%	to	-39.39%
ING Fidelity® VIP Mid Cap Portfolio - Service Class													
2012	437	$10.39	to	$13.51	$	4,543	-	0.00%	to	0.45%		14.30%	
2011	692	$11.51	to	$11.82	$	7,970	0.17%	0.00%	to	0.50%	-11.53%	to	-11.13%
2010	1,084	$13.01	to	$13.30	$	14,099	0.52%	0.00%	to	0.50%	27.55%	to	28.13%
2009	966	$10.20	to	$10.38	$	9,850	4.74%	0.00%	to	0.50%	38.59%	to	39.33%
2008	911	$7.36	to	$7.45	$	6,707	0.37%	0.00%	to	0.50%	-40.11%	to	-39.77%
ING Global Bond Portfolio - Adviser Class													
2012	26		$15.00		$	388	5.74%		0.35%			6.99%	
2011	29		$14.02		$	413	7.47%		0.35%			2.94%	
2010	35		$13.62		$	471	3.38%		0.35%			14.74%	
2009	20		$11.87		$	239	2.82%		0.35%			20.63%	
2008	26		$9.84		$	258	6.75%		0.35%			-16.26%	
ING Global Bond Portfolio - Initial Class													
2012	10,197	$12.96	to	$16.05	$	151,398	6.15%	0.00%	to	1.95%	5.04%	to	7.95%
2011	11,179	$12.12	to	$14.91	$	155,537	7.58%	0.00%	to	1.95%	1.72%	to	3.76%
2010	11,430	$11.79	to	$14.38	$	154,688	3.10%	0.00%	to	1.95%	13.56%	to	17.21%
2009	11,306	$10.26	to	$12.40	$	132,935	4.07%	0.00%	to	1.95%	18.29%	to	22.41%
2008	11,204	$8.50	to	$10.20	$	109,367	5.72%	0.00%	to	1.95%	-17.26%	to	-14.92%
ING Global Bond Portfolio - Service Class													
2012	98	$12.68	to	$13.98	$	1,301	5.93%	0.00%	to	1.50%	6.07%	to	7.38%
2011	72	$11.94	to	$13.18	$	891	10.87%	0.25%	to	1.50%	1.93%	to	3.12%
2010	90	$11.68	to	$12.93	$	1,077	2.73%	0.35%	to	1.50%	13.82%	to	15.15%
2009	58	$10.25	to	$11.36	$	609	5.09%	0.35%	to	1.50%	19.58%	to	20.85%
2008	25	$8.59	to	$9.50	$	216	0.40%	0.40%	to	1.50%		-17.03%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Core Portfolio - Adviser Class													
2012	56		$11.14		$	627	-		0.35%			8.26%	
2011	60		$10.29		$	614	0.60%		0.35%			-13.82%	
2010	32		$11.94		$	383	1.23%		0.35%			10.45%	
2009	40		$10.81		$	429	0.83%		0.35%			43.56%	
2008	39		$7.53		$	295	0.25%		0.35%			-40.24%	
ING Growth and Income Core Portfolio - Initial Class													
2012	3,251	$6.47	to	$31.73	$	70,374	0.44%	0.00%	to	1.50%	7.63%	to	9.33%
2011	3,771	$6.01	to	$29.36	$	75,735	0.79%	0.00%	to	1.50%	-14.42%	to	-13.08%
2010	4,052	$7.02	to	$34.13	$	93,417	1.46%	0.00%	to	1.50%	9.69%	to	11.38%
2009	4,320	$6.40	to	$30.95	$	89,807	1.14%	0.00%	to	1.50%	42.54%	to	44.85%
2008	4,224	$4.48	to	$21.60	$	61,486	0.54%	0.00%	to	1.50%	-40.74%	to	-39.78%
ING Index Solution 2015 Portfolio - Initial Class													
2012	20	$11.68	to	$14.37	$	270	2.14%	0.80%	to	1.40%	9.01%	to	9.40%
2011	1	$10.70	to	$13.08	$	11	(d)	0.95%	to	1.40%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING Index Solution 2015 Portfolio - Service Class													
2012	58	$11.97	to	$14.23	$	787	1.79%	0.00%	to	0.80%	9.38%	to	10.22%
2011	44	$10.86	to	$13.01	$	552	0.99%	0.00%	to	0.75%	0.08%	to	0.74%
2010	5	$10.78	to	$13.00	$	55	(c)	0.00%	to	0.75%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2015 Portfolio - Service 2 Class													
2012	82	$11.79	to	$12.33	$	981	1.80%	0.00%	to	1.55%	8.36%	to	9.86%
2011	72	$10.88	to	$11.16	$	798	2.29%	0.20%	to	1.55%	-0.91%	to	0.45%
2010	62	$10.98	to	$11.11	$	687	(c)	0.20%	to	1.55%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution 2025 Portfolio - Initial Class													
2012	32	$12.14	to	$15.12	$	476	2.17%	0.95%	to	1.40%	11.73%	to	12.17%
2011	6	$10.86	to	$13.48	$	78	(d)	0.95%	to	1.40%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING Index Solution 2025 Portfolio - Service Class													
2012	6	$12.44	to	$15.04	$	87	1.47%	0.00%	to	0.75%	12.24%	to	13.09%
2011	4	$11.00	to	$13.40	$	49	5.19%	0.00%	to	0.75%	-2.26%	to	-1.52%
2010	2	$11.17	to	$13.71	$	28	(c)	0.00%	to	0.75%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2025 Portfolio - Service 2 Class													
2012	204	$12.30	to	$12.87	$	2,563	1.36%	0.00%	to	1.55%	11.11%	to	12.59%
2011	178	$11.07	to	$11.36	$	2,003	1.87%	0.20%	to	1.55%	-3.23%	to	-1.90%
2010	132	$11.44	to	$11.58	$	1,519	(c)	0.20%	to	1.55%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2035 Portfolio - Initial Class													
2012	24	$15.41	to	$15.59	$	372	1.45%	0.95%	to	1.40%	13.90%	to	14.38%
2011	3	$13.53	to	$13.63	$	42	(d)	0.95%	to	1.40%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING Index Solution 2035 Portfolio - Service Class													
2012	13	$12.64	to	$15.50	$	169	0.80%	0.00%	to	0.80%	14.22%	to	15.12%
2011	7	$10.98	to	$13.57	$	80	1.96%	0.00%	to	0.75%	-3.96%	to	-3.26%
2010	2	$11.35	to	$14.13	$	22	(c)	0.00%	to	0.75%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution 2035 Portfolio - Service 2 Class													
2012	141	$12.54	to	$13.11	$	1,815	1.13%	0.00%	to	1.55%	13.28%	to	14.94%
2011	139	$11.07	to	$11.38	$	1,557	1.59%	0.10%	to	1.55%	-4.90%	to	-3.48%
2010	92	$11.64	to	$11.79	$	1,083	(c)	0.10%	to	1.55%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2045 Portfolio - Initial Class													
2012	3	$15.86	to	$16.05	$	48	-	0.95%	to	1.40%	14.51%	to	15.14%
2011	1	$13.85	to	$13.94	$	17	(d)	0.95%	to	1.40%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING Index Solution 2045 Portfolio - Service Class													
2012	2	$12.84	to	$15.95	$	34	-	0.00%	to	0.80%	14.94%	to	15.88%
2011	2	$11.08	to	$13.87	$	19	-	0.00%	to	0.80%	-4.80%	to	-4.15%
2010	-	$11.56	to	$14.57	$	1	(c)	0.00%	to	0.75%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2045 Portfolio - Service 2 Class													
2012	101	$12.71	to	$13.30	$	1,308	1.08%	0.00%	to	1.55%	13.89%	to	15.61%
2011	81	$11.16	to	$11.47	$	923	1.19%	0.10%	to	1.55%	-5.82%	to	-4.42%
2010	49	$11.85	to	$12.00	$	584	(c)	0.10%	to	1.55%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2055 Portfolio - Initial Class													
2012	2	$12.50	to	$12.64	$	20	-	0.95%	to	1.35%		15.12%	
2011	-		$10.98			-	(d)		0.95%			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution 2055 Portfolio - Service Class													
2012	16	$12.44	to	$12.86	$	202	-	0.00%	to	1.25%	14.44%	to	15.86%
2011	6	$10.87	to	$11.10	$	64	-	0.00%	to	1.25%	-5.04%	to	-4.15%
2010	-	$11.51	to	$11.58	$	3	(c)	0.00%	to	0.95%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2055 Portfolio - Service 2 Class													
2012	7	$12.30	to	$12.82	$	92	-	0.00%	to	1.55%	14.35%	to	14.89%
2011	5	$10.87	to	$10.97	$	53	-	0.60%	to	1.15%		-5.21%	
2010	-		$11.51			-	(c)	0.90%	to	0.95%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution Income Portfolio - Service Class													
2012	84	$11.77	to	$13.55	$	1,133	2.02%	0.00%	to	0.80%	7.63%	to	8.58%
2011	51	$10.84	to	$12.59	$	645	(d)	0.00%	to	0.80%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
ING Index Solution Income Portfolio - Service 2 Class													
2012	19	$11.50	to	$11.86	$	226	2.91%	0.50%	to	1.55%	6.68%	to	7.76%
2011	17	$10.78	to	$10.97	$	186	2.89%	0.60%	to	1.55%	0.94%	to	1.86%
2010	15	$10.68	to	$10.76	$	160	(c)	0.65%	to	1.55%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Invesco Van Kampen Comstock Portfolio - Adviser Class													
2012	27		$12.32		$	334	0.95%		0.35%			17.89%	
2011	28		$10.45		$	297	1.32%		0.35%			-2.70%	
2010	29		$10.74		$	307	1.02%		0.35%			14.38%	
2009	30		$9.39		$	284	2.04%		0.35%			27.76%	
2008	28		$7.35		$	206	3.06%		0.35%			-36.80%	

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Van Kampen Comstock Portfolio - Service Class													
2012	3,281	$10.03	to	$17.01	$	48,799	1.24%	0.00%	to	1.95%	16.31%	to	18.73%
2011	3,682	$8.53	to	$14.49	$	46,669	1.37%	0.00%	to	1.95%	-3.92%	to	-2.12%
2010	4,016	$8.79	to	$14.95	$	52,549	1.29%	0.00%	to	1.95%	12.86%	to	15.17%
2009	4,478	$7.70	to	$13.12	$	51,283	2.28%	0.00%	to	1.95%	25.95%	to	28.60%
2008	4,775	$6.03	to	$10.31	$	42,974	3.72%	0.00%	to	1.95%	-37.70%	to	-36.68%
ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class													
2012	54		$13.20		$	712	1.62%		0.35%			11.86%	
2011	55		$11.80		$	649	2.05%		0.35%			-1.91%	
2010	43		$12.03		$	523	1.38%		0.35%			11.39%	
2009	46		$10.80		$	492	1.50%		0.35%			21.62%	
2008	35		$8.88		$	308	7.05%		0.35%			-24.04%	
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class													
2012	16,784	$11.13	to	$15.37	$	232,827	2.34%	0.00%	to	1.95%	5.06%	to	12.81%
2011	18,261	$9.95	to	$13.67	$	228,833	2.23%	0.00%	to	1.95%	-3.03%	to	-1.01%
2010	19,572	$10.15	to	$13.81	$	249,741	1.82%	0.00%	to	1.95%	10.19%	to	17.25%
2009	21,103	$9.11	to	$12.30	$	240,779	1.87%	0.00%	to	1.95%	14.24%	to	25.89%
2008	23,075	$7.48	to	$10.03	$	216,996	5.17%	0.00%	to	1.95%	-30.76%	to	-21.09%
ING Invesco Van Kampen Equity and Income Portfolio - Service Class													
2012	6	$42.58	to	$43.78	$	277	1.98%	1.00%	to	1.25%	11.12%	to	11.40%
2011	6	$38.32	to	$39.30	$	229	2.26%	1.00%	to	1.25%	-2.54%	to	-2.31%
2010	5	$39.32	to	$40.23	$	214	1.65%	1.00%	to	1.25%	10.64%	to	10.92%
2009	4	$35.54	to	$36.27	$	149	1.31%	1.00%	to	1.25%	20.84%	to	21.14%
2008	5	$29.41	to	$30.80	$	157	5.22%	0.60%	to	1.25%	-24.51%	to	-24.03%
ING JPMorgan Mid Cap Value Portfolio - Adviser Class													
2012	23		$14.90		$	348	0.61%		0.35%			19.30%	
2011	25		$12.49		$	308	0.58%		0.35%			1.30%	
2010	31		$12.33		$	378	0.60%		0.35%			22.20%	
2009	29		$10.09		$	292	1.12%		0.35%			24.88%	
2008	30		$8.08		$	245	1.58%		0.35%			-33.44%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Mid Cap Value Portfolio - Initial Class												
2012	90		$10.09		$ 904	(e)		0.95%			(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2012	1,951	$11.89	to	$23.72	$ 40,437	0.76%	0.00%	to	1.55%	18.23%	to	20.04%
2011	1,760	$10.00	to	$19.76	$ 30,683	0.83%	0.00%	to	1.50%	0.29%	to	1.88%
2010	1,790	$9.91	to	$19.41	$ 30,952	0.77%	0.00%	to	1.55%	21.11%	to	23.01%
2009	1,864	$8.12	to	$15.78	$ 26,549	1.24%	0.00%	to	1.55%	23.68%	to	25.73%
2008	1,843	$6.51	to	$12.56	$ 21,120	2.10%	0.00%	to	1.55%	-34.08%	to	-33.01%
ING Oppenheimer Global Portfolio - Adviser Class												
2012	45		$13.43		$ 601	0.90%		0.35%			20.77%	
2011	46		$11.12		$ 515	1.20%		0.35%			-8.93%	
2010	40		$12.21		$ 483	1.39%		0.35%			15.08%	
2009	36		$10.61		$ 383	1.61%		0.35%			38.51%	
2008	31		$7.66		$ 238	2.32%		0.35%			-40.85%	
ING Oppenheimer Global Portfolio - Initial Class												
2012	36,131	$10.06	to	$16.66	$ 540,715	1.29%	0.00%	to	1.80%	15.61%	to	21.70%
2011	40,001	$8.34	to	$13.73	$ 498,449	1.52%	0.00%	to	1.65%	-9.60%	to	-8.10%
2010	43,210	$9.16	to	$14.94	$ 591,369	1.57%	0.00%	to	1.80%	14.05%	to	21.88%
2009	46,362	$7.95	to	$12.86	$ 549,793	2.38%	0.00%	to	1.95%	29.29%	to	44.58%
2008	49,538	$5.74	to	$9.22	$ 423,940	2.29%	0.00%	to	1.95%	-43.34%	to	-38.16%
ING Oppenheimer Global Portfolio - Service Class												
2012	47	$16.83	to	$17.29	$ 815	1.10%	1.00%	to	1.25%	19.79%	to	20.15%
2011	44	$14.05	to	$14.39	$ 638	1.40%	1.00%	to	1.25%	-9.53%	to	-9.33%
2010	41	$15.53	to	$15.87	$ 647	1.41%	1.00%	to	1.25%	14.36%	to	14.67%
2009	35	$13.58	to	$13.84	$ 486	2.12%	1.00%	to	1.25%	37.59%	to	37.99%
2008	27	$9.87	to	$10.03	$ 267	1.98%	1.00%	to	1.25%	-41.18%	to	-41.07%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Total Return Portfolio - Adviser Class													
2012	179	$14.94			$	2,675	2.97%	0.35%			7.25%		
2011	185	$13.93			$	2,578	2.89%	0.35%			2.58%		
2010	147	$13.58			$	1,991	3.43%	0.35%			6.93%		
2009	96	$12.70			$	1,215	3.17%	0.35%			11.99%		
2008	77	$11.34			$	870	5.48%	0.35%			-0.79%		
ING PIMCO Total Return Portfolio - Initial Class													
2012	29	$10.91	to	$11.07	$	322	5.00%	0.80%	to	1.40%	6.75%	to	7.19%
2011	8	$10.22	to	$10.29	$	78	(d)	0.95%	to	1.40%	(d)		
2010	(d)	(d)				(d)	(d)	(d)			(d)		
2009	(d)	(d)				(d)	(d)	(d)			(d)		
2008	(d)	(d)				(d)	(d)	(d)			(d)		
ING PIMCO Total Return Portfolio - Service Class													
2012	15,755	$13.27	to	$18.35	$	255,966	3.07%	0.00%	to	1.95%	5.80%	to	7.92%
2011	15,317	$12.41	to	$17.01	$	232,928	2.92%	0.00%	to	1.95%	1.25%	to	3.26%
2010	15,339	$12.13	to	$16.48	$	227,651	3.41%	0.00%	to	1.95%	5.45%	to	7.58%
2009	12,634	$11.37	to	$15.32	$	175,181	3.28%	0.00%	to	1.95%	10.40%	to	12.68%
2008	8,434	$10.17	to	$13.60	$	104,849	5.43%	0.00%	to	1.95%	-1.87%	to	-0.25%
ING Pioneer High Yield Portfolio - Initial Class													
2012	1,358	$15.39	to	$18.34	$	23,376	6.02%	0.00%	to	1.95%	13.96%	to	16.22%
2011	1,281	$13.37	to	$15.78	$	19,191	6.17%	0.00%	to	1.95%	-2.62%	to	-0.69%
2010	1,177	$13.58	to	$15.89	$	17,901	6.06%	0.00%	to	1.95%	16.67%	to	19.10%
2009	1,047	$11.50	to	$13.35	$	13,508	6.43%	0.00%	to	1.95%	64.58%	to	67.08%
2008	508	$6.96	to	$7.99	$	3,967	8.59%	0.00%	to	1.50%	-30.43%	to	-29.42%
ING Pioneer High Yield Portfolio - Service Class													
2012	27	$16.41	to	$17.31	$	466	5.82%	0.60%	to	1.40%	14.35%	to	15.08%
2011	27	$14.41	to	$15.25	$	393	5.50%	0.35%	to	1.35%	-2.31%	to	-1.29%
2010	25	$14.71	to	$15.45	$	370	5.44%	0.35%	to	1.40%	17.02%	to	18.30%
2009	14	$12.57	to	$13.06	$	181	6.87%	0.35%	to	1.40%	64.31%	to	65.47%
2008	11	$7.65	to	$7.79	$	81	7.95%	0.70%	to	1.40%	-30.49%	to	-30.32%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2015 Portfolio - Adviser Class													
2012	70		$12.52		$	874	3.93%		0.35%			10.70%		
2011	71	$11.31	to	$12.12	$	805	2.89%	0.00%	to	0.35%	-1.22%	to	-0.90%
2010	45	$11.45	to	$12.23	$	512	0.09%	0.00%	to	0.65%	10.19%	to	10.88%
2009	1,347	$10.26	to	$11.03	$	14,444	3.68%	0.00%	to	1.55%	20.28%	to	22.15%
2008	1,203	$8.52	to	$9.03	$	10,621	1.79%	0.00%	to	1.55%	-28.20%	to	-27.06%
ING Solution 2015 Portfolio - Initial Class													
2012	124	$10.26	to	$10.28	$	1,276	(e)	0.00%	to	0.45%		(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
2008	(e)		(e)			(e)	(e)		(e)			(e)	
ING Solution 2015 Portfolio - Service Class													
2012	5,266	$10.44	to	$13.75	$	67,178	4.26%	0.00%	to	1.50%	9.77%	to	11.53%
2011	5,226	$9.45	to	$12.33	$	60,328	3.23%	0.00%	to	1.50%	-2.19%	to	-0.68%
2010	4,993	$9.61	to	$12.42	$	58,754	2.36%	0.00%	to	1.50%	9.61%	to	11.39%
2009	4,158	$8.71	to	$11.17	$	44,359	3.84%	0.00%	to	1.50%	20.49%	to	22.39%
2008	3,218	$7.17	to	$9.13	$	28,425	1.76%	0.00%	to	1.50%	-27.98%	to	-26.84%
ING Solution 2015 Portfolio - Service 2 Class													
2012	855	$12.05	to	$12.60	$	10,582	3.80%	0.00%	to	1.55%	9.55%	to	11.21%
2011	1,241	$11.00	to	$11.33	$	13,912	3.32%	0.00%	to	1.55%	-2.40%	to	-0.79%
2010	1,297	$11.27	to	$11.42	$	14,738	(c)	0.00%	to	1.55%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Solution 2025 Portfolio - Adviser Class													
2012	35		$12.07		$	427	2.46%		0.35%			12.80%		
2011	36		$10.70		$	387	1.90%		0.35%			-3.69%		
2010	32	$11.11	to	$12.08	$	351	0.05%	0.00%	to	0.95%	12.38%	to	13.53%
2009	1,753	$9.82	to	$10.64	$	18,118	3.06%	0.00%	to	1.55%	23.44%	to	25.32%
2008	1,449	$7.86	to	$8.49	$	12,028	1.43%	0.00%	to	1.55%	-34.96%	to	-33.93%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2025 Portfolio - Initial Class													
2012	50	$10.35	to	$10.37	$	521	(e)	0.00%	to	0.45%	(e)		
2011	(e)	(e)				(e)	(e)	(e)			(e)		
2010	(e)	(e)				(e)	(e)	(e)			(e)		
2009	(e)	(e)				(e)	(e)	(e)			(e)		
2008	(e)	(e)				(e)	(e)	(e)			(e)		
ING Solution 2025 Portfolio - Service Class													
2012	8,785	$9.79	to	$13.48	$	110,500	2.73%	0.00%	to	1.50%	11.77%	to	13.49%
2011	8,260	$8.71	to	$11.89	$	92,206	2.18%	0.00%	to	1.50%	-4.53%	to	-3.03%
2010	7,451	$9.07	to	$12.27	$	86,539	1.58%	0.00%	to	1.50%	12.04%	to	13.82%
2009	6,278	$8.03	to	$10.78	$	64,506	3.13%	0.00%	to	1.50%	23.86%	to	25.93%
2008	4,569	$6.43	to	$8.57	$	37,936	1.41%	0.00%	to	1.50%	-34.86%	to	-33.95%
ING Solution 2025 Portfolio - Service 2 Class													
2012	1,219	$12.47	to	$13.04	$	15,599	2.31%	0.00%	to	1.55%	11.61%	to	13.29%
2011	1,727	$11.17	to	$11.51	$	19,675	2.22%	0.00%	to	1.55%	-4.77%	to	-3.20%
2010	1,708	$11.73	to	$11.89	$	20,208	(c)	0.00%	to	1.55%	(c)		
2009	(c)	(c)				(c)	(c)	(c)			(c)		
2008	(c)	(c)				(c)	(c)	(c)			(c)		
ING Solution 2035 Portfolio - Adviser Class													
2012	22	$12.07			$	266	1.99%	0.35%			14.41%		
2011	32	$10.55			$	338	1.12%	0.35%			-5.21%		
2010	34	$11.13	to	$11.56	$	379	0.05%	0.35%	to	1.00%	13.11%	to	13.92%
2009	1,547	$9.77	to	$10.71	$	16,062	2.66%	0.00%	to	1.55%	26.08%	to	28.11%
2008	1,196	$7.66	to	$8.36	$	9,767	1.45%	0.00%	to	1.55%	-38.14%	to	-37.24%
ING Solution 2035 Portfolio - Initial Class													
2012	125	$10.42	to	$10.43	$	1,299	(e)	0.00%	to	0.45%	(e)		
2011	(e)	(e)				(e)	(e)	(e)			(e)		
2010	(e)	(e)				(e)	(e)	(e)			(e)		
2009	(e)	(e)				(e)	(e)	(e)			(e)		
2008	(e)	(e)				(e)	(e)	(e)			(e)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Service Class													
2012	7,612	$9.54	to	$13.64	$	96,949	2.16%	0.00%	to	1.50%	13.34%	to	15.11%
2011	6,862	$8.36	to	$11.85	$	76,467	1.61%	0.00%	to	1.50%	-6.05%	to	-4.55%
2010	5,947	$8.85	to	$12.42	$	70,002	1.19%	0.00%	to	1.50%	12.86%	to	14.58%
2009	5,065	$7.78	to	$10.84	$	52,312	2.79%	0.00%	to	1.50%	26.47%	to	28.44%
2008	3,386	$6.11	to	$8.45	$	27,711	1.40%	0.00%	to	1.50%	-37.97%	to	-36.99%
ING Solution 2035 Portfolio - Service 2 Class													
2012	1,165	$12.66	to	$13.24	$	15,155	1.94%	0.00%	to	1.55%	13.24%	to	14.93%
2011	1,444	$11.18	to	$11.52	$	16,464	1.68%	0.00%	to	1.55%	-6.29%	to	-4.79%
2010	1,425	$11.93	to	$12.10	$	17,154	(c)	0.00%	to	1.55%	(c)		
2009	(c)	(c)				(c)	(c)	(c)			(c)		
2008	(c)	(c)				(c)	(c)	(c)			(c)		
ING Solution 2045 Portfolio - Adviser Class													
2012	10	$11.87			$	117	1.72%	0.35%			14.80%		
2011	11	$10.34			$	115	1.03%	0.35%			-5.74%		
2010	7	$10.97			$	80	0.02%	0.35%			14.51%		
2009	1,072	$9.58	to	$10.68	$	11,165	2.16%	0.00%	to	1.55%	27.31%	to	29.30%
2008	797	$7.43	to	$8.26	$	6,465	1.10%	0.00%	to	1.55%	-40.86%	to	-39.93%
ING Solution 2045 Portfolio - Initial Class													
2012	77	$10.44			$	803	(e)	0.45%			(e)		
2011	(e)	(e)				(e)	(e)	(e)			(e)		
2010	(e)	(e)				(e)	(e)	(e)			(e)		
2009	(e)	(e)				(e)	(e)	(e)			(e)		
2008	(e)	(e)				(e)	(e)	(e)			(e)		
ING Solution 2045 Portfolio - Service Class													
2012	5,506	$9.22	to	$13.63	$	70,077	1.84%	0.00%	to	1.50%	13.76%	to	15.51%
2011	4,993	$8.06	to	$11.80	$	55,372	1.22%	0.00%	to	1.50%	-6.56%	to	-5.12%
2010	4,246	$8.57	to	$12.44	$	49,958	0.90%	0.00%	to	1.50%	13.39%	to	15.17%
2009	3,511	$7.51	to	$10.81	$	36,075	2.34%	0.00%	to	1.50%	27.92%	to	29.93%
2008	2,197	$5.82	to	$8.32	$	17,688	1.13%	0.00%	to	1.50%	-40.72%	to	-39.88%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2045 Portfolio - Service 2 Class													
2012	881	$12.75	to	$13.34	$	11,546	1.54%	0.00%	to	1.55%	13.64%	to	15.40%
2011	1,168	$11.22	to	$11.56	$	13,383	1.25%	0.00%	to	1.55%	-6.89%	to	-5.40%
2010	1,142	$12.05	to	$12.22	$	13,890	(c)	0.00%	to	1.55%		(c)	
2009	(c)	(c)				(c)	(c)	(c)				(c)	
2008	(c)	(c)				(c)	(c)	(c)				(c)	
ING Solution 2055 Portfolio - Initial Class													
2012	10	$12.65			$	124	(e)	0.45%				(e)	
2011	(e)	(e)				(e)	(e)	(e)				(e)	
2010	(e)	(e)				(e)	(e)	(e)				(e)	
2009	(e)	(e)				(e)	(e)	(e)				(e)	
2008	(e)	(e)				(e)	(e)	(e)				(e)	
ING Solution 2055 Portfolio - Service Class													
2012	272	$11.67	to	$12.73	$	3,384	1.04%	0.00%	to	1.50%	13.86%	to	15.52%
2011	130	$10.20	to	$11.02	$	1,414	0.37%	0.05%	to	1.50%	-6.52%	to	-5.16%
2010	19	$11.50	to	$11.62	$	222	(c)	0.05%	to	1.50%		(c)	
2009	(c)	(c)				(c)	(c)	(c)				(c)	
2008	(c)	(c)				(c)	(c)	(c)				(c)	
ING Solution 2055 Portfolio - Service 2 Class													
2012	35	$12.22	to	$12.68	$	438	0.86%	0.00%	to	1.40%	13.77%	to	15.27%
2011	24	$10.74	to	$11.00	$	259	0.46%	0.00%	to	1.45%	-6.43%	to	-5.25%
2010	15	$11.51	to	$11.61	$	174	(c)	0.00%	to	1.25%		(c)	
2009	(c)	(c)				(c)	(c)	(c)				(c)	
2008	(c)	(c)				(c)	(c)	(c)				(c)	
ING Solution Growth Portfolio - Service Class													
2012	219	$10.10	to	$10.71	$	2,273	1.63%	0.25%	to	1.50%	11.97%	to	13.45%
2011	193	$9.02	to	$9.44	$	1,775	0.33%	0.25%	to	1.50%	-3.94%	to	-2.68%
2010	131	$9.39	to	$9.70	$	1,246	1.11%	0.25%	to	1.50%	11.11%	to	12.40%
2009	86	$8.45	to	$8.63	$	737	0.66%	0.25%	to	1.50%	22.87%	to	23.99%
2008	25	$6.91	to	$6.96	$	174	(a)	0.25%	to	1.25%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Income Portfolio - Adviser Class													
2012	20		$12.99		$	257	3.93%		0.35%			9.16%	
2011	25		$11.90		$	303	2.00%		0.35%			-0.17%	
2010	84	$11.92	to	$12.20	$	998	0.63%	0.25%	to	0.40%	8.82%	to	9.03%
2009	776	$10.61	to	$11.32	$	8,576	5.19%	0.00%	to	1.40%	15.42%	to	16.94%
2008	854	$9.19	to	$9.68	$	8,109	1.98%	0.00%	to	1.40%	-18.09%	to	-16.91%
ING Solution Income Portfolio - Initial Class													
2012	193	$10.20	to	$10.22	$	1,968	(e)	0.00%	to	0.45%		(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
2008	(e)		(e)			(e)	(e)		(e)			(e)	
ING Solution Income Portfolio - Service Class													
2012	1,014	$11.31	to	$13.84	$	13,244	5.01%	0.00%	to	1.50%	8.15%	to	9.75%
2011	1,144	$10.40	to	$12.61	$	13,757	3.92%	0.00%	to	1.50%	-1.13%	to	0.42%
2010	1,044	$10.46	to	$12.57	$	12,512	3.39%	0.00%	to	1.50%	7.95%	to	9.78%
2009	852	$9.63	to	$11.47	$	9,378	5.44%	0.00%	to	1.50%	15.44%	to	17.28%
2008	733	$8.35	to	$9.78	$	6,949	2.09%	0.00%	to	1.50%	-17.91%	to	-16.70%
ING Solution Income Portfolio - Service 2 Class													
2012	173	$11.68	to	$12.17	$	2,070	4.41%	0.00%	to	1.40%	8.05%	to	9.64%
2011	241	$10.80	to	$11.10	$	2,646	3.22%	0.00%	to	1.45%	-1.10%	to	0.27%
2010	458	$10.93	to	$11.07	$	5,049	(c)	0.00%	to	1.40%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Solution Moderate Portfolio - Service Class													
2012	326	$10.68	to	$11.32	$	3,570	1.85%	0.25%	to	1.50%	10.33%	to	11.64%
2011	305	$9.68	to	$10.14	$	3,018	0.54%	0.25%	to	1.50%	-2.22%	to	-0.88%
2010	247	$9.90	to	$10.23	$	2,487	1.49%	0.25%	to	1.50%	9.51%	to	10.95%
2009	167	$9.04	to	$9.22	$	1,529	0.93%	0.25%	to	1.50%	18.61%	to	19.90%
2008	82	$7.63	to	$7.69	$	625	(a)	0.25%	to	1.40%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
2012	32		$14.57		$	465	-		0.35%			15.27%	
2011	32		$12.64		$	409	0.23%		0.35%			-4.53%	
2010	34		$13.24		$	451	-		0.35%			27.31%	
2009	30		$10.40		$	313	-		0.35%			45.05%	
2008	30		$7.17		$	212	-		0.35%			-43.54%	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2012	20,973	$11.26	to	$17.17	$	324,303	0.52%	0.00%	to	1.50%	11.41%	to	16.10%
2011	22,944	$9.79	to	$14.79	$	309,528	0.35%	0.00%	to	1.50%	-5.15%	to	-3.64%
2010	24,412	$10.25	to	$15.35	$	345,307	0.28%	0.00%	to	1.50%	26.65%	to	31.82%
2009	25,435	$8.04	to	$11.95	$	281,756	0.43%	0.00%	to	1.50%	40.28%	to	52.34%
2008	26,223	$5.53	to	$8.17	$	200,073	0.48%	0.00%	to	1.50%	-45.52%	to	-41.84%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
2012	43	$11.02	to	$16.48	$	586	0.17%	0.00%	to	1.30%	14.43%	to	15.89%
2011	47	$9.63	to	$14.22	$	580	0.18%	0.00%	to	1.25%	-5.12%	to	-3.92%
2010	43	$10.15	to	$14.80	$	562	-	0.00%	to	1.25%	26.47%	to	28.14%
2009	36	$8.02	to	$11.55	$	368	0.31%	0.00%	to	1.25%	44.22%	to	46.02%
2008	37	$5.56	to	$7.91	$	272	-	0.00%	to	1.25%	-44.01%	to	-43.26%
ING T. Rowe Price Growth Equity Portfolio - Adviser Class													
2012	89		$13.68		$	1,224	-		0.35%			17.93%	
2011	98		$11.60		$	1,139	-		0.35%			-1.94%	
2010	101		$11.83		$	1,195	-		0.35%			15.87%	
2009	105		$10.21		$	1,070	-		0.35%			41.81%	
2008	103		$7.20		$	743	0.32%		0.35%			-42.72%	
ING T. Rowe Price Growth Equity Portfolio - Initial Class													
2012	9,885	$10.71	to	$32.97	$	247,651	0.17%	0.00%	to	1.50%	17.11%	to	18.92%
2011	9,608	$9.08	to	$28.03	$	208,716	-	0.00%	to	1.50%	-2.57%	to	-1.06%
2010	10,050	$9.27	to	$28.62	$	223,428	0.04%	0.00%	to	1.50%	15.11%	to	16.88%
2009	10,235	$7.99	to	$24.73	$	200,867	0.17%	0.00%	to	1.50%	40.83%	to	43.01%
2008	10,195	$5.63	to	$17.48	$	141,775	1.37%	0.00%	to	1.50%	-43.12%	to	-30.59%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Growth Equity Portfolio - Service Class													
2012	176	$13.81	to	$16.52	$	2,729	-	0.00%	to	1.55%	16.74%	to	18.62%
2011	156	$11.83	to	$14.07	$	2,053	-	0.00%	to	1.55%	-2.79%	to	-1.33%
2010	152	$12.17	to	$14.40	$	2,022	0.06%	0.00%	to	1.55%	14.81%	to	16.61%
2009	140	$10.60	to	$12.48	$	1,598	-	0.00%	to	1.55%	40.40%	to	42.58%
2008	126	$7.55	to	$8.84	$	1,018	1.15%	0.00%	to	1.55%	-43.28%	to	-42.36%
ING Templeton Foreign Equity Portfolio - Adviser Class													
2012	61		$9.17		$	562	1.18%		0.35%			17.87%	
2011	59		$7.78		$	457	2.05%		0.35%			-12.68%	
2010	36		$8.91		$	324	1.86%		0.35%			7.87%	
2009	26		$8.26		$	215	-		0.35%			30.90%	
2008	23		$6.31		$	143	(a)		0.35%			(a)	
ING Templeton Foreign Equity Portfolio - Initial Class													
2012	11,465	$8.83	to	$9.55	$	104,253	1.62%	0.00%	to	1.50%	17.08%	to	18.93%
2011	10,100	$7.54	to	$8.03	$	77,991	1.95%	0.00%	to	1.50%	-13.36%	to	-12.05%
2010	10,877	$8.70	to	$9.13	$	96,382	2.20%	0.00%	to	1.50%	7.22%	to	9.74%
2009	11,443	$8.11	to	$8.38	$	94,024	-	0.00%	to	1.50%	30.10%	to	32.18%
2008	12,039	$6.23	to	$6.34	$	75,608	(a)	0.00%	to	1.50%	(a)	
ING Templeton Foreign Equity Portfolio - Service Class													
2012	25	$10.47	to	$11.50	$	284	2.16%	0.00%	to	1.40%	16.98%	to	18.68%
2011	9	$8.95	to	$9.69	$	86	1.15%	0.00%	to	1.40%	-13.44%	to	-12.23%
2010	8	$10.32	to	$11.04	$	88	2.76%	0.00%	to	1.45%	7.04%	to	8.55%
2009	6	$9.64	to	$10.17	$	57	-	0.00%	to	1.45%	30.01%	to	31.91%
2008	5	$7.43	to	$7.71	$	40	0.04%	0.00%	to	1.40%	-41.32%	
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class													
2012	7		$10.78		$	75	-		0.35%			12.53%	
2011	9		$9.58		$	82	1.27%		0.35%			-3.33%	
2010	8		$9.91		$	75	-		0.35%			12.36%	
2009	9		$8.82		$	77	1.67%		0.35%			30.67%	
2008	6		$6.75		$	43	3.57%		0.35%			-40.27%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING UBS U.S. Large Cap Equity Portfolio - Initial Class													
2012	4,383	$9.17	to	$20.64	$	67,687	0.96%	0.00%	to	1.95%	11.25%	to	13.48%
2011	4,859	$8.15	to	$18.24	$	66,888	1.11%	0.00%	to	1.95%	-4.46%	to	-2.54%
2010	5,497	$8.44	to	$18.72	$	78,055	0.90%	0.00%	to	1.95%	11.28%	to	13.46%
2009	6,024	$7.50	to	$16.50	$	76,337	1.44%	0.00%	to	1.95%	29.15%	to	31.83%
2008	6,593	$5.74	to	$12.52	$	64,277	2.42%	0.00%	to	1.95%	-40.95%	to	-5.47%
ING UBS U.S. Large Cap Equity Portfolio - Service Class													
2012	2		$10.31		$	17	-		1.00%			12.07%	
2011	2		$9.20		$	18	-		1.00%			-3.66%	
2010	2		$9.55		$	16	-		1.00%			11.83%	
2009	1		$8.54		$	10	-		1.00%			30.18%	
2008	1		$6.56		$	6	-		1.00%			-40.58%	
ING Core Equity Research Fund - Class A													
2012	11	$17.16	to	$17.78	$	190	1.06%	0.35%	to	1.25%	16.02%	to	17.05%
2011	13	$14.79	to	$15.19	$	189	1.03%	0.35%	to	1.25%	-1.66%	to	-0.78%
2010	13	$14.99	to	$15.29	$	200	0.61%	0.40%	to	1.40%	10.95%	to	12.10%
2009	9	$13.49	to	$13.64	$	129	(b)	0.40%	to	1.55%		(b)	
2008	(b)		(b)			(b)	(b)		(b)			(b)	
ING Strategic Allocation Conservative Portfolio - Class I													
2012	1,798	$11.03	to	$24.14	$	33,238	2.70%	0.00%	to	1.70%	10.62%	to	12.32%
2011	1,920	$9.91	to	$21.55	$	31,636	4.08%	0.00%	to	1.60%	0.18%	to	1.80%
2010	1,876	$9.82	to	$21.17	$	30,602	4.39%	0.00%	to	1.60%	9.40%	to	11.10%
2009	1,943	$8.92	to	$19.06	$	29,313	7.90%	0.00%	to	1.95%	15.62%	to	17.94%
2008	1,959	$7.64	to	$16.17	$	25,840	4.38%	0.00%	to	1.95%	-25.08%	to	-23.58%
ING Strategic Allocation Growth Portfolio - Class I													
2012	3,688	$9.63	to	$23.66	$	64,806	1.57%	0.00%	to	1.95%	12.70%	to	15.09%
2011	3,981	$8.45	to	$20.63	$	61,425	2.68%	0.00%	to	1.95%	-4.75%	to	-2.89%
2010	4,056	$8.78	to	$21.25	$	65,533	3.58%	0.00%	to	1.95%	10.82%	to	13.15%
2009	4,155	$7.83	to	$18.80	$	60,353	9.30%	0.00%	to	1.95%	22.80%	to	25.27%
2008	4,099	$6.30	to	$15.01	$	48,875	2.56%	0.00%	to	1.95%	-37.31%	to	-26.13%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Strategic Allocation Moderate Portfolio - Class I													
2012	3,554	$10.27	to	$23.66	$	61,420	2.13%	0.00%	to	1.70%	11.85%	to	13.66%
2011	3,774	$9.12	to	$20.83	$	57,881	3.49%	0.00%	to	1.60%	-2.21%	to	-0.57%
2010	3,928	$9.26	to	$20.95	$	61,501	3.92%	0.00%	to	1.60%	10.25%	to	12.15%
2009	3,969	$8.34	to	$18.68	$	56,060	8.62%	0.00%	to	1.60%	19.91%	to	21.77%
2008	3,902	$6.91	to	$15.34	$	46,525	3.19%	0.00%	to	1.60%	-31.57%	to	-30.47%
ING Growth and Income Portfolio - Class A													
2012	71		$11.08		$	785	1.34%		0.35%			14.82%	
2011	89		$9.65		$	856	1.09%		0.35%			-1.03%	
2010	62		$9.75		$	606	0.99%		0.35%			13.11%	
2009	47		$8.62		$	403	1.03%		0.35%			29.24%	
2008	56		$6.67		$	371	1.89%		0.35%			-38.18%	
ING Growth and Income Portfolio - Class I													
2012	42,100	$10.12	to	$353.70	$	1,068,514	1.84%	0.00%	to	1.95%	13.53%	to	15.77%
2011	47,467	$8.82	to	$308.39	$	1,044,149	1.24%	0.00%	to	1.95%	-2.23%	to	-0.22%
2010	52,699	$8.93	to	$312.14	$	1,177,617	1.06%	0.00%	to	1.95%	11.92%	to	14.24%
2009	53,908	$7.88	to	$276.06	$	1,084,132	1.44%	0.00%	to	1.95%	27.76%	to	30.30%
2008	59,428	$6.10	to	$213.96	$	926,638	1.44%	0.00%	to	1.95%	-38.89%	to	-6.86%
ING Growth and Income Portfolio - Class S													
2012	533	$10.84	to	$16.04	$	6,121	1.47%	0.00%	to	1.55%	13.73%	to	15.45%
2011	737	$9.58	to	$13.95	$	7,254	2.00%	0.00%	to	1.55%	-1.72%	to	-0.50%
2010	141	$9.70	to	$14.09	$	1,467	1.02%	0.00%	to	1.50%	12.15%	to	13.84%
2009	97	$8.59	to	$12.43	$	884	1.68%	0.00%	to	1.50%	28.98%	to	29.55%
2008	46	$6.66	to	$6.70	$	305	2.96%	0.30%	to	0.75%	-38.22%	to	-37.96%
ING GET U.S. Core Portfolio - Series 11													
2012	1		$10.24		$	6	5.41%		1.75%			-2.20%	
2011	3		$10.47		$	31	3.23%		1.75%		-0.95%	to	-0.85%
2010	3	$10.56	to	$10.57	$	31	3.23%		1.75%		3.02%	to	3.02%
2009	3	$10.25	to	$10.26	$	31	3.17%		1.75%		-2.57%	to	-2.47%
2008	3		$10.52		$	32	2.53%		1.75%			-1.22%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class													
2012	-	$8.98			$	2	-	0.35%			7.03%		
2011	-	$8.39			$	2	(d)	0.35%			(d)		
2010	(d)	(d)				(d)	(d)	(d)			(d)		
2009	(d)	(d)				(d)	(d)	(d)			(d)		
2008	(d)	(d)				(d)	(d)	(d)			(d)		
ING BlackRock Science and Technology Opportunities Portfolio - Class I													
2012	8,547	$4.74	to	$16.71	$	44,495	0.19%	0.00%	to	1.50%	6.24%	to	7.89%
2011	9,379	$4.46	to	$15.53	$	45,758	-	0.00%	to	1.50%	-11.86%	to	-10.44%
2010	9,177	$5.06	to	$17.38	$	50,430	-	0.00%	to	1.90%	16.36%	to	18.65%
2009	8,967	$4.33	to	$14.70	$	42,053	-	0.00%	to	1.90%	49.80%	to	52.74%
2008	7,555	$2.88	to	$9.65	$	23,396	-	0.00%	to	1.60%	-40.75%	to	-39.74%
ING Index Plus LargeCap Portfolio - Class I													
2012	13,613	$9.05	to	$24.77	$	269,213	1.66%	0.00%	to	1.95%	12.30%	to	14.50%
2011	15,065	$8.03	to	$21.65	$	262,851	1.90%	0.00%	to	1.95%	-2.07%	to	-0.05%
2010	16,582	$8.16	to	$21.66	$	292,131	1.93%	0.00%	to	1.95%	11.70%	to	14.02%
2009	18,196	$7.27	to	$19.01	$	283,441	3.01%	0.00%	to	1.95%	20.75%	to	23.20%
2008	19,363	$5.99	to	$15.43	$	247,468	2.11%	0.00%	to	1.95%	-38.41%	to	-37.20%
ING Index Plus LargeCap Portfolio - Class S													
2012	31	$11.87			$	368	1.60%	0.35%			13.70%		
2011	37	$10.44			$	383	1.64%	0.35%			-0.76%		
2010	33	$10.52			$	348	1.94%	0.35%			13.24%		
2009	40	$9.29			$	375	2.57%	0.35%			22.56%		
2008	43	$7.58			$	325	1.52%	0.35%			-37.56%		
ING Index Plus MidCap Portfolio - Class I													
2012	11,422	$10.89	to	$31.28	$	298,981	0.91%	0.00%	to	1.95%	15.57%	to	17.73%
2011	12,437	$9.33	to	$26.58	$	280,455	0.84%	0.00%	to	1.85%	-2.94%	to	-1.12%
2010	13,426	$9.53	to	$26.88	$	307,653	1.06%	0.00%	to	2.10%	19.36%	to	21.95%
2009	14,483	$7.88	to	$22.05	$	274,072	1.65%	0.00%	to	2.10%	28.97%	to	31.80%
2008	14,637	$6.03	to	$16.74	$	212,512	1.44%	0.00%	to	2.10%	-38.76%	to	-37.58%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)		
ING Index Plus MidCap Portfolio - Class S											
2012	29		$13.29		$ 387	0.52%		0.35%	16.99%		
2011	34		$11.36		$ 389	0.41%		0.35%	-1.73%		
2010	51		$11.56		$ 590	0.94%		0.35%	21.05%		
2009	49		$9.55		$ 472	1.09%		0.35%	31.00%		
2008	36		$7.29		$ 260	1.33%		0.35%	-37.90%		
ING Index Plus SmallCap Portfolio - Class I											
2012	6,083	$10.24	to	$21.69	$ 109,978	0.58%	0.00% to 1.95%		10.36%	to	12.38%
2011	6,805	$9.19	to	$19.30	$ 110,537	0.86%	0.00% to 1.80%		-2.52%	to	-0.72%
2010	7,455	$9.34	to	$19.44	$ 122,910	0.69%	0.00% to 2.10%		20.30%	to	22.86%
2009	7,647	$7.67	to	$15.83	$ 103,515	1.74%	0.00% to 2.10%		22.25%	to	24.85%
2008	7,836	$6.19	to	$12.68	$ 85,771	0.96%	0.00% to 2.10%		-34.86%	to	-33.54%
ING Index Plus SmallCap Portfolio - Class S											
2012	15		$11.77		$ 176	-		0.35%	11.78%		
2011	17		$10.53		$ 181	0.60%		0.35%	-1.31%		
2010	14		$10.67		$ 154	0.72%		0.35%	22.08%		
2009	14		$8.74		$ 122	1.11%		0.35%	23.97%		
2008	8		$7.05		$ 58	-		0.35%	-33.86%		
ING International Index Portfolio - Class I											
2012	2,347	$7.89	to	$14.68	$ 20,592	2.78%	0.00% to 1.80%		16.54%	to	18.84%
2011	2,344	$6.77	to	$12.49	$ 17,553	2.70%	0.00% to 1.80%		-13.76%	to	-12.20%
2010	2,334	$7.85	to	$14.36	$ 20,151	3.45%	0.00% to 1.80%		6.27%	to	8.01%
2009	2,401	$7.43	to	$13.44	$ 19,407	-	0.00% to 1.60%		26.18%	to	27.56%
2008	37	$5.92	to	$5.95	$ 220	(a)	0.30% to 1.25%		(a)		
ING International Index Portfolio - Class S											
2012	-		$14.14		$ 5	-		0.35%	18.03%		
2011	1		$11.98		$ 7	-		0.35%	-12.75%		
2010	1		$13.73		$ 13	6.25%		0.35%	7.27%		
2009	1		$12.80		$ 19	(b)		0.35%	(b)		
2008	(b)		(b)		(b)	(b)		(b)	(b)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Growth Index Portfolio - Class I													
2012	547	$16.10	to	$17.01	$	8,965	1.14%	0.00%	to	1.50%	12.75%	to	14.47%
2011	367	$14.28	to	$14.86	$	5,308	1.31%	0.00%	to	1.50%	2.66%	to	4.21%
2010	274	$13.91	to	$14.26	$	3,841	0.64%	0.00%	to	1.50%	11.10%	to	12.82%
2009	221	$12.47	to	$12.76	$	2,772	(b)	0.00%	to	1.50%		(b)	
2008	(b)	(b)				(b)	(b)		(b)			(b)	
ING Russell™ Large Cap Growth Index Portfolio - Class S													
2012	36	$16.02	to	$16.87	$	585	0.86%	0.00%	to	1.35%	12.78%	to	14.26%
2011	41	$14.06	to	$14.63	$	581	1.10%	0.00%	to	1.35%	2.52%	to	3.87%
2010	37	$13.60	to	$14.12	$	508	0.46%	0.00%	to	1.35%	10.94%	to	12.47%
2009	29	$12.15	to	$12.60	$	353	(b)	0.00%	to	1.35%		(b)	
2008	(b)	(b)				(b)	(b)		(b)			(b)	
ING Russell™ Large Cap Index Portfolio - Class I													
2012	2,210	$10.16	to	$10.99	$	23,318	2.28%	0.00%	to	1.80%	13.39%	to	15.56%
2011	1,513	$8.96	to	$9.51	$	13,923	1.53%	0.00%	to	1.80%	0.79%	to	2.59%
2010	1,295	$8.89	to	$9.27	$	11,717	3.25%	0.00%	to	1.80%	10.48%	to	12.23%
2009	1,190	$8.06	to	$8.27	$	9,692	-	0.00%	to	1.60%	21.90%	to	23.65%
2008	403	$6.62	to	$6.68	$	2,675	(a)	0.00%	to	1.45%		(a)	
ING Russell™ Large Cap Index Portfolio - Class S													
2012	4		$16.36		$	65	2.70%		0.95%			14.17%	
2011	1		$14.33		$	9	-		0.95%			1.20%	
2010	1		$14.16		$	10	(c)		0.95%			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
ING Russell™ Large Cap Value Index Portfolio - Class I													
2012	17	$14.90	to	$14.95	$	255	1.82%	1.15%	to	1.25%	14.79%	to	14.91%
2011	14	$12.98	to	$13.01	$	184	1.22%	1.15%	to	1.25%	-0.38%	to	-0.31%
2010	11	$13.03	to	$13.05	$	145	1.79%	1.15%	to	1.25%	9.96%	to	10.03%
2009	7	$11.85	to	$11.86	$	79	(b)	1.15%	to	1.25%		(b)	
2008	(b)	(b)				(b)	(b)		(b)			(b)	

289

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Value Index Portfolio - Class S												
2012	264	$14.63	to	$15.45	$ 3,936	1.55%	0.00%	to	1.50%	14.21%	to	15.90%
2011	215	$12.81	to	$13.33	$ 2,795	1.56%	0.00%	to	1.50%	-0.93%	to	0.60%
2010	180	$12.93	to	$13.25	$ 2,346	1.44%	0.00%	to	1.50%	9.48%	to	11.16%
2009	165	$11.81	to	$11.92	$ 1,952	(b)	0.00%	to	1.50%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2012	325	$17.39	to	$18.37	$ 5,776	0.35%	0.00%	to	1.50%	13.73%	to	15.46%
2011	335	$15.29	to	$15.91	$ 5,207	0.45%	0.00%	to	1.50%	-3.65%	to	-2.15%
2010	291	$15.87	to	$16.26	$ 4,652	0.29%	0.00%	to	1.50%	23.98%	to	25.85%
2009	237	$12.80	to	$12.92	$ 3,049	(b)	0.00%	to	1.50%		(b)	
2008	(b)		(b)		(b)	(b)		(b)			(b)	
ING Russell™ Mid Cap Index Portfolio - Class I												
2012	2,011	$11.05	to	$12.02	$ 23,380	0.87%	0.00%	to	1.80%	14.86%	to	17.04%
2011	786	$9.62	to	$10.27	$ 7,784	1.25%	0.00%	to	1.80%	-3.61%	to	-2.12%
2010	638	$9.98	to	$10.40	$ 6,503	0.52%	0.25%	to	1.80%	23.31%	to	25.00%
2009	433	$8.15	to	$8.36	$ 3,562	-	0.00%	to	1.50%	38.41%	to	40.27%
2008	224	$5.91	to	$5.96	$ 1,329	(a)	0.00%	to	1.25%		(a)	
ING Russell™ Small Cap Index Portfolio - Class I												
2012	1,049	$11.50	to	$12.50	$ 12,589	0.79%	0.00%	to	1.80%	13.97%	to	16.06%
2011	648	$10.09	to	$10.77	$ 6,728	0.90%	0.00%	to	1.80%	-5.61%	to	-3.93%
2010	482	$10.69	to	$11.21	$ 5,262	0.47%	0.00%	to	1.80%	24.51%	to	26.16%
2009	225	$8.65	to	$8.83	$ 1,962	-	0.25%	to	1.50%	24.78%	to	26.32%
2008	91	$6.94	to	$6.99	$ 635	(a)	0.25%	to	1.40%		(a)	
ING Small Company Portfolio - Class I												
2012	4,493	$11.29	to	$38.48	$ 122,521	0.41%	0.00%	to	1.50%	12.81%	to	14.53%
2011	4,827	$9.95	to	$33.68	$ 116,910	0.40%	0.00%	to	1.50%	-3.94%	to	-2.48%
2010	5,153	$10.30	to	$34.54	$ 129,660	0.52%	0.00%	to	1.50%	22.55%	to	24.44%
2009	5,202	$8.35	to	$27.77	$ 107,672	0.61%	0.00%	to	1.50%	25.65%	to	27.62%
2008	5,178	$6.59	to	$21.76	$ 86,261	1.08%	0.00%	to	1.50%	-32.09%	to	-31.10%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Small Company Portfolio - Class S													
2012	14		$14.73		$	207	-		0.35%			13.83%	
2011	14		$12.94		$	184	-		0.35%			-3.00%	
2010	11		$13.34		$	149	-		0.35%			23.52%	
2009	11		$10.80		$	118	0.92%		0.35%			26.76%	
2008	12		$8.52		$	100	1.07%		0.35%			-31.46%	
ING U.S. Bond Index Portfolio - Class I													
2012	937	$11.83	to	$12.85	$	11,539	2.32%	0.00%	to	1.80%	2.30%	to	3.88%
2011	794	$11.71	to	$12.37	$	9,456	2.02%	0.00%	to	1.50%	5.58%	to	7.19%
2010	477	$11.09	to	$11.54	$	5,363	2.67%	0.00%	to	1.55%	4.52%	to	6.16%
2009	368	$10.61	to	$10.87	$	3,932	2.62%	0.00%	to	1.50%	4.32%	to	5.84%
2008	153	$10.17	to	$10.27	$	1,559	(a)	0.00%	to	1.50%		(a)	
ING International Value Portfolio - Class I													
2012	4,356	$7.25	to	$15.06	$	59,954	2.51%	0.00%	to	1.50%	17.41%	to	19.24%
2011	5,279	$6.14	to	$12.70	$	62,017	2.61%	0.00%	to	1.55%	-16.21%	to	-14.84%
2010	6,060	$7.28	to	$15.07	$	84,378	2.04%	0.00%	to	1.70%	0.73%	to	2.49%
2009	7,742	$7.16	to	$14.85	$	105,099	1.56%	0.00%	to	1.70%	25.00%	to	27.22%
2008	7,918	$5.67	to	$11.79	$	84,985	2.94%	0.00%	to	1.70%	-43.63%	to	-42.79%
ING International Value Portfolio - Class S													
2012	20		$11.15		$	218	2.34%		0.35%			18.62%	
2011	22		$9.40		$	210	2.54%		0.35%			-15.24%	
2010	24		$11.09		$	263	1.83%		0.35%			1.93%	
2009	26		$10.88		$	283	1.51%		0.35%			25.78%	
2008	29		$8.65		$	248	3.02%		0.35%			-42.52%	
ING MidCap Opportunities Portfolio - Class I													
2012	2,646	$9.83	to	$21.94	$	49,515	0.59%	0.00%	to	1.50%	12.48%	to	14.21%
2011	1,972	$11.38	to	$19.31	$	32,603	-	0.00%	to	1.50%	-1.94%	to	-0.51%
2010	1,410	$11.54	to	$18.47	$	23,611	0.72%	0.00%	to	1.50%	28.37%	to	30.35%
2009	998	$8.92	to	$14.17	$	12,935	0.21%	0.00%	to	1.50%	39.29%	to	41.60%
2008	935	$6.36	to	$10.69	$	8,648	-	0.00%	to	1.50%	-38.51%	to	-37.84%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MidCap Opportunities Portfolio - Class S													
2012	122	$13.41	to	$17.75	$	1,742	0.42%	0.00%	to	1.55%	12.33%	to	13.94%
2011	164	$12.00	to	$15.64	$	2,056	-	0.00%	to	1.35%	-2.12%	to	-0.97%
2010	198	$12.22	to	$15.81	$	2,514	0.57%	0.15%	to	1.75%		29.48%	
2009	23		$12.21		$	276	-		0.35%			40.51%	
2008	12		$8.69		$	108	-		0.35%			-37.93%	
ING SmallCap Opportunities Portfolio - Class I													
2012	2,283	$9.77	to	$19.73	$	28,744	-	0.00%	to	1.75%	13.45%	to	14.88%
2011	1,989	$10.26	to	$17.18	$	21,998	-	0.20%	to	1.50%	-0.68%	to	0.60%
2010	1,873	$10.33	to	$17.09	$	20,701	-	0.00%	to	1.50%	30.43%	to	32.13%
2009	1,414	$7.92	to	$12.81	$	11,898	-	0.00%	to	1.50%	28.99%	to	31.05%
2008	1,290	$6.14	to	$9.68	$	8,367	-	0.00%	to	1.50%	-35.44%	to	-34.62%
ING SmallCap Opportunities Portfolio - Class S													
2012	5		$16.13		$	80	-		0.35%			14.56%	
2011	6		$14.08		$	86	-		0.35%			0.14%	
2010	15		$14.06		$	213	-		0.35%			31.65%	
2009	6		$10.68		$	60	-		0.35%			30.24%	
2008	6		$8.20		$	47	-		0.35%			-34.82%	
Janus Aspen Series Balanced Portfolio - Institutional Shares													
2012	4	$25.63	to	$40.04	$	174	3.08%	0.50%	to	1.40%	12.05%	to	13.05%
2011	4	$22.71	to	$35.79	$	151	2.55%	0.40%	to	1.40%	0.23%	to	1.11%
2010	7	$22.50	to	$35.55	$	242	2.78%	0.50%	to	1.40%	6.87%	to	7.87%
2009	8	$20.91	to	$33.21	$	261	6.84%	0.50%	to	1.45%	24.06%	to	25.25%
2008	9	$16.64	to	$26.71	$	236	2.32%	0.50%	to	1.45%	-17.06%	to	-16.23%
Janus Aspen Series Enterprise Portfolio - Institutional Shares													
2012	11	$22.19	to	$35.53	$	365	-	0.45%	to	1.50%	15.58%	to	16.74%
2011	11	$19.05	to	$30.67	$	322	-	0.40%	to	1.50%	-2.91%	to	-1.84%
2010	12	$19.46	to	$31.51	$	363	-	0.45%	to	1.50%	24.01%	to	25.27%
2009	14	$15.57	to	$25.35	$	327	-	0.30%	to	1.50%	42.60%	to	44.34%
2008	15	$10.77	to	$17.72	$	240	0.27%	0.30%	to	1.50%	-44.52%	to	-43.95%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares													
2012	1	$21.52	to	$31.52	$	40	1.90%	0.50%	to	1.50%	6.72%	to	7.80%
2011	2	$20.09	to	$29.46	$	65	7.63%	0.50%	to	1.50%	5.15%	to	6.19%
2010	3	$18.80	to	$27.94	$	66	3.13%	0.50%	to	1.50%	6.38%	to	7.47%
2009	3	$17.63	to	$26.20	$	62	5.00%	0.50%	to	1.50%	11.54%	to	12.63%
2008	5	$15.77	to	$23.44	$	98	4.06%	0.50%	to	1.50%	4.71%	to	5.53%
Janus Aspen Series Janus Portfolio - Institutional Shares													
2012	4	$10.04	to	$24.98	$	70	-	0.50%	to	1.40%	16.99%	to	18.06%
2011	4	$8.54	to	$21.31	$	57	-	0.50%	to	1.40%	-6.62%	to	-5.81%
2010	5	$9.10	to	$22.41	$	82	1.20%	0.50%	to	1.40%	12.89%	to	14.00%
2009	5	$8.02	to	$19.82	$	84	-	0.50%	to	1.40%	34.49%	to	35.62%
2008	7	$8.17	to	$14.72	$	75	0.89%	0.50%	to	1.40%	-40.58%	to	-40.01%
Janus Aspen Series Worldwide Portfolio - Institutional Shares													
2012	6	$12.10	to	$23.33	$	135	0.80%	0.45%	to	1.50%	18.33%	to	19.52%
2011	6	$10.15	to	$19.68	$	114	0.72%	0.40%	to	1.50%	-15.03%	to	-14.08%
2010	8	$11.85	to	$23.10	$	164	0.60%	0.45%	to	1.50%	14.08%	to	15.28%
2009	10	$10.30	to	$20.19	$	172	1.23%	0.45%	to	1.50%	35.65%	to	37.13%
2008	12	$7.49	to	$14.85	$	154	1.27%	0.45%	to	1.50%	-45.34%	to	-44.94%
JPMorgan Government Bond Fund - Select Class													
2012	1		$10.04		$	10	(e)		0.95%			(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
2008	(e)		(e)			(e)	(e)		(e)			(e)	
Lazard U.S. Mid Cap Equity Portfolio - Open Shares													
2012	571	$8.40	to	$9.63	$	5,049	0.07%	0.00%	to	1.50%	3.83%	to	5.48%
2011	452	$8.09	to	$9.13	$	3,793	0.03%	0.00%	to	1.50%	-7.22%	to	-5.86%
2010	287	$8.72	to	$9.70	$	2,566	0.86%	0.00%	to	1.50%	21.28%	to	23.10%
2009	159	$7.19	to	$7.49	$	1,162	0.77%	0.00%	to	1.50%	36.53%	to	38.19%
2008	73	$5.30	to	$5.42	$	388	2.24%	0.00%	to	1.25%	-39.36%	to	-38.48%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
LKCM Aquinas Growth Fund													
2012	31		$11.00		$	337	-		0.90%			9.45%	
2011	29		$10.05		$	291	-		0.90%			0.60%	
2010	28	$9.99	to	$11.93	$	316	-	0.90%	to	1.05%	15.32%	to	15.49%
2009	27	$8.65	to	$10.34	$	269	-	0.90%	to	1.05%		28.71%	
2008	26		$8.01		$	206	-		1.05%			-33.80%	
Loomis Sayles Small Cap Value Fund - Retail Class													
2012	838	$12.29	to	$13.17	$	10,558	0.87%	0.00%	to	1.50%	14.33%	to	16.04%
2011	668	$10.75	to	$11.35	$	7,314	-	0.00%	to	1.50%	-3.24%	to	-1.82%
2010	413	$11.11	to	$11.56	$	4,646	0.50%	0.00%	to	1.50%	22.90%	to	24.70%
2009	276	$9.04	to	$9.27	$	2,518	0.18%	0.00%	to	1.50%	26.61%	to	28.19%
2008	126	$7.14	to	$7.20	$	905	(a)	0.25%	to	1.50%		(a)	
Lord Abbett Developing Growth Fund, Inc. - Class A													
2012	6	$15.18	to	$15.81	$	93	-	0.20%	to	1.60%	8.85%	to	9.75%
2011	5	$13.96	to	$14.26	$	77	-	0.55%	to	1.65%		-2.55%	
2010	1	$14.51	to	$14.57	$	19	(c)	0.60%	to	1.05%		(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
Lord Abbett Core Fixed Income Fund - Class A													
2012	5	$10.97	to	$11.13	$	59	1.80%	0.90%	to	1.45%	4.28%	to	4.90%
2011	5	$10.52	to	$10.61	$	51	3.64%	0.90%	to	1.45%		3.93%	
2010	-		$10.17		$	4	(c)		1.15%			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
2008	(c)		(c)			(c)	(c)		(c)			(c)	
Lord Abbett Mid-Cap Stock Fund, Inc. - Class A													
2012	63	$13.75	to	$17.02	$	960	0.52%	0.55%	to	1.45%	12.89%	to	13.91%
2011	102	$11.90	to	$15.01	$	1,343	0.14%	0.55%	to	1.75%	-5.63%	to	-4.54%
2010	106	$12.61	to	$15.79	$	1,451	0.40%	0.60%	to	1.75%	23.39%	to	24.77%
2009	96	$10.13	to	$12.70	$	1,054	0.67%	0.60%	to	1.90%	24.29%	to	25.89%
2008	85	$8.15	to	$10.13	$	739	1.80%	0.55%	to	1.90%	-40.51%	to	-39.78%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Lord Abbett Small-Cap Value Fund - Class A													
2012	60	$18.53	to	$20.35	$	1,186	0.69%	0.55%	to	1.60%	8.81%	to	10.00%
2011	63	$17.03	to	$18.50	$	1,138	-	0.55%	to	1.60%	-6.12%	to	-5.20%
2010	92	$18.14	to	$19.44	$	1,751	-	0.60%	to	1.60%	24.25%	to	25.50%
2009	88	$14.56	to	$15.49	$	1,330	-	0.60%	to	1.65%	27.72%	to	28.98%
2008	91	$11.40	to	$12.03	$	1,074	0.22%	0.55%	to	1.65%	-32.18%	to	-31.45%
Lord Abbett Fundamental Equity Fund - Class A													
2012	12	$12.57	to	$13.09	$	158	0.99%	0.20%	to	1.60%	9.52%	to	10.46%
2011	4	$11.52	to	$11.85	$	45	(d)	0.20%	to	1.65%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC													
2012	6,044	$9.65	to	$18.71	$	95,534	0.67%	0.00%	to	1.50%	12.88%	to	14.55%
2011	6,523	$8.50	to	$16.51	$	90,948	0.21%	0.00%	to	1.50%	-5.45%	to	-4.07%
2010	6,716	$8.93	to	$17.37	$	98,339	0.38%	0.00%	to	1.50%	23.52%	to	25.52%
2009	7,527	$7.18	to	$13.99	$	88,200	0.47%	0.00%	to	1.50%	24.74%	to	26.56%
2008	8,061	$5.71	to	$11.16	$	75,150	1.22%	0.00%	to	1.50%	-40.23%	to	-39.51%
MainStay Large Cap Growth Fund - Class R3													
2012	31		$13.90		$	424	(e)		-			(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
2008	(e)		(e)			(e)	(e)		(e)			(e)	
Massachusetts Investors Growth Stock Fund - Class A													
2012	49	$13.52	to	$15.05	$	718	1.05%	0.60%	to	1.80%	15.41%	to	16.22%
2011	33	$12.20	to	$12.95	$	428	0.50%	0.60%	to	1.35%	0.16%	to	0.55%
2010	29	$12.33	to	$12.81	$	371	0.60%	0.65%	to	1.20%	12.81%	to	13.46%
2009	26	$10.93	to	$11.29	$	297	0.30%	0.65%	to	1.20%	38.71%	to	39.56%
2008	46	$7.88	to	$8.09	$	364	0.36%	0.65%	to	1.20%	-37.66%	to	-37.38%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Neuberger Berman Genesis Fund® - Trust Class													
2012	7	$12.94	to	$13.39	$	95	-	0.35%	to	1.75%	8.44%		
2011	5	$11.99	to	$12.15	$	66	(d)	0.85%	to	1.80%	(d)		
2010	(d)		(d)			(d)	(d)		(d)		(d)		
2009	(d)		(d)			(d)	(d)		(d)		(d)		
2008	(d)		(d)			(d)	(d)		(d)		(d)		
Neuberger Berman Socially Responsive Fund® - Trust Class													
2012	779	$10.12	to	$11.95	$	8,855	0.80%	0.00%	to	1.90%	8.70%	to	10.88%
2011	1,002	$9.22	to	$10.81	$	10,377	0.73%	0.00%	to	1.90%	-4.81%	to	-3.07%
2010	660	$9.77	to	$11.18	$	7,130	0.20%	0.00%	to	1.90%	20.44%	to	22.19%
2009	424	$8.71	to	$9.22	$	3,772	0.44%	0.00%	to	1.70%	28.30%	to	30.41%
2008	318	$6.12	to	$7.07	$	2,187	0.72%	0.00%	to	1.60%	-39.86%	to	-39.08%
New Perspective Fund®, Inc. - Class R-3													
2012	122	$15.94	to	$18.14	$	2,123	0.61%	0.00%	to	1.45%	18.68%	to	20.37%
2011	236	$13.33	to	$15.07	$	3,477	0.67%	0.00%	to	1.55%	-9.32%	to	-7.89%
2010	266	$14.70	to	$16.36	$	4,250	0.76%	0.00%	to	1.55%	10.61%	to	12.36%
2009	272	$13.29	to	$14.56	$	3,881	1.16%	0.00%	to	1.55%	35.19%	to	37.10%
2008	254	$9.89	to	$10.62	$	2,657	1.79%	0.00%	to	1.45%	-38.99%	to	-38.08%
New Perspective Fund®, Inc. - Class R-4													
2012	5,050	$10.22	to	$18.95	$	88,013	1.22%	0.00%	to	1.50%	18.94%	to	20.87%
2011	4,619	$8.77	to	$15.69	$	67,062	1.04%	0.00%	to	1.50%	-8.98%	to	-7.65%
2010	4,588	$9.50	to	$16.99	$	72,675	1.13%	0.00%	to	1.50%	11.05%	to	12.74%
2009	4,201	$8.34	to	$15.07	$	59,419	1.48%	0.00%	to	1.50%	35.41%	to	37.52%
2008	3,763	$6.11	to	$10.97	$	39,040	2.60%	0.00%	to	1.50%	-38.80%	to	-37.81%
Oppenheimer Capital Appreciation Fund - Class A													
2012	44	$11.27	to	$12.00	$	520	0.65%	0.60%	to	1.30%	12.14%	to	12.99%
2011	39	$10.05	to	$10.62	$	400	0.23%	0.60%	to	1.30%	-2.80%	to	-2.12%
2010	43	$10.23	to	$10.85	$	456	-	0.60%	to	1.45%	7.57%	to	8.50%
2009	55	$9.46	to	$10.03	$	538	-	0.55%	to	1.55%	41.41%	to	42.67%
2008	53	$6.69	to	$7.03	$	363	-	0.55%	to	1.55%	-46.74%	to	-46.17%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class A												
2012	4,295	$11.29	to	$85.45	$ 275,812	0.41%	0.00%	to	1.75%	18.73%	to	20.87%
2011	4,737	$9.42	to	$70.71	$ 259,497	1.67%	0.00%	to	1.75%	-19.52%	to	-18.09%
2010	4,842	$11.61	to	$86.33	$ 325,715	0.15%	0.00%	to	1.95%	24.54%	to	26.97%
2009	4,581	$9.22	to	$67.99	$ 241,957	0.54%	0.00%	to	1.95%	78.72%	to	81.84%
2008	3,873	$5.11	to	$37.41	$ 114,355	1.45%	0.00%	to	1.65%	-48.87%	to	-48.03%
Oppenheimer Developing Markets Fund - Class Y												
2012	3,248	$10.89	to	$10.91	$ 35,375	(e)	0.00%	to	0.45%		(e)	
2011	(e)	(e)			(e)	(e)	(e)				(e)	
2010	(e)	(e)			(e)	(e)	(e)				(e)	
2009	(e)	(e)			(e)	(e)	(e)				(e)	
2008	(e)	(e)			(e)	(e)	(e)				(e)	
Oppenheimer Gold & Special Minerals Fund - Class A												
2012	1	$11.40	to	$11.82	$ 16	(g)	0.20%	to	1.45%		(g)	
2011	1	$12.79	to	$12.89	$ 7	-	0.80%	to	1.20%		-	
2010	2	$17.52			$ 38	(c)	0.60%				(c)	
2009	(c)	(c)			(c)	(c)	(c)				(c)	
2008	(c)	(c)			(c)	(c)	(c)				(c)	
Oppenheimer International Bond Fund - Class A												
2012	11	$11.49	to	$11.74	$ 128	3.82%	0.70%	to	1.45%	9.22%	to	9.87%
2011	13	$10.50	to	$10.65	$ 134	6.49%	0.80%	to	1.55%	-1.77%	to	-1.12%
2010	5	$10.71	to	$10.76	$ 52	(c)	0.85%	to	1.45%		(c)	
2009	(c)	(c)			(c)	(c)	(c)				(c)	
2008	(c)	(c)			(c)	(c)	(c)				(c)	
Oppenheimer Global Securities Fund/VA												
2012	9	$15.16	to	$28.15	$ 226	2.31%	0.50%	to	1.80%	19.09%	to	20.66%
2011	10	$12.73	to	$23.58	$ 207	1.23%	0.40%	to	1.80%	-9.97%	to	-8.76%
2010	12	$14.14	to	$25.57	$ 281	1.44%	0.50%	to	1.80%	13.94%	to	15.39%
2009	13	$12.41	to	$22.16	$ 273	2.31%	0.50%	to	1.80%	37.28%	to	39.11%
2008	17	$9.06	to	$15.97	$ 247	1.70%	0.45%	to	1.75%	-41.25%	to	-40.45%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Global Strategic Income Fund/VA													
2012	5	$20.58	to	$22.66	$	109	5.58%	0.60%	to	1.25%	12.09%	to	12.85%
2011	5	$18.36	to	$20.08	$	106	3.67%	0.60%	to	1.25%	-0.38%	to	0.25%
2010	6	$18.43	to	$20.15	$	112	8.33%	0.55%	to	1.25%	13.56%	to	14.33%
2009	6	$15.86	to	$17.63	$	104	0.96%	0.55%	to	1.45%	17.13%	to	18.24%
2008	7	$13.54	to	$14.99	$	105	5.22%	0.50%	to	1.45%	-15.43%	to	-14.70%
Oppenheimer Main Street Fund®/VA													
2012	7	$9.81	to	$11.19	$	67	1.52%	1.25%	to	1.50%	15.14%	to	15.48%
2011	8	$8.52	to	$9.69	$	65	1.44%	1.25%	to	1.50%	-1.50%	to	-1.32%
2010	8	$8.65	to	$9.82	$	74	1.37%	1.25%	to	1.50%	14.27%	to	14.72%
2009	9	$7.57	to	$8.56	$	72	1.48%	1.25%	to	1.50%	26.38%	to	26.63%
2008	10	$5.99	to	$6.76	$	63	1.12%	1.25%	to	1.50%	-39.37%	to	-39.21%
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA													
2012	718	$11.06	to	$17.24	$	10,845	0.60%	0.00%	to	1.50%	16.23%	to	18.00%
2011	711	$9.46	to	$14.76	$	9,234	0.64%	0.00%	to	1.50%	-3.62%	to	-2.21%
2010	763	$9.76	to	$15.25	$	10,224	0.59%	0.00%	to	1.50%	21.54%	to	23.33%
2009	737	$7.97	to	$12.48	$	8,067	0.75%	0.00%	to	1.50%	35.19%	to	37.31%
2008	578	$5.85	to	$9.19	$	4,655	0.52%	0.00%	to	1.50%	-38.76%	to	-38.01%
Oppenheimer Small- & Mid-Cap Growth Fund/VA													
2012	5	$5.18	to	$10.42	$	41	-	1.25%	to	1.50%	14.86%	to	15.01%
2011	2	$4.51	to	$9.06	$	11	-	1.25%	to	1.50%	-0.44%	to	-0.11%
2010	3	$4.53	to	$9.07	$	15	-	1.25%	to	1.50%	25.48%	to	25.80%
2009	3	$3.61	to	$7.21	$	15	-	1.25%	to	1.50%	30.80%	to	31.09%
2008	4	$2.76	to	$5.50	$	13	-	1.25%	to	1.50%	-49.91%	to	-49.73%
Parnassus Equity Income Fund - Investor Shares													
2012	59	$10.04	to	$16.12	$	622	3.31%	0.95%	to	1.35%	13.97%	to	14.33%
2011	3		$14.03		$	42	(d)		1.25%			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pax World Balanced Fund - Individual Investor Class													
2012	3,574	$9.88	to	$14.64	$	46,306	1.59%	0.00%	to	1.50%	9.65%	to	11.29%
2011	4,035	$8.96	to	$13.16	$	47,486	1.30%	0.00%	to	1.60%	-3.31%	to	-1.79%
2010	4,354	$9.21	to	$13.40	$	52,720	1.48%	0.00%	to	1.65%	10.10%	to	11.85%
2009	4,954	$8.30	to	$11.98	$	54,186	1.67%	0.00%	to	1.65%	19.28%	to	21.42%
2008	4,896	$6.89	to	$9.87	$	44,509	1.99%	0.00%	to	1.75%	-31.93%	to	-30.74%
PIMCO Real Return Portfolio - Administrative Class													
2012	16,021	$14.33	to	$17.87	$	260,067	1.05%	0.00%	to	1.65%	7.10%	to	8.78%
2011	13,442	$13.30	to	$16.43	$	201,912	5.14%	0.00%	to	1.60%	9.90%	to	11.69%
2010	11,633	$12.01	to	$14.71	$	158,235	1.44%	0.00%	to	1.65%	6.40%	to	8.25%
2009	8,873	$11.20	to	$13.61	$	112,730	2.96%	0.00%	to	1.65%	16.42%	to	18.41%
2008	6,215	$9.53	to	$11.50	$	67,423	4.31%	0.00%	to	1.65%	-8.45%	to	-7.03%
Pioneer Equity Income Fund - Class Y													
2012	111		$9.93		$	1,099	(e)		0.95%			(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
2008	(e)		(e)			(e)	(e)		(e)			(e)	
Pioneer High Yield Fund - Class A													
2012	133	$14.79	to	$16.98	$	2,178	4.74%	0.20%	to	1.75%	12.99%	to	14.73%
2011	303	$13.09	to	$14.80	$	4,359	5.30%	0.20%	to	1.75%	-3.47%	to	-1.92%
2010	338	$13.37	to	$15.09	$	4,956	5.25%	0.20%	to	1.95%	15.26%	to	17.34%
2009	373	$11.60	to	$12.86	$	4,675	6.97%	0.20%	to	1.95%	59.16%	to	61.76%
2008	328	$7.37	to	$7.95	$	2,557	7.36%	0.20%	to	1.75%	-38.07%	to	-37.15%
Pioneer Strategic Income Fund - Class A													
2012	124	$11.90	to	$12.39	$	1,519	3.51%	0.20%	to	1.60%	10.11%	to	11.02%
2011	22	$10.98	to	$11.16	$	248	(d)	0.20%	to	1.05%		(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer Emerging Markets VCT Portfolio - Class I												
2012	1,799	$6.91	to	$9.31	$ 15,901	0.52%	0.00%	to	1.60%	10.18%	to	12.03%
2011	2,217	$6.23	to	$8.32	$ 17,672	0.28%	0.00%	to	1.60%	-24.59%	to	-23.35%
2010	2,736	$8.20	to	$10.86	$ 28,736	0.46%	0.00%	to	1.65%	14.02%	to	16.03%
2009	3,007	$7.13	to	$9.37	$ 27,443	1.14%	0.00%	to	1.70%	71.95%	to	74.81%
2008	2,224	$4.12	to	$5.36	$ 11,735	0.43%	0.00%	to	1.55%	-58.85%	to	-58.26%
Pioneer High Yield VCT Portfolio - Class I												
2012	1,725	$13.24	to	$17.39	$ 27,738	9.42%	0.00%	to	1.50%	14.34%	to	16.06%
2011	1,673	$11.51	to	$14.89	$ 23,415	5.53%	0.00%	to	1.50%	-3.16%	to	-1.66%
2010	1,601	$11.81	to	$15.12	$ 22,990	5.40%	0.00%	to	1.50%	16.30%	to	18.06%
2009	1,618	$10.08	to	$13.03	$ 19,842	7.77%	0.00%	to	1.50%	57.99%	to	60.47%
2008	1,510	$6.35	to	$8.12	$ 11,678	9.26%	0.00%	to	1.50%	-36.41%	to	-35.58%
Columbia Diversified Equity Income Fund - Class K												
2012	742	$9.38	to	$10.05	$ 7,180	2.27%	0.00%	to	1.50%	13.29%	to	14.99%
2011	691	$8.28	to	$8.74	$ 5,863	1.73%	0.00%	to	1.50%	-6.44%	to	-5.10%
2010	592	$8.85	to	$9.21	$ 5,329	1.33%	0.00%	to	1.50%	14.49%	to	16.29%
2009	413	$7.73	to	$7.92	$ 3,222	2.01%	0.00%	to	1.50%	25.49%	to	27.05%
2008	237	$6.16	to	$6.21	$ 1,464	(a)	0.25%	to	1.50%	(a)		
Columbia Diversified Equity Income Fund - Class R4												
2012	9	$9.56	to	$9.86	$ 88	2.56%	0.15%	to	0.80%	13.81%	to	14.65%
2011	8	$8.40	to	$8.60	$ 68	0.88%	0.15%	to	0.80%	-6.25%	to	-5.70%
2010	18	$8.96	to	$9.12	$ 160	1.02%	0.15%	to	0.80%	15.13%	to	15.17%
2009	30	$7.74	to	$7.85	$ 233	(b)	0.25%	to	1.10%	(b)		
2008	(b)	(b)			(b)	(b)	(b)			(b)		
Royce Total Return Fund - Class K												
2012	-	$13.85			$ 1	(g)	1.40%			(g)		
2011	-	$12.31			-	(d)	1.30%			(d)		
2010	(d)	(d)			(d)	(d)	(d)			(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
SMALLCAP World Fund® - Class R-4													
2012	755	$10.28	to	$11.02	$	7,942	1.55%	0.00%	to	1.50%	20.23%	to	22.04%
2011	764	$8.55	to	$9.03	$	6,672	0.38%	0.00%	to	1.50%	-15.60%	to	-14.33%
2010	681	$10.13	to	$10.54	$	6,996	1.98%	0.00%	to	1.50%	23.09%	to	24.88%
2009	325	$8.23	to	$8.44	$	2,698	1.34%	0.00%	to	1.50%	51.29%	to	53.28%
2008	80	$5.44	to	$5.48	$	434	(a)	0.25%	to	1.50%		(a)	
T. Rowe Price Mid-Cap Value Fund - R Class													
2012	44	$16.61	to	$18.49	$	777	0.86%	0.10%	to	1.30%	17.39%	to	18.91%
2011	42	$14.15	to	$15.55	$	625	0.42%	0.10%	to	1.30%	-6.48%	to	-5.41%
2010	51	$15.13	to	$16.44	$	803	1.11%	0.10%	to	1.30%	14.36%	to	15.77%
2009	73	$13.23	to	$14.20	$	999	0.82%	0.10%	to	1.30%	44.12%	to	45.46%
2008	74	$9.16	to	$9.62	$	699	0.47%	0.35%	to	1.35%	-35.71%	to	-35.09%
T. Rowe Price Value Fund - Advisor Class													
2012	19		$12.07		$	226	1.50%		1.00%			17.99%	
2011	17		$10.23		$	173	1.19%		1.00%			-3.13%	
2010	15		$10.56		$	163	2.21%		1.00%			14.66%	
2009	12		$9.21		$	109	2.61%		1.00%			35.64%	
2008	6		$6.79		$	44	1.90%		1.00%			-40.44%	
Templeton Foreign Fund - Class A													
2012	77	$9.79	to	$15.76	$	1,174	2.21%	0.35%	to	1.65%	16.61%	to	18.14%
2011	84	$11.94	to	$13.34	$	1,088	2.74%	0.35%	to	1.75%	-14.22%	to	-13.04%
2010	74	$13.92	to	$15.34	$	1,103	1.69%	0.35%	to	1.75%	6.58%	to	7.92%
2009	84	$13.06	to	$14.02	$	1,146	1.77%	0.55%	to	1.75%	47.07%	to	48.99%
2008	71	$8.88	to	$9.41	$	658	3.00%	0.55%	to	1.75%	-46.99%	to	-46.40%
Templeton Global Bond Fund - Advisor Class													
2012	3,507	$10.56	to	$10.57	$	37,035	(e)	0.00%	to	0.45%		(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
2008	(e)		(e)			(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Templeton Global Bond Fund - Class A													
2012	8,916	$10.72	to	$35.09	$	204,498	5.98%	0.00%	to	1.50%	14.03%	to	15.85%
2011	9,995	$9.37	to	$30.30	$	209,387	6.17%	0.95%	to	1.50%	-3.81%	to	-2.38%
2010	9,629	$13.96	to	$31.04	$	207,794	5.51%	0.00%	to	1.50%	10.99%	to	12.71%
2009	8,132	$12.49	to	$27.54	$	155,610	4.38%	0.00%	to	1.50%	17.11%	to	18.86%
2008	6,885	$10.59	to	$23.17	$	110,722	9.04%	0.00%	to	1.50%	4.73%	to	6.28%
Thornburg International Value Fund - Class R4													
2012	3	$11.58	to	$11.73	$	34	(g)	0.90%	to	1.35%		(g)	
2011	5	$10.28	to	$10.31	$	55	(d)	0.60%	to	0.75%		(d)	
2010	(d)	(d)				(d)	(d)	(d)				(d)	
2009	(d)	(d)				(d)	(d)	(d)				(d)	
2008	(d)	(d)				(d)	(d)	(d)				(d)	
USAA Precious Metals and Minerals Fund - Adviser Shares													
2012	1,062	$7.55	to	$7.74	$	8,081	-	0.00%	to	1.50%	-13.42%	to	-12.05%
2011	552	$8.71	to	$8.80	$	4,823	(d)	0.00%	to	1.50%		(d)	
2010	(d)	(d)				(d)	(d)	(d)				(d)	
2009	(d)	(d)				(d)	(d)	(d)				(d)	
2008	(d)	(d)				(d)	(d)	(d)				(d)	
Invesco Van Kampen American Franchise Fund - Class I Shares													
2012	702	$9.77	to	$36.28	$	19,755	(e)	0.00%	to	1.50%		(e)	
2011	(e)	(e)				(e)	(e)	(e)				(e)	
2010	(e)	(e)				(e)	(e)	(e)				(e)	
2009	(e)	(e)				(e)	(e)	(e)				(e)	
2008	(e)	(e)				(e)	(e)	(e)				(e)	
Diversified Value Portfolio													
2012	6	$13.94	to	$15.27	$	87	2.37%	0.95%	to	2.00%	14.17%	to	15.42%
2011	6	$12.21	to	$13.23	$	82	2.38%	0.95%	to	2.00%	1.92%	to	2.96%
2010	7	$11.98	to	$12.85	$	86	2.35%	0.95%	to	2.00%	7.16%	to	8.26%
2009	7	$11.18	to	$11.87	$	84	3.66%	0.95%	to	2.00%		25.74%	
2008	9	$9.01	to	$9.44	$	80	3.09%	0.95%	to	1.95%	-37.34%	to	-36.73%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Equity Income Portfolio													
2012	29	$14.46	to	$15.64	$	446	2.51%	1.10%	to	2.00%	11.15%	to	12.20%
2011	25	$13.01	to	$14.00	$	351	2.45%	1.05%	to	2.00%	8.06%	to	9.08%
2010	24	$12.04	to	$12.78	$	303	2.65%	1.10%	to	2.00%	12.42%	to	13.40%
2009	20	$10.71	to	$11.27	$	225	4.10%	1.10%	to	2.00%	15.20%	to	15.47%
2008	17	$9.38	to	$9.76	$	165	3.84%	1.10%	to	1.95%	-32.23%	to	-31.65%
Small Company Growth Portfolio													
2012	2	$14.87	to	$16.29	$	25	-	0.95%	to	2.00%	12.40%	to	13.60%
2011	6	$13.23	to	$14.34	$	92	-	0.95%	to	2.00%	-0.68%	to	0.35%
2010	8	$13.32	to	$14.29	$	110	-	0.95%	to	2.00%	29.19%	to	30.62%
2009	9	$10.31	to	$10.94	$	93	1.27%	0.95%	to	2.00%	37.60%	to	37.96%
2008	8	$7.57	to	$7.93	$	64	-	0.95%	to	1.95%	-40.63%	to	-40.02%
Victory Small Company Opportunity Fund - Class R													
2012	1	$13.81	to	$14.07	$	13	-	0.60%	to	1.25%		11.23%	
2011	-		$12.65		$	1	(d)		0.60%			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
2008	(d)		(d)			(d)	(d)		(d)			(d)	
Wanger International													
2012	3,149	$9.59	to	$11.16	$	33,558	1.33%	0.00%	to	1.60%	19.74%	to	21.64%
2011	2,787	$7.96	to	$9.18	$	24,628	5.06%	0.00%	to	1.50%	-15.91%	to	-14.60%
2010	2,483	$9.42	to	$10.75	$	25,898	2.55%	0.00%	to	1.55%	23.00%	to	25.03%
2009	1,714	$7.59	to	$8.61	$	14,434	3.47%	0.00%	to	1.55%	47.42%	to	49.80%
2008	1,203	$5.11	to	$5.75	$	6,819	1.00%	0.00%	to	1.50%	-46.37%	to	-45.60%
Wanger Select													
2012	5,096	$9.53	to	$17.39	$	82,307	0.44%	0.00%	to	1.75%	16.36%	to	18.47%
2011	5,695	$8.12	to	$14.68	$	78,376	2.26%	0.00%	to	1.75%	-19.10%	to	-17.67%
2010	6,108	$9.95	to	$17.83	$	102,870	0.53%	0.00%	to	1.75%	24.65%	to	26.60%
2009	5,121	$7.92	to	$14.09	$	68,682	-	0.00%	to	1.50%	63.80%	to	66.19%
2008	4,338	$4.80	to	$8.48	$	35,288	-	0.00%	to	1.50%	-49.84%	to	-49.04%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger USA													
2012	3,344	$9.97	to	$18.69	$	56,213	0.36%	0.00%	to	1.75%	18.15%	to	20.04%
2011	2,848	$9.63	to	$15.69	$	40,134	-	0.00%	to	1.50%	-4.88%	to	-3.46%
2010	2,442	$10.06	to	$16.37	$	35,896	-	0.00%	to	1.50%	21.50%	to	23.35%
2009	2,016	$8.22	to	$13.36	$	24,191	-	0.00%	to	1.50%	40.12%	to	42.34%
2008	1,727	$5.83	to	$8.89	$	14,699	-	0.00%	to	1.50%	-40.59%	to	-37.59%
Washington Mutual Investors Fund[SM], Inc. - Class R-3													
2012	317	$12.63	to	$14.50	$	4,381	1.92%	0.00%	to	1.55%	10.40%	to	12.06%
2011	361	$11.44	to	$12.94	$	4,465	1.96%	0.00%	to	1.55%	5.05%	to	6.68%
2010	389	$10.89	to	$12.13	$	4,515	1.98%	0.00%	to	1.55%	11.12%	to	13.05%
2009	406	$9.80	to	$10.73	$	4,173	2.80%	0.00%	to	1.55%	16.81%	to	18.56%
2008	448	$8.39	to	$9.05	$	3,911	2.30%	0.00%	to	1.55%	-34.35%	to	-33.31%
Washington Mutual Investors Fund[SM], Inc. - Class R-4													
2012	6,972	$10.09	to	$14.88	$	94,956	2.25%	0.00%	to	1.50%	10.80%	to	12.47%
2011	7,177	$9.05	to	$13.14	$	87,837	2.21%	0.00%	to	1.50%	5.41%	to	6.90%
2010	7,137	$8.54	to	$12.26	$	82,473	2.28%	0.00%	to	1.50%	11.57%	to	13.43%
2009	7,276	$7.59	to	$11.00	$	74,999	3.08%	0.00%	to	1.50%	17.25%	to	18.92%
2008	6,960	$6.43	to	$9.25	$	60,944	2.56%	0.00%	to	1.50%	-34.15%	to	-33.33%
Wells Fargo Advantage Small Cap Value Fund - Class A													
2012	10		$12.97		$	135	0.82%		1.00%			12.00%	
2011	9		$11.58		$	108	-		1.00%			-8.46%	
2010	9		$12.65		$	118	0.97%		1.00%			18.11%	
2009	8		$10.71		$	88	-		1.00%			50.42%	
2008	7		$7.12		$	46	-		1.00%			-39.04%	
Wells Fargo Advantage Special Small Cap Value Fund - Class A													
2012	3,766	$10.94	to	$28.21	$	94,083	-	0.00%	to	1.50%	11.78%	to	13.50%
2011	4,004	$9.73	to	$24.89	$	89,066	-	0.00%	to	1.55%	-3.69%	to	-2.15%
2010	4,325	$10.04	to	$25.47	$	99,165	-	0.00%	to	1.55%	20.70%	to	22.54%
2009	4,381	$8.26	to	$20.79	$	82,713	0.41%	0.00%	to	1.55%	27.90%	to	29.91%
2008	4,235	$6.42	to	$16.03	$	62,156	1.09%	0.00%	to	1.55%	-32.80%	to	-31.95%

(a) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new contracts at December 31, 2010, this data is not meaningful and therefore not presented.

(g) As investment Division is wholly comprised of new contracts at December 31, 2012, this data is not meaningful and therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account , excluding expenses changed through the redemption of units,
and is equal to the mortality and expense, administrative, and other charges as defined in the Charges and fees note.
Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this
table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company retrospectively changed its method of accounting for costs associated with acquiring or renewing insurance contracts. Additionally, as discussed in Note 1 to the financial statements, the Company has elected to change its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2013

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2012 and 2011
(In millions, except share data)

| | As of December 31, | |
	2012	2011
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $18,458.7 at 2012 and $16,577.9 at 2011)	$ 20,690.8	$ 18,134.6
Fixed maturities, at fair value using the fair value option	544.7	511.9
Equity securities, available-for-sale, at fair value (cost of $129.3 at 2012 and $131.8 at 2011)	142.8	144.9
Short-term investments	679.8	216.8
Mortgage loans on real estate, net of valuation allowance of $1.3 at 2012 and 2011	2,872.7	2,373.5
Loan - Dutch State obligation	—	417.0
Policy loans	240.9	245.9
Limited partnerships/corporations	179.6	510.6
Derivatives	512.7	446.6
Securities pledged (amortized cost of $207.2 at 2012 and $572.5 at 2011)	219.7	593.7
Total investments	26,083.7	23,595.5
Cash and cash equivalents	363.4	217.1
Short-term investments under securities loan agreement, including collateral delivered	186.1	524.8
Accrued investment income	273.0	260.2
Receivable for securities sold	3.9	16.7
Reinsurance recoverable	2,153.7	2,276.3
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	695.0	947.2
Notes receivable from affiliate	175.0	175.0
Short-term loan to affiliate	—	648.0
Due from affiliates	99.8	52.9
Property and equipment	81.8	84.7
Other assets	101.1	56.3
Assets held in separate accounts	53,655.3	45,295.2
Total assets	$ 83,871.8	$ 74,149.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2012 and 2011)
(In millions, except share data)

	As of December 31,	
	2012	**2011**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 24,191.2	$ 23,062.3
Payable for securities purchased	—	3.3
Payables under securities loan agreement, including collateral held	353.2	634.8
Long-term debt	4.9	4.9
Due to affiliates	95.1	126.0
Derivatives	346.8	360.1
Current income tax payable to Parent	32.1	1.3
Deferred income taxes	507.1	355.2
Other liabilities	424.7	330.5
Liabilities related to separate accounts	53,655.3	45,295.2
Total liabilities	79,610.4	70,173.6
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,217.2	4,533.0
Accumulated other comprehensive income	1,023.0	747.5
Retained earnings (deficit)	(981.6)	(1,307.0)
Total shareholder's equity	4,261.4	3,976.3
Total liabilities and shareholder's equity	$ 83,871.8	$ 74,149.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	2012		**2011**		**2010**	
			Years Ended December 31,			
Revenues:						
Net investment income	$	1,348.8	$	1,420.9	$	1,342.3
Fee income		648.8		614.0		583.5
Premiums		36.0		33.9		67.3
Broker-dealer commission revenue		225.5		218.3		220.0
Net realized capital gains (losses):						
Total other-than-temporary impairments		(14.1)		(116.8)		(199.2)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(3.2)		(9.5)		(52.1)
Net other-than-temporary impairments recognized in earnings		(10.9)		(107.3)		(147.1)
Other net realized capital gains (losses)		70.2		(108.5)		128.3
Total net realized capital gains (losses)		59.3		(215.8)		(18.8)
Other revenue		—		14.5		33.3
Total revenues		2,318.4		2,085.8		2,227.6
Benefits and expenses:						
Interest credited and other benefits to contract owners		746.7		763.4		769.2
Operating expenses		696.5		692.0		789.8
Broker-dealer commission expense		225.5		218.3		220.0
Net amortization of deferred policy acquisition costs and value of business acquired		131.1		94.2		(41.2)
Interest expense		2.0		2.6		2.9
Total benefits and expenses		1,801.8		1,770.5		1,740.7
Income (loss) before income taxes		516.6		315.3		486.9
Income tax expense (benefit)		191.2		(5.0)		109.0
Net income (loss)	$	325.4	$	320.3	$	377.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

| | Years Ended December 31, | | |
	2012	2011	2010
Net income (loss)	$ 325.4	$ 320.3	$ 377.9
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	408.7	483.8	465.6
Other-than-temporary impairments	10.6	21.3	(12.7)
Pension and other post-employment benefit liability	(2.2)	7.6	(1.4)
Other comprehensive income (loss), before tax	417.1	512.7	451.5
Income tax benefit (expense) related to items of other comprehensive income (loss)	(141.6)	(155.7)	(77.3)
Other comprehensive income (loss), after tax	275.5	357.0	374.2
Comprehensive income (loss)	$ 600.9	$ 677.3	$ 752.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2010 - Before change in method	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1
Cumulative effect of changes in accounting:					
Deferred policy acquisition costs	—	—	13.9	(375.9)	(362.0)
Actuarial gains (losses) for pension and post-retirement benefit plans	—	—	17.4	(17.4)	—
Balance at January 1, 2010 - As reported	2.8	4,528.2	16.3	(2,005.2)	2,542.1
Comprehensive income (loss):					
Net income (loss)	—	—	—	377.9	377.9
Other comprehensive income (loss), after tax	—	—	374.2	—	374.2
Total comprehensive income (loss)					752.1
Dividends paid and return of capital distribution	—	(203.0)	—	—	(203.0)
Employee related benefits	—	0.8	—	—	0.8
Balance at December 31, 2010	2.8	4,326.0	390.5	(1,627.3)	3,092.0
Comprehensive income (loss):					
Net income (loss)	—	—	—	320.3	320.3
Other comprehensive income (loss), after tax	—	—	357.0	—	357.0
Total comprehensive income (loss)					677.3
Contribution of capital	—	201.0	—	—	201.0
Employee related benefits	—	6.0	—	—	6.0
Balance at December 31, 2011	2.8	4,533.0	747.5	(1,307.0)	3,976.3
Comprehensive income (loss):					
Net income (loss)	—	—	—	325.4	325.4
Other comprehensive income (loss), after tax	—	—	275.5	—	275.5
Total comprehensive income (loss)					600.9
Dividends paid and distribution of capital	—	(340.0)	—	—	(340.0)
Employee related benefits	—	24.2	—	—	24.2
Balance at December 31, 2012	$ 2.8	$ 4,217.2	$ 1,023.0	$ (981.6)	$ 4,261.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Years Ended December 31,		
	2012	**2011**	**2010**
Cash Flows from Operating Activities:			
Net income (loss)	$ 325.4	$ 320.3	$ 377.9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(88.1)	(88.9)	(93.9)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	133.1	97.7	(37.3)
Net accretion/amortization of discount/premium	20.7	37.0	44.3
Future policy benefits, claims reserves and interest credited	569.9	639.0	608.8
Deferred income tax expense (benefit)	9.5	(65.3)	33.6
Net realized capital (gains) losses	(59.3)	215.8	18.8
Depreciation	3.5	3.5	3.4
Change in:			
Accrued investment income	(12.8)	(19.7)	(23.3)
Reinsurance recoverable	122.6	79.6	74.0
Other receivables and asset accruals	(44.8)	(3.5)	(86.0)
Due to/from affiliates	(77.8)	54.3	17.2
Other payables and accruals	125.0	(91.9)	85.5
Other, net	60.9	(64.8)	(36.1)
Net cash provided by operating activities	1,087.8	1,113.1	986.9
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,868.7	6,468.5	6,340.3
Equity securities, available-for-sale	2.4	63.1	12.9
Mortgage loans on real estate	492.2	332.8	179.2
Limited partnerships/corporations	339.4	93.0	87.2
Acquisition of:			
Fixed maturities	(5,484.7)	(7,662.0)	(7,383.5)
Equity securities, available-for-sale	(0.7)	(5.7)	(16.7)
Mortgage loans on real estate	(991.3)	(863.1)	(147.2)
Limited partnerships/corporations	(46.1)	(68.5)	(85.5)
Derivatives, net	(36.4)	(78.6)	(147.3)
Policy loans, net	5.0	7.1	1.7
Short-term investments, net	(463.0)	5.3	313.1
Loan-Dutch State obligation, net	416.8	122.4	134.7
Collateral received	57.1	105.3	4.7
Purchases of fixed assets, net	(0.6)	(0.8)	—
Net cash used in investing activities	(1,841.2)	(1,481.2)	(706.4)

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	2,884.3	$	3,115.4	$	2,022.2
Maturities and withdrawals from investment contracts		(2,292.6)		(2,403.6)		(2,309.7)
Short-term loans to affiliates, net		648.0		(343.9)		(16.9)
Short-term repayments of repurchase agreements, net		—		(214.7)		214.6
Dividends paid and return of capital distribution		(340.0)		—		(203.0)
Capital contribution from parent		—		201.0		—
Net cash provided by (used in) financing activities		899.7		354.2		(292.8)
Net increase (decrease) in cash and cash equivalents		146.3		(13.9)		(12.3)
Cash and cash equivalents, beginning of year		217.1		231.0		243.3
Cash and cash equivalents, end of year	$	363.4	$	217.1	$	231.0
Supplemental cash flow information:						
Income taxes paid	$	170.1	$	108.4	$	0.6
Interest paid		—		0.3		—

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

ILIAC is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc. ING U.S., Inc. is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. ("ING Insurance"), which is a wholly owned subsidiary of ING Insurance Topholding N.V., which is a wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The Consolidated Financial Statements include the accounts of ILIAC and its wholly owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). Intercompany transactions and balances between ILIAC and its subsidiaries have been eliminated.

Certain reclassifications have been made to prior year financial information to conform to the current year classifications, including the presentation of changes in fair value of embedded derivatives within annuity products and the presentation of market value adjustment items in order to align with the presentation of the Consolidated Financial Statements of ING U.S., Inc. For the years ended December 31, 2011 and 2010, respectively, reclassifications decreased Fee income by $(1.1) and $(6.3), (decreased) increased Other net realized capital gains (losses) by $(216.1) and $9.3, decreased Other revenue by $(6.0) and $(1.4), and (decreased) increased Interest credited and other benefits to contract owners by $(223.2) and $1.6, in the Statements of Operations. Such reclassifications had no impact on Shareholder's equity or Net income (loss).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting Changes

Employee Benefit Plans

As of January 1, 2012, the Company voluntarily changed its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans. Previously, actuarial gains and losses were recognized in Accumulated other comprehensive income and, to the extent outside a corridor, amortized into operating results over the average remaining service period of active plan participants or the average remaining life expectancy of inactive plan participants, as applicable. The Company has elected to immediately recognize actuarial gains and losses in the Consolidated Statements of Operations in the year in which the gains and losses occur. The new accounting method is preferable, as it eliminates the delay in recognition of actuarial gains and losses. These gains and losses are generally only measured annually as of December 31 and, accordingly, will generally be recorded during the fourth quarter.

The Company's change in accounting methodology has been applied retrospectively. The cumulative effect of this change as of January 1, 2010, is a decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $17.4, net of tax. In addition, the impact of this change on the Company's Net income was an increase (decrease) of $1.0, $(7.2) and $(3.8) for the years ended December 31, 2012, 2011 and 2010, respectively. The impact of this change as of December 31, 2012 and 2011, respectively, is an additional decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $27.4 and $28.4, net of tax.

Deferred Policy Acquisition Costs

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $375.9, net of income taxes of $202.4, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $13.9 increase to Accumulated other comprehensive income ("AOCI").

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, which is the risk that the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only, principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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(i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues, and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Loan - Dutch State Obligation: The reported value of the State of The Netherlands (the "Dutch State") loan obligation was based on the outstanding loan balance, plus any unamortized premium. This loan obligation was sold to a related party in November 2012.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests that are not consolidated, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For portions of the program, the lending agent retains 5% of the collateral deposited by the borrower and transfers the remaining 95% to the Company. For other portions of the program, the lending agent retains the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments
The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.
- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated.

The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition, as well as certain costs related directly to successful acquisition activities. Such costs consist principally of certain commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
Generally, the Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these DAC and VOBA balances and the present value of future deferrable acquisition costs.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates.

Several assumptions are considered significant in the estimation of future gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year lookforward period. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. The principal assumptions used to establish liabilities for future policy benefits are based upon Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, benefit utilization, inflation and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 8.0%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts.

Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 6.5% for the years 2012, 2011 and 2010. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

Guarantees
The Company records reserves for product guarantees, which can be either assets or liabilities, for contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value.

Reserves for guaranteed minimum death benefits ("GMDB") on certain variable annuities are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for Managed custody guarantee ("MCG") products. These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value along with attributed fees collected are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The Company incorporates nonperformance risk in the calculation of the fair value of these guarantees.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Short-term and long-term debt are carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are recognized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt, using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Revenues from investment-type and payout contracts without life contingencies, and FIA consist primarily of fees assessed against the contract owner account balance for mortality and policy administration and are reported in Fee income. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits, in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and
- Any tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses from GMDBs. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.1 billion and $2.2 billion as of December 31, 2012 and 2011, respectively, equal the Company's total individual life reserves and are related to the reinsurance recoverable from the subsidiary of Lincoln under this reinsurance agreement. Individual life reserves are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets.

The Company utilizes a reinsurance agreement to manage reserve and capital requirements in connection with a portion of its deferred annuities business. This agreement is accounted for under the deposit method.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable under reinsurance agreements are included in Reinsurance recoverable and amounts currently payable are included in Other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-03, "Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 were adopted by the Company on January 1, 2012. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows, as the guidance is consistent with that previously applied by the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring

In April 2011, the FASB issued Accounting Standards Update ("ASU") 2011-02, "Receivables (Accounting Standards Codification™ ("ASC") Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of certain information about troubled debt restructuring, which was previously deferred by ASU 2011-01, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20" ("ASU 2011-01").

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial position, results of operations or cash flows upon adoption, as there were no troubled debt restructurings between January 1, 2011 and July 1, 2011. The disclosures required by ASU 2011-02 are included in the Investments note to these Consolidated Financial Statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Investments note to these Consolidated Financial Statements, as well as the "Reinsurance" section above, except for the disclosures about troubled debt restructurings included in ASU 2011-02, that were adopted by the Company on July 1, 2011, (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011, and are included in the Investments note to these Consolidated Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Consolidation and Business Combinations

Consolidation Analysis of Investments Held through Separate Accounts
In April 2010, the FASB issued ASU 2010-15, "Financial Services-Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policy holders to be the insurer's interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities
In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities" ("ASU 2009-17"), which amends the consolidation guidance for VIEs, as follows:

- Eliminates the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIEs activities and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
- Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidations (ASC Topic 810): Amendments for Certain Investment Funds" ("ASU 2010-10"), which defers to ASU 2009-17 for a reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses and that are not structured as securitization entities. The Company has determined that all of its managed funds, with the exception of certain CLOs, qualify for the deferral.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted, prospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Financial Statements.

Fair Value

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS").
In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012. The adoption had no effect on the Company's financial condition, results of operations or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-04 are included in the Fair Value Measurements note to these Consolidated Financial Statements.

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation that were adopted by the Company on January 1, 2011. The adoption had no effect on the Company's financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2010-06 are included in the Fair Value Measurements note to these Consolidated Financial Statements.

Other Pronouncements

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income. The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 on December 31, 2011, and applied the provisions retrospectively. The Consolidated Statement of Comprehensive Income, with corresponding revisions to the Consolidated Statements of Changes in Shareholder's Equity, is included in the Consolidated Financial Statements. In addition, the required disclosures are included in the Accumulated Other Comprehensive Income (Loss) note to these Consolidated Financial Statements.

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 are effective retrospectively for annual reporting periods beginning on or after January 1, 2013 and periods within those annual reporting periods. The Company will adopt the provisions of these ASUs in the first quarter of 2013 which will include additional disclosure of the gross and net information instruments deemed in scope, including any related collateral received or posted.

Disclosures about Amounts Reclassified out of AOCI
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt the provisions of ASU 2013-02 in the first quarter of 2013 to provide additional information about amounts reclassified out of accumulated other comprehensive income by component.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option ("FVO") fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,011.5	$ 135.6	$ 0.5	$ —	$ 1,146.6	$ —
U.S. government agencies and authorities	379.4	17.6	—	—	397.0	—
State, municipalities and political subdivisions	77.2	15.9	—	—	93.1	—
U.S. corporate securities	9,438.0	1,147.4	11.1	—	10,574.3	2.0
Foreign securities[1]:						
Government	439.7	57.4	1.1	—	496.0	—
Other	4,570.0	501.3	15.3	—	5,056.0	—
Total foreign securities	5,009.7	558.7	16.4	—	5,552.0	—
Residential mortgage-backed securities:						
Agency	1,679.5	181.5	3.4	33.7	1,891.3	0.6
Non-Agency	390.9	70.0	14.7	20.0	466.2	17.4
Total Residential mortgage-backed securities	2,070.4	251.5	18.1	53.7	2,357.5	18.0
Commercial mortgage-backed securities	748.7	90.6	0.2	—	839.1	4.4
Other asset-backed securities	475.7	26.6	6.7	—	495.6	3.1
Total fixed maturities, including securities pledged	19,210.6	2,243.9	53.0	53.7	21,455.2	27.5
Less: Securities pledged	207.2	13.0	0.5	—	219.7	—
Total fixed maturities	19,003.4	2,230.9	52.5	53.7	21,235.5	27.5
Equity securities	129.3	13.6	0.1	—	142.8	—
Total fixed maturities and equity securities investments	$ 19,132.7	$ 2,244.5	$ 52.6	$ 53.7	$ 21,378.3	$ 27.5

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) on the Consolidated Statements of Operations.
[3] Represents other-than-temporary impairments ("OTTI") reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,096.6	$ 135.0	$ —	$ —	$ 1,231.6	$ —
U.S. government agencies and authorities	379.7	31.0	—	—	410.7	—
State, municipalities and political subdivisions	95.1	10.9	—	—	106.0	—
U.S. corporate securities	8,166.9	770.8	31.1	—	8,906.6	—
Foreign securities[1]:						
Government	308.5	39.8	3.1	—	345.2	—
Other	4,352.5	328.8	38.4	—	4,642.9	—
Total foreign securities	4,661.0	368.6	41.5	—	4,988.1	—
Residential mortgage-backed securities:						
Agency	1,442.0	218.7	3.4	39.4	1,696.7	0.7
Non-Agency	513.4	66.7	49.5	19.8	550.4	28.8
Total Residential mortgage-backed securities	1,955.4	285.4	52.9	59.2	2,247.1	29.5
Commercial mortgage-backed securities	866.1	51.0	5.8	—	911.3	4.4
Other asset-backed securities	441.5	19.4	22.1	—	438.8	4.2
Total fixed maturities, including securities pledged	17,662.3	1,672.1	153.4	59.2	19,240.2	38.1
Less: Securities pledged	572.5	22.4	1.2	—	593.7	—
Total fixed maturities	17,089.8	1,649.7	152.2	59.2	18,646.5	38.1
Equity securities	131.8	13.1	—	—	144.9	—
Total fixed maturities and equity securities investments	$ 17,221.6	$ 1,662.8	$ 152.2	$ 59.2	$ 18,791.4	$ 38.1

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) on the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2012, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities ("MBS") and Other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 853.5	$ 880.9
After one year through five years	3,953.8	4,249.9
After five years through ten years	5,700.3	6,339.8
After ten years	5,408.2	6,292.4
Mortgage-backed securities	2,819.1	3,196.6
Other asset-backed securities	475.7	495.6
Fixed maturities, including securities pledged	$ 19,210.6	$ 21,455.2

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity. As of December 31, 2011, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of December 31, 2012 and 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
2012				
Communications	$ 1,154.1	$ 161.4	$ 0.9	$ 1,314.6
Financial	1,859.3	240.1	10.9	2,088.5
Industrial and other companies	7,883.1	850.9	6.9	8,727.1
Utilities	2,715.4	349.8	7.3	3,057.9
Transportation	396.1	46.5	0.4	442.2
Total	$ 14,008.0	$ 1,648.7	$ 26.4	$ 15,630.3
2011				
Communications	$ 1,108.8	$ 116.3	$ 2.0	$ 1,223.1
Financial	1,948.9	133.2	39.6	2,042.5
Industrial and other companies	6,577.6	559.0	20.7	7,115.9
Utilities	2,527.2	259.2	6.4	2,780.0
Transportation	356.9	31.9	0.8	388.0
Total	$ 12,519.4	$ 1,099.6	$ 69.5	$ 13,549.5

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

2012 and 2011, approximately 41.8% and 41.1%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2012 and 2011, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2012 and 2011, the Company did not have any securities pledged under reverse repurchase agreements.

Securities Lending

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. As of December 31, 2012 and 2011, the fair value of loaned securities was $180.2 and $515.8, respectively and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $186.1 and $524.8, respectively, and is recorded in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2012 and 2011, liabilities to return collateral of $186.1 and $524.8, respectively, are included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the collateralized loan obligations ("CLOs") of $1.3 and $0.9 as of December 31, 2012 and 2011, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012 to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pretax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payment of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

Securitizations

The Company invests in various tranches of securitization entities, including Residential Mortgage-backed Securities ("RMBS"), Commercial Mortgage-backed Securities ("CMBS") and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. The Company's involvement with these entities is limited

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and does not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012 and 2011:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2012								
U.S. Treasuries	$ 300.0	$ 0.5	$ —	$ —	$ —	$ —	$ 300.0	$ 0.5
U.S. corporate, state and municipalities	479.8	6.8	22.5	0.9	49.4	3.4	551.7	11.1
Foreign	166.8	4.7	7.8	0.5	87.7	11.2	262.3	16.4
Residential mortgage-backed	68.7	1.6	7.2	0.3	132.4	16.2	208.3	18.1
Commercial mortgage-backed	7.5	0.1	1.6	—	2.5	0.1	11.6	0.2
Other asset-backed	15.6	—	—	—	34.2	6.7	49.8	6.7
Total	$1,038.4	$ 13.7	$ 39.1	$ 1.7	$ 306.2	$ 37.6	$ 1,383.7	$ 53.0
2011								
U.S. Treasuries	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. corporate, state and municipalities	595.1	22.8	46.5	3.0	52.9	5.3	694.5	31.1
Foreign	435.3	19.1	49.9	4.6	169.5	17.8	654.7	41.5
Residential mortgage-backed	49.4	1.6	97.0	5.2	175.4	46.1	321.8	52.9
Commercial mortgage-backed	28.3	1.8	69.0	2.5	8.9	1.5	106.2	5.8
Other asset-backed	32.6	0.2	4.9	1.3	44.1	20.6	81.6	22.1
Total	$1,140.7	$ 45.5	$ 267.3	$ 16.6	$ 450.8	$ 91.3	$ 1,858.8	$ 153.4

Of the unrealized capital losses aged more than twelve months, the average fair value of the related fixed maturities was 89.1% and 83.2% of the average book value as of December 31, 2012 and 2011, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of December 31, 2012 and 2011:

	Amortized Cost		**Unrealized Capital Losses**		**Number of Securities**	
	< 20%	**> 20%**	**< 20%**	**> 20%**	**< 20%**	**> 20%**
2012						
Six months or less below amortized cost	$ 1,110.8	$ 15.2	$ 19.3	$ 3.9	141	10
More than six months and twelve months or less below amortized cost	49.5	1.5	2.6	0.4	31	2
More than twelve months below amortized cost	198.1	61.6	6.2	20.6	99	28
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40
2011						
Six months or less below amortized cost	$ 1,197.2	$ 60.1	$ 46.9	$ 16.9	256	31
More than six months and twelve months or less below amortized cost	270.3	25.1	13.9	9.1	52	9
More than twelve months below amortized cost	355.6	103.9	26.7	39.9	129	37
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of December 31, 2012 and 2011:

	Amortized Cost		**Unrealized Capital Losses**		**Number of Securities**	
	< 20%	**> 20%**	**< 20%**	**> 20%**	**< 20%**	**> 20%**
2012						
U.S. Treasuries	$ 300.5	$ —	$ 0.5	$ —	2	—
U.S. corporate, state and municipalities	558.1	4.7	9.1	2.0	82	2
Foreign	242.7	36.0	5.7	10.7	38	8
Residential mortgage-backed	201.2	25.2	10.2	7.9	124	24
Commercial mortgage-backed	11.8	—	0.2	—	8	—
Other asset-backed	44.1	12.4	2.4	4.3	17	6
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40
2011						
U.S. Treasuries	$ —	$ —	$ —	$ —	—	—
U.S. corporate, state and municipalities	717.7	7.9	28.8	2.3	119	3
Foreign	670.5	25.7	31.9	9.6	122	7
Residential mortgage-backed	276.5	98.2	19.0	33.9	119	47
Commercial mortgage-backed	110.1	1.9	5.4	0.4	16	1
Other asset-backed	48.3	55.4	2.4	19.7	61	19
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations of residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity securities investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used if no rating is available as permitted by the NAIC. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organization ("ARO") for marketable fixed maturities, called "rating agency designations," except for certain structured securities as described below. NAIC designations of "1," highest quality and "2," high quality, include fixed maturity securities generally considered investment grade. NAIC designations "3" through "6" include fixed maturity securities generally considered below investment grade.

The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond's amortized cost to the NAIC's loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of the Company's RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by the Company which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodology reduces regulatory reliance on rating agencies and allows for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, the Company presents the rating of structured securities based on ratings from the NAIC rating methodologies described above (which may not correspond to rating agency designations). All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about certain of the Company's fixed maturity securities holdings, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's Investors Service ("Moody's"), Standard & Poor's ("S&P") and Fitch Ratings Ltd. ("Fitch"). If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the ARO rating is applied; and
- when ratings are unavailable then an internal rating is applied.

Subprime and Alt-A Mortgage Exposure

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include the following: residential mortgage

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

loans to customers who have strong credit profiles but lack some elements, such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company's exposure to subprime mortgage backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings are included in Other ABS in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities was $61.2 and $6.2, respectively, representing 0.3% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities were $59.1 and $21.7, respectively, representing 0.3% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company's exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total Subprime Mortgage-backed Securities		
	NAIC Designation	**ARO Ratings**	**Vintage**
2012			
1	67.8 %	AAA	3.2 %	2007	8.0 %
2	3.2 %	AA	—	2006	6.0 %
3	19.6 %	A	16.2 %	2005 and prior	86.0 %
4	8.7 %	BBB	21.5 %		100.0 %
5	0.5 %	BB and below	59.1 %		
6	0.2 %		100.0 %		
	100.0 %				
2011			
1	75.8 %	AAA	7.5 %	2007	9.1 %
2	5.3 %	AA	—	2006	4.5 %
3	9.3 %	A	13.0 %	2005 and prior	86.4 %
4	9.4 %	BBB	33.7 %		100.0 %
5	—	BB and below	45.8 %		
6	0.2 %		100.0 %		
	100.0 %				

The Company's exposure to Alt-A mortgages is included in Residential mortgage-backed securities in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $106.0 and $9.5, respectively, representing 0.5% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $111.4 and $19.6, respectively, representing 0.6% of total fixed maturities, including securities pledged, based on fair value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company's exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total Alt-A Mortgage-backed Securities				
	NAIC Designation		**ARO Ratings**		**Vintage**
2012					
1	33.4 %	AAA	0.2 %	2007	13.8 %
2	12.4 %	AA	1.4 %	2006	29.3 %
3	21.0 %	A	3.4 %	2005 and prior	56.9 %
4	30.3 %	BBB	5.6 %		100.0 %
5	2.3 %	BB and below	89.4 %		
6	0.6 %		100.0 %		
	100.0 %				
2011					
1	39.9 %	AAA	0.3 %	2007	12.0 %
2	14.9 %	AA	3.1 %	2006	28.3 %
3	14.7 %	A	13.1 %	2005 and prior	59.7 %
4	21.1 %	BBB	4.6 %		100.0 %
5	4.7 %	BB and below	78.9 %		
6	4.7 %		100.0 %		
	100.0 %				

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commercial Mortgage-backed and Other Asset-backed Securities

As of December 31, 2012 and 2011, the fair value of the Company's CMBS totaled $839.1 and $911.3, respectively and Other ABS, excluding subprime exposure, totaled $435.6 and $381.0, respectively. As of December 31, 2012 and 2011, the gross unrealized losses related to CMBS totaled $0.2 and $5.8, respectively and gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $0.6 and $0.7, respectively. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

The following tables summarize the Company's exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

			% of Total CMBS			
	NAIC Designation		**ARO Ratings**		**Vintage**	
2012						
	1	99.9 %	AAA	54.1 %	2007	28.7 %
	2	—	AA	17.1 %	2006	20.4 %
	3	0.1 %	A	8.4 %	2005 and prior	50.9 %
	4	—	BBB	5.3 %		100.0 %
	5	—	BB and below	15.1 %		
	6	—		100.0 %		
		100.0 %				
2011						
	1	97.4 %	AAA	63.7 %	2007	23.4 %
	2	0.9 %	AA	1.4 %	2006	18.2 %
	3	0.7 %	A	21.1 %	2005 and prior	58.4 %
	4	1.0 %	BBB	4.0 %		100.0 %
	5	—	BB and below	9.8 %		
	6	—		100.0 %		
		100.0 %				

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 47.0%, 5.6% and 26.9%, respectively, of total Other ABS, excluding subprime exposure. As of December 31, 2011, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 49.3%, 5.5% and 17.2%, respectively, of total Other ABS, excluding subprime exposure.

The following tables summarize the Company's exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total Other ABS					
NAIC Designation		**ARO Ratings**		**Vintage**	
2012					
1	98.3 %	AAA	88.4 %	2012	21.4 %
2	1.6 %	AA	1.9 %	2011	12.2 %
3	0.1 %	A	8.0 %	2010	5.7 %
4	—	BBB	1.6 %	2009	0.3 %
5	—	BB and below	0.1 %	2008	9.5 %
6	—		100.0 %	2007	22.9 %
	100.0 %			2006	6.1 %
				2005 and prior	21.9 %
					100.0 %
2011					
1	95.0 %	AAA	82.7 %	2011	14.3 %
2	4.7 %	AA	1.2 %	2010	7.3 %
3	—	A	8.4 %	2009	0.4 %
4	0.3 %	BBB	7.4 %	2008	11.7 %
5	—	BB and below	0.3 %	2007	30.3 %
6	—		100.0 %	2006	6.8 %
	100.0 %			2005 and prior	29.2 %
					100.0 %

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2012, the Company did not have any troubled debt restructurings. For the year ended December 31, 2011, the Company had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $13.0 and $12.9, respectively.

As of December 31, 2012 and 2011, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses.

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The following table summarizes the Company's investment in mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Commercial mortgage loans	$ 2,874.0	$ 2,374.8
Collective valuation allowance	(1.3)	(1.3)
Total net commercial mortgage loans	$ 2,872.7	$ 2,373.5

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2012 and 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Collective valuation allowance for losses, beginning of period	$ 1.3	$ 1.3
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1.3	$ 1.3

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of December 31, 2012 and 2011:

	2012	2011
Impaired loans with allowances for losses	$ —	$ —
Impaired loans without allowances for losses	5.6	5.8
Subtotal	5.6	5.8
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 5.6	$ 5.8
Unpaid principal balance of impaired loans	$ 7.1	$ 7.3

The following table presents information on impaired loans as of December 31, 2012 and 2011:

	2012	2011
Impaired loans, average investment during the period	$ 5.7	$ 7.7

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2012 and 2011. There were no other loans in arrears with respect to principal and interest as of December 31, 2012 and 2011.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents information on interest income recognized on impaired and restructured loans for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Interest income recognized on impaired loans, on an accrual basis	$ 0.4	$ 0.6	$ 0.9
Interest income recognized on impaired loans, on a cash basis	0.4	0.6	1.0

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Loan-to-Value Ratio:		
0% - 50%	$ 501.3	$ 552.4
50% - 60%	768.9	771.5
60% - 70%	1,491.6	908.2
70% - 80%	96.4	125.2
80% and above	15.8	17.5
Total Commercial mortgage loans	$ 2,874.0	$ 2,374.8

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 2,114.4	$ 1,600.1
1.25x - 1.5x	390.5	408.1
1.0x - 1.25x	293.1	286.7
Less than 1.0x	76.0	79.9
Total Commercial mortgage loans	$ 2,874.0	$ 2,374.8

[1] Balances do not include allowance for mortgage loan credit losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of December 31, 2012 and 2011:

	2012[1]		2011[1]	
	Gross Carrying Value	**% of Total**	**Gross Carrying Value**	**% of Total**
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 564.1	19.6 %	$ 514.7	21.7 %
South Atlantic	561.0	19.5 %	412.0	17.3 %
Middle Atlantic	332.7	11.6 %	325.9	13.7 %
East North Central	337.8	11.8 %	285.6	12.0 %
West South Central	460.4	16.0 %	358.4	15.1 %
Mountain	214.5	7.5 %	191.2	8.0 %
West North Central	205.2	7.1 %	98.9	4.2 %
New England	119.1	4.1 %	94.2	4.0 %
East South Central	79.2	2.8 %	93.9	4.0 %
Total Commercial mortgage loans	$ 2,874.0	100.0 %	$ 2,374.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

	2012[1]		2011[1]	
	Gross Carrying Value	**% of Total**	**Gross Carrying Value**	**% of Total**
Commercial Mortgage Loans by Property Type:				
Industrial	$ 1,035.2	36.0 %	$ 956.4	40.3 %
Retail	824.0	28.7 %	544.7	22.9 %
Office	427.0	14.8 %	351.5	14.8 %
Apartments	298.7	10.4 %	281.7	11.9 %
Hotel/Motel	92.1	3.2 %	132.7	5.6 %
Mixed use	34.2	1.2 %	0.9	0.0 %
Other	162.8	5.7 %	106.9	4.5 %
Total Commercial mortgage loans	$ 2,874.0	100.0 %	$ 2,374.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Year of Origination:		
2012	$ 939.0	$ —
2011	836.9	857.9
2010	124.0	161.9
2009	73.0	92.6
2008	119.0	137.2
2007	102.3	202.1
2006 and prior	679.8	923.1
Total Commercial mortgage loans	$ 2,874.0	$ 2,374.8

[1] Balances do not include allowance for mortgage loan credit losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following tables identify the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ —	—	$ —	—	$ 1.7	1
U.S. corporate	2.9	3	20.4	17	6.6	24
Foreign[1]	0.8	3	27.8	50	42.4	20
Residential mortgage-backed	6.0	33	8.2	38	14.8	53
Commercial mortgage-backed	—	—	28.2	8	20.5	8
Other asset-backed	1.2	4	22.7	53	58.5	42
Limited partnerships	—	—	—	—	1.6	4
Equity securities	—	—	—	—	— *	1
Mortgage loans on real estate	—	—	—	—	1.0	1
Total	$ 10.9	43	$ 107.3	166	$ 147.1	154

[1] Primarily U.S. dollar denominated.
* Less than $0.1.

The above tables include $9.1, $17.6 and $48.4 of write-downs related to credit impairments for the years ended December 31, 2012, 2011 and 2010, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $1.8, $89.7 and $98.7, in write-downs for the years ended December 31, 2012, 2011 and 2010, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ —	—	$ —	—	$ 1.7	1
U.S. corporate	0.2	1	20.4	17	6.7	24
Foreign[1]	0.8	3	23.7	46	28.5	15
Residential mortgage-backed	0.7	3	1.6	7	8.6	18
Commercial mortgage-backed	—	—	22.9	8	16.2	6
Other asset-backed	0.1	1	21.1	50	37.0	26
Total	$ 1.8	8	$ 89.7	128	$ 98.7	90

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The fair value of fixed maturities with OTTI as of December 31, 2012 and 2011 was $1.2 billion and $1.9 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at January 1	$ 19.4	$ 50.7	$ 46.0
Additional credit impairments:			
On securities not previously impaired	1.5	0.9	12.0
On securities previously impaired	3.7	6.7	11.7
Reductions:			
Securities intent impaired	—	(8.7)	(5.9)
Securities sold, matured, prepaid or paid down	(4.6)	(30.2)	(13.1)
Balance at December 31	$ 20.0	$ 19.4	$ 50.7

Net Investment Income

The following table summarizes Net investment income for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities	$ 1,222.5	$ 1,224.2	$ 1,182.4
Equity securities, available-for-sale	7.5	13.6	15.3
Mortgage loans on real estate	143.5	118.1	104.0
Policy loans	13.2	13.7	13.3
Short-term investments and cash equivalents	1.4	0.8	0.8
Other	6.8	95.5	68.0
Gross investment income	1,394.9	1,465.9	1,383.8
Less: Investment expenses	46.1	45.0	41.5
Net investment income	$ 1,348.8	$ 1,420.9	$ 1,342.3

As of December 31, 2012 and December 31, 2011, the Company did not have any investments in fixed maturities which produced no investment income. Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Fixed maturities, available-for-sale, including securities pledged	$ 67.5	$ 112.6	$ 38.7
Fixed maturities, at fair value option	(124.2)	(60.6)	(39.2)
Equity securities, available-for-sale	(0.2)	7.4	4.1
Derivatives	1.3	(64.3)	(44.6)
Embedded derivative - fixed maturities	(5.5)	4.9	8.0
Embedded derivative - product guarantees	120.4	(216.1)	9.3
Other investments	—	0.3	4.9
Net realized capital gains (losses)	$ 59.3	$ (215.8)	$ (18.8)
After-tax net realized capital gains (losses)	$ 38.5	$ (53.3)	$ 1.5

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Proceeds on sales	$ 2,887.1	$ 5,596.3	$ 5,312.9
Gross gains	88.7	249.0	213.6
Gross losses	(12.7)	(33.6)	(27.8)

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the fixed index annuity contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within Fixed indexed annuities ("FIA") contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Managed custody guarantees ("MCG"): The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. Embedded derivatives within fixed maturities are reported with the host contract on the Consolidated Balance Sheets and changes in fair value are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2012 and 2011:

	2012			2011		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting: Cash flow hedges:						
Interest rate contracts	$ 1,000.0	$ 215.4	$ —	$ 1,000.0	$ 173.9	$ —
Derivatives: Non-qualifying for hedge accounting: Interest rate contracts	18,131.1	292.9	328.5	17,555.1	269.4	306.4
Foreign exchange contracts	161.6	0.4	18.3	213.4	0.7	32.4
Equity contracts	14.5	0.4	—	—	—	—
Credit contracts	347.5	3.6	—	548.4	2.6	21.2
Managed custody guarantees	N/A	—	—	N/A	—	1.0
Embedded derivatives:						
Within fixed maturity investments	N/A	53.7	—	N/A	59.2	—
Within annuity products	N/A	—	122.4	N/A	—	236.3
Total		$ 566.4	$ 469.2		$ 505.8	$ 597.3

N/A - Not Applicable

The maximum length of time over which the Company is hedging its exposure to variability in the future cash flows for forecasted transactions through the fourth quarter 2016.

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ —	$ —	$ —
Fair value hedges:			
Interest rate contracts	—	—	—
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(18.9)	(58.3)	(61.4)
Foreign exchange contracts	6.9	(0.7)	7.4
Equity contracts	2.0	(0.5)	0.5
Credit contracts	11.3	(4.8)	8.9
Managed custody guarantees	1.1	1.1	4.1
Embedded derivatives:			
Within fixed maturity investments[2]	(5.5)	4.9	8.0
Within annuity products[2]	119.3	(217.2)	5.2
Total	$ 116.2	$ (275.5)	$ (27.3)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2012, 2011 and 2010, ineffective amounts are deemed to be immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par value minus recovery value of the swap contract. As of December 31, 2012, the fair value of credit default swaps of $3.6 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, on the Consolidated Balance Sheets. As of December 31, 2011, the fair value of credit default swaps of $2.6 and $21.2 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, the maximum potential future exposure to the Company on the sale of credit default swaps was $329.0 and $518.3, respectively.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	2012			
	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,093.4	$ 53.2	$ —	$ 1,146.6
U.S. government agencies and authorities	—	397.0	—	397.0
U.S. corporate, state and municipalities	—	10,512.8	154.6	10,667.4
Foreign[1]	—	5,527.4	24.6	5,552.0
Residential mortgage-backed securities	—	2,348.4	9.1	2,357.5
Commercial mortgage-backed securities	—	839.1	—	839.1
Other asset-backed securities	—	462.4	33.2	495.6
Total fixed maturities, including securities pledged	1,093.4	20,140.3	221.5	21,455.2
Equity securities, available-for-sale	125.8	—	17.0	142.8
Derivatives:				
Interest rate contracts	—	508.3	—	508.3
Foreign exchange contracts	—	0.4	—	0.4
Equity contracts	0.4	—	—	0.4
Credit contracts	—	3.6	—	3.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,229.3	—	—	1,229.3
Assets held in separate accounts	47,916.5	5,722.5	16.3	53,655.3
Total assets	$ 50,365.4	$ 26,375.1	$ 254.8	$ 76,995.3
Liabilities:				
Product guarantees:				
Stabilizer and MCGs	$ —	$ —	$ 102.0	$ 102.0
FIA	—	—	20.4	20.4
Derivatives:				
Interest rate contracts	0.7	327.8	—	328.5
Foreign exchange contracts	—	18.3	—	18.3
Credit contracts	—	—	—	—
Total liabilities	$ 0.7	$ 346.1	$ 122.4	$ 469.2

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,180.3	$ 51.3	$ —	$ 1,231.6
U.S. government agencies and authorities	—	410.7	—	410.7
U.S. corporate, state and municipalities	—	8,883.5	129.1	9,012.6
Foreign[(1)]	—	4,937.0	51.1	4,988.1
Residential mortgage-backed securities	—	2,206.1	41.0	2,247.1
Commercial mortgage-backed securities	—	911.3	—	911.3
Other asset-backed securities	—	411.1	27.7	438.8
Total fixed maturities, including securities pledged	1,180.3	17,811.0	248.9	19,240.2
Equity securities, available-for-sale	125.9	—	19.0	144.9
Derivatives:				
Interest rate contracts	5.7	437.6	—	443.3
Foreign exchange contracts	—	0.7	—	0.7
Credit contracts	—	2.6	—	2.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	953.9	4.8	—	958.7
Assets held in separate accounts	40,556.8	4,722.3	16.1	45,295.2
Total assets	$ 42,822.6	$ 22,979.0	$ 284.0	$ 66,085.6
Liabilities:				
Product guarantees:				
Stabilizers and MCGs	$ —	$ —	$ 221.0	$ 221.0
FIA	—	—	16.3	16.3
Derivatives:				
Interest rate contracts	—	306.4	—	306.4
Foreign exchange contracts	—	32.4	—	32.4
Credit contracts	—	8.6	12.6	21.2
Total liabilities	$ —	$ 347.4	$ 249.9	$ 597.3

[(1)] Primarily U.S. dollar denominated.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2012, $175.5 and $16.7 billion of a total fair value of $21.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2011, $194.9 and $14.8 billion of a total of $19.2 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company has entered into a number of options as hedges on its FIA liabilities. The maximum exposure is the current value of the option. The payoff of these contracts depends on market conditions during the lifetime of the option. The fair value measurement of options is highly sensitive to implied equity and interest rate volatility and the market reflects a considerable variance in broker quotes. The Company uses a third-party vendor to determine the market value of these options.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair value for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed interest rate. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk"). Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company, with similar term to maturity and priority of payment. The ING Insurance credit default spread was applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of its long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk to incorporate a blend of observable, similarly rated peer company

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

credit default swap spreads, adjusted to reflect the Company's own credit quality as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2012 and 2011. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

	Year Ended December 31, 2012										
	Fair Value as of July 1	Total Realized/Unrealized Gains (Losses) Included in: Net Income	Total Realized/Unrealized Gains (Losses) Included in: OCI	Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of September 30	Change in Unrealized Gains (Losses) Included in Earnings[3]
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 129.1	$ (0.3)	$ (1.4)	$ 0.4	$ —	$ —	$ (7.9)	$ 38.3	$ (3.6)	$ 154.6	$ (0.4)
Foreign	51.1	0.9	(4.2)	—	—	(5.7)	(12.5)	20.7	(25.7)	24.6	—
Residential mortgage-backed securities	41.0	0.7	2.7	2.3	—	(6.0)	—	—	(31.6)	9.1	(0.1)
Other asset-backed securities	27.7	1.1	2.5	—	—	—	(1.9)	3.8	—	33.2	0.8
Total fixed maturities, including securities pledged	248.9	2.4	(0.4)	2.7	—	(11.7)	(22.3)	62.8	(60.9)	221.5	0.3
Equity securities, available-for-sale	19.0	(0.2)	(0.2)	0.8	—	(2.4)	—	0.3	(0.3)	17.0	(0.5)
Derivatives, net	(12.6)	(1.8)	—	—	—	—	14.4	—	—	—	—
Product guarantees:											
Stabilizer and MCGs[1]	(221.0)	124.5	—	(5.5)	—	—	—	—	—	(102.0)	—
FIA[1]	(16.3)	(4.1)	—	—	—	—	—	—	—	(20.4)	—
Separate Accounts[4]	16.1	0.3	—	16.3	—	(8.3)	—	—	(8.1)	16.3	0.6

(1) All gains and losses on Level 3 are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31, amounts are included in Net investment income and Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(4) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2011:

	Year Ended December 31, 2011										
	Fair Value as of July 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of September 30	Change in Unrealized Gains (Losses) Included in Earnings[3]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 11.2	$ (0.3)	$ 6.7	$ 19.0	$ —	$ —	$ (43.3)	$ 135.8	$ —	$ 129.1	$ (0.3)
Foreign	11.4	0.5	—	30.9	—	(19.7)	(1.5)	29.9	(0.4)	51.1	(0.8)
Residential mortgage-backed securities	254.7	(3.0)	1.7	57.1	—	(38.5)	(8.1)	5.3	(228.2)	41.0	(0.9)
Other asset-backed securities	247.7	(26.8)	15.8	—	—	(119.7)	(8.7)	—	(80.6)	27.7	(3.5)
Total fixed maturities, including securities pledged	525.0	(29.6)	24.2	107.0	—	(177.9)	(61.6)	171.0	(309.2)	248.9	(5.5)
Equity securities, available-for-sale	27.7	0.1	0.1	4.3	—	(4.2)	—	—	(9.0)	19.0	—
Derivatives, net	(13.6)	0.8	—	0.2	—	—	—	—	—	(12.6)	0.6
Product guarantees:											
Stabilizer and MCGs[1]	(3.0)	(212.5)	—	(5.5)	—	—	—	—	—	(221.0)	—
FIA[1]	(5.6)	(3.6)	—	(7.1)	—	—	—	—	—	(16.3)	—
Separate Accounts[4]	22.3	—	—	9.8	—	(3.4)	—	—	(12.6)	16.1	0.1

[1] All gains and losses on Level 3 are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts for the year ended December 31, 2012 were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The transfers out of Level 3 for the year ended December 31, 2011 in fixed maturities, including securities pledged, were primarily due to the Company's determination that the market for subprime RMBS securities had become active in the first quarter 2011 and to an increased utilization of vendor valuations for certain CMO assets, as opposed to the previous use of broker quotes in the second quarter of 2011. While the valuation methodology for subprime RMBS securities has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and the Company experience may be limited on certain products.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

Unobservable Input	Range[1]	
	FIA	Stabilizer / MCG
Interest rate implied volatility	—	0% to 4.0%
Nonperformance risk	0.10% to 1.3%	0.10% to 1.3%
Actuarial Assumptions:		
Lapses	0% - 10% [2]	0% to 55% [3]
Policyholder Deposits[4]	—	0% to 60% [3]

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. We make dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87 %	0-30%	0-15%	0-55%	0-20%
Stabilizer with Recordkeeping Agreements	13 %	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100 %	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Generally, the following will cause an increase (decrease) in the MCG derivative and Stabilizer embedded derivative fair value liabilities:

- An increase (decrease) in interest rate volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments were as follows as of December 31, 2012 and December 31, 2011:

	2012		2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 21,455.2	$ 21,455.2	$ 19,240.2	$ 19,240.2
Equity securities, available-for-sale	142.8	142.8	144.9	144.9
Mortgage loans on real estate	2,872.7	2,946.9	2,373.5	2,423.1
Loan - Dutch State obligation	—	—	417.0	421.9
Policy loans	240.9	240.9	245.9	245.9
Limited partnerships/corporations	179.6	179.6	510.6	510.6
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	1,229.3	1,229.3	958.7	958.7
Derivatives	512.7	512.7	446.6	446.6
Notes receivable from affiliates	175.0	194.3	175.0	165.2
Assets held in separate accounts	53,655.3	53,655.3	45,295.2	45,295.2
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	20,263.4	25,156.5	18,889.8	22,212.7
Supplementary contracts, immediate annuities and other	680.0	837.3	742.9	896.2
Annuity product guarantees:				
FIA	20.4	20.4	16.3	16.3
Stabilizer and MCGs	102.0	102.0	221.0	221.0
Derivatives	346.8	346.8	360.0	360.0
Long-term debt	4.9	4.9	4.9	4.9

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing cash flows net of certain contract fees discounted using The Netherlands Strip Yield Curve and is classified as Level 2.

Policy loans: The fair value of policy loans is equal to the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and are classified as Level 3.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

Funding agreements without a fixed maturity and deferred annuities: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Supplementary contracts and immediate annuities: Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

5. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	**2011**	**2010**
Balance at January 1	$ 334.9	$ 307.6	$ 355.7
Deferrals of commissions and expenses	79.1	79.8	74.7
Amortization:			
Amortization	(72.1)	(71.5)	(40.5)
Interest accrued[1]	31.1	31.9	29.9
Net amortization included in the Consolidated Statements of Operations	(41.0)	(39.6)	(10.6)
Change in unrealized capital gains/losses on available-for-sale securities	(76.5)	(12.9)	(112.2)
Balance at December 31	$ 296.5	$ 334.9	$ 307.6

[1] Interest accrued at 5.0% to 7.0% during 2012, 2011 and 2010.

Activity within VOBA was as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	**2011**	**2010**
Balance at January 1	$ 593.6	$ 864.2	$ 981.2
Deferrals of commissions and expenses	8.1	8.5	17.6
Amortization:			
Amortization	(152.6)	(125.1)	(16.0)
Interest accrued[1]	62.5	70.5	67.8
Net amortization included in the Consolidated Statements of Operations	(90.1)	(54.6)	51.8
Change in unrealized capital gains/losses on available-for-sale securities	(130.2)	(224.5)	(186.4)
Balance at December 31	$ 381.4	$ 593.6	$ 864.2

[1] Interest accrued at 5.0% and 7.0% during 2012, 2011 and 2010

The estimated amount of VOBA amortization expense, net of interest, is $66.0, $50.7, $45.4, $42.3 and $34.9, for the years 2013, 2014, 2015, 2016 and 2017, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

6. Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2012, the account value for the separate account contracts with guaranteed minimum benefits was $35.2 billion. The additional liability recognized related to minimum guarantees was $108.1. As of December 31, 2011, the account value for the separate account contracts with guaranteed minimum benefits was $32.1 billion. The additional liability recognized related to minimum guarantees was $226.4.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2012 and 2011, was $9.3 billion and $7.9 billion, respectively.

7.   Reinsurance

At December 31, 2012, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2012, the Company had one outstanding cession and a reinsurance treaty with its affiliate, Security Life of Denver International Limited ("SLDI"), to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement is accounted for under the deposit method of accounting.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.1 and $10.3 were maintained for this contract as of December 31, 2012 and 2011, respectively.

Reinsurance ceded in force for life mortality risks were $15.1 billion and $16.2 billion at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, net receivables were comprised of the following:

	2012	2011
Claims recoverable from reinsurers	$ 2,153.8	$ 2,276.3
Reinsured amounts due to reinsurers	(0.3)	(0.3)
Other	0.2	0.3
Total	$ 2,153.7	$ 2,276.3

Premiums were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Premiums:			
Direct premiums	$ 36.2	$ 34.0	$ 67.6
Reinsurance assumed	—	0.1	—
Reinsurance ceded	(0.2)	(0.2)	(0.3)
Net premiums	$ 36.0	$ 33.9	$ 67.3

8.   Capital Contributions, Dividends and Statutory Information

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

During the year ended December 31, 2012, ILIAC did not receive any capital contributions from its Parent. During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent. During the year ended December 31, 2010, ILIAC did not receive any capital contributions from its Parent.

During the year ended December 31, 2012, following receipt of required approval from the State of Connecticut Insurance Department (the "Department"), ILIAC paid a cash distribution of $340.0 to its Parent. During the year ended December 31, 2011, ILIAC did not pay a dividend or distribution on its common stock to its Parent. During the year ended December 31, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent. On October 15, 2012, December 22, 2011 and October 30, 2010, IFA paid a $90.0, $65.0 and $60.0 dividend, respectively, to ILIAC, its parent, which was eliminated in consolidation. On December 21, 2012, DSL paid a $15.0 dividend to ILIAC, its parent, which was eliminated in consolidation.

The Department recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $261.6, $194.4 and $66.0, for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $1.9 billion as of December 31, 2012 and 2011.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted based on the specific rules regarding admissibility.

9.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2012, 2011 and 2010.

	2012	2011	2010
Fixed maturities, net of OTTI	$ 2,190.9	$ 1,518.7	$ 933.8
Equity securities, available-for-sale	13.5	13.1	21.0
Derivatives	215.2	173.7	0.5
DAC/VOBA and sales inducements adjustments on available-for-sale securities	(810.6)	(603.6)	(362.4)
Premium deficiency reserve adjustment	(152.6)	(64.8)	(61.0)
Other investments	—	—	0.1
Unrealized capital gains (losses), before tax	1,456.4	1,037.1	532.0
Deferred income tax asset (liability)	(444.6)	(302.3)	(149.3)
Unrealized capital gains (losses), after tax	1,011.8	734.8	382.7
Pension and other post-employment benefits liability, net of tax	11.2	12.7	7.8
AOCI	$ 1,023.0	$ 747.5	$ 390.5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Fixed maturities	$ 661.6	563.6	813.1
Equity securities, available-for-sale	0.4	(7.9)	8.2
Derivatives	41.5	173.2	0.5
DAC/VOBA and sales inducement adjustment on available-for-sale securities	(207.0)	(241.2)	(295.3)
Premium deficiency reserve adjustment	(87.8)	(3.8)	(61.0)
Other investments	—	(0.1)	0.1
Change in unrealized gains/losses on securities, before tax	408.7	483.8	465.6
Deferred income tax asset/liability	(138.6)	(145.5)	(82.2)
Change in unrealized gains/losses on securities, after tax	270.1	338.3	383.4
Change in OTTI, before tax	10.6	21.3	(12.7)
Deferred income tax asset/liability	(3.7)	(7.5)	4.4
Change in OTTI, after tax	6.9	13.8	(8.3)
Pension and other post-employment benefit liability, before tax	(2.2)	7.6	(1.4)
Deferred income tax asset/liability	0.7	(2.7)	0.5
Pension and other post-employment benefit liability, after tax	(1.5)	4.9	(0.9)
Net change in AOCI, after tax	$ 275.5	$ 357.0	$ 374.2

Changes in unrealized capital gains/losses on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA and income taxes, were as follows for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Net unrealized capital gains/losses arising during the year[1]	$ 320.6	$ 408.8	$ 335.6
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss)[2]	43.6	78.7	29.2
Change in deferred tax valuation allowance	—	22.0	68.7
Net change in unrealized capital gains/losses on securities	$ 277.0	$ 352.1	$ 375.1

[1] Pretax net unrealized capital gains/losses arising during the period were $485.4, $625.1 and $495.7 for the years ended December 31, 2012, 2011 and 2010, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $66.1, $120.0 and $42.8 for the years ended December 31, 2012, 2011 and 2010, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2012, 2011 and 2010.

	2012	**2011**	**2010**
Current tax expense (benefit):			
Federal	$ 200.9	$ 60.3	$ 73.2
Total current tax expense (benefit)	200.9	60.3	73.2
Deferred tax expense (benefit):			
Federal	(9.7)	(65.3)	35.8
Total deferred tax expense (benefit)	(9.7)	(65.3)	35.8
Total income tax expense (benefit)	$ 191.2	$ (5.0)	$ 109.0

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the years ended December 31, 2012, 2011 and 2010:

	2012	**2011**	**2010**
Income (loss) before income taxes	$ 516.6	$ 315.3	$ 486.9
Tax rate	35.0 %	35.0 %	35.0 %
Income tax expense (benefit) at federal statutory rate	180.8	110.4	170.4
Tax effect of:			
Dividends received deduction	(18.6)	(37.0)	(23.3)
Valuation allowance	—	(87.0)	(13.7)
IRS audit adjustment	(0.3)	3.7	(26.8)
Prior year tax	28.1	—	—
State tax expense (benefit)	—	—	0.6
Other	1.2	4.9	1.8
Income tax expense (benefit)	$ 191.2	$ (5.0)	$ 109.0

Based on its 2011 tax return as filed, the Company decreased its estimated deferred tax assets by $28.1.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities as of December 31, 2012 and 2011, are presented below.

	2012	2011
Deferred tax assets:		
Insurance reserves	$ 255.4	$ 269.6
Investments	87.5	89.2
Postemployment benefits	50.6	97.1
Compensation and benefits	44.4	22.9
Other assets	24.5	22.5
Total gross assets before valuation allowance	462.4	501.3
Less: Valuation allowance	11.1	11.1
Assets, net of valuation allowance	451.3	490.2
Deferred tax liabilities:		
Net unrealized investment (gains) losses	(482.4)	(357.5)
Deferred policy acquisition costs	(143.8)	(127.0)
Value of business acquired	(332.2)	(360.9)
Total gross liabilities	(958.4)	(845.4)
Net deferred income tax liability	$ (507.1)	$ (355.2)

Net unrealized capital losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2012 and 2011, the Company had a tax valuation allowance of $62.8 that was allocated to Net income (loss) and $(51.7) that was allocated to Other comprehensive income. As of December 31, 2012 and 2011, the Company had a full valuation allowance of $11.1 related to foreign tax credits, the benefit of which is uncertain.

Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $32.1 and $1.3 for federal income taxes as of December 31, 2012 and 2011, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefits of losses generated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

___

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Balance at beginning of period	$ —	$ 23.0
Additions for tax positions related to prior years	—	4.5
Reductions for tax positions related to prior years	—	(4.5)
Reductions for settlements with taxing authorities	—	(23.0)
Balance at end of period	$ —	$ —

The Company had no unrecognized tax benefits as of December 31, 2012 and 2011 which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2012 and 2011.

Tax Regulatory Matters

In March 2012, the Internal Revenue Service ("IRS") completed its examination of the Company's return for tax year 2010. The 2010 audit settlement did not have a material impact on the financial statements.

The Company is currently under audit by the IRS for tax years 2011 through 2012 and it is expected that the examination of tax year 2011 will be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2011, 2012 and 2013.

11.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $19.1, $24.6 and $27.2 for the years ended December 31, 2012, 2011 and 2010, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $9.7, $9.8 and $10.7, for the years ended December 31, 2012, 2011 and 2010, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2012 and 2011.

		2012		2011
Change in benefit obligation:				
Benefit obligation, January 1	$	98.7	$	96.8
Interest cost		4.4		5.0
Benefits paid		(9.3)		(8.4)
Actuarial gain on obligation		3.4		18.4
Plan adjustments		—		(8.8)
Curtailments or settlements		—		(4.3)
Benefit obligation, December 31	$	97.2	$	98.7
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	—	$	—

Amounts recognized in the Consolidated Balance Sheets consist of:

		2012		2011
Accrued benefit cost	$	(97.2)	$	(98.7)
Accumulated other comprehensive income:				
Prior service cost		(7.3)		(8.5)
Net amount recognized	$	(104.5)	$	(107.2)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2012 and 2011 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2012	2011
Discount rate	4.05 %	4.75 %
Rate of compensation increase	4.00 %	4.00 %

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.05% was the appropriate discount rate as of December 31, 2012, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2012	2011	2010
Discount rate	4.75 %	5.50 %	6.00 %
Rate of increase in compensation levels	4.00 %	4.00 %	3.00 %

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2012, 2011 and 2010, were as follows:

	2012		**2011**		**2010**	
Interest cost	$	4.4	$	5.0	$	5.1
Net loss (gain)		3.4		16.0		11.5
Unrecognized past service cost recognized in the year		(1.2)		—		0.1
The effect of any curtailment or settlement		—		2.2		—
Net periodic benefit cost	$	6.6	$	23.2	$	16.7

Cash Flows

In 2013, the employer is expected to contribute $8.6 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2013 through 2017 and thereafter through 2022, are estimated to be $8.6, $7.7, $6.0, $5.8, $6.0 and $30.1, respectively.

Stock Option and Share Plans

Long-term Equity Ownership Plan: Starting in 2004, ING Group began issuing options under the Long-term Equity Ownership Plan ("leo"). Under leo, participants are awarded both stock options and performance shares. Leo options are nonqualified options on ING Group shares in the form of American Depository Receipts ("ADRs"). The leo options give the recipient the right to purchase an ING Group share in the form of ADRs at a price equal to the fair market value of one ING Group share on the date of grant. The options have a ten-year term and vest three years from the grant date subject to the participant meeting the three-year service vesting condition. Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination, or termination for cause.

Leo performance shares are a contingent grant of ING Group stock and generally vest three years from the grant date, and can range from 0-200% of target based on ING's Total Shareholder Return ("TSR") relative to a peer group of global financial services companies as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in the leo plan document).

Long-term Sustainable Performance Plan performance shares ("LSPP") were granted on March 30, 2011 and 2012 with a three year graded vesting schedule. Participants were awarded a conditional right to receive a number of ING Group shares in the form of ADR's in the future. Awards under the LSPP vest, and shares are delivered 1/3 each of the first, second and third anniversary of the award date, provided the participants are still employed by ING. The LSPP performance shares are subject to a performance measure. The number of ADR's that would be ultimately granted at the end of each performance period is dependent upon a measure of the Company's performance over that period.

At the end of the specified performance period, the extent to which ING's performance targets have been met will determine the actual number of leo and LSPP performance shares that the participants will receive on the vesting date.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $5.0, $5.1 and $3.4 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company recognized tax benefits of $1.5, $0.8 and $0.7 in 2012, 2011 and 2010, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401 (k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2012, 2011 and 2010, were $11.9, $9.9 and $11.9, respectively.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation. In November 2012, ILIAC provided a letter of credit to the DECD in the amount of $10.6 security for its repayment obligations with respect to the loan.

At both December 31, 2012 and 2011, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2012, 2011 and 2010, rent expense for leases was $4.9, $5.0 and $4.0, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2012 and 2011, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $314.9 and $536.4, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2012 and 2011, the Company held $167.0 and $110.0 of net cash collateral, respectively, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2012 and 2011, the Company delivered collateral of $39.5 and $77.9, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of December 31, 2012 and 2011:

	2012	2011
Other fixed maturities-state deposits	$ 13.4	$ 13.6
Securities pledged[1]	219.7	593.7
Total restricted assets	$ 233.1	$ 607.3

[1] Includes the fair value of loaned securities of $180.2 and $515.8 as of December 31, 2012 and 2011, respectively, which is included in Securities pledged on the Consolidated Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirement and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws and disgorgement of retained gains. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required to be made. Accordingly, the Company's estimate reflects both types of matters. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For other matters included within this estimation, for which a reasonably possible but not probable range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2012, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, to be up to approximately $30.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. It is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), which has been filed by the administrator of a 401(k) ERISA Plan who claims that the Company has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of the Employee Retirement Income Act ("ERISA"). Among other things, Claimant seeks declaratory relief and the disgorgement of all revenue sharing payments and profits earned in connection with such payments, as well as attorney's fees. On January 26, 2012, Plaintiff filed a motion requesting to be allowed to represent a class of similarly situated ERISA Plans, which the court granted on September 26, 2012. The Company denies Claimant's allegations and is vigorously defending this litigation.

The regulatory examination of the Company's policy for addressing and correcting an error that is made when processing the trade instructions of an ERISA plan or one of its participants has been resolved. Under that policy, the Company absorbs any loss and retains any gain that results from such an error correction. The resolution will not have a material impact on the Company's results of operations or financial position.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

14.   Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $27.0, $22.8 and $23.7, respectively.

- Services agreement with ING North America for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $183.5, $180.6 and $209.7, respectively.

- Services agreement between ILIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2012, 2011 and 2010, net expenses related to the agreement were incurred in the amount of $30.8, $29.8 and $53.3, respectively.

- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2012, 2011 and 2010, ILIAC's net earnings related to the agreement were in the amount of $7.1, $8.4 and $2.2, respectively.

- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2012, 2011 and 2010, revenue under the IIM intercompany agreement was $26.2, $24.7 and $24.1, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as ILIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2012, 2011 and 2010, commissions were collected in the amount of $225.5, $218.3 and $220.0, respectively. Such commissions are, in turn, paid to broker-dealers.

- Intercompany agreements with each of ING USA, ILIAC, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred under these intercompany agreements in the aggregate amount of $212.3, $207.9 and $204.5, respectively.

- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred under this service agreement in the amount of $3.2, $3.2 and $3.3, respectively.

- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $27.0, $23.3 and $19.8, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance Agreement

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, Security Life of Denver International Limited ("SLDI") to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%. This agreement is accounted for under the deposit method of accounting and had an immaterial impact to the Consolidated Balance Sheets.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $135.0, $103.2 and $246.1 (excludes fees paid to ING Investment Management Co.) in 2012, 2011 and 2010, respectively.

DSL has been retained by ING Investors Trust ("IIT"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2012, 2011 and 2010, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $370.6, $323.2 and $314.3, respectively. At December 31, 2012 and 2011, DSL had $25.6 and $22.9, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and based upon its renewal on April 1, 2011 expires on April 1, 2016, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. Interest on any ING U.S., Inc. borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2012, 2011 and 2010. The Company earned interest income of $0.5, $1.3 and $0.9 for the years ended December 31, 2012, 2011 and 2010, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2012, the Company did not have any outstanding receivable. As of December 31, 2011, the Company had an outstanding receivable of $648.0 from ING U.S., Inc. under the reciprocal loan agreement.

During the second quarter of 2012, ING U.S., Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012. The Company and ING U.S., Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2012, 2011 and 2010.

Alt-A Back-Up Facility

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back Up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.1 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this first transaction, the Company retained 20% of the exposure for any results on the $1.1 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $794.4, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State. The Company incurred net fees of $1.4, $1.9 and $2.3 in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company executed a second transaction effective January 26, 2009, in which an additional $5.0 par Alt-A RMBS portfolio owned by the Company were sold to ING Direct Bancorp. ING Direct Bancorp paid cash in the amount of $3.6 for 80% of the Company's additional $5.0 par Alt-A RMBS and included those purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. ING Direct Bancorp paid cash in the amount of $0.6 and retained the remaining 20% of this Alt-A RMBS portfolio.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continues to own 20% of the Alt-A RMBS from the first transaction. The Company has the right to sell these securities, subject to a right of first refusal granted to ING Bank.

Transfer of Registered Representatives

On January 1, 2011, IFA transferred a group of registered representatives and their related customer accounts to its broker-dealer affiliate, ING Financial Partners, Inc. and received $5.0 as consideration for the transfer. Effective January 1, 2011, IFA operates exclusively as a wholesale broker-dealer.